Filed Pursuant to Rule 424(b)(3)

Registration No. 333-296284

LETTER TO STOCKHOLDERS OF LIVEPERSON, INC.

Dear Stockholders of LivePerson, Inc.:

On April 21, 2026, LivePerson, Inc. (“LivePerson”), SoundHound AI, Inc. (“SoundHound”) and Lightspeed Merger Sub, Inc., an indirect, wholly owned subsidiary of SoundHound (“Merger Sub I”), entered into a Merger Agreement (the “Original Merger Agreement”), which was amended and restated on July 2, 2026, by the Amended and Restated Merger Agreement, by and among LivePerson, SoundHound, Merger Sub I and Lightspeed Merger Sub II Inc., an indirect, wholly owned subsidiary of SoundHound (“Merger Sub II”) (as it may be further amended from time to time, the “Merger Agreement”), under which, upon the terms and subject to the conditions set forth therein, Merger Sub I will be merged with and into LivePerson (the “First Merger”), with LivePerson surviving the First Merger as an indirect, wholly owned subsidiary of SoundHound and, immediately following the First Merger, Merger Sub II will be merged with and into LivePerson (the “Second Merger,” and together with the First Merger, the “Mergers”), with LivePerson surviving the Second Merger as an indirect, wholly owned subsidiary of SoundHound.

If the First Merger is completed, subject to the terms and conditions of the Merger Agreement, LivePerson stockholders will receive, in exchange for each share of LivePerson Common Stock, par value $0.001 per share (“LivePerson Common Stock”), issued and outstanding immediately prior to the time that the First Merger becomes effective (the “First Effective Time”) (other than certain excluded shares, including the TASE Shares (as defined below)) a number of shares of Class A common stock of SoundHound, par value $0.0001 per share (“SoundHound Common Stock”) to be calculated in accordance with the Merger Agreement and as further described in this proxy statement/prospectus (the “Per Share Merger Consideration”). If the Second Merger is completed, subject to the terms and conditions of the Merger Agreement, LivePerson stockholders whose shares of LivePerson Common Stock are held through the Tel-Aviv Stock Exchange Clearing House Ltd. (“TASECH”) (such shares of LivePerson Common Stock, the “TASE Shares”) will receive, in exchange for each TASE Share issued and outstanding immediately prior to the time that the Second Merger becomes effective (the “Second Effective Time”) (other than any Dissenting Shares (used herein as defined in the Merger Agreement )) an amount of cash to be calculated in accordance with the Merger Agreement and as further described in this proxy statement/prospectus (the “Per Share Cash Merger Consideration”).

The Per Share Merger Consideration will be calculated prior to closing of the First Merger in accordance with the terms and conditions of the Merger Agreement and will depend on (1) the “Closing Merger Consideration” and (2) the average of the daily volume-weighted average prices of a share of SoundHound Common Stock on the Nasdaq on each of the ten consecutive trading days ending on (and including) the third (3rd) trading day prior to the date of closing of the Mergers, rounded down to the nearest penny, as reported by Bloomberg (the “SoundHound Closing VWAP Stock Price”), subject to a minimum price per share of SoundHound Common Stock of $7.00 per share and a maximum price per share of SoundHound Common Stock of $12.00 per share (the “SoundHound Closing Stock Price”). If the SoundHound Closing VWAP Stock Price is greater than $12.00 per share, the SoundHound Closing Stock Price will be deemed to equal $12.00 per share, and if such actual average is less than $7.00 per share, the SoundHound Closing Stock Price will be deemed to equal $7.00 per share.

The “Closing Merger Consideration” will be calculated by dividing (a) $42,784,532.64 (as such amount may be adjusted (i) downward based on the difference, if any, between the applicable minimum cash threshold in the Merger Agreement and the amount of cash and cash equivalents on LivePerson’s balance sheet shortly before the First Effective Time (as estimated after giving effect to payments to be made in connection with the transactions in accordance with the Merger Agreement), and/or (ii) upward based on the aggregate exercise prices of certain outstanding options over LivePerson Common Stock, in each case as more fully described in this proxy statement/prospectus) (the “Aggregate Consideration Amount”) by (b) the SoundHound Closing Stock Price.

The Per Share Merger Consideration will be a number of shares of SoundHound Common Stock equal to (a) the Closing Merger Consideration, divided by (b) the Fully Diluted Common Number (as defined in the Merger Agreement), which shall include the total number of shares of LivePerson Common Stock issued and outstanding immediately prior to the First Effective Time plus the total number of shares of LivePerson Common Stock that are issuable upon the conversion, exercise or settlement in full of certain options, awards or other rights to acquire LivePerson Common Stock that are outstanding as of immediately prior to the First Effective Time.

The “Closing TASE Cash Merger Consideration” will be an amount equal to (i) (A) the Closing Merger Consideration multiplied by (B) the SoundHound Closing VWAP Stock Price, multiplied by (ii) the “Closing TASE Merger Consideration Percentage,” which will be a fraction equal to (A) the total number of TASE Shares issued and outstanding immediately prior to the Second Effective Time (the “Fully Diluted TASE Common Number”) divided by (B) the Fully Diluted Common Number; provided, however, if the Closing TASE Merger Consideration Percentage exceeds $7.5 million, then the Closing TASE Cash Merger Consideration will be deemed to equal $7.5 million.

The Per Share Cash Merger Consideration will be calculated prior to closing of the Second Merger and will be a dollar amount equal to the quotient of (a) the Closing TASE Cash Merger Consideration divided by (b) the Fully Diluted TASE Common Number issued and outstanding immediately prior to the Second Effective Time.

Assuming no adjustments are made to the Aggregate Consideration Amount based on the amount of cash and cash equivalents estimated to be on LivePerson’s balance sheet shortly prior to the First Effective Time and approximately 12.8 million shares of LivePerson Common Stock outstanding on a fully diluted basis, and assuming that the total number of TASE Shares immediately prior to the Second Effective Time is not more than approximately 2.25 million shares, the Aggregate Consideration Amount represents approximately $3.33 in value per share of LivePerson Common Stock, which represents a premium of approximately 22% over the volume-weighted average price of LivePerson’s common stock for the thirty days prior to the date of execution of the Original Merger Agreement. LivePerson Common Stock is quoted on the Nasdaq Global Select Market under the symbol “LPSN,” and SoundHound Common Stock is quoted on the Nasdaq Global Market under the symbol “SOUN.” Given that the Per Share Merger Consideration and the Per Share Cash Merger Consideration will depend on factors including the trading prices of SoundHound Common Stock during the relevant period prior to the First Effective Time, the amount of cash and cash equivalents estimated to be on LivePerson’s balance sheet shortly before the First Effective Time, and the number of TASE Shares issued and outstanding shortly before the Second Effective Time, at the time of the LivePerson special meeting (defined below), you will not know the precise value of the Per Share Merger Consideration or the Per Share Cash Merger Consideration, as applicable, you may receive on the date the Mergers are completed.

The Merger Agreement provides that, to the fullest extent permitted under applicable law, no holder or beneficial owner of LivePerson Common Stock may transfer shares of LivePerson Common Stock to TASE such that such shares would, upon completion of such transfer, constitute TASE Shares.

The board of directors of LivePerson (the “LivePerson board of directors”) has unanimously approved the Merger Agreement and recommended that LivePerson stockholders vote in favor of adopting the Merger Agreement.

The Mergers cannot be completed without approval of the proposal to adopt the Merger Agreement by the affirmative vote of holders of a majority of the outstanding shares of LivePerson Common Stock entitled to vote thereon.    Because of this, LivePerson is holding a special meeting of its stockholders on August 20, 2026 to vote on the proposal necessary to complete the Mergers (the “LivePerson special meeting”). At the LivePerson special meeting, LivePerson stockholders will also be asked to approve the non-binding compensation advisory proposal and the adjournment proposal, neither of which is a condition to the consummation of the Mergers. Information about the LivePerson special meeting, the Mergers, the Merger Agreement, and the other business to be considered by stockholders at the LivePerson special meeting is contained in this proxy statement/prospectus. The LivePerson board of directors has fixed the close of business on July 6, 2026 as the record date for the determination of LivePerson stockholders entitled to notice of, and to vote at, the LivePerson special meeting. Any stockholder entitled to attend and vote at the LivePerson special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of LivePerson Common Stock. We urge you to read this proxy statement/prospectus and the annexes and documents incorporated by reference carefully. You should also carefully consider the risks that are described in the “Risk Factors” section beginning on page 20.

The LivePerson board of directors has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Mergers, are fair to, and are in the best interests of, the LivePerson stockholders, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Mergers, and directed that the Merger Agreement be submitted to

LivePerson’s stockholders for adoption at a meeting of such stockholders, and unanimously recommends that LivePerson stockholders vote (i) “FOR” the proposal to adopt the Merger Agreement and the transactions contemplated thereby, including the Mergers, (ii) “FOR” the proposal on non-binding compensation for named executive officers and (iii) “FOR” the adjournment proposal.

Your vote is very important regardless of the number of shares of LivePerson Common Stock that you own.

In addition to being a proxy statement, this document is also a prospectus for shares of SoundHound Common Stock that will be issued to LivePerson stockholders in exchange for each share of LivePerson Common Stock they hold (other than certain excluded shares, including the TASE Shares) pursuant to the Merger Agreement.

Whether or not you plan to attend the LivePerson special meeting, please submit your proxy as soon as possible by following the instructions on the accompanying proxy card to make sure that your shares are represented at the meeting. If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction form furnished by the broker, bank or other nominee. You must provide voting instructions by filling out the voting instruction form in order for your shares to be voted. The failure to vote, assuming a quorum is present, will have the same effect as a vote “AGAINST” the proposal to adopt the Merger Agreement and the transactions contemplated thereby, including the Mergers.

Thank you for being a stockholder of LivePerson. Your vote and participation, no matter how many shares you own, are very important to us. We look forward to seeing you at the virtual LivePerson special meeting.

Sincerely,

By:	/s/ James Miller
Name:	James Miller
Title:	Chair of the Board

If you have any questions or need any assistance in authorizing a proxy or voting your shares, please contact our proxy solicitor:

MacKenzie Partners, Inc.

7 Penn Plaza

New York, New York 10001

Call Toll-Free: (800) 322-2885

Email: proxy@mackenziepartners.com

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

The proxy statement/prospectus is dated July 9, 2026 and is first being mailed to stockholders of LivePerson on or about July 9, 2026.

LivePerson, Inc.

www.liveperson.com

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Notice of Special Meeting of Stockholders

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August 20, 2026

10:00 a.m. Eastern Time

NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (including any adjournments or postponements thereof, the “LivePerson special meeting”) of LivePerson, Inc., a Delaware corporation (“LivePerson”), is scheduled to be held on August 20, 2026 at 10:00 a.m. Eastern Time. The LivePerson special meeting will be held via a live audio webcast at www.virtualshareholdermeeting.com/LPSN2026SM. The LivePerson special meeting will be held for the following purposes, as more fully described in the proxy statement/prospectus accompanying this Notice:

•        to adopt the Amended and Restated Merger Agreement, dated July 2, 2026 (as it may be amended from time to time, the “Merger Agreement”), by and among LivePerson, SoundHound AI, Inc. (“SoundHound”), Lightspeed Merger Sub Inc., an indirect wholly owned subsidiary of SoundHound (“Merger Sub I”) and Lightspeed Merger Sub II Inc., an indirect wholly owned subsidiary of SoundHound (“Merger Sub II”), and the transactions contemplated thereby, including the Mergers (as defined below) (and such proposal, the “merger proposal”);

•        to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to LivePerson’s named executive officers that is based on, or otherwise relates to, the mergers contemplated by the Merger Agreement (the “non-binding compensation advisory proposal”); and

•        to approve the adjournment of the LivePerson special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger proposal (the “adjournment proposal”).

LivePerson stockholder approval of the merger proposal is required to complete the merger between Merger Sub I and LivePerson (the “First Merger”) and the subsequent merger between Merger Sub II and LivePerson (the “Second Merger”, and, together with the First Merger, collectively the “Mergers”), as contemplated by the Merger Agreement. LivePerson stockholders will also be asked to approve the non-binding compensation advisory proposal and the adjournment proposal, neither of which is a condition to the consummation of the Mergers. LivePerson does not intend to transact any other business at the LivePerson special meeting or any adjournment or postponement thereof. The record date for the LivePerson special meeting has been set as July 6, 2026. Only LivePerson stockholders of record as of the close of business on such record date are entitled to notice of, and to vote at, the LivePerson special meeting or any adjournments and postponements of the LivePerson special meeting. For additional information regarding the LivePerson special meeting, see the section entitled “Special Meeting of LivePerson Stockholders” beginning on page 32 of the proxy statement/prospectus accompanying this notice.

The LivePerson board of directors unanimously recommends that holders of LivePerson Common Stock vote (i) “FOR” the merger proposal, (ii) “FOR” the non-binding compensation advisory proposal and (iii) “FOR” the adjournment proposal.

These proposals are described in more detail in the accompanying proxy statement/prospectus, which you should read carefully and in its entirety before you vote. A copy of the Merger Agreement is attached as Annex A to the accompanying proxy statement/prospectus.

We have adopted a virtual format with a live audio webcast for the LivePerson special meeting to provide a consistent experience for all stockholders. You are entitled to attend the LivePerson special meeting only if you were a stockholder as of the close of business on the record date or hold a valid legal proxy for such a stockholder for the

LivePerson special meeting. To participate in the LivePerson special meeting, stockholders will be required to enter the control number found on their proxy card or voting instruction form. Beneficial owners that wish to vote at the meeting must obtain a legal proxy from their bank, broker or other nominee prior to the meeting. You will need to upload an electronic image (such as a pdf file or scan) of the legal proxy in order to vote at the meeting.

If the Mergers are consummated, stockholders and beneficial owners who hold or beneficially own shares of LivePerson Common Stock through the Tel-Aviv Stock Exchange Clearing House Ltd (the “TASECH”) and who (i) do not vote in favor of the merger proposal, (ii) properly demand appraisal of their shares of Live Person Common Stock, (iii) continuously hold or beneficially own their shares through the TASECH from the date of making the demand through the effective time of the Second Merger, (iv) otherwise comply with the procedures of Section 262 of the DGCL (“Section 262”) and (v) do not withdraw their demands or otherwise lose their rights of appraisal will be entitled to seek appraisal of their shares in connection with the Second Merger under Section 262. Stockholders and beneficial owners desiring to seek appraisal must comply with all the requirements of Delaware law, which are summarized in the proxy statement accompanying this notice and may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE LIVEPERSON SPECIAL MEETING VIA THE SPECIAL MEETING WEBSITE. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

Your vote is very important. Approval of the merger proposal by the LivePerson stockholders is a condition to the consummation of the Mergers and requires the affirmative vote of a majority of the outstanding shares of LivePerson Common Stock entitled to vote on the proposal. Approval of the non-binding compensation advisory proposal requires the affirmative vote of a majority of the shares of LivePerson Common Stock having voting power that is present in person or represented by proxy at the LivePerson special meeting and entitled to vote on the proposal. Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of LivePerson Common Stock having voting power that is present in person or represented by proxy at the LivePerson special meeting and entitled to vote on the proposal. LivePerson stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes by phone or the Internet. Simply follow the instructions provided on the enclosed proxy card. Abstentions or failure to submit a proxy or vote via the LivePerson special meeting website will have the same effect as a vote “AGAINST” the merger proposal, the non-binding compensation advisory proposal and the adjournment proposal. Broker non-votes will have the same effect as a vote “AGAINST” the merger proposal and will have no effect on the non-binding compensation advisory proposal and the adjournment proposal.

If your broker, bank or other nominee is the holder of record of your shares (i.e., your shares are held in “street name”), you will receive a voting instruction form from the holder of record. We recommend that you instruct your broker, bank or other nominee to submit your proxy to vote your shares on the proxy card.

Regardless of the number of shares of common stock that you own, your vote will be very important. Thank you for your ongoing support, interest and investment in LivePerson.

By Order of the Board of Directors
By:	/s/ James Miller
Name:	James Miller
Title:	Chair of the Board

July 9, 2026

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Stockholders Scheduled to Be Held on August 20, 2026 at 10:00 a.m. Eastern Time:

This Notice of Special Meeting of Stockholders, the accompanying proxy statement/prospectus and LivePerson’s Annual Report for the fiscal year ended December 31, 2025, are available free of charge at www.proxyvote.com.

If you have any questions concerning the business to be conducted at the LivePerson special meeting, would like additional copies of the proxy statement/prospectus or need help submitting a proxy for your shares, please contact MacKenzie Partners, LivePerson’s proxy solicitor:

MacKenzie Partners, Inc.

7 Penn Plaza

New York, New York 10001

Call Toll-Free: (800) 322-2885

Email: proxy@mackenziepartners.com

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about SoundHound AI, Inc. (“SoundHound”) and LivePerson, Inc. (“LivePerson”) from other documents that are not included in or delivered with this proxy statement/prospectus, including documents that SoundHound and LivePerson have filed with the U.S. Securities and Exchange Commission (the “SEC”). For a listing of documents incorporated by reference herein, see the section entitled “Where You Can Find More Information” beginning on page 124.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference herein or other information concerning SoundHound or LivePerson, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and phone numbers of such principal offices are listed below.

For SoundHound Stockholders:	For LivePerson Stockholders:
SoundHound AI, Inc. 5400 Betsy Ross Drive Santa Clara, CA 95054 Attention: Corporate Secretary Telephone: (408) 441-3200	LivePerson, Inc. 530 Seventh Ave, Floor M1 New York, New York 10018 Attention: Corporate Secretary Telephone: (212) 609-4200

To obtain timely delivery of these documents before the special meeting of stockholders of LivePerson (the “LivePerson special meeting”), LivePerson stockholders must request the information no later than August 13, 2026, which is five business days before the date of the LivePerson special meeting.

You may also obtain any of the documents incorporated by reference into this proxy statement/prospectus free of charge through the SEC’s website at www.sec.gov. In addition, you may obtain copies of many of these documents, free of charge, from SoundHound by accessing SoundHound’s website at http://www.SoundHound.com under the “About” link and then under the heading “Investors” or from LivePerson by accessing LivePerson’s website at http://www.LivePerson.com under the “About” link and then under the heading “Investor Relations.”

In addition, if you have questions about the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, contact Mackenzie Partners, Inc., the proxy solicitor for LivePerson, toll-free at (800) 322-2885. You will not be charged for any of these documents that you request.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by SoundHound (File No. 333-296284), constitutes a prospectus of SoundHound under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Class A common stock of SoundHound, par value $0.0001 per share (“SoundHound Common Stock”), to be issued to the holders (the “LivePerson stockholders”) of shares of common stock, par value $0.001 per share, of LivePerson (“LivePerson Common Stock”), excluding shares of LivePerson Common Stock held through the Tel-Aviv Stock Exchange Clearing House Ltd. (such shares, “TASE Shares”), pursuant to the Amended and Restated Merger Agreement, dated July 2, 2026, by and among SoundHound, Lightspeed Merger Sub Inc., a Delaware corporation and indirect wholly owned subsidiary of SoundHound (“Merger Sub I”), Lightspeed Merger Sub II Inc., a Delaware corporation and indirect wholly owned subsidiary of SoundHound (“Merger Sub II”) and LivePerson (as amended from time to time, the “Merger Agreement”).

This document also constitutes a notice of meeting and proxy statement of LivePerson under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. SoundHound has supplied all information contained or incorporated by reference herein relating to SoundHound, and LivePerson has supplied all information contained or incorporated by reference herein relating to LivePerson. SoundHound and LivePerson have both contributed to the information relating to the Mergers (as defined below) and the Merger Agreement contained in this proxy statement/prospectus.

You should rely only on the information contained in or incorporated by reference herein in connection with any vote, the giving or withholding of any proxy or any investment decision in connection with the Merger Agreement. SoundHound and LivePerson have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference herein. This proxy statement/prospectus is dated July 9, 2026, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference herein is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to stockholders of LivePerson, nor the issuance by SoundHound of shares of SoundHound Common Stock pursuant to the Merger Agreement, will create any implication to the contrary.

All currency amounts referenced in this proxy statement/prospectus are in U.S. dollars.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE LIVEPERSON SPECIAL MEETING

The following are brief answers to certain questions that you, as a LivePerson stockholder, may have regarding the Mergers and the other matters being considered at the special meeting of LivePerson stockholders (the “LivePerson special meeting”). You are urged to carefully read this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. See the section entitled “Summary” beginning on page 1 for a summary of important information regarding the Merger Agreement, the Mergers and the related transactions. Additional important information is contained in the annexes to, and the documents incorporated by reference in, this proxy statement/prospectus. You may obtain the information incorporated by reference in this proxy statement/prospectus, without charge, by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 124.

Why am I receiving this proxy statement/prospectus?

You are receiving these proxy materials because LivePerson has agreed to be acquired by SoundHound through (i) a merger of Merger Sub I with and into LivePerson, with LivePerson continuing as the surviving corporation (the “first surviving corporation”) in the First Merger (the “First Merger”) and becoming an indirect, wholly owned subsidiary of SoundHound, and (ii) immediately following the First Merger, a merger of Merger Sub II with and into the first surviving corporation (the “Second Merger,” and together with the First Merger, collectively, the “Mergers”), with LivePerson continuing as the surviving corporation (the “surviving corporation”) and becoming an indirect, wholly owned subsidiary of SoundHound. The Merger Agreement, which governs the terms and conditions of the Mergers, is attached as Annex A hereto.

The Merger Agreement must be adopted by the LivePerson stockholders in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Fourth Amended and Restated Certificate of Incorporation of LivePerson (as amended, the “LivePerson charter”) and the Fourth Amended and Restated Bylaws of LivePerson (the “LivePerson bylaws”, together with the LivePerson charter, the “LivePerson organizational documents”) in order for the Mergers to be consummated. LivePerson is holding the LivePerson special meeting to obtain that approval. LivePerson stockholders will also be asked to vote on a non-binding advisory proposal to approve certain compensation that may be paid or become payable to LivePerson’s named executive officers that is based on or otherwise relates to the Mergers. Your vote is very important. LivePerson encourages you to submit a proxy to have your shares of LivePerson common stock voted as soon as possible.

What is included in these materials?

These materials include this proxy statement/prospectus for the LivePerson special meeting and the enclosed proxy card. LivePerson is first mailing these materials to stockholders entitled to notice of and to vote at the LivePerson special meeting on or about July 9, 2026. LivePerson’s proxy materials are also available on the Internet and may be printed, free of charge, at www.proxyvote.com.

What matters am I being asked to vote on?

The LivePerson stockholders are being asked to consider and vote on:

•        a proposal to adopt the Merger Agreement and the transactions contemplated thereby, including the Mergers (the “merger proposal”);

•        a proposal to approve by non-binding advisory vote, certain compensation that may be paid or become payable to LivePerson’s named executive officers that is based on or otherwise relates to the Mergers (the “non-binding compensation advisory proposal”); and

•        a proposal to approve the adjournment of the LivePerson special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger proposal (the “adjournment proposal”).

Why should I participate in voting the shares I own?

YOUR VOTE IS VERY IMPORTANT.    The Mergers cannot be completed unless the merger proposal is approved by the affirmative vote of a majority of the outstanding shares of LivePerson Common Stock entitled to vote on the merger proposal. You will also be asked to approve the non-binding compensation advisory proposal and the adjournment proposal, both of which are not a condition to the consummation of the Mergers. Only LivePerson stockholders as of the close of business on the record date (as herein defined) are entitled to vote at the LivePerson special meeting.

What will LivePerson stockholders receive if the Mergers are completed?

The aggregate amount of consideration payable by SoundHound to holders of LivePerson Common Stock (other than holders of TASE Shares) in connection with the First Merger pursuant to the terms of the Merger Agreement will be a number of shares of SoundHound Common Stock equal to the quotient of (a) the Aggregate Consideration Amount (as defined below), divided by (b) the SoundHound Closing Stock Price (as defined below) (the “Closing Merger Consideration”).

The “Aggregate Consideration Amount” refers to an amount equal to (a) $42,784,532.64, minus (b) the LivePerson Shortfall Cash, plus (c) the aggregate dollar amount of the exercise prices of all In-the-Money Options (as defined below) (other than Assumed Options (as defined in the section entitled “Summary — Treatment of LivePerson Equity Awards” beginning on page 2)). “LivePerson Shortfall Cash” refers to an amount equal to (x) $74,000,000 (or, solely for purposes of the Merger Agreement, $71,000,000 if the closing of the Mergers (the “Closing”) occurs in July), minus (y) the aggregate principal amount of LivePerson’s 0% convertible notes due 2026 (the “2026 Convertible Notes”) repurchased by LivePerson between April 1, 2026 and the Closing (the figure resulting from clause (x) minus clause (y), the “LivePerson Minimum Cash”), minus (z) the cash and cash equivalents on LivePerson’s balance sheet as of 12:01 a.m. Pacific Time on the date on which the Closing occurs (the “Closing Date”) (net of certain LivePerson transaction expenses as of the Closing) (the foregoing clause (z), the “LivePerson Cash Balance”); provided that, if a negative number results from such calculation, “LivePerson Shortfall Cash” will be $0. The “SoundHound Closing Stock Price” refers to the price per share of SoundHound Common Stock derived from the average of the daily volume-weighted average prices of a share of SoundHound Common Stock on the Nasdaq Stock Market LLC (“Nasdaq”) on each of the ten consecutive trading days ending on (and including) the trading day that is three (3) trading days prior to the Closing Date, rounded down to the nearest penny, as reported by Bloomberg (the “SoundHound Closing VWAP Stock Price”); provided that, in the event the SoundHound Closing VWAP Stock Price (I) exceeds $12.00 per share, “SoundHound Closing Stock Price” will be $12.00 per share or (II) falls below $7.00 per share, “SoundHound Closing Stock Price” will be $7.00 per share.

Subject to the terms and conditions of the Merger Agreement, at the First Effective Time (as defined in the section entitled “Summary — Closing and Effective Times of the Mergers” beginning on page 14), each share of LivePerson Common Stock issued and outstanding immediately prior to the First Effective Time (other than (i) shares held by LivePerson as treasury shares, (ii) shares held by any subsidiary of LivePerson, (iii) shares held by SoundHound or any subsidiary of SoundHound (such shares described in the foregoing clauses (i) through (iii), “Cancelled LivePerson Shares”), or (iv) TASE Shares) will be automatically converted into the right to receive a number of shares of SoundHound Common Stock equal to (a) the Closing Merger Consideration, divided by (b) the total number of shares of LivePerson Common Stock that are issued and outstanding, or that are issuable upon the conversion, exercise or settlement in full of other rights to acquire LivePerson Common Stock, as of immediately prior to the First Effective Time (the “Fully Diluted Common Number”) (the result of the calculation set forth in the foregoing clauses (a) and (b), the “Per Share Merger Consideration”).

The aggregate amount of cash consideration payable by SoundHound to holders of TASE Shares that are not Dissenting Shares (as defined below) in connection with the Second Merger pursuant to the terms of the Merger Agreement will be an amount equal to (i) (A) the Closing Merger Consideration, multiplied by (B) the SoundHound Closing VWAP Stock Price, multiplied further by (ii) the “Closing TASE Merger Consideration Percentage,” which will be a fraction equal to the quotient of (A) the total number of TASE Shares issued and outstanding as of immediately prior to the Second Effective Time (as defined in the section entitled “Summary — Closing and Effective Times of the Mergers” beginning on page 14) divided by (B) the Fully Diluted Common Number (the “Closing TASE Cash Merger Consideration”); provided that if the product of the foregoing clauses (i) and (ii) is an amount that exceeds $7.5 million, then the Closing TASE Cash Merger Consideration will be deemed to equal $7.5 million.

Subject to the terms and conditions of the Merger Agreement, at the Second Effective Time, each TASE Share issued and outstanding as of immediately prior to the Second Effective Time (other than shares held by SoundHound or any subsidiary of SoundHound and other than Dissenting Shares) will be automatically converted into the right to receive an amount of cash equal to (a) the Closing TASE Cash Merger Consideration, divided by (b) the total number of TASE Shares issued and outstanding immediately prior to the Second Effective Time (the “Fully Diluted TASE

Common Number”) (the result of the calculation set forth in the foregoing clauses (a) and (b), the “Per Share Cash Merger Consideration”). Any holders or beneficial owners of TASE Shares issued and outstanding immediately prior to the Second Effective Time who (i) do not vote in favor of the adoption of the Merger Agreement (or consent thereto in writing), (ii) properly demand appraisal of such shares, (iii) continuously hold or beneficially own their shares through the TASECH from the date of making the demand through the Second Effective Time, (iv) otherwise comply with the procedures of Section 262 of the DGCL (“Section 262”) and (v) do not withdraw their demands or otherwise lose their rights of appraisal shall not be converted into the right to receive the Per Share Cash Merger Consideration.

Assuming no adjustments are made to the Aggregate Consideration Amount and approximately 12.8 million shares of LivePerson Common Stock outstanding on a fully diluted basis, and assuming that the Fully Diluted TASE Common Number is not more than approximately 2.25 million shares, the Aggregate Consideration Amount (for purposes of both the Per Share Merger Consideration and the Per Share Cash Merger Consideration) represents approximately $3.33 in value per share of LivePerson Common Stock, which represents a premium of approximately 22% over the volume-weighted average price of LivePerson Common Stock for the thirty days prior to the date of execution of the Merger Agreement, dated April 21, 2026, by and among LivePerson, SoundHound and Merger Sub I (the “Original Merger Agreement”). For additional information regarding the Closing Merger Consideration, the Per Share Merger Consideration, and the Per Share Cash Merger Consideration, as applicable, see the sections entitled “The Mergers — Merger Consideration to LivePerson Stockholders” and “The Merger Agreement — Effect of the Mergers on Capital Stock; Merger Consideration” beginning on pages 40 and 74, respectively.

When will the amount of Closing Merger Consideration, and the Closing TASE Cash Merger Consideration, be finalized?

No earlier than 20 business days and no later than 15 business days, prior to the anticipated Closing Date, LivePerson will deliver to SoundHound a statement setting forth a good faith estimated unaudited balance sheet of LivePerson and a good faith estimate of the LivePerson Cash Balance, in each case, as of 12:01 a.m. Pacific Time on the Closing Date, together with supporting calculations. LivePerson and SoundHound will consult in good faith until five business days prior to the Closing Date. The estimated LivePerson Cash Balance as of the fifth business day prior to the Closing Date (accounting for any updates resulting from any prior consultations between LivePerson and SoundHound) will be used to calculate the Aggregate Consideration Amount and, thus, the Closing Merger Consideration and the Closing TASE Cash Merger Consideration.

In addition, the amount of Closing Merger Consideration (and consequently the Closing TASE Cash Merger Consideration) may be impacted by the determination of the SoundHound Closing Stock Price. As a result, the Closing Merger Consideration and the Closing TASE Cash Merger Consideration will not be finalized prior to the date of this proxy statement/prospectus.

Why are holders of TASE Shares receiving consideration in the form of cash, and all other holders of LivePerson Common Stock are receiving Closing Merger Consideration in the form of SoundHound Common Stock?

LivePerson Common Stock is currently listed on two stock exchanges: the Nasdaq and the Tel Aviv Stock Exchange (the “TASE”). Following the execution of the Original Merger Agreement, the parties determined that applicable Israeli securities laws, which are only applicable to TASE Shares, would have required SoundHound to prepare and file an Israeli securities law-compliant prospectus in connection with the proposed offering and issuance of SoundHound Common Stock to holders of TASE Shares, unless an exception to such requirement was applicable or an exemption from such requirement could be obtained from the applicable legal authorities in Israel. Absent such exception or exemption, the LivePerson special meeting, and accordingly the proposed closing of the transactions contemplated by the Original Merger Agreement, could have been delayed by a number of months. The parties explored a number of potential options to avoid such a delay, including LivePerson voluntarily delisting from the TASE, and on June 7, 2026, LivePerson provided notice to the TASE of its intention to delist TASE Shares, effective on or about September 9, 2026. However, the parties ultimately determined that no exception to the requirements of Israeli securities laws applicable to the offer and issuance of shares of SoundHound Common Stock to holders of TASE Shares was available, and any exemption would require a determination by one or more governmental authorities in Israel, and the parties’ ability to obtain such exemption, and the timing thereof, was highly uncertain. The parties also determined that, if the holders of TASE Shares were to receive consideration in the form of cash rather than shares of SoundHound Common Stock, SoundHound would not be required to file an Israeli securities-law compliant prospectus and Israeli securities laws would not impact the timing of the LivePerson special meeting, thereby avoiding the risk of significant delays and uncertainty that would have resulted from complying with, or seeking exemptions under, Israeli securities laws. Accordingly, the parties determined to amend and restate the Original Merger Agreement to provide for the receipt by holders of TASE Shares (other than Dissenting Shares) of the Per Share Cash Merger Consideration in the Second Merger so that the parties could continue to pursue a closing of SoundHound’s acquisition of LivePerson as soon as practicable. For more information, please see the section entitled “The Mergers — Background of the Mergers” beginning on page 40.

If I am a holder of LivePerson Common Stock and my shares are held through the Depository Trust Company or on the books and records of LivePerson’s transfer agent, Equiniti Trust Company, LLC, may I transfer my shares to a broker registered on the TASECH in order to receive the Per Share Cash Merger Consideration?

The Merger Agreement provides that, to the fullest extent permitted under applicable law, no holder or beneficial owner of LivePerson Common Stock may transfer shares of LivePerson Common Stock to TASE such that such shares would, upon completion of such transfer, constitute TASE Shares. Holders of LivePerson Common Stock should therefore not seek to transfer shares of LivePerson Common Stock to the TASE in order to receive the Per Share Cash Merger Consideration. In addition, any such transfer, if effected notwithstanding the foregoing restriction, may be disadvantageous to such holder for several reasons, including, among others, that (i) the Per Share Cash Merger Consideration is capped at an aggregate $7.5 million, which was determined based on the percentage of TASE Shares relative to the overall number of outstanding shares of LivePerson Common Stock on a fully-diluted basis as of June 17, 2026, and thus an increase to the number of shares constituting TASE Shares could result in all holders receiving a lower amount of Per Share Cash Merger Consideration than the value of the Per Share Cash Merger Consideration if no such transfer had been made and (ii) holders may be subject to Israeli withholding tax requirements applicable to non-Israeli holders, which withholding tax requirements would not have applied if such shares had not been transferred to the TASE. Holders of LivePerson Common Stock are strongly advised to consult with their legal, tax and financial advisors prior to transferring shares of Common Stock to the TASE.

What will holders of LivePerson equity awards receive in the Mergers?

LivePerson Options

The Merger Agreement provides that, at the First Effective Time, each option to purchase shares of LivePerson Common Stock (a “LivePerson Option”) with a per-share exercise price less than the product of the Per Share Merger Consideration multiplied by the SoundHound Closing Stock Price (such product, the “Per Share Cash Equivalent Consideration”, and each such LivePerson Option, an “In-the-Money Option”) and held by any individual who is not an “employee” of SoundHound within the meaning set forth in Form S-8 under the Securities Act as of immediately after the Second Effective Time (such employee, a “continuing service provider”) will be entitled to receive the Per Share Merger Consideration applicable to the number of shares covered by such LivePerson Option, net of the applicable exercise price and less applicable tax withholdings. All other In-the-Money Options will be assumed by SoundHound and converted into corresponding awards denominated in shares of SoundHound Common Stock in accordance with the terms set forth in the Merger Agreement.

Each LivePerson Option that is not an In-the-Money Option will be cancelled for no consideration.

LivePerson Restricted Stock Unit Awards

Restricted stock units with respect to shares of LivePerson Common Stock (the “LivePerson RSUs”) held by non-employee directors of LivePerson and each LivePerson RSU that has vested but not yet settled will be entitled to receive the Per Share Merger Consideration in respect of each LivePerson RSU, less applicable tax withholdings. All other LivePerson RSUs will be assumed by SoundHound and converted into corresponding awards denominated in shares of SoundHound Common Stock in accordance with the terms set forth in the Merger Agreement.

LivePerson Warrants

All warrants to purchase shares of LivePerson Common Stock will be cancelled for no consideration.

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LivePerson Non-U.S. Equity Awards

The Merger Agreement also provides that in the event the treatment of any LivePerson Options or LivePerson RSUs held by persons outside of the United States would be administratively burdensome to SoundHound, SoundHound may either cash out such equity awards based on the value of the Per Share Merger Consideration or convert them into cash-based awards that continue to vest on the same schedule.

For additional information regarding the treatment of LivePerson equity awards, see the section entitled “The Merger Agreement — Treatment of LivePerson Equity Awards in the Merger” beginning on page 75.

What equity stake will LivePerson stockholders hold in SoundHound immediately following the Mergers?

Based on the number of issued and outstanding shares of LivePerson and SoundHound Common Stock as of July 6, 2026, and assuming no adjustments are made to the Aggregate Consideration Amount and the SoundHound Closing Stock Price is between $7.00 and $12.00 per share and the total number of TASE Shares issued and outstanding as of immediately prior to the First Effective Time is 2,169,063 shares (the approximate number of shares held through the TASE on the record date), holders of shares of LivePerson Common Stock (other than TASE Shares) as of immediately prior to the First Effective Time would hold, in the aggregate, between approximately 1.5% and 0.9% of the issued and outstanding shares of SoundHound Common Stock immediately following the Effective Times (without giving effect to any shares of SoundHound Common Stock held by LivePerson stockholders prior to the Mergers).

The exact equity stake of LivePerson stockholders in SoundHound immediately following the Effective Times will depend on (i) the number of shares of LivePerson Common Stock and SoundHound Common Stock issued and outstanding immediately prior to the First Effective Time, (ii) any adjustments to the Aggregate Consideration Amount, (iii) the SoundHound Closing Stock Price and (iv) the total number of TASE Shares issued and outstanding as of immediately prior to the First Effective Time. For more information, please see the section entitled “The Merger Agreement — Effect of the Mergers on Capital Stock; Merger Consideration” beginning on page 74.

What will happen to LivePerson as a result of the Mergers?

If the Mergers are completed, Merger Sub I will merge with and into LivePerson and, immediately thereafter, Merger Sub II will merge with and into LivePerson. As a result of the Mergers, the separate corporate existences of Merger Sub I and Merger Sub II will cease, and LivePerson will continue as the surviving corporation in the Mergers and as an indirect, wholly owned subsidiary of SoundHound. Furthermore, shares of LivePerson Common Stock will no longer be publicly traded and will be delisted from the Nasdaq and the TASE.

I own shares of LivePerson Common Stock. What will happen to those shares as a result of the Mergers?

If the Mergers are completed, your shares of LivePerson Common Stock, unless they are TASE Shares, will be converted into the right to receive the Per Share Merger Consideration. For holders of TASE Shares, your TASE Shares will be converted into the right to receive the Per Share Cash Merger Consideration. In each case, all such shares of LivePerson Common Stock, when so converted, will cease to be outstanding and will automatically be cancelled. Each holder of a share of LivePerson Common Stock (other than TASE Shares) that was outstanding immediately prior to the First Effective Time will cease to have any rights with respect to shares of LivePerson Common Stock except the right to receive the Per Share Merger Consideration (including any cash to be paid in lieu of any fractional shares of SoundHound Common Stock) and any dividends or distributions made with respect to shares of SoundHound Common Stock with a record date after the First Effective Time, in each case to be issued or paid upon the exchange of any certificates or book-entry shares of LivePerson Common Stock for the Per Share Merger Consideration. Each holder of a TASE Share (other than Dissenting Shares) that was outstanding immediately prior to the Second Effective Time will cease to have any rights with respect to such TASE Share except the right to receive the Per Share Cash Merger Consideration. For additional information, see the sections entitled “The Mergers — Merger Consideration to LivePerson Stockholders” and “The Merger Agreement — Effect of the Mergers on Capital Stock; Merger Consideration” beginning on pages 40 and 74, respectively.

Where will the SoundHound Common Stock that LivePerson stockholders receive in the First Merger be publicly traded?

Assuming the Mergers are completed, the shares of SoundHound Common Stock that LivePerson stockholders receive in the First Merger will be listed and traded on the Nasdaq Global Market, or such other Nasdaq market on which shares of SoundHound Common Stock are then listed.

What happens if the Mergers are not completed?

If the merger proposal is not approved by LivePerson stockholders or if the Mergers are not completed for any other reason, SoundHound will not issue shares of SoundHound Common Stock or pay cash, as applicable, to LivePerson stockholders in exchange for their shares of LivePerson Common Stock, LivePerson stockholders will not receive any other consideration in connection with the Mergers, and their shares of LivePerson Common Stock will remain outstanding. LivePerson will remain an independent public company and LivePerson Common Stock will continue to be listed and traded on the Nasdaq Global Select Market and the Tel-Aviv Stock Exchange, however, effective on or about September 9, 2026, LivePerson Common Stock will be delisted from the Tel-Aviv Stock Exchange even if the merger proposal is not approved by LivePerson stockholders or if the Mergers are not completed for any other reason prior to such date. If the Merger Agreement is terminated under specified circumstances, LivePerson may be required to pay SoundHound a termination fee and/or reimburse SoundHound for certain expenses, as applicable. For a more detailed discussion of the termination fee and related provisions, see “The Merger Agreement — Termination” beginning on page 94.

What happens if the non-binding compensation advisory proposal is not approved by LivePerson stockholders?

This vote is advisory and non-binding, and the Mergers are not conditioned or dependent upon the approval of the non-binding compensation advisory proposal by LivePerson stockholders. However, LivePerson and SoundHound each value the opinions of LivePerson stockholders and SoundHound expects to consider the outcome of the vote, along with other relevant factors, when considering future executive compensation, assuming the Mergers are completed. Because the executive compensation to be paid in connection with the Mergers is based on the terms of the Merger Agreement as well as the contractual arrangements between LivePerson and its named executive officers, subject to the contractual conditions applicable thereto, such compensation will be payable, regardless of the outcome of this advisory vote if the merger proposal is approved. However, LivePerson seeks the support of its stockholders and believes that stockholder support is appropriate because LivePerson has a comprehensive executive compensation program designed to link the compensation of its named executive officers with LivePerson’s performance and the interests of LivePerson’s stockholders.

How does the LivePerson board of directors recommend I vote on these proposals?

The board of directors of LivePerson (the “LivePerson board of directors”) unanimously recommends that the LivePerson stockholders vote “FOR” the approval of the merger proposal (the “LivePerson board of directors recommendation”) and “FOR” the approval of the non-binding compensation advisory proposal and “FOR” the approval of the adjournment proposal.

Why are LivePerson stockholders being asked to vote on executive officer compensation?

The SEC has adopted rules that require LivePerson to seek a non-binding advisory vote on certain compensation that may be paid or become payable to LivePerson’s named executive officers that is based on or otherwise relates to the Mergers. For additional information regarding the non-binding compensation advisory proposal, see the section entitled “LivePerson Stockholder Proposals — Non-Binding Compensation Advisory Proposal” beginning on page 38. LivePerson urges its stockholders to read the section entitled “Interests of LivePerson’s Directors and Executive Officers in the Merger” beginning on page 99.

Who is entitled to vote at the LivePerson special meeting?

Only stockholders of record of LivePerson Common Stock as of the close of business on July 6, 2026 (the “Record Date”), are entitled to notice of and to vote at the LivePerson special meeting. On the Record Date, there were 12,332,427 shares of LivePerson Common Stock outstanding.

How many votes am I entitled to?

Each LivePerson stockholder is entitled to one vote for each share of LivePerson Common Stock held by such stockholder on the Record Date.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

If your shares are registered directly in your name with LivePerson’s transfer agent, Equiniti Trust Company, LLC, then you are considered the stockholder of record with respect to those shares, and these materials have been sent directly to you by us. As a stockholder of record, you are entitled to vote your shares in person at the LivePerson special meeting or by proxy as described below.

If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered a “street name” stockholder. These materials will be forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the stockholder of record. If your shares are held in “street name,” you will receive voting instructions from your broker, bank or other nominee, as described below.

How can I vote my shares if I am a stockholder of record?

Except as provided below with respect to stockholders who hold TASE Shares and intend to vote their shares, there are four ways a stockholder of record can vote:

•        By Internet:    You may vote over the Internet at www.virtualshareholdermeeting.com/LPSN2026SM by following the instructions specified on the enclosed proxy card.

•        By Telephone:    You may vote by telephone by following the instructions specified on the enclosed proxy card.

•        By Mail:    You may sign, date and return the enclosed proxy card in the prepaid postage envelope provided.

•        At the LivePerson special meeting:    You may vote your shares electronically at the LivePerson special meeting. Please follow the instructions for attending the LivePerson special meeting and voting during the meeting posted at www.virtualshareholdermeeting.com/LPSN2026SM. All votes must be received before the polls close during the LivePerson special meeting.

Stockholders who hold TASE Shares and intend to vote their shares must deliver to LivePerson’s Israeli counsel, Arnon, Tadmor-Levy, c/o Moshe Pasker, Azrieli Center (Square Tower), Tel Aviv, Israel, 6702101 (e-mail: MosheP@ArnonTL.com), an ownership certificate confirming their ownership of TASE Shares on the Record Date. Such certificate must be issued by a member of the TASE, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) 2000, as amended. Each such stockholder is entitled to receive the ownership certificate at the branch of the TASE member or by mail to such stockholder’s address (in consideration of mailing fees only), if the stockholder so requests. Such a request should be made promptly upon receipt of this proxy statement/prospectus and should be made for a particular securities account. LivePerson stockholders who wish to vote are obliged to complete, sign, date and return the enclosed proxy card in accordance with the instructions indicated thereon along with their ownership certificate to the address of LivePerson’s Israeli counsel indicated above no later than 7:00 p.m. (Israel time) on August 19, 2026. The form of proxy card for LivePerson stockholders who hold TASE Shares is available on the websites: https://www.magna.isa.gov.il and https://maya.tase.co.il.

YOUR VOTE IS VERY IMPORTANT.    Even if you plan to attend the LivePerson special meeting, LivePerson recommends that you also use the enclosed proxy card to vote (i) by Internet, by following the instructions specified on the enclosed proxy card, (ii) by telephone or (iii) by signing, dating and returning the proxy card in the prepaid postage envelope provided if you are unable to attend the LivePerson special meeting.

How can I vote my shares if I am a street name stockholder?

If your shares are held in “street name” (that is, held for your account by a broker, bank or other nominee), you will receive voting instructions from your broker, bank or other nominee. You must follow these instructions in order for your shares to be voted. Street name stockholders should generally be able to vote by telephone, by Internet or by signing, dating and returning a voting instruction form. Your broker is required to vote those shares in accordance with your instructions. However, the availability of telephone and Internet voting will depend on the voting process of your broker, bank or other nominee. If you are a street name stockholder, you may not vote your shares by ballot at the LivePerson special meeting unless you obtain a legal proxy from your broker, bank or other nominee.

If I submit a proxy card, how will it be voted?

If the enclosed proxy card is properly signed, dated and returned, the shares represented thereby will be voted at the LivePerson special meeting in accordance with the instructions specified thereon. If you are a stockholder of record of shares of LivePerson Common Stock and if you indicate when voting through the Internet that you wish to vote as recommended by the LivePerson board of directors, or if you sign, date and return a proxy card without giving specific voting instructions, then John D. Collins and Monica L. Greenberg, the proxy holders designated by the LivePerson board of directors, who are officers of LivePerson, will vote your shares in the manner recommended by the LivePerson board of directors on all matters presented in this proxy statement/prospectus.

Specifically, to the extent your proxy card does not indicate otherwise, if you return a validly executed proxy card without indicating how your shares should be voted on a matter and you do not revoke your proxy, your proxy will be voted:

•        “FOR” the merger proposal;

•        “FOR” the non-binding compensation advisory proposal; and

•        “FOR” the adjournment proposal.

The LivePerson board of directors is not aware of any matters that are expected to come before the LivePerson special meeting other than those described in this proxy statement/prospectus.

Can I change my vote or revoke my proxy?

Stockholders of Record

If you are a stockholder of record, except as provided below with respect to LivePerson stockholders who hold TASE Shares, you can change your vote or revoke your proxy before it is exercised at the LivePerson special meeting by:

•        entering a new vote by Internet or by telephone on a later date;

•        signing, dating and returning a later-dated proxy card;

•        sending a written notice of revocation to LivePerson, Inc., 530 Seventh Ave, Floor M1, New York, New York 10018, Attention: Corporate Secretary; or

•        attending and voting at the LivePerson special meeting (although attendance at the LivePerson special meeting will not, by itself, revoke a proxy).

TASE Stockholders

If you are a LivePerson stockholder who holds TASE Shares and wish to revoke or change your proxy card, you must file a notice of revocation or another signed proxy card with the LivePerson’s Israeli counsel, Arnon, Tadmor-Levy, c/o Moshe Pasker, Azrieli Center (Square Tower), Tel Aviv, Israel, 6702101 (e-mail: MosheP@ArnonTL.com), no later than 7:00 p.m. (Israel time) on August 19, 2026.

Street Name Stockholders

If you are a LivePerson street name stockholder, your broker, bank or other nominee can provide you with instructions on how to change your vote. Street name stockholders may only vote at the LivePerson special meeting if they obtain a legal proxy from the broker, bank or other nominee that holds their shares.

What should I do if I receive more than one proxy card or set of proxy materials from LivePerson?

Your shares may be owned through more than one brokerage or other share ownership account. In order to vote all of the shares that you own, you must vote each proxy card you receive in order to vote with respect to each account by telephone, by internet, or by signing, dating and returning each proxy card you receive in the prepaid-postage envelope provided.

Can I attend the LivePerson special meeting?

LivePerson has adopted a virtual format with a live audio webcast for the LivePerson special meeting to provide a consistent experience for all stockholders. The LivePerson special meeting will be held via a live audio webcast at www.virtualshareholdermeeting.com/LPSN2026SM. You are entitled to attend the LivePerson special meeting only if you were a stockholder of LivePerson as of the close of business on the Record Date or hold a valid legal proxy for such a stockholder for the LivePerson special meeting. To participate in the LivePerson special meeting, stockholders will be required to enter the control number found on their proxy card or voting instruction form. Beneficial owners that wish to vote at the meeting must obtain a legal proxy from their bank, broker or other nominee prior to the meeting. You will need to upload an electronic image (such as a pdf file or scan) of the legal proxy in order to vote at the meeting.

What constitutes a quorum at the LivePerson special meeting?

The presence, virtually or by proxy, of the holders of 33 1/3% of the number of shares of stock issued and outstanding and entitled to vote at the LivePerson special meeting is necessary to constitute a quorum in connection with the transaction of business at the LivePerson special meeting. Without a quorum, no business may be transacted at the LivePerson special meeting. All votes will be tabulated by the independent inspector of election appointed for the LivePerson special meeting, who will separately tabulate “FOR” and “AGAINST” votes, abstentions (as applicable), and broker non-votes (i.e., proxies from brokers, bankers or other nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares as to a matter with respect to which the broker, bank or other nominee does not have discretionary power to vote). Abstentions are counted as “present” for quorum purposes.

What LivePerson stockholder vote is required for the approval of the proposals?

•        The merger proposal.    Approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of LivePerson Common Stock entitled to vote on the merger proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the merger proposal. Failure to vote on the merger proposal will have the same effect as a vote “AGAINST” the merger proposal.

•        The non-binding compensation advisory proposal.    Approval of the non-binding compensation advisory proposal requires the affirmative vote of a majority of the shares of LivePerson Common Stock present in person or represented by proxy at the LivePerson special meeting and entitled to vote on the non-binding compensation advisory proposal. Abstentions will have the same effect as a vote “AGAINST” the non-binding compensation advisory proposal, and broker non-votes will have no effect on the outcome of the vote. As an advisory vote, this proposal is not binding upon LivePerson, the LivePerson board of directors, SoundHound or the board of directors of SoundHound (the “SoundHound board of directors”), and approval of the non-binding compensation advisory proposal is not a condition to completion of the Mergers.

•        The adjournment proposal.    Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of LivePerson Common Stock present in person or represented by proxy at the LivePerson special meeting and entitled to vote on the adjournment proposal. If LivePerson stockholders approve the adjournment proposal, subject to the terms of the Merger Agreement, LivePerson could adjourn the LivePerson special meeting and use the additional time to solicit additional proxies, including soliciting proxies from LivePerson stockholders who have previously voted. LivePerson does not intend to call a vote on the adjournment proposal if the merger proposal is approved at the LivePerson special meeting. Abstentions will have the same effect as a vote “AGAINST” the adjournment proposal, and broker non-votes will have no effect on the outcome of the vote.

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Will my shares be voted if I do nothing?

Stockholders of Record

If you are a LivePerson stockholder of record (i.e., you own your shares directly on the books of LivePerson’s transfer agent and not through a broker) and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the LivePerson special meeting.

TASE Stockholders

If you are a LivePerson stockholder who holds stock through a member of the TASE and intend to vote your shares, you are obliged to sign, date and return a proxy card along with a certificate of ownership to the offices of Israeli counsel to LivePerson, Arnon, Tadmor-Levy, c/o Moshe Pasker, Azrieli Center (Square Tower), Tel Aviv, Israel, 6702101 (e-mail: MosheP@ArnonTL.com), no later than 7:00 p.m. (Israel time) on August 19, 2026. If you do not do so, no votes will be cast on your behalf on any of the items of business at the LivePerson special meeting.

Street Name Stockholders

If your shares are held through a broker, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you. If this is the case, this proxy statement/prospectus has been forwarded to you by your broker, bank or other nominee. If you hold your shares in “street name,” you must provide your broker, bank or other nominee with instructions on how to vote your shares. Otherwise, your broker, bank or other nominee cannot vote your shares on any of the proposals to be considered at the LivePerson special meeting. A so called “broker non-vote” will result if your broker, bank or other nominee returns a proxy but does not provide instruction as to how shares should be voted on a particular matter.

Under the current Nasdaq Stock Market rules, brokers, banks or other nominees do not have discretionary authority to vote on any of the proposals at the LivePerson special meeting. Because the only proposals for consideration at the LivePerson special meeting are non-discretionary proposals, it is not expected that there will be any broker non-votes at the LivePerson special meeting. However, if there are any broker non-votes, they will have (i) the same effect as a vote “AGAINST” the merger proposal, (ii) no effect on the non-binding compensation advisory proposal and (iii) no effect on the adjournment proposal.

Who will count the votes?

A representative of Broadridge Financial Solutions, Inc. will serve as the independent inspector of election (the “Inspector of Election”) for the LivePerson special meeting and, in such capacity, will count and tabulate the votes, abstentions and broker non-votes.

What happens if the LivePerson special meeting is adjourned?

In the event that a quorum is not present or represented at the LivePerson special meeting, the LivePerson stockholders present at the meeting, in person or represented by proxy, may adjourn the meeting until a quorum is present or represented. The Chair of the LivePerson board of directors may also adjourn the LivePerson special meeting from time to time. Unless a new record date is fixed, your proxy will still be valid at an adjourned LivePerson special meeting and you will still be able to change or revoke your proxy until it is used to vote your shares.

Where can I find the voting results of the LivePerson special meeting?

LivePerson expects to disclose final voting results based on the Inspector of Election’s final, certified report on a Current Report on Form 8-K that will be filed with the SEC within four business days after the LivePerson special meeting. If final results are unavailable at that time, LivePerson intends to file preliminary voting results based on the preliminary tabulation by the Inspector of Election and then file the final voting results in an amendment to the Current Report on Form 8-K within four business days of the day the final results are available.

Will I have appraisal rights in connection with the Mergers?

Appraisal rights are statutory rights that enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the transaction. Under Delaware law, appraisal rights are not available for the shares of any class or series of stock if the shares of the class or series are listed on a national securities exchange or held of record by more than 2,000 holders on the record date, unless the stockholders are required to receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts or any combination of the foregoing.

Shares of LivePerson Common Stock are listed on the Nasdaq as of the record date, and LivePerson stockholders other than holders of TASE Shares will receive SoundHound Common Stock pursuant to the First Merger. Given that the holders and beneficial owners of shares of LivePerson Common Stock that are not TASE Shares will only be entitled to receive shares of SoundHound Common Stock as a result of the First Merger (other than cash in lieu of fractional shares) and such persons will neither be required nor have the right to receive cash for their shares of LivePerson Common Stock (other than cash in lieu of fractional shares), stockholders and beneficial owners of shares of LivePerson Common Stock that are not TASE Shares will not be entitled to appraisal rights with respect to the shares of LivePerson Common Stock they hold in connection with the Mergers. Only LivePerson stockholders who (i) continuously hold or beneficially own shares through the TASECH from the date of making the demand through the Second Effective Time, (ii) do not vote in favor of the merger proposal, (iii) properly demand appraisal of such shares, (iv) otherwise comply with the procedures of Section 262 and (v) do not withdraw their demands or otherwise lose their rights of appraisal will be entitled to seek appraisal of such TASE shares in connection with the Second Merger.

Due to the complexity of the appraisal process and the procedures to be followed to properly demand and perfect appraisal rights, if you hold or beneficially own TASE Shares and are considering exercising your appraisal rights in respect of such shares, we encourage you to seek the advice of your own legal counsel. Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of your appraisal rights.

For more information, see “Appraisal Rights” beginning on page 36.

Are there any risks that I should consider as a LivePerson stockholder in deciding how to vote?

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 20. You also should read and carefully consider the risk factors of SoundHound and LivePerson contained in the documents that are incorporated by reference in this proxy statement/prospectus.

What happens if I sell my shares before the LivePerson special meeting?

The Record Date for LivePerson stockholders entitled to vote at the LivePerson special meeting is earlier than the date of the LivePerson special meeting. If you transfer your shares of LivePerson Common Stock after the Record Date but before the LivePerson special meeting, you will, unless special arrangements are made, retain your right to vote at the LivePerson special meeting but will have transferred the right to receive the Per Share Merger Consideration or Per Share Cash Merger Consideration, as applicable, to the person to whom you transferred your shares of LivePerson Common Stock.

What are the material U.S. federal income tax consequences of the Mergers?

The exchange by a Holder (as defined below under the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 104) of shares of LivePerson Common Stock for cash or shares of SoundHound Common Stock (and the receipt of cash in lieu of any fractional shares of SoundHound Common Stock) pursuant to the Mergers is intended to be treated as a taxable sale for U.S. federal income tax purposes.

A U.S. Holder (as defined below under the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 104) generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (i) the cash received, or the fair market value as of the Closing Date of the SoundHound Common Stock received (including any cash received in lieu of any fractional shares of SoundHound Common Stock), as applicable, and (ii) the U.S. Holder’s adjusted tax basis in its shares of LivePerson Common Stock.

A U.S. Holder’s gain or loss will be long-term capital gain or loss if such U.S. Holder’s holding period in such shares of LivePerson Common Stock exceeds one year as of the Closing Date. The deductibility of capital losses is subject to limitations.

Any gain realized by a Non-U.S. Holder (as defined below under the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 104) upon exchange of shares of LivePerson Common Stock for cash or shares of SoundHound Common Stock (and the receipt of cash in lieu of any fractional shares of SoundHound Common Stock), as applicable, pursuant to the Mergers generally will not be subject to U.S. federal income tax unless such Non-U.S. Holder has certain connections to the United States.

For a more detailed discussion of the material U.S. federal income tax consequences of the Mergers, you should read the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” in this proxy statement/prospectus. Because individual circumstances may differ, you should consult your own tax advisor as to the particular tax consequences of the Mergers to you, including tax reporting requirements, and the applicability and effect of any U.S. federal, state, local, and non-U.S. tax laws.

When are the Mergers expected to be completed?

SoundHound and LivePerson are working to complete the Mergers as quickly as possible. Subject to the satisfaction or, to the extent permitted by applicable law, waiver of the conditions described in the section entitled “The Merger Agreement — Conditions to the Completion of the Mergers” beginning on page 93, including the approval of the merger proposal by LivePerson stockholders at the LivePerson special meeting, the transaction is expected to be completed in the third quarter of 2026. However, neither SoundHound nor LivePerson can predict the actual date on which the Mergers will be completed, nor can the parties assure that the Mergers will be completed, because completion is subject to conditions beyond either company’s control.

If I am a LivePerson stockholder, how will I receive the Per Share Merger Consideration or Per Share Cash Merger Consideration to which I am entitled?

If you are a holder of certificates that represent eligible shares of LivePerson Common Stock (excluding Dissenting Shares) (the “LivePerson Common Stock certificates”), a notice advising you of the effectiveness of the Mergers and a letter of transmittal and instructions for the surrender of your LivePerson Common Stock certificates will be mailed to you as soon as practicable after the Second Effective Time. After receiving proper documentation from you, the exchange agent will send to you (i) a statement reflecting the aggregate whole number of shares of SoundHound Common Stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the Merger Agreement and (ii) a check in the amount equal to the cash payable in lieu of any fractional shares of SoundHound Common Stock and dividends and other distributions on the shares of SoundHound Common Stock to which you may be entitled pursuant to the Merger Agreement.

If you are a holder of book-entry shares representing eligible shares of LivePerson Common Stock (excluding Dissenting Shares) (the “LivePerson book-entry shares”) which are held through the Depository Trust Company (“DTC”) or the Tel Aviv Stock Exchange Clearing House Ltd. (the “TASECH”), the exchange agent will transmit to DTC or its nominees, or to TASECH or its nominees, as applicable, at or as soon as reasonably practicable after the Second Effective Time, (i) in the case of shares of LivePerson Common Stock that are not TASE Shares, the Per Share Merger Consideration, cash in lieu of any fractional shares of SoundHound Common Stock and any dividends and other distributions on the shares of SoundHound Common Stock to which you may be entitled pursuant to the Merger Agreement and (ii) in the case of TASE Shares, the Per Share Cash Merger Consideration to which you may be entitled pursuant to the Merger Agreement.

If you are a holder of record of LivePerson book-entry shares which are not held through DTC or the TASECH, the exchange agent will deliver to you, as soon as practicable after the Second Effective Time, a notice advising you of the effectiveness of the Mergers and a letter of transmittal and instructions for returning such letter of transmittal. After receiving proper documentation from you, the exchange agent will send to you (i) in the case of shares of LivePerson Common Stock that are not TASE Shares, a statement reflecting the aggregate whole number of shares of SoundHound Common Stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the Merger Agreement and a check in the amount equal to the cash payable in lieu of any fractional shares of SoundHound Common Stock and dividends and other distributions on the shares of SoundHound Common Stock to which you may be entitled pursuant to the Merger Agreement or (ii) in the case of TASE Shares, the Per Share Cash Merger Consideration to which you may be entitled pursuant to the Merger Agreement.

No interest will be paid or accrued on any amount payable for shares of LivePerson Common Stock eligible to receive the Per Share Merger Consideration or the Per Share Cash Merger Consideration, as applicable, pursuant to the Merger Agreement.

For additional information on the exchange of LivePerson Common Stock for the Per Share Merger Consideration or the Per Share Cash Merger Consideration, as applicable, see the section entitled “The Merger Agreement — Exchange of LivePerson Common Stock for the Merger Consideration” beginning on page 76.

If I am a holder of LivePerson Common Stock certificates, do I need to send in my stock certificates at this time to receive the Per Share Merger Consideration?

No. Please DO NOT send your LivePerson Common Stock certificates with your proxy card. You should carefully review and follow the instructions set forth in the letter of transmittal, which will be mailed to you, regarding the surrender of your stock certificates.

If I am a holder of LivePerson Common Stock other than TASE Shares, will the shares of SoundHound Common Stock issued in the Mergers receive a dividend?

After the completion of the Mergers, the shares of SoundHound Common Stock issued in connection with the Merger will carry with them the right to receive any dividends on shares of SoundHound Common Stock as the shares of SoundHound Common Stock held by all other holders of such shares, for any dividend the Record Date for which occurs after the Mergers are completed.

SoundHound does not currently pay regular dividends on its common stock. Any future SoundHound dividends will remain subject to approval by the SoundHound board of directors and other considerations.

Who will solicit and pay the cost of soliciting proxies?

LivePerson has retained MacKenzie Partners, Inc. (“MacKenzie Partners”) to assist in the solicitation process. LivePerson estimates it will pay MacKenzie Partners a base fee of approximately $40,000, in addition to the reimbursement of certain costs and expenses, for these services. LivePerson also has agreed to indemnify MacKenzie Partners against certain liabilities relating to, or arising out of, its retention.

What is “householding”?

The SEC has adopted rules that permit companies to implement a delivery procedure called “householding.” Under this procedure, multiple stockholders who reside at the same address may receive a single copy of this proxy statement/prospectus, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees and saves natural resources.

If you received a household mailing and you would like to have additional copies mailed to you, please submit your request in writing to LivePerson, Inc., c/o Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or by calling Broadridge at 1-866-540-7095. Similarly, you may also contact Broadridge if you received multiple copies of the LivePerson special meeting materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings. Stockholders who hold their shares in street name should contact their broker, bank or other nominee regarding combined mailings.

What should I do now?

You should read this proxy statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card by mail in the enclosed postage-paid envelope or submit your voting instructions by phone or the Internet as soon as possible so that your shares of LivePerson Common Stock will be voted in accordance with your instructions.

Who can help answer any other questions I may have?

If you have any questions or require any assistance with voting your shares, or if you need additional copies of the proxy materials, please contact LivePerson’s proxy solicitor, MacKenzie Partners:

MacKenzie Partners, Inc.
7 Penn Plaza
New York, New York 10001
Call Toll-Free: (800) 322-2885
Email: proxy@mackenziepartners.com

Where can I find more information about SoundHound, LivePerson and the Mergers?

You can find out more information about SoundHound, LivePerson and the Mergers by reading this proxy statement/prospectus and, with respect to SoundHound and LivePerson, from various sources described in the section entitled “Where You Can Find More Information” beginning on page 124.

SUMMARY

This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this proxy statement/prospectus and its annexes carefully and in their entirety and the other documents to which SoundHound and LivePerson refer before you decide how to vote with respect to the proposals to be considered and voted on at the LivePerson special meeting. In addition, SoundHound and LivePerson incorporate by reference important business and financial information about SoundHound and LivePerson into this proxy statement/prospectus, as further described in the section entitled “Where You Can Find More Information” beginning on page 124. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 124. Each item in this summary includes a page reference directing you to a more complete description of that item in this proxy statement/prospectus.

The Parties to the Merger

SoundHound AI, Inc.

5400 Betsy Ross Drive

Santa Clara, CA 95054

Phone: (408) 441-3200

SoundHound AI, Inc. is a global leader in voice and conversational AI, delivers solutions that allow businesses to offer superior experiences to their customers. Built on proprietary technology, SoundHound’s voice AI delivers best-in-class speed and accuracy in numerous languages to product creators and service providers across retail, financial services, healthcare, automotive, telecom, smart devices, and restaurants. SoundHound’s groundbreaking AI-driven products include Smart Answering, Smart Ordering, Dynamic Drive-Thru, and the Amelia Platform, which powers AI Agents for enterprise. In addition, SoundHound’s Agentic AI for Automotive and Autonomics, a category-leading operations platform that automates IT processes, has enabled SoundHound to power millions of products and services, and process billions of interactions each year for world-class businesses. SoundHound’s Class A Common Stock and certain of its warrants are traded on the Nasdaq Global Market under the ticker symbols “SOUN” and “SOUNW,” respectively.

LivePerson, Inc.

530 7th Avenue, Floor M1

New York, NY 10018

Phone: (212) 609-4200

LivePerson, Inc. is an enterprise leader in digital customer conversational AI. Since 1998, LivePerson has enabled meaningful connections between consumers and its customers through digital and AI-powered conversations. Its customers’ existing investments in Generative AI and Large Language Models are fully compatible with LivePerson’s enterprise-class digital Conversational Cloud. The world’s leading brands use its award-winning Conversational Cloud and Syntrix platforms to accelerate their contact center transformation, orchestrate conversations across all channels, departments and systems, increase agent productivity, and deliver more personalized, AI-empowered customer experiences in a safe and secure environment. LivePerson powers nearly a billion messages every month, providing uniquely rich data analytics, agent training, and AI evaluation tools to unlock the power of conversational AI for better business outcomes. LivePerson Common Stock is currently traded on the Nasdaq Global Select Market and the TASE under the ticker symbols “LPSN”.

Lightspeed Merger Sub Inc.

c/o SoundHound AI, Inc.

5400 Betsy Ross Drive

Santa Clara, CA 95054

Phone: (408) 441-3200

Lightspeed Merger Sub Inc. is an indirect, wholly owned subsidiary of SoundHound. Upon the completion of the First Merger, Merger Sub I will cease to exist. Merger Sub I was incorporated in Delaware on April 1, 2026, for the sole purpose of effecting the First Merger.

Lightspeed Merger Sub II Inc.

c/o SoundHound AI, Inc.

5400 Betsy Ross Drive

Santa Clara, CA 95054

Phone: (408) 441-3200

Lightspeed Merger Sub II Inc. is an indirect, wholly owned subsidiary of SoundHound. Upon the completion of the Second Merger, Merger Sub II will cease to exist. Merger Sub II was incorporated in Delaware on June 10, 2026, for the sole purpose of effecting the Second Merger.

The Mergers and the Merger Agreement

The terms and conditions of the Mergers are contained in the Merger Agreement, which is attached to this document as Annex A and is incorporated by reference herein in its entirety. SoundHound and LivePerson encourage you to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the Mergers.

Each of the SoundHound board of directors and the LivePerson board of directors has unanimously approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement. Pursuant to the terms and subject to the satisfaction, or to the extent permitted by applicable law, waiver of the conditions included in the Merger Agreement, SoundHound has agreed to acquire LivePerson by means of two mergers whereby Merger Sub I will merge with and into LivePerson, with LivePerson surviving the First Merger as an indirect, wholly owned subsidiary of SoundHound, and immediately following the First Merger, Merger Sub II will merge with and into LivePerson, with LivePerson surviving the Second Merger as an indirect wholly owned subsidiary of SoundHound.

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, at the First Effective Time, each share of LivePerson Common Stock issued and outstanding immediately prior to the First Effective Time (other than Cancelled LivePerson Shares and TASE Shares) will be automatically converted into the right to receive a number of shares of SoundHound Common Stock equal to the Per Share Merger Consideration. Further, subject to the terms and conditions of the Merger Agreement, at the Second Effective Time, each TASE Share (other than any Dissenting Shares) will be automatically converted into the right to receive an amount in cash equal to the Per Share Cash Merger Consideration.

At the First Effective Time, all warrants to purchase shares of LivePerson Common Stock will be automatically cancelled without any payment or consideration required to be made in respect thereof.

LivePerson stockholders will not be entitled to receive any fractional shares of SoundHound Common Stock in the Mergers, and no LivePerson stockholders will be entitled to voting rights or any other rights in respect of any fractional shares of SoundHound Common Stock. Each LivePerson stockholder who would otherwise have been entitled to receive a fraction of a share of SoundHound Common Stock (after taking into account all certificates and book-entry shares delivered by such stockholder) in the First Merger will instead be entitled to receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional amount multiplied by (ii) the SoundHound Closing Stock Price.

Treatment of LivePerson Equity Awards

LivePerson Options

At the First Effective Time, each In-the-Money Option held by any continuing service provider as of immediately after the Second Effective Time, whether or not then vested or exercisable, will be assumed by SoundHound and converted into an option to acquire shares of SoundHound Common Stock (each, an “Assumed Option”). Each such Assumed Option will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding In-the-Money Option immediately prior to the First Effective Time (including vesting and exercisability terms) except that, as of the First Effective Time, each such Assumed Option will constitute an option to acquire that number of whole shares of SoundHound Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of LivePerson Common Stock subject to the corresponding In-the-Money Option multiplied by (ii) the Per Share Merger Consideration, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (a) the exercise price per share of the corresponding In-the-Money Option by (b) the Per Share Merger Consideration.

At the First Effective Time, each outstanding and unexercised In-the-Money Option that is not held by a continuing service provider will be cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each Net Share covered by such In-the-Money Option, less applicable tax withholdings. A “Net Share” with respect to a LivePerson Option means the quotient obtained from dividing (a) the product of (i) the excess of the Per Share Cash Equivalent Consideration over the per share exercise price of such LivePerson Option, multiplied by (ii) the number of shares of LivePerson Common Stock covered by such LivePerson Option, by (b) the Per Share Cash Equivalent Consideration.

At the First Effective Time, each outstanding and unexercised LivePerson Option that is not an In-the-Money Option will be cancelled for no consideration and without any payment in respect thereof.

Restricted Stock Units

At the First Effective Time, each LivePerson RSU that is outstanding immediately prior to the First Effective Time and either (i) held by a non-employee member of the LivePerson board of directors or (ii) vested but not yet settled will be cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each share of LivePerson Common Stock subject to such LivePerson RSU, less applicable tax withholdings. At the First Effective Time, any LivePerson RSUs that are outstanding immediately prior to the First Effective Time and not covered by the foregoing sentence will be assumed by SoundHound and converted to a restricted stock unit award covering shares of SoundHound Common Stock (such LivePerson RSUs, the “Assumed RSUs”). The Assumed RSUs will cover that number of whole shares of SoundHound Common Stock (rounded down to the nearest whole share) equal to the product of (a) the number of shares of LivePerson Common Stock subject to such LivePerson RSU immediately prior to the First Effective Time multiplied by (b) the Per Share Merger Consideration. Each Assumed RSU will otherwise be subject to the same terms and conditions as the corresponding LivePerson RSU immediately prior to the First Effective Time (including service-vesting and settlement terms, but excluding any performance-based vesting conditions).

LivePerson Non-U.S. Equity Awards

In the event SoundHound determines that it would be administratively burdensome to administer the treatment of any LivePerson Options or LivePerson RSUs held by persons outside of the United States, SoundHound may either cash out such equity awards at the Closing based on the value of the Per Share Merger Consideration or convert such equity awards into cash-based awards that otherwise have the same terms and conditions as the corresponding equity awards held by such persons.

LivePerson Employee Stock Purchase Plan

The Merger Agreement requires LivePerson to take all actions with respect to its employee stock purchase plan that are necessary to provide that (a) with respect to any offering periods in effect as of April 21, 2026, no employee who is not a participant in such offering period as of such date may become a participant in such offering period, and no participant may increase the percentage amount of his or her payroll deduction election for such offering period; (b) subject to the consummation of the First Merger, the LivePerson employee stock purchase plan will be terminated as of immediately prior to the First Effective Time; (c) if any offering periods terminate prior to the First Effective Time, then the LivePerson employee stock purchase plan will be suspended and no new offering period shall be commenced; and (d) if any offering period is still in effect at the First Effective Time, then the last day of such offering period will be accelerated to a date that is no later than three business days prior to the Closing Date.

The LivePerson Special Meeting

Date, Time, Place and Purpose of the LivePerson Special Meeting

The LivePerson special meeting will be held on August 20, 2026 at 10:00 a.m., Eastern Time via live audio webcast at www.virtualshareholdermeeting.com/LPSN2026SM (the “LivePerson Special Meeting Website”). To attend the LivePerson special meeting please follow the instructions provided on the enclosed proxy card and on the LivePerson Special Meeting Website.

The purpose of the LivePerson special meeting is to consider and vote on the merger proposal, the non-binding compensation advisory proposal, and the adjournment proposal. Approval of the merger proposal is a condition to the obligation of LivePerson and SoundHound to complete the Mergers. Approval of the non-binding compensation advisory proposal and the adjournment proposal is not a condition to the obligation of either LivePerson or SoundHound to complete the Mergers.

Record Date

Only holders of record of issued and outstanding shares of LivePerson Common Stock as of the close of business on July 6, 2026, the Record Date, are entitled to notice of, and to vote at, the LivePerson special meeting or any adjournment or postponement of the LivePerson special meeting.

As of the close of business on the Record Date, there were 12,332,427 shares of LivePerson Common Stock issued and outstanding and entitled to vote at the LivePerson special meeting. You may cast one vote for each share of LivePerson Common Stock that you held as of the close of business on the Record Date.

Quorum

A quorum of LivePerson stockholders is necessary to hold a valid meeting. The presence, virtually or by proxy, of the holders of thirty-three and one-third percent (33 1/3%) of the number of shares of LivePerson common stock issued and outstanding and entitled to vote at the LivePerson special meeting is necessary to constitute a quorum in connection with the transaction of business at the LivePerson special meeting. If you submit a properly executed proxy card, even if you do not vote for any of the proposals or vote to “ABSTAIN” in respect of each proposal, your shares of LivePerson Common Stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the LivePerson special meeting.

Required Votes

Approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of LivePerson Common Stock entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the merger proposal. Failure to vote on the merger proposal will have the same effect as a vote “AGAINST” the merger proposal.

Approval of the non-binding compensation advisory proposal requires the affirmative vote of a majority of the shares of LivePerson Common Stock having voting power that is present in person or represented by proxy at the LivePerson special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the non-binding compensation advisory proposal, and failures to vote or broker non-votes will have no effect on the outcome of the vote.

Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of LivePerson Common Stock having voting power that is present in person or represented by proxy at the LivePerson special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the adjournment proposal, and failures to vote or broker non-votes will have no effect on the outcome of the vote.

The merger proposal, the non-binding compensation advisory proposal and the adjournment proposal are described in the section entitled “LivePerson Stockholder Proposals” beginning on page 38.

Adjournment

If a quorum is not present or if there are not sufficient votes for the approval of the merger proposal, LivePerson expects that the LivePerson special meeting will be adjourned by the chairman of the LivePerson special meeting, as permitted by LivePerson’s bylaws, to solicit additional proxies in accordance with the Merger Agreement.

SoundHound’s Reasons for the Mergers

In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the SoundHound board of directors and SoundHound’s management, in consultation with SoundHound’s legal and financial advisors, considered a number of factors, including the following factors:

•        the view that the transaction will expand the combined customer base and diversify vertical exposure by bringing together two complementary enterprise footprints, deepening SoundHound’s presence in core verticals (including financial services, telecommunications, and healthcare) while extending reach into additional verticals (including travel, hospitality, and retail);

•        the view that the transaction will drive upsell and cross-sell opportunities by offering SoundHound’s voice AI to LivePerson’s digital customers, a capability frequently requested by LivePerson’s customer base;

•        the view that the transaction will strengthen the combined business by leveraging SoundHound’s balance sheet, engineering scale, and AI innovation to reinforce long-term financial stability, accelerate platform modernization initiatives already underway, and sustain continued AI innovation to meet evolving enterprise needs;

•        the view that the transaction will build a durable data advantage by combining SoundHound’s billions of annual voice interactions with LivePerson’s roughly one billion digital messages per month to create a combined data foundation of tens of billions of customer interactions annually, improving model performance, orchestration, and enterprise-grade automation outcomes;

•        the expectation that the combined company will create additional growth opportunities by leveraging the strengths of each business, which is expected to create long-term stockholder value;

•        the cultural synergies between the two companies;

•        the view that the terms and conditions of the Merger Agreement and the transactions contemplated therein, including the representations, warranties, covenants, Closing conditions and termination provisions, are comprehensive and favorable to completing the proposed transactions;

•        the fact that the Merger Agreement places limitations on LivePerson’s ability to seek an Acquisition Proposal (as such term is defined in the section entitled “The Merger Agreement — No Solicitation; Change of Recommendation — Definition of Acquisition Proposal” beginning on page 87) and requires LivePerson to pay the termination fee (as such term is defined in the section entitled “Summary — Termination Fee — Termination Fee Payable by LivePerson” beginning on page 94) if SoundHound or LivePerson terminates the Merger Agreement under certain circumstances, including if LivePerson enters into an agreement or consummates an Acquisition Proposal within a certain time period;

•        the expectation that the conditions to the consummation of the Mergers will be satisfied on a timely basis;

•        the amount and form of consideration to be paid in the transaction;

•        current financial market conditions and the current and historical market prices and volatility of, and trading information with respect to, SoundHound Common Stock and LivePerson Common Stock;

•        the SoundHound board of directors’ and SoundHound management’s familiarity with the business operations, strategy, earnings and prospects of each of SoundHound and LivePerson and the scope and results of the due diligence investigation of LivePerson conducted by SoundHound; and

•        LivePerson management’s endorsement of the Mergers and LivePerson board of directors’ unanimous recommendation in favor of the Mergers.

Recommendation of the LivePerson Board of Directors; LivePerson’s Reasons for the Mergers

At a meeting held on April 21, 2026, the LivePerson board of directors unanimously (i) approved and declared advisable the Original Merger Agreement and the Notes Restructuring Agreement and the transactions contemplated thereby, (ii) determined that it is in the best interests of LivePerson and its stockholders for LivePerson to enter into the Original Merger Agreement and the Notes Restructuring Agreement, (iii) directed that the Original Merger Agreement and the transactions contemplated by the Original Merger Agreement, be submitted to the LivePerson stockholders for their consideration, adoption, and approval, and (iv) resolved to recommend that the LivePerson stockholders vote to adopt the Merger Agreement.

On July 2, 2026, the LivePerson board of directors unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Mergers, (ii) determined that it is in the best interests of LivePerson and its stockholders for LivePerson to enter into the Merger Agreement (and to amend and restate the Original Agreement in its entirety as a result thereof), (iii) directed that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Mergers, be submitted to the LivePerson stockholders for their consideration, adoption, and approval, and (iv) resolved to recommend that the LivePerson stockholders vote to adopt the Merger Agreement.

The LivePerson board of directors unanimously recommends that LivePerson stockholders vote “FOR” the merger proposal, “FOR” the non-binding compensation advisory proposal and “FOR” the adjournment proposal.

For the factors considered by the LivePerson board of directors in reaching its decision to approve the Merger Agreement, see the section entitled “The Mergers — Recommendation of the LivePerson Board of Directors; LivePerson’s Reasons for the Mergers” beginning on page 56.

Opinion of LivePerson’s Financial Advisor

LivePerson retained Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) to act as a financial advisor in connection with the merger pursuant to the Original Merger Agreement. LivePerson selected Houlihan Lokey based on its qualifications, expertise and reputation and its knowledge of the business and capital structure of LivePerson.

On April 21, 2026, Houlihan Lokey Capital, Inc. orally rendered its opinion to the LivePerson board of directors (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the LivePerson board of directors dated April 21, 2026) to the effect that, as of such date, and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth in its written opinion, the Per Share Merger Consideration to be received by the holders of LivePerson Common Stock for their shares of LivePerson Common Stock in the merger pursuant to the Original Merger Agreement was fair, from a financial point of view, to such holders (solely in their capacity as holders of LivePerson Common Stock).

Houlihan Lokey’s opinion was directed to the LivePerson board of directors (in its capacity as such), and only addressed the fairness, from a financial point of view, to the holders of LivePerson Common Stock (solely in their capacity as holders of LivePerson Common Stock) of the Per Share Merger Consideration to be received by such holders for their shares of LivePerson Common Stock in the merger pursuant to the Original Merger Agreement and did not address any other aspect or implication of the transactions contemplated by the Original Merger Agreement or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex B to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the LivePerson board of directors, LivePerson, SoundHound, any security holder or any other person as to how to act or vote with respect to any matter relating to the Mergers or otherwise. Houlihan Lokey’s opinion was not updated in connection with the amendment and restatement of the Original Merger Agreement and does not address any aspect or implication thereof. For more information, see the section of this proxy statement/prospectus entitled “The Mergers — Opinion of LivePerson’s Financial Advisor.”

Interests of LivePerson’s Directors and Executive Officers in the Mergers

In considering the recommendation of the LivePerson board of directors that LivePerson stockholders vote in favor of the adoption of the Merger Agreement, LivePerson stockholders should be aware that the directors and executive officers of LivePerson have potential interests in the Mergers that may be different from, or in addition to, the interests of LivePerson stockholders generally, including the treatment of their equity awards in connection with the transaction contemplated by the Merger Agreement, certain potential severance payments, and the right to continued indemnification and insurance coverage. The LivePerson board of directors was aware of these interests and considered them, among other matters, in making its recommendation that LivePerson stockholders vote in favor of the adoption of the Merger Agreement. See the section entitled “Interests of LivePerson’s Directors and Executive Officers in the Mergers” beginning on page 99.

Certain Beneficial Owners of LivePerson Common Stock

A person is deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after June 25, 2026, including any shares of LivePerson Common Stock subject to an option that are exercisable or will be exercisable, and any LivePerson RSUs that have vested or will vest, within 60 days after June 25, 2026. For additional information regarding beneficial ownership of LivePerson Common Stock, see the section entitled “Security Ownership of Certain Beneficial Owners and Management of LivePerson” beginning on page 114.

Regulatory Approvals

The completion of the Mergers is subject to the receipt of foreign investment approvals in Bulgaria, Canada, Italy, Germany, and the United Kingdom. For additional information regarding regulatory approvals in connection with the Mergers, see the section entitled “The Mergers — Regulatory Approvals” beginning on page 70.

SoundHound and LivePerson submitted the foreign investment approval filings to the relevant regulatory authorities as follows: (i) on May 11, 2026, in the United Kingdom and Canada; (ii) on May 19, 2026, in Germany; and (iii) on May 21, 2026, in Bulgaria and Italy. Clearance was received from (I) the relevant Italian regulatory authority on June 25, 2026, (II) the relevant Canadian regulatory authority on June 25, 2026, (III) the relevant German regulatory authority on June 29, 2026, and (IV) the relevant United Kingdom regulatory authority on July 1, 2026. At any time before or after the receipt of the foreign investment approvals, the regulatory authorities in the applicable jurisdictions can take action under the applicable regulatory laws, including, without limitation, seeking to enjoin the completion of the Mergers or permitting the completion of the Mergers subject to regulatory conditions or other remedies. There can be no assurance that such regulatory authorities will not impose conditions on the completion of the Mergers or require changes to the terms of the transaction. Private parties may also seek to take legal action under the regulatory laws under some circumstances. There can be no assurance that a challenge to the Mergers on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Litigation Relating to the Mergers

Stockholders of LivePerson or SoundHound may file lawsuits challenging the Mergers or the other transactions contemplated by the Merger Agreement, which may name LivePerson, SoundHound, members of the boards of directors of LivePerson or SoundHound, or others as defendants.

No assurance can be made as to the outcome of such lawsuits, including the amount of costs associated with defending claims or any other liabilities that may be incurred in connection with the litigation of any claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Mergers on the agreed-upon terms, such an injunction may delay the completion of the Mergers or may prevent the Mergers from being completed altogether.

Appraisal Rights

Only LivePerson stockholders who (i) continuously hold or beneficially own shares through the TASECH from the date of making the demand through the Second Effective Time, (ii) do not vote in favor of the merger proposal, (iii) properly demand appraisal of such shares, (iv) otherwise comply with the procedures of Section 262 and (v) do not withdraw their demands or otherwise lose their rights of appraisal will be entitled to seek appraisal of such TASE Shares in connection with the Second Merger.

Holders or beneficial owners of TASE Shares who elect to exercise appraisal rights in respect of such shares must not vote in favor of the merger proposal and must comply with the strict procedures set forth in Section 262, the full text of which appears in Annex C of this proxy statement/prospectus, or may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262, in order to demand and perfect any such rights. Failure to comply with such procedures may result in termination or waiver of any applicable appraisal rights, should a court determine that such rights are available. For a summary of the material provisions of Section 262, see the section entitled “Appraisal Rights” beginning on page 116.

Due to the complexity of the appraisal process and the procedures to be followed to properly demand and perfect appraisal rights, if you hold or beneficially own TASE Shares and are considering exercising your appraisal rights in respect of such shares, we encourage you to seek the advice of your own legal counsel. Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of your appraisal rights.

Conditions to the Completion of the Mergers

Each party’s obligation to complete the Mergers is subject to the satisfaction or, to the extent permitted by applicable law, waiver, of the following mutual conditions at or prior to the First Effective Time:

•        LivePerson Stockholder Approval.    The merger proposal must have been approved by the required vote of a majority of the outstanding shares of LivePerson Common Stock entitled to vote on the merger proposal;

•        Regulatory Approval.    Certain required consents, authorizations, approvals, orders, filings and declarations required to be obtained prior to the consummation of the Mergers must have been filed, occurred or been obtained (or any applicable waiting period thereunder have expired or been terminated);

•        No Injunctions or Restraints.    No law or order shall have been issued, entered, promulgated or enacted that restrains, enjoins, or otherwise prohibits or makes illegal the consummation of the Mergers and no injunction, order or award restraining or enjoining, or otherwise prohibiting, the consummation of the Mergers shall have issued by any governmental entity having jurisdiction over any party and remain in force (each, a “Legal Impediment”);

•        Effectiveness of the Registration Statement.    The registration statement, of which this proxy statement/prospectus forms a part, must have been declared effective by the SEC under the Securities Act and must not be the subject of any stop order; and

•        Exchange Listing.    The shares of SoundHound Common Stock to be issued in the First Merger must have been authorized for listing on the Nasdaq Global Market or such other Nasdaq market on which shares of SoundHound Common Stock are then listed, subject to official notice of issuance.

The obligations of SoundHound, Merger Sub I and Merger Sub II to complete the Mergers are subject to the satisfaction or, to the extent permitted by applicable law, waiver of further conditions, including:

•        the accuracy of the representations and warranties of LivePerson contained in the Merger Agreement as of April 21, 2026, July 2, 2026 (as specified in the Merger Agreement) and the Closing Date (other than representations that by their terms speak specifically as of another date or period of time), subject to the materiality standards provided in the Merger Agreement;

•        LivePerson having performed and complied with in all material respects all of its obligations under the Merger Agreement required to be performed or complied with at or prior to the Closing;

•        Since April 21, 2026, no material adverse effect with respect to LivePerson, as defined in the Merger Agreement, shall have occurred;

•        SoundHound having received a certificate of LivePerson signed by an executive officer of LivePerson, dated as of the Closing Date, confirming that the conditions set forth in the three bullets directly above have been satisfied;

•        SoundHound having received an affidavit from LivePerson, dated as of the Closing Date, sworn under penalty of perjury and in form and substance reasonably satisfactory to SoundHound in compliance with the Code and Treasury Regulations certifying that the transactions contemplated by the Merger Agreement are exempt from withholding pursuant to Section 1445 of the Code; and

•        the consummation of the Notes Restructuring Transactions (as defined in the section entitled “Certain Agreements Related to the Transactions — The Notes Restructuring Agreement” beginning on page 97) (the “Notes Restructuring Condition”).

The obligation of LivePerson to complete the Mergers is subject to the satisfaction or, to the extent permitted by applicable law, waiver, of the following additional conditions:

•        the accuracy of the representations and warranties of SoundHound, Merger Sub I and Merger Sub II contained in the Merger Agreement as of April 21, 2026, or July 2, 2026 (as specified in the Merger Agreement) and as of the Closing Date (other than representations that by their terms speak specifically as of another date or period of time), subject to the materiality standards provided in the Merger Agreement;

•        SoundHound, Merger Sub I and Merger Sub II having performed and complied with in all material respects all of their respective obligations under the Merger Agreement required to be performed or complied with by them at or prior to the Closing; and

•        LivePerson having received a certificate of SoundHound signed by an executive officer of SoundHound, dated as of the Closing Date, confirming that the conditions in the two bullets directly above have been satisfied.

No Solicitation of Acquisition Proposals

No Solicitation by LivePerson

LivePerson has agreed that, from and after April 21, 2026 until the Second Effective Time or, if earlier, the termination of the Merger Agreement in accordance with its terms, LivePerson will cause LivePerson’s subsidiaries and their respective representatives to, immediately cease, and cause to be terminated, any activities, discussions or negotiations existing as of April 21, 2026, with any person with respect to an “Acquisition Proposal” (or that could reasonably be expected to lead to an Acquisition Proposal) (as such term is defined in the section entitled “The Merger Agreement — No Solicitation; Change of Recommendation — Definition of Acquisition Proposal” beginning on page 87).

LivePerson has also agreed that, from and after April 21, 2026, until the Second Effective Time or, if earlier, the termination of the Merger Agreement in accordance with its terms, LivePerson will not, and will cause LivePerson’s subsidiaries and their respective representatives not to, directly or indirectly:

•        initiate, seek, facilitate, solicit, or knowingly encourage (including by way of furnishing information or assistance of any kind), the submission of any Acquisition Proposal or any proposal, request or offer that could reasonably be expected to result in, an Acquisition Proposal or induce or take any other action designed or intended to lead to, or that could reasonably be expected to lead to any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal;

•        enter into, continue or otherwise participate or engage in any discussions or negotiations with, or furnish (or cause to be furnished) any material nonpublic information to, any person relating to an Acquisition Proposal or any inquiry or request that could reasonably be expected to lead to an Acquisition Proposal;

•        grant a waiver of or terminate any “standstill” or similar obligation of any third party with respect to LivePerson or any of its subsidiaries to allow a third party to submit an Acquisition Proposal; or

•        resolve or agree to do any of the actions described above.

Notwithstanding the foregoing, if at any time following April 21, 2026 and prior to the time that the merger proposal has been approved by LivePerson stockholders, (i) LivePerson receives a bona fide unsolicited written Acquisition Proposal from a third party, (ii) LivePerson has not breached the no solicitation provisions as described above, and (iii) the LivePerson board of directors (or a duly authorized committee thereof) reasonably determines in good faith, after consultation with its outside counsel and, with respect to financial matters, its financial advisors, based on the information then available, that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal (as such term is defined in the section entitled “The Merger Agreement — No Solicitation; Change of Recommendation — Definition of Superior Proposal” beginning on page 88), LivePerson may furnish information with respect to LivePerson and its subsidiaries to the third party (and its representatives and potential financing sources) making such Acquisition Proposal and participate in discussions or negotiations with such third party regarding such Acquisition Proposal; provided, however, that:

•        prior to taking any such actions, the LivePerson board of directors (or a duly authorized committee thereof) must have determined in good faith after consultation with its outside legal counsel that failure to take such actions would be inconsistent with its fiduciary duties under applicable law;

•        no information may be furnished and no discussions or negotiations regarding an Acquisition Proposal may occur until LivePerson enters a confidentiality agreement, subject to certain conditions set forth in the Merger Agreement, with the person making such Acquisition Proposal; and

•        any information that LivePerson provided or made available by LivePerson or its subsidiaries to the person making the Acquisition Proposal must be provided or made available to SoundHound prior to, or substantially concurrently with, such information being provided or made available to such person.

No Change of Recommendation

Restrictions on Change of Recommendation

Subject to certain exceptions described below, the LivePerson board of directors may not:

•        withdraw, change, amend, modify or qualify, or otherwise propose to withdraw, change, amend, modify or qualify, the LivePerson board of directors recommendation;

•        fail to include the LivePerson board of directors recommendation in this proxy statement/prospectus;

•        adopt, approve, authorize, declare advisable, endorse or recommend, or propose to adopt, approve, authorize, declare advisable, endorse or recommend, or submit to LivePerson stockholders for their approval, any Acquisition Proposal;

•        if an Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Acquisition Proposal within ten business days after the public disclosure thereof (or subsequently withdraw, amend, modify or qualify, in a manner adverse to SoundHound, such rejection of the Acquisition Proposal) and reaffirm the LivePerson board of directors recommendation within such ten business day period (or, if earlier, by the second business day prior to the LivePerson special meeting);

•        adopt, approve, authorize, recommend, or enter into any merger agreement, acquisition agreement, reorganization agreement, letter of intent, agreement in principle, memorandum of understanding, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding relating to any Acquisition Proposal, other than a confidentiality agreement in connection with such Acquisition Proposal;

•        call or convene a meeting of LivePerson stockholders to consider a proposal that would reasonably be expected to materially impair, prevent or delay the consummation of the Mergers and the other transactions contemplated by the Merger Agreement; or

•        resolve or agree to do any of the actions described above.

Any of the actions described in the seven bullets directly above is referred to herein as a “recommendation change.”

Permitted Recommendation Change in Connection with a Superior Proposal or Intervening Event

Notwithstanding the foregoing, if at any time following April 21, 2026 and prior to the time that the merger proposal has been approved by the LivePerson stockholders (a)(i) LivePerson has received a bona fide unsolicited written Acquisition Proposal that the LivePerson board of directors (or any duly authorized committee thereof) determines in good faith, after consultation with its outside counsel and, with respect to financial matters, its financial advisors, constitutes a Superior Proposal or (ii) the LivePerson board of directors (or any duly authorized committee thereof) determines that an Intervening Event (as such term is defined in the section entitled “The Merger

Agreement — No Solicitation; Change of Recommendation — Permitted Recommendation Change in Connection with a Superior Proposal or Intervening Event — Definition of Intervening Event” beginning on page 87) has occurred and is continuing, and (b) the LivePerson board of directors (or a duly authorized committee thereof) reasonably determines in good faith, after consultation with outside counsel, that the failure to effect a recommendation change would be inconsistent with its fiduciary duties under applicable law, then the LivePerson board of directors may, at any time prior to the time that the merger proposal has been approved by the LivePerson stockholders, effect a recommendation change with respect to such Superior Proposal or Intervening Event (as applicable) or fail to include the LivePerson board of directors recommendation in this proxy statement/prospectus, subject to the following requirements:

•        LivePerson shall have provided SoundHound at least five business days’ prior written notice of its intention to take such proposed action, which such notice shall include (a) with respect to an Acquisition Proposal, the material terms and conditions of such Acquisition Proposal, and a copy of the available proposed transaction agreement to be entered into in respect of such Acquisition Proposal and (b) with respect to an Intervening Event, a reasonably detailed summary of the Intervening Event that is the basis of such action;

•        during such five business day period, if requested by SoundHound, LivePerson shall have, and shall have caused its legal and financial advisors to have, negotiated in good faith with SoundHound to make such amendments to the Merger Agreement or any other agreement proposed by SoundHound to (a) with respect to an Acquisition Proposal, cause the relevant proposal to no longer constitute a Superior Proposal or (b) with respect to an Intervening Event, permit the LivePerson board of directors (consistent with its fiduciary duties under applicable law) not to make a recommendation change; and

•        by 11:59 a.m., New York City time, on the last day of such five-business-day period, the LivePerson board of directors (or a duly authorized committee thereof) shall have considered in good faith any adjustments and/or proposed amendments to the Merger Agreement (including a change to the price terms thereof) and other agreements proposed by SoundHound in writing, and shall have reasonably determined again in good faith, after consultation with its outside legal counsel and, with respect to financial matters, its financial advisors, that the failure to effect a recommendation change would be inconsistent with its fiduciary duties under applicable law.

In the event of any material revisions to such Superior Proposal offered in writing by the party making such Superior Proposal or any material change to the facts and circumstances relating to an Intervening Event, as applicable, LivePerson will be required to deliver a new written notice to SoundHound and to comply with the foregoing requirements with respect to such new written notice, except that the advance written notice obligation will be reduced to three business days, but no such new written notice shall shorten the original notice period.

Termination of the Merger Agreement

Termination Rights

SoundHound and LivePerson may terminate the Merger Agreement prior to the First Effective Time and abandon the Mergers and the other transactions contemplated thereby by mutual written consent.

The Merger Agreement may also be terminated by either SoundHound or LivePerson prior to the First Effective Time, and the Mergers and the other transactions contemplated by the Merger Agreement may be abandoned, in any of the following situations:

•        if any Legal Impediment permanently restraining, enjoining or otherwise prohibiting or making illegal the Mergers (or otherwise prohibiting the consummation of the Mergers) becomes final and non-appealable, so long as the terminating party’s material breach of its obligations under the Merger Agreement is not the primary cause of, or resulted in, the issuance of such Legal Impediment (a “Legal Impediment termination event”);

•        if the First Effective Time shall not have occurred (or if the Second Effective Time shall not have occurred within one hour following the First Effective Time) on or before October 21, 2026 (the “initial outside date”) (except that, if at such time, all conditions to Closing have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date) or waived by the parties, as applicable, other than the conditions related to Legal Impediments or regulatory approvals then such date shall be automatically extended to December 5, 2026) (the “extended outside date”, together with the initial outside date, the “outside date”), so long as the terminating party’s material breach of its obligations under the Merger Agreement is not the primary cause of, or resulted in, the failure of the First Effective Time to occur on or before the initial outside date or the extended outside date, as the case may be (an “outside date termination event”); or

•        if the LivePerson stockholders do not approve the merger proposal at the LivePerson special meeting (as such meeting may be adjourned or postponed in accordance with the Merger Agreement) (a “LivePerson stockholder approval termination event”).

The Merger Agreement may also be terminated prior to the First Effective Time, and the Mergers and other transactions contemplated by the Merger Agreement may be abandoned, by SoundHound if:

•        the LivePerson board of directors has effected a recommendation change or if LivePerson materially breaches its “no solicitation” obligations under the Merger Agreement as described in the section entitled “The Merger Agreement — No Solicitation; Change of Recommendation” (a “change of recommendation termination event”);

•        (i) LivePerson breaches its representations, warranties or covenants contained in the Merger Agreement such that the relevant Closing conditions applicable to LivePerson are not reasonably capable of being satisfied while such breach is continuing; (ii) SoundHound delivers written notice of such breach to LivePerson and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the relevant Closing conditions applicable to LivePerson prior to the outside date or otherwise is not cured in a manner sufficient to allow the satisfaction of such Closing conditions by the earlier of (x) the business day prior to the outside date or (y) 30 days following the date of delivery of such written notice to LivePerson (a “LivePerson breach termination event”); provided that SoundHound is not entitled to terminate the Merger Agreement for a LivePerson breach termination event if SoundHound is then in material breach of any representation, warranty, covenant or agreement in the Merger Agreement that would result in the failure of the relevant Closing conditions applicable to SoundHound; or

•        the Notes Restructuring Agreement is terminated for any reason (a “Notes Restructuring termination event”); provided that, the termination of the Notes Restructuring Agreement does not primarily result from SoundHound’s material breach of the provisions thereof.

The Merger Agreement may also be terminated prior to the First Effective Time, and the Mergers and other transactions contemplated by the Merger Agreement may be abandoned, by LivePerson if:

•        prior to the time that the merger proposal has been approved by the LivePerson stockholders, the LivePerson board of directors (or a committee thereof) determines to terminate the Merger Agreement in order to substantially concurrently with such termination enter into a definitive agreement providing for a Superior Proposal (a “Superior Proposal termination event”); provided that, LivePerson shall not be entitled to terminate the Merger Agreement for a Superior Proposal termination event unless it has complied with its no solicitation obligations with respect thereto and substantially concurrently with, or prior to (and as a condition to), such termination, LivePerson pays to SoundHound the termination fee; or

•        (i) SoundHound breaches its representations, warranties or covenants contained in the Merger Agreement such that the relevant Closing conditions applicable to SoundHound are not reasonably capable of being satisfied while such breach is continuing; (ii) LivePerson delivers written notice of such breach to SoundHound and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the relevant Closing conditions applicable to SoundHound prior to the outside date or otherwise is not cured in a manner sufficient to allow the satisfaction of such Closing conditions by the earlier of (x) the business day prior to the outside date or (y) 30 days following the date of delivery of such written notice to SoundHound (a “SoundHound breach termination event”); provided that LivePerson is not entitled to terminate the Merger Agreement for a SoundHound breach termination event if LivePerson is then in material breach of any representation, warranty, covenant or agreement in the Merger Agreement that would result in the failure of the relevant Closing conditions applicable to LivePerson.

Termination Fee

The Merger Agreement requires LivePerson to pay SoundHound a termination fee of (i) $5 million, plus (ii) an amount equal to SoundHound’s documented expenses incurred prior to (and including) the date of termination of the Merger Agreement (the “termination fee”) if:

•        SoundHound terminates the Merger Agreement as a result of a change of recommendation termination event (or if either party terminates the Merger Agreement as a result of a LivePerson stockholder approval termination event at a time when SoundHound would have been entitled to terminate the Merger Agreement for a change of recommendation termination event);

•        LivePerson terminates the Merger Agreement as a result of a Superior Proposal termination event;

•        either party terminates the Merger Agreement as a result of an outside date termination event and, at the time of such termination, all of the conditions to Closing have been satisfied (other than the conditions that by their nature can only be satisfied on the Closing Date) or waived other than the Notes Restructuring Condition; provided that, (a) the failure of such condition to be satisfied did not primarily result from SoundHound’s material breach of the provisions of the Notes Restructuring Agreement and (b) in the event of such a termination, SoundHound’s documented expenses included within the termination fee shall be deemed to be the lesser of such expenses actually incurred and $3,750,000;

•        SoundHound terminates the Merger Agreement as a result of a Notes Restructuring termination event; provided that, in the event of such a termination, SoundHound’s documented expenses included within the termination fee shall be deemed to be the lesser of such expenses actually incurred and $3,750,000; or

•        subject to certain exceptions set forth in the Merger Agreement, either party terminates the Merger Agreement as a result of an outside date termination event or a LivePerson stockholder approval termination event, or if SoundHound terminates the Merger Agreement as a result of a LivePerson breach termination event, and, in any such case (a) an Acquisition Proposal shall have been publicly disclosed or made known to the LivePerson board of directors or senior management of LivePerson and shall not have been publicly withdrawn, in each case, at any time following April 21, 2026 and prior to the time that the merger proposal has been approved by the LivePerson stockholders (in the case of a termination as a result of a LivePerson stockholder approval termination event) or the date of such termination (in the case of an outside date termination event or a LivePerson breach termination event) and (b) within twelve months following such termination, LivePerson or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal. For purposes of the foregoing bullet, the term “Acquisition Proposal” shall have the meaning set forth in the section entitled “The Merger Agreement — No Solicitation; Change of Recommendation — Definition of Acquisition Proposal” beginning on page 87, except that references to “15%” and “85%” therein shall be deemed to be references to “50%.”

Accounting Treatment

SoundHound and LivePerson prepare their respective financial statements in accordance with GAAP. The Mergers will be accounted for as a business combination using the acquisition method with SoundHound as the accounting acquirer in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. Under this method of accounting, the aggregate merger consideration will be allocated to LivePerson’s assets acquired and liabilities assumed based upon their estimated fair values upon the closing date of the Mergers. The process of valuing the net assets of LivePerson immediately prior to the Mergers, as well as evaluating accounting policies for conformity, is preliminary. Any differences between the estimated fair value of the consideration transferred and the estimated fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Accordingly, the aggregate merger consideration allocation and related adjustments reflected in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 126 and related notes included in this proxy statement/prospectus are preliminary and subject to revision based on a final determination of fair value.

Material U.S. Federal Income Tax Consequences of the Mergers

The exchange by a Holder (as defined below under the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 104) of shares of LivePerson Common Stock for cash or shares of SoundHound Common Stock (and the receipt of cash in lieu of any fractional shares of SoundHound Common Stock), as applicable, pursuant to the Mergers is intended to be treated as a taxable sale for U.S. federal income tax purposes.

A U.S. Holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 104) generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (i) the cash received, or the fair market value as of the Closing Date of the SoundHound Common Stock received (including any cash received in lieu of any fractional shares of SoundHound Common Stock), as applicable, and (ii) the U.S. Holder’s adjusted tax basis in its shares of LivePerson Common Stock. A U.S. Holder’s gain or loss will be long-term capital gain or loss if such U.S. Holder’s holding period in such shares of LivePerson Common Stock exceeds one year as of the Closing Date. The deductibility of capital losses is subject to limitations.

Any gain realized by a Non-U.S. Holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 104) upon exchange of shares of LivePerson Common Stock for cash or shares of SoundHound Common Stock (and the receipt of cash in lieu of any fractional shares of SoundHound Common Stock), as applicable, pursuant to the Mergers generally will not be subject to U.S. federal income tax unless such Non-U.S. Holder has certain connections to the United States.

See the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 104 for a more detailed discussion of the material U.S. federal income tax consequences of the Mergers. Because individual circumstances may differ, each Holder of LivePerson Common Stock should consult its own tax advisor as to the particular tax consequences of the Mergers to it, including tax reporting requirements, and the applicability and effect of any U.S. federal, state, local, and non-U.S. tax laws.

Comparison of Stockholders’ Rights

The rights of LivePerson stockholders who receive shares of SoundHound Common Stock in the First Merger will be governed by the Restated Certificate of Incorporation of SoundHound (the “SoundHound charter”) and the Amended and Restated Bylaws of SoundHound (the “SoundHound bylaws”), which are governed by Delaware law, rather than by the LivePerson organizational documents, which are also governed by Delaware law. Although both SoundHound and LivePerson are Delaware corporations, LivePerson stockholders will have different rights once they become SoundHound stockholders as a result of the First Merger due to the differences in the organizational documents of LivePerson and SoundHound. The key differences are described in the section entitled “Comparison of Rights of Stockholders of SoundHound and Stockholders of LivePerson” beginning on page 107.

Closing and Effective Times of the Mergers

The Closing will take place at 9:00 a.m., New York City time, as soon as practicable (and in any event, within five (5) business days) after satisfaction or, to the extent permitted under applicable law and the terms of the Merger Agreement, waiver, of all the applicable conditions to the completion of the Mergers set forth in the Merger Agreement (other than any such conditions that by their nature are to be satisfied on the Closing Date, but subject to the fulfillment or waiver of those conditions at the Closing), or at such other time and place as the parties shall agree in writing. For more information on the conditions to the completion of the Mergers, please see the section entitled “The Merger Agreement — Conditions to the Completion of the Mergers” beginning on page 93.

On the Closing Date, (i) SoundHound, Merger Sub I and LivePerson will cause a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and will make all other filings or recordings required under the DGCL and (ii) SoundHound, Merger Sub II and LivePerson will cause a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and will make all other filings or recordings required under the DGCL. The First Merger will become effective at the time the certificate of merger in respect of the First Merger has been duly filed with the Secretary of State of the State of Delaware, or at such other date and time as is agreed upon by the parties and specified in such certificate of merger in accordance with the DGCL (such time as the First Merger becomes effective, the “First Effective Time”). The Second Merger will become effective at the time the certificate of merger in respect of the Second Merger has been duly filed with the Secretary of State of the State of Delaware, or at such other date and time as is agreed upon by the parties and specified in such certificate of merger in accordance with the DGCL, but in any event at least one minute after the First Effective Time (such time as the Second Merger becomes effective, the “Second Effective Time”, and together with the First Effective Time, the “Effective Times”).

Listing of SoundHound Shares; Delisting and Deregistration of LivePerson Shares

If the Mergers are completed, the shares of SoundHound Common Stock to be issued in the First Merger will be listed for trading on the Nasdaq Global Market, or such other Nasdaq market on which shares of SoundHound Common Stock are then listed, shares of LivePerson Common Stock will be delisted from the Nasdaq Global Select Market and the TASE and deregistered under the Exchange Act, and LivePerson will no longer be required to file periodic reports with the SEC pursuant to the Exchange Act. Additionally, LivePerson provided notice to the TASE of its intention to delist the TASE Shares, effective on or about September 9, 2026. If the Mergers are not consummated prior to such date, TASE Shares will be delisted from the TASE prior to closing of the Mergers.

Risk Factors

The Mergers and an investment in SoundHound Common Stock involve risks, some of which are related to the transactions contemplated by the Merger Agreement. You should carefully consider the information about these risks set forth under the section entitled “Risk Factors” beginning on page 20, together with the other information included or incorporated by reference in this proxy statement/prospectus, particularly the risk factors contained in SoundHound’s and LivePerson’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings they make with the SEC. LivePerson stockholders should carefully consider the risks set out in that section before deciding how to vote with respect to the merger proposal, the non-binding compensation advisory proposal and the adjournment proposal to be considered and voted on at the LivePerson special meeting. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 124.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains statements regarding SoundHound, LivePerson, the proposed transactions described herein and other matters that are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, forward-looking statements can be identified by words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “strategy,” “will,” “intend,” “may” and other similar expressions or the negative of such words or expressions. Statements in this communication concerning (i) SoundHound’s or LivePerson’s expected future financial position, results of operations, business strategy, production capacity, competitive positions, growth opportunities, employment opportunities and mobility, plans and objectives of management and (ii) SoundHound’s proposed acquisition of LivePerson, the expected benefits of the proposed acquisition, including with respect to the business outlook or future economic performance, and product or services line growth, the structure of the proposed acquisition, the closing date of the proposed acquisition, and plans following the closing of the proposed acquisition, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting management’s best judgment based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which SoundHound and LivePerson are unable to predict or control, that may cause actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially from those anticipated in these statements as a result of a number of factors, including, but not limited to:

•        the risk that the transactions described herein will not be completed or will not provide the expected benefits;

•        the failure to timely or at all obtain LivePerson stockholder approval for the Mergers;

•        the inability to obtain required regulatory approvals for the Mergers;

•        the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transactions;

•        the risk that a condition to closing of the proposed transactions may not be satisfied on a timely basis or at all;

•        the possible occurrence of an event, change or other circumstance that would give rise to the termination of the Merger Agreement;

•        the risk of stockholder litigation in connection with the Mergers, including resulting expense or delay in closing of the proposed transactions;

•        the failure of the proposed transactions to close for any other reason;

•        the diversion of the attention of SoundHound and LivePerson management from ongoing business operations;

•        unexpected costs, liabilities, charges or expenses resulting from the proposed transactions;

•        the risk that the integration of SoundHound and LivePerson will be more difficult, time consuming or expensive than anticipated;

•        the risk of customer loss or other business disruption in connection with the proposed transactions, or of the loss of key employees;

•        the fact that unforeseen liabilities of SoundHound or LivePerson may exist;

•        changes in applicable laws or regulations and extensive and evolving government regulations that impact SoundHound’s or LivePerson’s operations and business;

•        investigations, claims, disputes, enforcement actions, litigation and/or other regulatory or legal proceedings, including with respect to AI technology;

•        risks that SoundHound may not be able to manage strains associated with its growth;

•        dependence on key personnel;

•        stock price volatility;

•        SoundHound’s and LivePerson’s ability to protect their intellectual property and litigation risks;

•        the risk that LivePerson’s usage patterns, customer renewals, customer outcomes and similar metrics differ from expectations;

•        the risk of cybersecurity incidents or breaches impacting LivePerson’s business;

•        the risks related to the use and regulation of artificial intelligence and machine learning;

•        general economic, financial, legal, political and business conditions; and

•        other risks inherent in SoundHound’s and LivePerson’s businesses.

Such factors are difficult to predict and, in many cases, may be beyond the control of SoundHound and LivePerson. SoundHound’s and LivePerson’s forward-looking statements are based on assumptions that SoundHound and LivePerson, respectively, believe to be reasonable but that may not prove to be accurate. Consequently, all of the forward-looking statements SoundHound and LivePerson make in this proxy statement/prospectus are qualified by the information contained or incorporated by reference herein, including the information contained under this heading and the information detailed in SoundHound’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, Current Reports on Form 8-K and other filings SoundHound makes with the SEC, which are incorporated herein by reference, and in LivePerson’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, Current Reports on Form 8-K and other filings LivePerson makes with the SEC, which are incorporated herein by reference. For additional information, see the sections entitled “Risk Factors” and “Where You Can Find More Information” beginning on pages 20 and 124, respectively.

SoundHound and LivePerson undertake no obligation to update any forward-looking statements or to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which they become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Comparison of Market Price

The following table sets forth the closing sale price per share of SoundHound Common Stock and LivePerson Common Stock as reported on the Nasdaq Global Market and the Nasdaq Global Select Market, respectively, on Monday, April 20, 2026, the last trading day prior to the public announcement of the Original Merger Agreement, and on July 7, 2026, the last practicable trading day prior to the mailing of this proxy statement/prospectus. The table also shows the estimated implied value of the Aggregate Consideration Amount (assuming no adjustments thereto) proposed for each share of LivePerson Common Stock as of the same two dates. This implied value was calculated by dividing the Aggregate Consideration Amount by the number of shares of LivePerson Common Stock outstanding as of July 7, 2026 on a fully diluted basis.

	SoundHound Common Stock	LivePerson Common Stock	Implied Per Share Value of Merger Consideration(1)
April 20, 2026	$8.32	$3.33	$3.33
July 7, 2026	$6.64	$1.74	$3.20

____________

(1)      The implied per share value of merger consideration is calculated by multiplying the SoundHound Closing VWAP Stock Price and the Per Share Merger Consideration.

Holders of SoundHound and LivePerson Common Stock are encouraged to obtain current market quotations for SoundHound Common Stock and LivePerson Common Stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference herein. No assurance can be given concerning the market price of SoundHound Common Stock before or after the effective date of the Mergers. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 124.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined balance sheet as of March 31, 2026 combines the historical consolidated balance sheets of SoundHound and LivePerson, giving effect to the Mergers as if they had occurred on March 31, 2026. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 and the three months ended March 31, 2026 gives effect to the Mergers as if they had occurred on January 1, 2025. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 gives effect to the Mergers and the acquisition of Interactions Corporation (“Interactions”), which occurred on September 3, 2025, as if each had occurred on January 1, 2025.

The following selected unaudited pro forma condensed combined financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 126 and related notes included in this proxy statement/prospectus.

The unaudited pro forma financial statements have been prepared in accordance with Article 11 of the SEC’s Regulation S-X, with SoundHound treated as the accounting acquirer. Under the acquisition method of accounting, SoundHound will record all assets acquired and liabilities assumed at their respective acquisition date fair values upon the closing dates of the Mergers and the Interactions acquisition. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measure. The sources and amounts of transaction expenses may also differ from those assumed in the following pro forma adjustments. Accordingly, the pro forma adjustments are preliminary, they have been made solely for the purpose of providing pro forma financial statements, and they are subject to revision based on a final determination of fair value as of the respective closing dates. Differences between these preliminary estimates and the final acquisition accounting may have a material impact on the accompanying pro forma financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not necessarily indicate the financial results of the combined companies had the companies actually been combined as of the dates presented herein. In addition, the unaudited pro forma condensed combined financial statements should not be taken as representative of the future results of operations or financial position of the combined company. The unaudited pro forma condensed combined financial statements do not reflect the impacts of any potential operational efficiencies, revenue enhancements, cost savings or economies of scale that the combined company may achieve as a result of the Mergers.

(in thousands, except per share data)	Three Months Ended March 31, 2026	Year Ended December 31, 2025
Unaudited Pro Forma Condensed Combined Statement of Operations Data
Revenues	$101,151	455,443
Cost of revenues	48,952	195,178
Net loss	(24,645)	(43,723)
Net loss per share – basic	(0.05)	(0.10)
Net loss per share – diluted	(0.10)	(0.32)
(in thousands)	As of March 31, 2026
Unaudited Pro Forma Condensed Combined Balance Sheet Data
Cash and cash equivalents	$262,390
Total assets	1,015,644
Total liabilities	297,431
Total stockholders’ equity (deficit)	718,213

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 16, LivePerson stockholders should carefully consider the following risks before deciding how to vote with respect to the merger proposal, the non-binding compensation advisory proposal and the adjournment proposal to be considered and voted on at the LivePerson special meeting. In addition, LivePerson stockholders should also read and consider the risks associated with each of the businesses of SoundHound and LivePerson because these risks will also affect the combined company. These risks can be found in SoundHound’s and LivePerson’s Annual Reports on Form 10-K for the year ended December 31, 2025, their subsequent reports on Form 10-Q and other documents they file with the SEC, in each case incorporated by reference into this proxy statement/prospectus. LivePerson stockholders should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 124.

Risk Factors Relating to the Mergers

Because the value ascribed to the SoundHound Common Stock, the Aggregate Consideration Amount and the Closing TASE Cash Merger Consideration will be subject to adjustment and because the market price of SoundHound Common Stock will fluctuate, LivePerson stockholders cannot be certain of the precise value of the Per Share Merger Consideration they may receive in the First Merger or the Per Share Cash Merger Consideration they may receive in the Second Merger, as applicable.

If the First Merger is completed, at the First Effective Time, each issued and outstanding eligible share of LivePerson Common Stock (other than Cancelled LivePerson Shares and TASE Shares) will be converted into the right to receive the Per Share Merger Consideration. The Per Share Merger Consideration is calculated by dividing the Closing Merger Consideration by the total number of shares of LivePerson Common Stock that are issued and outstanding, or that are issuable upon the conversion, exercise or settlement in full of other rights to acquire LivePerson Common Stock, immediately prior to the First Effective Time (other than Cancelled LivePerson Shares and the TASE Shares). The Closing Merger Consideration, being the aggregate amount of consideration payable by SoundHound to holders of LivePerson Common Stock (other than Cancelled LivePerson Shares and TASE Shares) in connection with the First Merger, will be a number of shares of SoundHound Common Stock equal to the quotient of (a) the Aggregate Consideration Amount, divided by (b) the SoundHound Closing Stock Price. The Aggregate Consideration Amount refers to an amount equal to (I) $42,784,532.64, minus (II) the LivePerson Shortfall Cash, plus (III) the aggregate dollar amount of the exercise prices of all In-the-Money Options (other than Assumed Options). LivePerson Shortfall Cash refers to an amount equal to (x) $74,000,000 (or, solely for purposes of the Merger Agreement, $71,000,000 if the closing occurs in July), minus (y) the aggregate principal amount of the 2026 Convertible Notes repurchased by LivePerson between April 1, 2026 and the closing date, minus (z) the cash and cash equivalents on LivePerson’s balance sheet as of 12:01 a.m. Pacific Time on the closing date (net of certain LivePerson transaction expenses) (as estimated in accordance with the Merger Agreement); provided that, if a negative number results from such calculation, LivePerson Shortfall Cash will be $0. The SoundHound Closing Stock Price is subject to a collar and will be the volume-weighted average sales price per share of SoundHound Common Stock on the Nasdaq for each of the ten consecutive trading days ending on (and including) the trading day that is three (3) trading days prior to the Closing Date; provided that it will be no greater than $12.00 and no less than $7.00.

If the Second Merger is completed, at the Second Effective Time, each issued and outstanding eligible TASE Share (other than any Dissenting Shares) will be converted into the right to receive the Per Share Cash Merger Consideration. The Per Share Cash Merger Consideration is calculated by dividing the Closing TASE Cash Merger Consideration by the Fully Diluted TASE Common Number. The Closing TASE Cash Merger Consideration will be equal to the Closing Merger Consideration, multiplied by the SoundHound Closing VWAP Stock Price, multiplied further by the Closing TASE Merger Consideration Percentage, which will be a figure equal to the total number of TASE Shares issued and outstanding immediately prior to the Second Effective Time, divided by the Fully Diluted Common Number. If the Closing TASE Cash Merger Consideration is greater than $7.5 million, then the Closing TASE Cash Merger Consideration will be deemed to equal $7.5 million.

If the Mergers are completed, there will be a time lapse between each of the date of this proxy statement/prospectus, the date on which LivePerson stockholders vote to approve the merger proposal and the date on which LivePerson stockholders entitled to receive the Per Share Merger Consideration or the Per Share Cash Merger

Consideration, as applicable, actually receive the Per Share Merger Consideration or the Per Share Cash Merger Consideration, as applicable. The market value of shares of SoundHound Common Stock will fluctuate, possibly materially, during and after these periods as a result of a variety of factors, including general market and economic conditions, changes in SoundHound’s businesses, operations and prospects, and regulatory considerations. Such factors are difficult to predict and, in many cases, may be beyond the control of SoundHound and LivePerson. Furthermore, LivePerson’s cash balance will fluctuate over the interim period. The actual value of any Per Share Merger Consideration or Per Share Cash Merger Consideration, as applicable, received by LivePerson stockholders at the completion of the Mergers will depend in part on the market value of the shares of SoundHound Common Stock and the cash and cash equivalents on LivePerson’s balance sheet at that time and, in the case of the Per Share Cash Merger Consideration, the total number of TASE Shares issued and outstanding at that time. Additionally, if the market value of the SoundHound shares exceeds $12.00 or is less than $7.00 at the relevant measurement time before Closing, the SoundHound Closing Stock Price used to determine the number of shares of SoundHound Common Stock the LivePerson stockholders will be entitled to receive in the First Merger will be adjusted. Consequently, at the time LivePerson stockholders decide whether to approve the merger proposal, they will not know the actual market value of the Per Share Merger Consideration or the Per Share Cash Merger Consideration, as applicable, they will receive when the Mergers are completed. For additional information about the merger consideration, see the sections entitled “The Mergers — Merger Consideration to LivePerson Stockholders” and “The Merger Agreement — Effect of the Mergers on Capital Stock; Merger Consideration” beginning on pages 40 and 74, respectively.

The Mergers may not be completed, and the Merger Agreement may be terminated in accordance with its terms. Failure to complete the Mergers could negatively impact the price of shares of SoundHound Common Stock and the price of shares of LivePerson Common Stock, as well as SoundHound’s and LivePerson’s respective future businesses and financial results.

The Mergers are subject to a number of conditions that must be satisfied, including the approval by LivePerson stockholders of the merger proposal, or, to the extent permitted by applicable law, waived, in each case prior to the completion of the Mergers. These conditions are described in the section entitled “The Merger Agreement — Conditions to the Completion of the Mergers” beginning on page 93. These conditions to the completion of the Mergers, some of which are beyond the control of SoundHound and LivePerson, may not be satisfied or waived in a timely manner or at all, and, accordingly, the Mergers may be delayed or may not be completed.

In addition, if the First Merger is not completed by October 21, 2026, or, in certain instances, on or before December 5, 2026, either SoundHound or LivePerson may choose not to proceed with the Mergers by terminating the Merger Agreement, and the parties can mutually decide to terminate the Merger Agreement at any time, before or after LivePerson stockholder approval. Further, either SoundHound or LivePerson may elect to terminate the Merger Agreement in certain other circumstances as further detailed in the section entitled “The Merger Agreement — Termination” beginning on page 94.

If the transactions contemplated by the Merger Agreement are not completed for any reason, SoundHound’s and LivePerson’s respective ongoing businesses, financial condition and financial results may be adversely affected. Without realizing any of the benefits of having completed the transactions, SoundHound and LivePerson will be subject to a number of risks, including the following:

•        SoundHound and LivePerson may be required to pay their respective costs relating to the transactions, which are substantial, such as legal, accounting, financial advisory and printing fees, whether or not the transactions are completed;

•        LivePerson may owe a termination fee of $5 million, plus SoundHound transaction expenses, as further described below;

•        time and resources committed by SoundHound’s and LivePerson’s management to matters relating to the transactions could otherwise have been devoted to pursuing other beneficial opportunities;

•        SoundHound and LivePerson may experience negative reactions from financial markets, including negative impacts on the prices of their common stock, including to the extent that the current market price reflects a market assumption that the transactions will be completed;

•        SoundHound and LivePerson may experience negative reactions from employees, customers or vendors; and

•        since the Merger Agreement restricts the conduct of LivePerson’s and SoundHound’s businesses prior to completion of the Mergers, LivePerson or SoundHound may not have been able to take certain actions during the pendency of the Mergers that would have benefited it as an independent company and the opportunity to take such actions may no longer be available. For a description of the restrictive covenants to which SoundHound and LivePerson are subject, see the section entitled “The Merger Agreement — Interim Operations of LivePerson and SoundHound Pending the Mergers” beginning on page 81.

If the Merger Agreement is terminated and the LivePerson board of directors seeks another merger or business combination, LivePerson may not be able to find a party willing to offer equivalent or more attractive consideration than the consideration SoundHound has agreed to provide in the Mergers, or that such other merger or business combination is completed. If the Merger Agreement is terminated under specified circumstances, LivePerson may be required to pay SoundHound a termination fee of $5 million, plus an additional amount equal to SoundHound’s documented expenses incurred prior to and including the date of the termination of the Merger Agreement. For a description of these circumstances, see the section entitled “The Merger Agreement — Termination” beginning on page 94.

LivePerson stockholders who receive the Per Share Merger Consideration will have a reduced ownership and voting interest in the combined company after the First Merger compared to their current ownership in LivePerson and will exercise less influence over the combined company’s management, and LivePerson stockholders who receive the Per Share Cash Merger Consideration as a result of the Second Merger will not have any ownership or voting interest in the combined company after the Second Merger.

Currently, LivePerson stockholders have the right to vote in the election of the LivePerson board of directors and the power to approve or reject any matters requiring stockholder approval under Delaware law and the LivePerson organizational documents. Upon completion of the Merger, each LivePerson stockholder who receives shares of SoundHound Common Stock in the First Merger will become a stockholder of SoundHound with a percentage ownership of SoundHound that is smaller than such LivePerson stockholder’s current percentage ownership of LivePerson. Based on the number of issued and outstanding shares of SoundHound Common Stock and LivePerson Common Stock and LivePerson Options as of July 6, 2026, and assuming there is no cash adjustment to the Aggregate Consideration Amount and the Closing Merger Consideration is approximately 3.0 million to 5.1 million shares of SoundHound Common Stock, after the First Merger LivePerson stockholders who receive the Per Share Merger Consideration are expected to become owners of approximately 1.5% to 0.9% of the outstanding shares of SoundHound Common Stock. Even if all former LivePerson stockholders voted together on all matters presented to SoundHound stockholders from time to time, the former LivePerson stockholders would exercise significantly less influence over the management and policies of SoundHound after the Mergers than they now have on the management and policies of LivePerson.

Required regulatory approvals may not be received, may take longer than expected to be received or may impose conditions that are not presently anticipated or cannot be met.

Completion of the Mergers is conditioned upon clearance or approval by foreign investment authorities in Bulgaria, Canada, Italy, Germany and the United Kingdom. In deciding whether to grant foreign investment approval, consent or clearance, foreign investment authorities generally will consider the effect of the transactions on national security or national interest within their jurisdictions, in particular with respect to sensitive sectors, critical infrastructure, critical technology, and access to personal identifiable information or sensitive personal data. Many jurisdictions have recently adopted, expanded, and/or are continuing to expand their foreign investment review regimes, and foreign investment authorities can have significant discretion in the interpretation and enforcement of such regimes. If new or existing regimes are enacted or updated prior to closing, or a foreign investment authority determines that the parties have failed to make a mandatory notification, the parties may be required to make additional foreign investment filings and/or be subject to fines, penalties, divestiture, or other regulatory actions. While Bulgaria is the remaining open jurisdiction as of the date of this proxy statement/prospectus, and the parties expect that Bulgarian regulatory clearances and approvals will be obtained, there is no assurance that SoundHound and LivePerson will obtain all required clearances or approvals on a timely basis, if at all. In addition, the governmental authorities from which the regulatory approvals are required may impose conditions on the completion of the Mergers or require changes to the terms of the Merger Agreement or other agreements to be entered into in connection with the Merger Agreement. Other state or foreign antitrust, competition and foreign investment authorities may take action under the laws of their jurisdictions, even where SoundHound and LivePerson do not believe they meet the thresholds for filing, which could require additional filings or review processes, and which could include seeking to enjoin the completion of the transaction.

Under the terms of the Merger Agreement, SoundHound and LivePerson have each agreed to take any and all action necessary to obtain these governmental approvals; however, SoundHound is not obligated to and, without the prior written consent of SoundHound, LivePerson, its subsidiaries and their respective affiliates will not, take any actions or agree to take any actions that limit SoundHound’s, the combined company’s or any of their respective affiliates’ freedom of action with respect to its ability to retain assets, properties, licenses, rights, product lines, operations or businesses of SoundHound, LivePerson or any of their respective affiliates. For a more complete summary of the parties’ obligations with respect to regulatory approvals related to the Mergers, see the section entitled “The Merger Agreement — Regulatory Approvals” beginning on page 89. Failure to obtain the necessary clearance in the specified jurisdictions or any other jurisdiction could substantially delay or prevent the completion of the Mergers, which could negatively impact both SoundHound and LivePerson.

Completion of the Mergers is also conditioned upon the authorization for listing of SoundHound Common Stock to be issued in connection with the First Merger on the Nasdaq Global Market, or such other Nasdaq market on which shares of SoundHound Common Stock are then listed. Although SoundHound has agreed to use its reasonable best efforts to take all action reasonably necessary to obtain the requisite stock exchange approval, there can be no assurance that such approval will be obtained and that the other conditions to completing the Mergers will be satisfied.

Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying or impeding consummation of the Mergers or of imposing additional costs or limitations on SoundHound or LivePerson following completion of the Mergers, any of which might have an adverse effect on SoundHound or LivePerson following completion of the Mergers and may diminish the anticipated benefits of the Mergers. For additional information about the regulatory approvals process, see the section entitled “The Mergers — Regulatory Approvals” beginning on page 70 and the section entitled “The Merger Agreement — Regulatory Approvals” beginning on page 89.

LivePerson stockholders that receive SoundHound Common Stock in the First Merger will not receive cash consideration (other than cash in lieu of fractional shares of SoundHound Common Stock) with which to pay any tax liability resulting from the First Merger.

The receipt of SoundHound Common Stock and any cash in lieu of fractional shares of SoundHound Common Stock by LivePerson stockholders entitled to receive the Per Share Merger Consideration in exchange for LivePerson Common Stock in the First Merger is intended to be treated as a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss, if any, recognized by such LivePerson stockholders will vary depending on such LivePerson stockholders’ particular situation, including the fair market value of the SoundHound Common Stock and the amount of any cash in lieu of fractional shares of SoundHound Common Stock received by such LivePerson stockholder in the First Merger, and the adjusted tax basis of the LivePerson Common Stock exchanged by such LivePerson stockholder in the First Merger. LivePerson stockholders that receive SoundHound Common Stock in the First Merger will not receive any cash consideration (other than any cash received in lieu of fractional shares of SoundHound Common Stock) with which to pay any tax liability resulting from the First Merger. Please refer to the section of this proxy statement/prospectus entitled “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 104 for a description of the material U.S. federal income tax consequences of the Mergers.

SoundHound and LivePerson will be subject to business uncertainties while the Mergers are pending, which could adversely affect their respective businesses.

Uncertainty about the effect of the Mergers on employees, industry contacts and business partners may have an adverse effect on SoundHound or LivePerson. These uncertainties may impair SoundHound’s or LivePerson’s ability to attract, retain and motivate key personnel until the Mergers are completed and for a period of time thereafter and could cause industry contacts, business partners and others that deal with SoundHound or LivePerson to seek to change their existing business relationships with SoundHound or LivePerson, respectively. Employee retention at LivePerson may be particularly challenging during the pendency of the Mergers, as employees may experience uncertainty about their roles with SoundHound following the Mergers. In addition, the Merger Agreement restricts LivePerson from entering into certain corporate transactions and taking other specified actions without the consent of SoundHound. These restrictions may prevent LivePerson from pursuing attractive business opportunities that may arise prior to the completion of the Mergers. For a description of the restrictive covenants to which LivePerson is subject, see the section entitled “The Merger Agreement — Interim Operations of LivePerson Pending the Mergers” beginning on page 81.

The Merger Agreement limits LivePerson’s ability to pursue alternatives to the Mergers, which may discourage certain other companies from making favorable alternative transaction proposals and, in specified circumstances, could require LivePerson to pay SoundHound a termination fee.

The Merger Agreement contains provisions that may discourage a third party from submitting a competing proposal to LivePerson that might result in greater value to LivePerson stockholders than the Mergers or, in the event that a third party competing proposal is made, a third party may propose to pay a lower per share price to acquire LivePerson than it might otherwise have proposed to pay. These provisions include a general prohibition on LivePerson soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the LivePerson board of directors, entering into discussions with any third party regarding any Acquisition Proposal. Furthermore, there are only limited exceptions to the requirement under the Merger Agreement that the LivePerson board of directors not withdraw or modify the LivePerson board of directors recommendation. Although the LivePerson board of directors is permitted to effect a recommendation change, after complying with certain procedures set forth in the Merger Agreement, in response to certain Superior Proposals or certain Intervening Events (if the LivePerson board of directors determines in good faith, after having taken into account the advice of outside legal counsel, that a failure to do so would be inconsistent with its fiduciary duties under applicable law), such recommendation change would entitle SoundHound to terminate the Merger Agreement and receive a cash termination fee in the amount of $5 million, plus an additional amount equal to SoundHound’s documented transaction expenses incurred prior to and including the date of the termination of the Merger Agreement. For additional information, see the sections entitled “The Merger Agreement — No Solicitation; Change of Recommendation” beginning on page 84 and “The Merger Agreement — Termination” beginning on page 94.

Uncertainties associated with the Mergers may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company.

SoundHound and LivePerson are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. Each company’s success until the Mergers and the combined company’s success after the Mergers will depend in part upon the ability of SoundHound and LivePerson to retain key management personnel and other key employees. Current and prospective employees of SoundHound and LivePerson may experience uncertainty about their roles within the combined company following the Mergers, which may have an adverse effect on the ability of each of SoundHound and LivePerson to attract or retain key management and other key personnel. Accordingly, no assurance can be given that the combined company will achieve the same success attracting or retaining key management personnel and other key employees as each of SoundHound and LivePerson have independently achieved prior to the Mergers.

Directors and executive officers of LivePerson may have interests in the Mergers that are different from, or in addition to, the interests of LivePerson stockholders.

Directors and executive officers of LivePerson may have interests in the Mergers that are different from, or in addition to, the interests of LivePerson stockholders generally. These interests include, among others, the treatment of outstanding equity and equity-based awards pursuant to the Merger Agreement, potential severance and other benefits upon a qualifying termination in connection with the Mergers, and rights to ongoing indemnification and insurance coverage. These interests are described in more detail in the section entitled “Interests of LivePerson’s Directors and Executive Officers in the Mergers.” The LivePerson board of directors was aware of and carefully considered these interests of its directors and officers, among other matters, during its deliberations on the merits, terms, and structure of the Mergers, overseeing the negotiation of the Mergers, approving the Merger Agreement and the transactions contemplated thereby, including the Mergers, and in making its recommendation that LivePerson stockholders vote “FOR” approval of the merger proposal, “FOR” approval of the non-binding compensation advisory proposal and “FOR” the approval of the adjournment proposal.

SoundHound and LivePerson will incur significant transaction and merger-related costs in connection with the Mergers, which may be in excess of those anticipated by SoundHound or LivePerson.

Each of SoundHound and LivePerson has incurred and expects to continue to incur a number of non-recurring costs associated with negotiating and completing the Mergers and combining the operations of the two companies. These fees and costs have been, and will continue to be, substantial. The substantial majority of non-recurring expenses will consist of transaction costs related to the Mergers and include, among others, employee retention costs, fees paid to financial, legal and accounting advisors, severance and benefit costs, and filing fees.

SoundHound and LivePerson will also incur transaction fees and costs related to the integration of the companies, which may be substantial. Moreover, each company may incur additional unanticipated expenses in connection with the Mergers and the integration, including costs associated with any stockholder litigation related to the Mergers. Although SoundHound and LivePerson each expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow SoundHound and LivePerson to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. For additional information, see the risk factor entitled “The integration of LivePerson and SoundHound may not be as successful as anticipated, and SoundHound may not achieve the intended benefits or do so within the intended timeframe” below.

The costs described above, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of the combined company following the completion of the Mergers.

Completion of the Mergers may trigger change in control or other provisions in certain agreements to which LivePerson or its subsidiaries is a party.

The completion of the Mergers may trigger change in control or other provisions in certain agreements to which LivePerson or its subsidiaries is a party. If SoundHound and LivePerson are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under such agreements, potentially terminating the agreement or seeking monetary damages. Additionally, even if SoundHound and LivePerson are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the combined company.

SoundHound and LivePerson may be targets of securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Mergers from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on SoundHound’s and LivePerson’s respective liquidity and financial condition. Any such lawsuit could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Merger Agreement already implemented or to otherwise enjoin the parties from consummating the Mergers. If a plaintiff is successful in obtaining an injunction prohibiting completion of the Mergers, then that injunction may delay or prevent the Mergers from being completed, which may adversely affect SoundHound’s and LivePerson’s respective business, financial position and results of operations.

One of the conditions to the closing of the Mergers is that no injunction, order or award by any court or governmental entity having jurisdiction over any party has been entered and continues to be in effect and no law has been adopted or is effective, in either case, that prohibits or makes illegal the consummation of the Mergers. Consequently, if a lawsuit is filed and a plaintiff is successful in obtaining an injunction prohibiting consummation of the Mergers, then that injunction may delay or prevent the Mergers from being completed within the expected timeframe or at all, which may adversely affect SoundHound’s and LivePerson’s respective business, financial position, and results of operations.

Shares of SoundHound Common Stock received by LivePerson stockholders entitled to receive the Per Share Merger Consideration as a result of the First Merger will have different rights from shares of LivePerson Common Stock.

Upon completion of the First Merger, LivePerson stockholders entitled to receive the Per Share Merger Consideration will no longer be stockholders of LivePerson, and those LivePerson stockholders who receive the Per Share Merger Consideration will become SoundHound stockholders, and their rights as SoundHound stockholders will be governed by the terms of SoundHound’s charter and bylaws. There will be important differences between the current rights of LivePerson stockholders and the rights to which such stockholders will be entitled as SoundHound stockholders. For a discussion of the different rights associated with shares of SoundHound Common Stock as compared to LivePerson Common Stock, see the section entitled “Comparison of Rights of Stockholders of SoundHound and Stockholders of LivePerson” beginning on page 107.

SoundHound or LivePerson may waive one or more of the closing conditions without re-soliciting stockholder approval.

SoundHound or LivePerson may determine to waive, in whole or part, one or more of the conditions to closing the Mergers prior to SoundHound or LivePerson, as the case may be, being obligated to consummate the Mergers. Each of SoundHound and LivePerson currently expects to evaluate the materiality of any waiver and its effect on its respective stockholders, in light of the facts and circumstances at the time, to determine whether any amendment of this proxy statement/prospectus or any re-solicitation of proxies by LivePerson is required in light of such waiver. Any determination whether to waive any condition to the Mergers, re-solicit LivePerson stockholder approval or amend or supplement this proxy statement/prospectus as a result of a waiver will be made by SoundHound or LivePerson at the time of such waiver based on the facts and circumstances as they exist at that time.

LivePerson stockholders who do not hold TASE Shares are not entitled to appraisal rights in connection with the Mergers.

Appraisal rights are statutory rights that enable stockholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the applicable transaction. Under Delaware law, appraisal rights are not available for the shares of any class or series of stock if the shares of the class or series are listed on a national securities exchange or held of record by more than 2,000 holders on the record date, unless the stockholders are required to receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts or any combination of the foregoing. Given that the holders and beneficial owners of shares of LivePerson Common Stock that are not TASE Shares will only be entitled to receive shares of SoundHound Common Stock as a result of the First Merger (other than cash in lieu of fractional shares) and such persons will neither be required nor have the right to receive cash for their shares of LivePerson Common Stock (other than cash in lieu of fractional shares), stockholders and beneficial owners of LivePerson Common Stock (other than holders and beneficial owners of TASE Shares who validly demand and do not subsequently withdraw or lose their rights to appraisal) will not be entitled to appraisal rights with respect to the shares of LivePerson Common Stock they hold in connection with the Mergers. See the section entitled “Appraisal Rights” beginning on page 116 for additional information.

Risk Factors Relating to the Combined Company Following the Mergers

The integration of LivePerson into SoundHound may not be as successful as anticipated, and SoundHound may not achieve the intended benefits or do so within the intended timeframe.

The Mergers involve numerous operational, strategic, financial, accounting, legal, tax and other risks, potential liabilities associated with the acquired businesses, and uncertainties related to design, operation and integration of LivePerson’s internal control over financial reporting. Difficulties in integrating LivePerson into SoundHound may result in LivePerson performing differently than expected, operational challenges, or the failure to realize anticipated expense-related efficiencies. Potential difficulties that may be encountered in the integration process include, among others:

•        the inability to successfully integrate the businesses of LivePerson into SoundHound in a manner that permits SoundHound to achieve the full revenue and cost savings anticipated from the Mergers;

•        complexities associated with managing the larger, more complex, integrated business;

•        integrating personnel from the two companies and the loss of key employees;

•        potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the Mergers;

•        integrating relationships with industry contacts and business partners;

•        performance shortfalls as a result of the diversion of management’s attention caused by completing the Mergers and integrating LivePerson’s operations into SoundHound; and

•        the disruption of, or the loss of momentum in, ongoing business or inconsistencies in standards, controls, procedures and policies.

Additionally, the success of the Mergers will depend, in part, on SoundHound’s ability to realize the anticipated benefits from combining SoundHound’s and LivePerson’s businesses, discussed in more detail under the heading “The Mergers — SoundHound’s Reasons for the Mergers” beginning on page 56. The anticipated benefits of the Mergers may not be realized fully or at all, may take longer to realize than expected, or could have other adverse effects that SoundHound does not currently foresee.

SoundHound’s results may suffer if it does not effectively manage its expanded operations following the Mergers.

The success of the Mergers will depend, in part, on SoundHound’s ability to realize the anticipated benefits from combining SoundHound’s and LivePerson’s businesses, including the need to integrate the operations and business of LivePerson into its existing business in an efficient and timely manner, to combine systems and management controls and to integrate relationships with customers, vendors, industry contacts and business partners.

The anticipated benefits of the Mergers may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that SoundHound does not currently foresee. Some of the assumptions that SoundHound has made may not be realized. There could also be unknown liabilities and unforeseen expenses associated with the Mergers that were not discovered in the due diligence review conducted by each company prior to entering into the Merger Agreement.

Business issues currently faced by one company may be imputed to the operations of the other company.

To the extent that either SoundHound or LivePerson currently has or is perceived by customers to have operational challenges, such as on-time performance, technology and service limitations, intellectual property issues or workforce issues, those challenges may raise concerns by existing customers of the other company following the Mergers which may limit or impede the combined company’s future ability to obtain additional work from those customers.

The unaudited pro forma condensed combined financial information and LivePerson’s unaudited forecasted financial information included in this proxy statement/prospectus are presented for illustrative purposes only and do not represent the actual financial position or results of operations of the combined company following the completion of the Mergers. Future results of SoundHound or LivePerson may differ, possibly materially, from the unaudited pro forma condensed combined financial information and LivePerson’s unaudited forecasted financial information presented in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements and LivePerson’s unaudited forecasted financial information contained in this proxy statement/prospectus are presented for illustrative purposes only, contains a variety of adjustments, assumptions and preliminary estimates and do not represent the actual financial position or results of operations of SoundHound and LivePerson prior to the Mergers or that of the combined company following the Mergers. Specifically, the unaudited pro forma condensed combined financial statements do not reflect the effect of any potential acquisitions or divestitures that may occur prior to or subsequent to the completion of the Mergers, integration costs or any changes in SoundHound’s debt to capitalization ratio following the completion of the Mergers. For additional information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 126. In addition, the Mergers and post-Mergers integration process may give rise to unexpected liabilities and costs, including costs associated with the defense and resolution of transaction-related litigation or other claims. Unexpected delays in completing the Mergers or in connection with the post-Mergers integration process may significantly increase the related costs and expenses incurred by SoundHound. The actual financial positions and results of operations of SoundHound and LivePerson prior to the Mergers and that of the combined company following the Mergers may be different, possibly materially, from the unaudited pro forma condensed combined financial statements or LivePerson’s unaudited forecasted financial information included in this proxy statement/prospectus. In addition, the assumptions used in preparing the unaudited pro forma condensed combined financial statements and LivePerson’s unaudited forecasted financial information included in this proxy statement/prospectus may not prove to be accurate and may be affected by other factors. Any significant changes in the market price of SoundHound Common Stock may cause a significant change in the purchase price used for SoundHound’s accounting purposes and the unaudited pro forma condensed combined financial statements contained in this proxy statement/prospectus.

The Mergers may not be accretive, and may be dilutive, to SoundHound’s earnings per share, which may negatively affect the market price of SoundHound Common Stock.

Because shares of SoundHound Common Stock will be issued in the First Merger, it is possible that, although SoundHound currently expects the Mergers to be accretive to earnings per share, the Mergers may be dilutive to SoundHound’s earnings per share, which could negatively affect the market price of SoundHound Common Stock.

In connection with the completion of the First Merger, based on the number of issued and outstanding shares of LivePerson Common Stock as of July 6, 2026 and the number of outstanding LivePerson equity awards currently estimated to be payable in SoundHound Common Stock following the First Merger, assuming no adjustments to the Aggregate Consideration Amount, SoundHound will issue between approximately 3.0 million and 5.1 million shares of SoundHound Common Stock to holders of LivePerson Common Stock and between approximately 21.8 million and 37.3 million shares of SoundHound Common Stock to Secured Holders (as defined below). The issuance of these new shares of SoundHound Common Stock could have the effect of depressing the market price of SoundHound Common Stock, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, SoundHound’s earnings per share could cause the price of shares of SoundHound Common Stock to decline or increase at a reduced rate.

Furthermore, former LivePerson stockholders and current SoundHound stockholders may not wish to continue to invest in the additional operations of the combined company, or for other reasons may wish to dispose of some or all of their interests in the combined company, and as a result may seek to sell their shares of SoundHound Common Stock following, or in anticipation of, completion of the Mergers. The Merger Agreement does not restrict the ability of former LivePerson stockholders to sell such shares of SoundHound Common Stock following completion of the Mergers. Therefore, these sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of SoundHound Common Stock, may affect the market for, and the market price of, SoundHound Common Stock in an adverse manner.

If the Mergers are completed and stockholders of SoundHound, including former LivePerson stockholders, sell substantial amounts of SoundHound Common Stock in the public market following the consummation of the Mergers, the market price of SoundHound Common Stock may decrease. These sales might also make it more difficult for SoundHound to raise capital by selling equity or equity-related securities at a time and price that it otherwise would deem appropriate.

The market price of SoundHound Common Stock will continue to fluctuate after the Mergers and may decline if the benefits of the Mergers do not meet the expectations of financial analysts.

Upon completion of the First Merger, holders of LivePerson Common Stock who receive the Per Share Merger Consideration will become holders of shares of SoundHound Common Stock. The market price of SoundHound Common Stock may fluctuate significantly following completion of the First Merger and holders of LivePerson Common Stock could lose some or all of the value of their investment in SoundHound Common Stock. In addition, the stock market has recently experienced significant price and volume fluctuations which could, if such fluctuations continue to occur, have a material adverse effect on the market for, or liquidity of, the SoundHound Common Stock, regardless of SoundHound’s actual operating performance.

The market price of SoundHound Common Stock may be affected by factors different from those that historically have affected LivePerson Common Stock or SoundHound Common Stock.

Upon completion of the First Merger, holders of LivePerson Common Stock who receive the Per Share Merger Consideration will become holders of SoundHound Common Stock. The businesses of SoundHound differ from those of LivePerson in certain respects, and, accordingly, the financial position or results of operations and/or cash flows of SoundHound after the Mergers, as well as the market price of SoundHound Common Stock, may be affected by factors different from those currently affecting the financial position or results of operations and/or cash flows of LivePerson and SoundHound as independent standalone companies. In particular, following the completion of the Mergers, LivePerson will be part of a larger company, which means that decisions affecting LivePerson may be made in respect of the larger combined business as a whole rather than the LivePerson businesses individually. For a discussion of the businesses of SoundHound and LivePerson and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in the section entitled “Where You Can Find More Information,” including, in particular, in the sections entitled “Risk Factors” in each of SoundHound’s and LivePerson’s Annual Report on Form 10-K for the year ended December 31, 2025 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2026.

The combined company may not be able to retain customers or suppliers, and customers or suppliers may seek to modify contractual obligations with the combined company, either of which could have an adverse effect on the combined company’s business and operations. Third parties may terminate or alter existing contracts or relationships with SoundHound or LivePerson as a result of the Mergers.

As a result of the Mergers, the combined company may experience impacts on relationships with customers and suppliers that may harm the combined company’s business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the Mergers whether or not contractual rights are triggered as a result of the Mergers. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the Mergers. If any customers or suppliers seek to terminate or modify contractual obligations or discontinue their relationships with the combined company, then the combined company’s business and results of operations may be harmed. If the combined company’s suppliers were to seek to terminate or modify an arrangement with the combined company, then the combined company may be unable to procure necessary supplies or services from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

LivePerson also has contracts with customers, vendors, licensors and other business partners which may require LivePerson to obtain consent from these other parties in connection with the Mergers. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue, incur costs and/or lose rights that may be material to the business of the combined company. In addition, third parties with whom SoundHound or LivePerson currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the Mergers. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Mergers. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the Mergers or by a termination of the Merger Agreement.

The financial forecasts relating to LivePerson prepared in connection with the Mergers may not be realized, which may adversely affect the market price of SoundHound Common Stock following the completion of the Mergers.

This proxy statement/prospectus includes certain financial forecasts considered by LivePerson in connection with its business. These forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and, in the view of LivePerson’s management, were prepared on a reasonable basis, reflecting the best available estimates and judgments as of the date they were prepared. These forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of LivePerson. The financial forecasts are not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on the information provided. Important factors that may affect the actual results of LivePerson and cause the internal financial forecasts to not be achieved include risks and uncertainties relating to LivePerson’s business, industry performance, the regulatory environment, general business and economic conditions and other factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus.

In addition, the financial forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for LivePerson’s business, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. In addition, since such financial forecasts cover multiple years, the information by its nature becomes less predictive with each successive year. There can be no assurance that LivePerson’s financial condition or results of operations will be consistent with those set forth in such forecasts.

Risks Relating to SoundHound’s Business.

You should read and consider risk factors specific to SoundHound’s businesses that will also affect the combined company after the completion of the Mergers. These risks are described in Part I, Item 1A of SoundHound’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, in Part II, Item 1A of SoundHound’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this proxy statement/prospectus, see the section entitled “Where You Can Find More Information” beginning on page 124.

Risks Relating to LivePerson’s Business.

You should read and consider risk factors specific to LivePerson’s businesses that will also affect the combined company after the completion of the Mergers. These risks are described in Part I, Item 1A of LivePerson’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, in Part II, Item 1A of LivePerson’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this proxy statement/prospectus, see the section entitled “Where You Can Find More Information” beginning on page 124.

PARTIES TO THE MERGER

SoundHound AI, Inc.

5400 Betsy Ross Drive

Santa Clara, CA 95054

Phone: (408) 441-3200

SoundHound AI, Inc. is a global leader in voice and conversational AI, delivers solutions that allow businesses to offer superior experiences to their customers. Built on proprietary technology, SoundHound’s voice AI delivers best-in-class speed and accuracy in numerous languages to product creators and service providers across retail, financial services, healthcare, automotive, telecom, smart devices, and restaurants. SoundHound’s groundbreaking AI-driven products include Smart Answering, Smart Ordering, Dynamic Drive-Thru, and the Amelia Platform, which powers AI Agents for enterprise. In addition, SoundHound’s Agentic AI for Automotive and Autonomics, a category-leading operations platform that automates IT processes, has enabled SoundHound to power millions of products and services, and process billions of interactions each year for world-class businesses. SoundHound’s Class A Common Stock and certain of its warrants are traded on the Nasdaq Global Market under the ticker symbols “SOUN” and “SOUNW,” respectively.

LivePerson, Inc.

530 7th Avenue, Floor M1

New York, NY 10018

Phone: (212) 609-4200

LivePerson, Inc. is an enterprise leader in digital customer conversational AI. Since 1998, LivePerson has enabled meaningful connections between consumers and its customers through digital and AI-powered conversations. Its customers’ existing investments in Generative AI and Large Language Models are fully compatible with LivePerson’s enterprise-class digital Conversational Cloud. The world’s leading brands use its award-winning Conversational Cloud and Syntrix platforms to accelerate their contact center transformation, orchestrate conversations across all channels, departments and systems, increase agent productivity, and deliver more personalized, AI-empowered customer experiences in a safe and secure environment. LivePerson powers nearly a billion messages every month, providing uniquely rich data analytics, agent training, and AI evaluation tools to unlock the power of conversational AI for better business outcomes. LivePerson Common Stock is currently traded on the Nasdaq Global Select Market and the TASE under the ticker symbols “LPSN.”

Lightspeed Merger Sub Inc.

c/o SoundHound AI, Inc.

5400 Betsy Ross Drive

Santa Clara, CA 95054

Phone: (408) 441-3200

LightSpeed Merger Sub Inc. is an indirect, wholly owned subsidiary of SoundHound. Upon the completion of the First Merger, Merger Sub I will cease to exist. Merger Sub I was incorporated in Delaware on April 1, 2026, for the sole purpose of effecting the First Merger.

Lightspeed Merger Sub II Inc.

c/o SoundHound AI, Inc.

5400 Betsy Ross Drive

Santa Clara, CA 95054

Phone: (408) 441-3200

LightSpeed Merger Sub II Inc. is an indirect, wholly owned subsidiary of SoundHound. Upon the completion of the Second Merger, Merger Sub II will cease to exist. Merger Sub II was incorporated in Delaware on June 10, 2026, for the sole purpose of effecting the Second Merger.

SPECIAL MEETING OF LIVEPERSON STOCKHOLDERS

This proxy statement/prospectus is being provided to the LivePerson stockholders as part of a solicitation of proxies by the LivePerson board of directors for use at the LivePerson special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This proxy statement/prospectus provides LivePerson stockholders with information they need to know to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time and Place

The LivePerson special meeting will be held on August 20, 2026 at 10:00 a.m., Eastern Time via live audio webcast at www.virtualshareholdermeeting.com/LPSN2026SM the LivePerson Special Meeting Website. To attend the LivePerson special meeting please follow the instructions provided on the enclosed proxy card and on the LivePerson Special Meeting Website.

Purpose of the LivePerson Special Meeting

The purpose of the LivePerson special meeting is to consider and vote on:

•        the merger proposal;

•        the non-binding compensation advisory proposal; and

•        the adjournment proposal.

LivePerson will transact no other business at the LivePerson special meeting.

Recommendation of the LivePerson Board of Directors

The LivePerson board of directors unanimously recommends that LivePerson stockholders vote:

•        “FOR” the merger proposal;

•        “FOR” the non-binding compensation advisory proposal; and

•        “FOR” the adjournment proposal.

For additional information on the recommendations of the LivePerson board, see the section entitled “LivePerson Stockholder Proposals” and “The Mergers — Recommendation of the LivePerson Board of Directors; LivePerson’s Reasons for the Mergers” beginning on page 38 and 56, respectively.

Record Date and Outstanding Shares of LivePerson Stock

Only holders of record of issued and outstanding shares of LivePerson Common Stock as of the close of business on July 6, the Record Date, are entitled to notice of, and to vote at, the LivePerson special meeting or any adjournment or postponement of the LivePerson special meeting.

As of the close of business on the Record Date, there were 12,332,427 shares of LivePerson Common Stock issued and outstanding and entitled to vote at the LivePerson special meeting. You may cast one vote for each share of LivePerson Common Stock that you held as of the close of business on the Record Date.

LivePerson will make available a list of stockholders of record as of the Record Date for inspection by stockholders for any purpose germane to the LivePerson special meeting from August 10, 2026 through August 19, 2026. Please email ir-lp@liveperson.com for instructions as to how to access the stockholder list online prior to the LivePerson special meeting. The list will also be available electronically on the meeting website during the live webcast of the LivePerson special meeting.

Quorum; Abstentions and Broker Non-Votes

A quorum of LivePerson stockholders is necessary to hold a valid meeting. The presence, virtually or by proxy, of the holders of thirty-three and one-third percent (33 1/3%) of the number of shares of LivePerson Common Stock issued and outstanding and entitled to vote at the LivePerson special meeting is necessary to constitute a quorum in connection with the transaction of business at the LivePerson special meeting. If you submit a properly executed proxy card, even if you do not vote for any of the proposals or vote to “ABSTAIN” in respect of each proposal, your shares of LivePerson Common Stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the LivePerson special meeting.

LivePerson Common Stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee, and LivePerson Common Stock with respect to which the beneficial owner otherwise fails to vote, will not be considered present and entitled to vote at the LivePerson special meeting for the purpose of determining the presence of a quorum.

A broker non-vote will result if your broker, bank or other nominee returns a proxy but does not provide instruction as to how shares should be voted on a particular matter. Under the applicable stock exchange rules, brokers, banks or other nominees do not have discretionary authority to vote on any of the proposals to be considered at the LivePerson special meeting. Because the only proposals for consideration at the LivePerson special meeting are nondiscretionary proposals, it is not expected that there will be any broker non-votes at the LivePerson special meeting. However, if there are any broker non-votes, the shares will not be considered present and entitled to vote at the LivePerson special meeting for the purpose of determining the presence of a quorum.

Executed but unvoted proxies will be voted in accordance with the recommendations of the LivePerson board of directors.

Required Votes

Approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of LivePerson Common Stock entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the merger proposal. Failure to vote on the merger proposal will have the same effect as a vote “AGAINST” the merger proposal.

Approval of the non-binding compensation advisory proposal requires the affirmative vote of a majority of the shares of LivePerson Common Stock having voting power that is present in person or represented by proxy at the LivePerson special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the non-binding compensation advisory proposal, and failures to vote or broker non-votes will have no effect on the outcome of the vote.

Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of LivePerson Common Stock having voting power that is present in person or represented by proxy at the LivePerson special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the adjournment proposal, and failures to vote or broker non-votes will have no effect on the outcome of the vote.

The merger proposal, the non-binding compensation advisory proposal and the adjournment proposal are described in the section entitled “LivePerson Stockholder Proposals” beginning on page 38.

Methods of Voting

LivePerson stockholders, whether holding shares directly as stockholders of record or beneficially in “street name,” may vote on the Internet by going to the web address provided on the enclosed proxy card and following the instructions for Internet voting, by phone using the toll-free phone number listed on the enclosed proxy card, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Except as provided below with respect to LivePerson stockholders who hold TASE Shares and intend to vote their shares, there are four ways a LivePerson stockholder of record can vote their shares:

•        By Internet:    You may vote over the Internet at www.virtualshareholdermeeting.com/LPSN2026SM by following the instructions specified on the enclosed proxy card.

•        By Telephone:    You may vote by telephone by following the instructions specified on the enclosed proxy card.

•        By Mail:    You may sign, date and return the enclosed proxy card in the prepaid postage envelope provided.

•        At the LivePerson special meeting:    You may vote your shares electronically at the LivePerson special meeting. Please follow the instructions for attending the LivePerson special meeting and voting during the meeting posted at www.virtualshareholdermeeting.com/LPSN2026SM. All votes must be received before the polls close during the LivePerson special meeting.

LivePerson stockholders who hold TASE Shares and intend to vote their shares must deliver to LivePerson’s Israeli counsel, Arnon, Tadmor-Levy, c/o Moshe Pasker, Azrieli Center (Square Tower), Tel Aviv, Israel, 6702101 (e-mail: MosheP@ArnonTL.com), an ownership certificate confirming their ownership of TASE Shares on the Record Date. Such certificate must be issued by a member of the TASE, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) 2000, as amended. Each such stockholder is entitled to receive the ownership certificate at the branch of the TASE member or by mail to such stockholder’s address (in consideration of mailing fees only), if the stockholder so requests. Such a request should be made promptly upon receipt of this proxy statement/prospectus and should be made for a particular securities account. LivePerson stockholders who wish to vote are obliged to complete, sign, date and return the enclosed proxy card in accordance with the instructions indicated thereon along with their ownership certificate to the address of LivePerson’s Israeli counsel indicated above no later than 7:00 p.m. (Israel time) on August 19, 2026. The form of proxy card for stockholders who hold TASE Shares is available on the websites: https://www.magna.isa.gov.il and https://maya.tase.co.il.

LivePerson stockholders who hold their shares in “street name” by a broker, bank or other nominee should refer to the proxy card, voting instruction form or other information forwarded by their broker, bank or other nominee for instructions on how to vote their shares.

Voting Virtually on the LivePerson Special Meeting Website

Shares held directly in your name as stockholder of record may be voted virtually on the LivePerson Special Meeting Website at the LivePerson special meeting. Even if you plan to attend the LivePerson special meeting, the LivePerson board of directors recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the LivePerson special meeting.

If you are a beneficial holder, you will receive separate voting instructions from your broker, bank or other nominee explaining how to vote your shares. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the LivePerson special meeting to be held virtually on the LivePerson Special Meeting Website, you will not be permitted to vote at the LivePerson special meeting unless you first obtain a legal proxy issued in your name from the record owner. You are encouraged to request a legal proxy from your broker, bank or other nominee promptly as the process can be lengthy.

Voting by Proxy

Whether you hold your shares of LivePerson Common Stock directly as the stockholder of record or beneficially in “street name,” you may direct your vote by proxy without attending the LivePerson special meeting. You can vote by proxy by phone, the Internet or mail by following the instructions provided in the enclosed proxy card.

Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of LivePerson Common Stock, you may contact MacKenzie Partners, Inc., LivePerson’s proxy solicitor, at 800-322-2885 (toll-free in North America) or via email at proxy@mackenziepartners.com.

Revocability of Proxies

If you are a stockholder of record of LivePerson, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•        submit a new proxy card bearing a later date;

•        vote again by phone or the Internet at a later time;

•        give written notice before the meeting to LivePerson’s corporate secretary at 530 7th Avenue, Floor M1, New York, New York 10018 stating that you are revoking your proxy; or

•        attend the LivePerson special meeting and vote your shares virtually on the LivePerson Special Meeting Website. Please note that your virtual attendance at the meeting on the LivePerson Special Meeting Website alone will not serve to revoke your proxy.

If you are a LivePerson stockholder who holds TASE Shares and wish to revoke or change your proxy card, you must file a notice of revocation or another signed proxy card with LivePerson’s Israeli counsel no later than 7:00 p.m. (Israel time) on August 19, 2026.

Proxy Solicitation Costs

The enclosed proxy card is being solicited on behalf of the LivePerson board of directors. In addition to solicitation by mail, LivePerson’s directors, officers and employees may solicit proxies in person, by phone or by electronic means. These persons will not be specifically compensated for conducting such solicitation.

LivePerson has retained MacKenzie Partners, Inc. to assist in the solicitation process. LivePerson estimates it will pay MacKenzie Partners, Inc. a base fee of approximately $40,000, in addition to the reimbursement of certain costs and expenses, for these services. LivePerson also has agreed to indemnify MacKenzie Partners, Inc. against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

LivePerson will ask brokers, banks and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of LivePerson Common Stock held of record by such nominee holders. LivePerson will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

Adjournment

Whether or not a quorum is present, the holders of a majority of the outstanding shares of LivePerson Common Stock who are present in person or by proxy and entitled to vote at the special meeting may adjourn the meeting from time to time, without notice other than by announcement at the meeting, to another date, place, if any, and time until a quorum is present. Even if a quorum is present, the special meeting may also be adjourned in order to provide more time to solicit additional proxies in favor of the merger proposal if sufficient votes are cast in favor of the adjournment proposal. If the adjournment is for more than 30 days or if after the adjournment, a new record date is fixed for the adjourned meeting, LivePerson will provide a notice of the adjourned meeting to each stockholder of record entitled to vote at the meeting.

LivePerson’s bylaws also provide that the Chairman of the board of directors of LivePerson (the “Chairman”) shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting from time to time, without notice other than announcement at the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of the Chairman, are appropriate for the proper conduct of the meeting. The Chairman at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if the Chairman should so determine, the Chairman shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered.

In addition, the Merger Agreement provides that LivePerson may (i) after good faith consultation with LivePerson’s outside legal counsel and SoundHound, adjourn or postpone the LivePerson special meeting to the extent necessary to ensure that any legally required supplement or amendment to this proxy statement/prospectus is provided to the LivePerson stockholders within a reasonable amount of time in advance of the LivePerson special meeting or (ii) adjourn or postpone the LivePerson special meeting, if, as of the time for which the LivePerson special meeting is scheduled, there are not sufficient affirmative votes in person or by proxy of LivePerson Common Stock to constitute a quorum necessary to conduct business at the LivePerson special meeting or to obtain the approval of the merger proposal. However, unless SoundHound and LivePerson otherwise agree, the LivePerson special meeting will not be adjourned or postponed to a date that is more than thirty five days after the date for which the LivePerson special meeting was previously scheduled (though the LivePerson special meeting may only be adjourned or postponed without SoundHound’s written consent once in the event that the circumstances described in (ii) exists) or if such adjournment or postponement in the event of the circumstances described in (ii) would require the setting of a new record date for the LivePerson special meeting.

If a sufficient number of shares of LivePerson Common Stock are present in person or represented by proxy and vote in favor of the merger proposal at the LivePerson special meeting such that the merger proposal is approved, LivePerson does not anticipate that it will adjourn or postpone the special meeting. Virtual attendance at the special meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the LivePerson special meeting.

Appraisal Rights

Under Delaware law, appraisal rights are not available for the shares of any class or series of stock if the shares of the class or series are listed on a national securities exchange or held of record by more than 2,000 holders on the record date, unless the stockholders are required receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts or any combination of the foregoing. Accordingly, if the Second Merger is completed, holders of record and beneficial owners of shares LivePerson Common Stock held or beneficially owned through the TASECH who (i) do not vote in favor of the merger proposal, (ii) properly demand appraisal of such shares, (iii) continuously hold or beneficially own shares through the TASECH from the date of making the demand through the Second Effective Time, (iv) otherwise comply with the procedures of Section 262, and (v) do not withdraw their demands or otherwise lose their rights of appraisal in respect of their TASE Shares (such holders, “Dissenting Stockholders” and such shares, “Dissenting Shares”) will be entitled to seek appraisal of their Dissenting Shares in connection with the Second Merger.

Given that the holders and beneficial owners of shares of LivePerson Common Stock that are not TASE Shares will only be entitled to receive shares of SoundHound Common Stock as a result of the First Merger (other than cash in lieu of fractional shares) and such persons will neither be required nor have the right to receive cash for their shares of LivePerson Common Stock (other than cash in lieu of fractional shares), stockholders and beneficial owners of LivePerson Common Stock (other than holders and beneficial owners of TASE Shares who validly demand and do not subsequently withdraw or lose their rights to appraisal) will not be entitled to appraisal rights with respect to the shares of LivePerson Common Stock they hold in connection with the Mergers.

Holders or beneficial owners of TASE Shares who elect to exercise appraisal rights in respect of such shares must not vote in favor of the merger proposal and must comply with the strict procedures set forth in Section 262, the full text of which appears in Annex C of this proxy statement/prospectus, or may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262, in order to demand and perfect any such rights. Failure to comply with such procedures may result in termination or waiver of any applicable appraisal rights, should a court determine that such rights are available. For a summary of the material provisions of Section 262, see the section entitled “Appraisal Rights” beginning on page 116.

Due to the complexity of the appraisal process and the procedures to be followed to properly demand and perfect appraisal rights, if you hold or beneficially own TASE Shares and are considering exercising your appraisal rights in respect of such shares, we encourage you to seek the advice of your own legal counsel. Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of your appraisal rights.

Other Information

The matters to be considered at the LivePerson special meeting are of great importance to the LivePerson stockholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this proxy statement/prospectus and submit your proxy by phone or the Internet or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy by phone or the Internet, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the LivePerson special meeting, contact:

MacKenzie Partners, Inc.

7 Penn Plaza

New York, New York 10001

Call Toll-Free (North America) 800-322-2885.

Email: proxy@mackenziepartners.com

Vote of LivePerson’s Directors and Executive Officers

As of the close of business on the record date, LivePerson directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 208,075 shares of LivePerson Common Stock, or approximately 1.7% of the total outstanding shares of LivePerson Common Stock outstanding on that date. For more information regarding the security ownership of LivePerson directors and executive officers, please see “Security Ownership of Certain Beneficial Owners of LivePerson Common Stock” beginning on page 114.

LivePerson currently expects that all of its directors and executive officers will vote their shares “FOR” the merger proposal, “FOR” the non-binding compensation advisory proposal and “FOR” the approval of the adjournment proposal.

Attending the LivePerson Special Meeting Virtually on the LivePerson Special Meeting Website

You are entitled to attend the LivePerson special meeting only if you were a stockholder of record of LivePerson at the close of business on the Record Date or you held your shares of LivePerson beneficially in the name of a broker, bank or other nominee as of the Record Date, or you hold a valid proxy for the LivePerson special meeting.

If you were a stockholder of record of LivePerson at the close of business on the Record Date and wish to attend the LivePerson special meeting virtually on the LivePerson Special Meeting Website, you will be required to enter the control number found on their proxy card or voting instruction form. Beneficial owners that wish to vote at the LivePerson special meeting must obtain a legal proxy from their bank, broker or other nominee prior to the meeting. You will need to upload an electronic image (such as a pdf file or scan) of the legal proxy in order to vote at the meeting.

Results of the LivePerson Special Meeting

Within four business days following the LivePerson special meeting, LivePerson intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, LivePerson will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four days of the date that the final results are certified.

LIVEPERSON STOCKHOLDERS SHOULD CAREFULLY READ THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER PROPOSAL AND THE ADJOURNMENT PROPOSAL.

LIVEPERSON STOCKHOLDER PROPOSALS

Merger Proposal

In the merger proposal, LivePerson is asking its stockholders to adopt the Amended and Restated Merger Agreement by and among LivePerson, SoundHound, Merger Sub I and Merger Sub II, dated as of July 2, 2026, pursuant to which (i) Merger Sub I will be merged with and into LivePerson pursuant to the First Merger and (ii) Merger Sub II will be merged with and into LivePerson pursuant to the Second Merger, with LivePerson surviving the Mergers as an indirect, wholly owned subsidiary of SoundHound.

It is a condition to completion of the Mergers that LivePerson stockholders approve the merger proposal. In particular, you should read in its entirety the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. In addition, see the section entitled “The Mergers” beginning on page 40, and the section entitled “The Merger Agreement,” beginning on page 73.

The approval by the LivePerson stockholders of this proposal is required by the DGCL and is a condition to the consummation of the Mergers.

Approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of LivePerson Common Stock entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the merger proposal. Failure to vote on the merger proposal will have the same effect as a vote “AGAINST” the merger proposal.

The LivePerson board of directors unanimously recommends a vote “FOR” the merger proposal.

Non-Binding Compensation Advisory Proposal

LivePerson is also asking its stockholders to approve the non-binding compensation advisory proposal. As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, LivePerson is required to provide its stockholders the opportunity to vote to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to LivePerson’s named executive officers that is based on or otherwise relates to the Mergers, as described in the section entitled “Interests of LivePerson’s Directors and Executive Officers in the Mergers — Quantification of Potential Payments to LivePerson’s Named Executive Officers in Connection with the Mergers” beginning on page 102. Accordingly, LivePerson stockholders are being provided the opportunity to cast an advisory vote on such payments.

As an advisory vote, this proposal is not binding upon LivePerson or the LivePerson board of directors or SoundHound or the SoundHound board of directors, and approval of this proposal is not a condition to completion of the Mergers and is a vote separate and apart from the merger proposal. Accordingly, you may vote to approve the merger proposal and vote not to approve the non-binding compensation advisory proposal and vice versa. Because the executive compensation to be paid in connection with the Mergers is based on the terms of the Merger Agreement as well as the contractual arrangements with LivePerson’s named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, only if the merger proposal is approved (subject only to the contractual conditions applicable thereto). However, LivePerson seeks the support of its stockholders and believes that stockholder support is appropriate because LivePerson has a comprehensive executive compensation program designed to link the compensation of its executives with LivePerson’s performance and the interests of LivePerson stockholders. Accordingly, holders of shares of LivePerson Common Stock are being asked to vote on the following resolution:

RESOLVED, that the stockholders of LivePerson, Inc. approve, on an advisory, non-binding basis, certain compensation that may be paid or become payable to the named executive officers of LivePerson, Inc. that is based on or otherwise relates to the mergers, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “Interests of LivePerson’s Directors and Executive Officers in the Mergers — Quantification of Potential Payments to LivePerson’s Named Executive Officers in Connection with the Mergers,” in the proxy statement/prospectus LivePerson, Inc. with respect to the special meeting of stockholders to be held on August 20, 2026.

Approval of the non-binding compensation advisory proposal requires the affirmative vote of a majority of the shares of LivePerson Common Stock having voting power that is present in person or represented by proxy at the LivePerson special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the non-binding compensation advisory proposal, and failures to vote or broker non-votes will have no effect on the outcome of the vote.

The LivePerson board of directors unanimously recommends a vote “FOR” the non-binding compensation advisory proposal.

The Adjournment Proposal

In the adjournment proposal, LivePerson is asking its stockholders to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger proposal.

If LivePerson stockholders approve the adjournment proposal, subject to the terms of the Merger Agreement, LivePerson could adjourn the special meeting and use the additional time to solicit additional proxies, including soliciting proxies from LivePerson stockholders who have previously voted. LivePerson does not intend to call a vote on the adjournment proposal if the merger proposal is approved at the special meeting.

Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of LivePerson stock having voting power that is present in person or represented by proxy at the LivePerson special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal, and failures to vote or broker non-votes will have no effect on the outcome of the vote.

The LivePerson board of directors unanimously recommends a vote “FOR” the adjournment proposal.

THE MERGERS

This discussion of the Mergers is qualified in its entirety by reference to the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A and incorporated by reference herein in its entirety. You should read the entire Merger Agreement carefully as it is the legal document that governs the Mergers.

Transaction Structure

At the First Effective Time, Merger Sub I will merge with and into LivePerson, the separate corporate existence of Merger Sub I will cease, and LivePerson will continue as the surviving corporation in the First Merger as an indirect, wholly owned subsidiary of SoundHound. At the Second Effective Time, Merger Sub II will merge with and into LivePerson, the separate corporate existence of Merger Sub II will cease, and LivePerson will continue as the surviving corporation in the Second Merger as an indirect, wholly owned subsidiary of SoundHound.

Merger Consideration to LivePerson Stockholders

First Merger

As a result of the First Merger, each share of LivePerson Common Stock (other than any Cancelled LivePerson Shares and TASE Shares) issued and outstanding immediately prior to the First Effective Time will be converted into the right to receive the Per Share Merger Consideration.

LivePerson stockholders will not be entitled to receive any fractional shares of SoundHound Common Stock in the First Merger, and no LivePerson stockholders will be entitled to voting rights or any other rights in respect of any fractional shares of SoundHound Common Stock. Each LivePerson stockholder who would otherwise have been entitled to receive a fraction of a share of SoundHound Common Stock (after taking into account all certificates and book-entry shares delivered by such stockholder) will instead be entitled to receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional amount multiplied by (ii) the SoundHound Closing Stock Price.

Second Merger

As a result of the Second Merger, each TASE Share (other than Dissenting Shares) issued and outstanding immediately prior to the Second Effective Time will be converted into the right to receive the Per Share Cash Merger Consideration. At least two business days prior to the date of the LivePerson special meeting, LivePerson shall notify holders of LivePerson Common Stock of the aggregate number of TASE Shares outstanding as of the most recent practicable determination date (which date shall be specified in such notice).

Background of the Mergers

The following is a summary of the material events, meetings, negotiations, and other actions that led to the execution and public announcement of the Merger Agreement and the transactions contemplated thereby, including the Notes Restructuring Agreement entered into with the holders of LivePerson’s secured debt securities. This summary does not purport to describe every interaction among LivePerson, the LivePerson board of directors, LivePerson’s management team (referred to herein as “LivePerson management”) or its advisors, or any other parties or their respective advisors, representatives, or principals. Rather, it is intended to provide a summary of the material developments over the course of the events and discussions described herein.

The LivePerson board of directors, together with LivePerson management, reviews LivePerson’s strategic direction, financial performance, and business plans on an ongoing basis with a view towards strengthening LivePerson’s business and identifying opportunities to increase stockholder value.

At the beginning of 2024, LivePerson announced financial results for the 2023 fiscal year that reflected a 22% decline in revenue year-over-year, primarily as a result of cancellations, downsells and competitive challenges in expanding and retaining customer relationships. At that time, LivePerson had outstanding $517.5 million in aggregate principal amount 2026 Convertible Notes, which matured in December 2026.

The LivePerson board of directors appointed John Sabino as LivePerson’s Chief Executive Officer in January 2024 as part of a board-initiated turnaround strategy to strengthen LivePerson’s business and financial position, with the ultimate goal of maximizing stockholder value. Key features of the turnaround strategy involved leadership refreshment, strengthening LivePerson’s capital structure by addressing its significant outstanding debt and right-sizing expenses, strengthening go-to-market operations, execution and customer retention, and pursuing product innovation and partnerships.

During the first quarter of 2024, although execution of several elements of the turnaround strategy were progressing, enterprise customer concerns regarding LivePerson’s financial profile, specifically its ability to refinance the 2026 Convertible Notes at maturity, became a pronounced and recurring theme in LivePerson’s commercial discussions. Both existing and prospective customers were increasingly expressing reluctance to renew or enter into new contracts with LivePerson due to LivePerson’s significant debt and its upcoming maturity. In an effort to address this critical commercial impediment, the LivePerson board of directors, following discussions with LivePerson management, determined to accelerate efforts with respect to a comprehensive review of LivePerson’s capital structure and refinancing options for the 2026 Convertible Notes. In March 2024, LivePerson engaged Lazard Frères & Co. LLC (“Lazard”) as a financial advisor to assist with this capital structure review. LivePerson selected Lazard because Lazard is a nationally recognized investment banking firm with substantial experience in recapitalization transactions.

In March 2024, Keyvan Mohajer, SoundHound’s Chief Executive Officer, contacted Mr. Sabino regarding SoundHound’s interest in exploring strategic opportunities with LivePerson. Mr. Sabino acknowledged the outreach but conversations did not progress at that time.

In May 2024, after extensive negotiations and following a review of alternatives by the LivePerson board of directors and LivePerson management, upon consultation with Lazard and LivePerson’s outside legal counsel, Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), the LivePerson board of directors approved, and LivePerson entered into, a refinancing agreement with Lynrock Lake Master Fund LP (“Lynrock”), an existing investor in the 2026 Convertible Notes, pursuant to which LivePerson retired approximately $146 million in aggregate principal amount of 2026 Convertible Notes held by Lynrock and received a $100 million cash investment from Lynrock in exchange for $200 million in aggregate principal amount of newly issued first lien secured notes maturing in 2029 (the “First Lien Secured Notes”) and warrants for approximately 11% of LivePerson’s outstanding common stock with an exercise price of $0.75 per share (such transaction, the “First Lien Notes Exchange”). Although the First Lien Secured Notes were scheduled to mature on June 15, 2029, they provided for a springing maturity approximately three months prior to the December 2026 maturity of the 2026 Convertible Notes if more than $60 million in aggregate principal amount of 2026 Convertible Notes then remained outstanding. After giving effect to the First Lien Notes Exchange, there were then approximately $360 million in aggregate principal amount of 2026 Convertible Notes outstanding.

In June and July 2024, members of LivePerson management engaged in introductory discussions with representatives from SoundHound regarding SoundHound’s interest in exploring a potential acquisition of LivePerson. On July 24, 2024, representatives of SoundHound sent to representatives of LivePerson a non-binding indication of interest relating to a potential acquisition of LivePerson by SoundHound (the “July 2024 IOI”). The July 2024 IOI did not contain a proposed price, valuation or economic terms, but indicated the consideration would be in the form of SoundHound Common Stock at exchange ratios to be determined during the course of negotiations of definitive agreements with respect to the proposed transaction. At a meeting of the LivePerson board of directors held on July 26, 2024, at which members of LivePerson management and representatives of Lazard were in attendance, the LivePerson board of directors discussed the July 2024 IOI, including that the acquisition of LivePerson by SoundHound would give the holder of the First Lien Secured Notes (the “First Lien Noteholder”) the right to require LivePerson to repurchase the First Lien Secured Notes at a “make-whole” premium under the terms of the First Lien Secured Notes, and that in order for a transaction to be viable, SoundHound would need to raise cash in order to pay off the First Lien Secured Notes. Following that LivePerson board meeting, members of LivePerson management highlighted to members of SoundHound management that the transaction proposed by the July 2024 IOI would trigger this repayment obligation under the First Lien Secured Notes. Members of SoundHound management indicated to members of LivePerson management that SoundHound would need time to assess how to address the repayment of the First Lien Secured Notes. Accordingly, the parties agreed to suspend further discussion regarding the July 2024 IOI at that time.

Entering LivePerson’s 2025 fiscal year, although the First Lien Notes Exchange in 2024 had provided reassurance to some LivePerson customers that LivePerson had the ability to refinance the remaining 2026 Convertible Notes, LivePerson continued to face customer concerns regarding its financial viability on a long-term basis due to the 2026 Convertible Notes maturity. Reluctance among new and existing enterprise customers to contract with LivePerson due to its remaining 2026 Convertible Notes remained a significant barrier to strengthening LivePerson’s business and financial position. In addition, the springing maturity feature of the First Lien Notes required LivePerson to address the 2026 Convertible Notes well in advance of their ultimate maturity date. In light of the foregoing issues, after continued discussions with LivePerson’s advisors, Lazard and Fried Frank, regarding potential refinancing options, in the first quarter of 2025 the LivePerson board of directors authorized LivePerson management to pursue discussions with holders of approximately 95% of the outstanding 2026 Convertible Notes (the “Ad Hoc Group”) to explore a potential restructuring of the remaining 2026 Convertible Notes.

Members of LivePerson management and representatives of each of Lazard and Fried Frank engaged in preliminary discussions with representatives of the Ad Hoc Group and its advisors from February 2025 through April 2025.

In May 2025, LivePerson entered into confidentiality agreements with members and representatives of the Ad Hoc Group and commenced negotiations regarding a potential transaction involving the exchange of the Ad Hoc Group’s 2026 Convertible Notes to reduce the debt overhang that was then impeding LivePerson’s commercial strategy. Extensive negotiations with the Ad Hoc Group continued for several months.

During June 2025, members of LivePerson management engaged with members of SoundHound management as a follow up to SoundHound’s previous expression of interest in a potential strategic transaction between SoundHound and LivePerson.

On July 7, 2025, John Collins, LivePerson’s Chief Financial Officer and Chief Operating Officer, provided an email update to the LivePerson board of directors regarding the June 2025 conversation between LivePerson management and the management of SoundHound, as well as discussions with two other counterparties with whom LivePerson management had previously engaged with in some preliminary, exploratory conversations in the ordinary course during the first and second quarters of 2025 that did not involve any formal proposal or offer and did not advance any further.

On July 16, 2025, at SoundHound’s request, representatives of each of LivePerson management, Lazard and Fried Frank held a discussion with members of SoundHound management, representatives of Barclays Capital, Inc. (“Barclays”), SoundHound’s financial advisor, and representatives of Latham & Watkins LLP (“Latham”), SoundHound’s legal counsel, to discuss potential approaches to LivePerson’s outstanding debt in the interest of enabling further exploration of an acquisition of LivePerson by SoundHound. At a LivePerson board of directors meeting on that same day, Mr. Collins updated the LivePerson board of directors regarding the continued interest from, and dialogue with, members of SoundHound management. Later that same day, a member of SoundHound management discussed with Mr. Collins a potential letter of intent contemplated by SoundHound.

On July 21, 2025, SoundHound sent a non-binding letter of intent to the LivePerson board of directors (the “July 2025 LOI”). The July 2025 LOI contemplated that, subject to due diligence, LivePerson stockholders would receive shares of SoundHound Common Stock reflecting a 20% premium to LivePerson’s closing price on July 16, 2025 of $14.40 per share (adjusted for LivePerson’s subsequent 15-1 reverse stock split) and holders of the 2026 Convertible Notes then outstanding would be paid in cash 40% of the par value of the 2026 Convertible Notes in exchange for the retirement of the approximately $360 million in aggregate principal amount of the 2026 Convertible Notes then outstanding and the First Lien Noteholder would receive either (i) a to-be-determined combination of cash and SoundHound Common Stock or (ii) newly issued SoundHound debt, in an amount equal to 100% of the par value of the First Lien Secured Notes. The July 2025 LOI contemplated that the First Lien Noteholder would not receive any consideration in respect of the make-whole payments to which it was contractually entitled under the terms of the agreements governing the First Lien Secured Notes. The July 2025 LOI also indicated that SoundHound was open to discussion on reallocating the consideration among the LivePerson stockholders and noteholders. The July 2025 LOI provided for a 45-day exclusivity period. In response to the July 2025 LOI, members of LivePerson management connected representatives of Lazard with members of SoundHound management and representatives of Barclays to discuss SoundHound’s and Barclays’ review of LivePerson’s public filings that they had undertaken prior to submission of the July 2025 LOI.

Following the submission of the July 2025 LOI, the LivePerson board of directors reviewed and discussed the July 2025 LOI with advice and input from representatives of each of Lazard and Fried Frank. Several concerns were noted, including that the July 2025 LOI was preliminary and the proposed consideration was subject to further diligence, and that significant concessions would be required of LivePerson’s noteholders in order for SoundHound’s proposal contemplated by the July 2025 LOI to be viable. In addition, the 45-day exclusivity period required by the July 2025 LOI would require termination of LivePerson’s discussions with the Ad Hoc Group at a time when the parties were nearing final terms for a viable debt restructuring deal after months of protracted negotiations. Following deliberation in consultation with its advisors and management, in light of the preliminary nature of SoundHound’s proposal, the fact that such proposal was conditioned on further due diligence, the uncertain viability of such proposal given the concessions that would be required of LivePerson’s noteholders, the critical need to address ongoing commercial pressure by refinancing the 2026 Convertible Notes, the nearly final status of protracted negotiations with the Ad Hoc Group, and concern that the Ad Hoc Group discussions to refinance the 2026 Convertible Notes would be extremely difficult to resurrect if paused or disrupted, the LivePerson board of directors determined it was in the best interest of LivePerson’s stockholders to focus on the completion of the debt exchange transaction with the Ad Hoc Group to relieve the commercial impediments caused by the 2026 Convertible Notes maturity and strengthen LivePerson’s capital structure in support of commercial execution and longer term viability.

On July 29, 2025, LivePerson management and representatives of Lazard held a discussion with SoundHound management and representatives of Barclays, during which LivePerson management and representatives of Lazard conveyed that LivePerson was not intending to engage further with SoundHound regarding the July 2025 LOI until following LivePerson’s August 2025 earnings announcement for the quarter ended June 30, 2025.

On August 11, 2025, LivePerson entered into an exchange agreement with the Ad Hoc Group, pursuant to which the Ad Hoc Group agreed to exchange 2026 Convertible Notes with an aggregate principal amount of $341.1 million for (i) an aggregate payment of $45.0 million in cash, (ii) $115.0 million in aggregate principal amount of 10.0% Second Lien Senior Subordinated Secured Notes due 2029 (the “Second Lien Secured Notes,” and together with the First Lien Secured Notes, the “Secured Notes”), (iii) shares of LivePerson Common Stock (such shares, the “Common Equity Shares”) and (iv) shares of Series B Fixed Rate Convertible Perpetual Preferred Stock (“Series B Preferred Stock”). The aggregate number of Common Equity Shares and shares of LivePerson Common Stock into which the Series B Preferred Stock were convertible equaled 39.0% of LivePerson’s fully diluted common stock as of the closing date of the exchange (such transaction, the “Second Lien Notes Exchange”). On September 12, 2025, the Second Lien Notes Exchange was consummated, and in October 2025, the Series B Preferred Stock converted into shares of LivePerson Common Stock in accordance with its terms.

In addition to and concurrently with the First Lien Notes Exchange and Second Lien Notes Exchange transactions, LivePerson continued to execute on other elements of its turnaround strategy.

In September 2025, following the completion of the Second Lien Notes Exchange and after evaluating LivePerson’s position at that time, including continued material headwinds notwithstanding the progress that had been made during 2024 and 2025 in executing the turnaround strategy, the LivePerson board of directors determined to formalize exploration of available strategic alternatives for LivePerson. In connection therewith, the LivePerson board of directors, after considering Lazard’s familiarity with LivePerson and its significant M&A experience, approved the engagement of Lazard as LivePerson’s financial advisor in connection with its evaluation of strategic alternatives, including a potential sale of LivePerson. On September 8, 2025, LivePerson amended and restated its engagement letter with Lazard to provide for Lazard’s services in connection with LivePerson’s evaluation of strategic alternatives.

On September 9, 2025, the LivePerson board of directors held a meeting, with members of LivePerson management and representatives of each of Lazard and Fried Frank in attendance. At the meeting, representatives of Lazard discussed with the LivePerson board of directors an overview of strategic alternatives and a list of potential strategic and financial acquirors for LivePerson, including SoundHound. After discussion, the LivePerson board of directors authorized Lazard to reach out to potential strategic and financial acquirors to ascertain their potential interest in an acquisition of LivePerson.

Thereafter, representatives of Lazard contacted potential acquirors, including both strategic and financial sponsors. Between September 2025 through the end of January 2026, representatives of Lazard contacted 66 potential counterparties in total as part of its overall outreach and LivePerson entered into non-disclosure agreements with 17 potential acquirors in connection with this outreach, including SoundHound. Each such non-disclosure agreement contained a customary “standstill” provision; however, each also provided that upon the public announcement of a sale of LivePerson, either the standstill restrictions would expire and terminate entirely or, in certain cases, the counterparty would be permitted to make a confidential proposal to the LivePerson board of directors for an acquisition of LivePerson. As part of the outreach process, potential acquirors that executed non-disclosure agreements were provided with confidential business and financial data regarding LivePerson and asked to submit first round indications of interest by November 20, 2025.

On September 12, 2025, at LivePerson’s direction, representatives of Lazard contacted members of SoundHound management and representatives of Barclays and informed them that the LivePerson board of directors authorized Lazard to commence a sales process for LivePerson and to begin outreach to potential acquirers, including SoundHound.

On October 3, 2025, Nitesh Sharan, the Chief Financial Officer of SoundHound at the time, and Mr. Collins met to discuss the potential path for an acquisition of LivePerson and the involvement of the First Lien Noteholder and the holders of the Second Lien Secured Notes (the “Second Lien Noteholders”, together with the First Lien Noteholder, the “Secured Holders”) in any such transaction.

On October 13, 2025, at LivePerson’s direction, representatives of Lazard followed up with members of Barclays to discuss whether SoundHound had genuine interest in an acquisition of LivePerson. Barclays confirmed SoundHound’s continued interest in a strategic transaction.

On October 21, 2025, the LivePerson board of directors held a meeting, with members of LivePerson management and representatives of each of Lazard and Fried Frank in attendance. At the meeting, representatives of Lazard provided the LivePerson board of directors with an update on Lazard’s outreach to potential counterparties, along with Lazard’s initial impressions regarding such outreach. It was determined that there were no opportunities that were actionable at that time, and the LivePerson board of directors instructed Lazard to continue with its outreach.

On October 28, 2025, representatives of Lazard, at the direction of LivePerson management, reached out to Barclays requesting an update on SoundHound’s interest in a potential acquisition of LivePerson. Representatives of Barclays noted that their discussions with SoundHound were ongoing and that an update would soon be available.

On November 13, 2025, at LivePerson’s direction, representatives of each of Lazard and Barclays held further discussions regarding SoundHound’s interest in re-engaging in the process. On behalf of LivePerson, representatives of Lazard provided Barclays with an update on process timing.

On November 18, 2025, members of LivePerson management, together with representatives of Lazard, held a management meeting with members of SoundHound management to discuss certain preliminary diligence matters and the potential of a transaction between LivePerson and SoundHound.

On November 20, 2025, the deadline date established for written indications of interest as part of the Lazard-managed outreach effort, the LivePerson board of directors held a meeting, with members of LivePerson management and representatives of each of Lazard and Fried Frank in attendance, at which representatives of Lazard provided an update with respect to their discussions with potential counterparties. Representatives of Lazard reported to the LivePerson board of directors that no written indications of interest had yet been received, and based on discussions and feedback to date, none were expected. Lazard noted that one counterparty had provided an informal, verbal indication of interest subject to further diligence that contemplated an enterprise value significantly below the face value of LivePerson’s outstanding debt and three counterparties who had been contacted as part of the process did contact Lazard to advise Lazard specifically that they did not intend to submit a formal offer, but requested to be made aware if another credible offer was received by LivePerson. The LivePerson board of directors authorized continued outreach to potential acquirers by Lazard on behalf of LivePerson.

On November 24, 2025, at LivePerson’s direction, representatives of each of Lazard and Barclays connected to discuss the initial feedback from the management presentation held on November 18, 2025. During these discussions, representatives of Barclays noted that representatives of SoundHound had diligence requests related to the status of LivePerson’s top customers and wanted to schedule conversations with members of LivePerson management to cover this topic.

On December 18, 2025, LivePerson and SoundHound executed a new non-disclosure agreement based on a form that contemplated a potential strategic transaction (which superseded a non-disclosure agreement previously entered into by LivePerson and SoundHound in the context of commercial discussions which covered prior conversations between the parties), which included a customary mutual “standstill” provision containing a customary fallaway provision and which did not restrict SoundHound from making confidential proposals to the LivePerson board of directors to explore a potential acquisition.

On December 23, 2025, members of LivePerson management held follow-up conversations with members of SoundHound management and representatives of Barclays regarding the status of LivePerson’s commercial relationships with its top customers.

On January 1, 2026, at LivePerson’s direction, representatives of each of Lazard and Barclays held further discussions, during which Barclays noted SoundHound’s continued interest in a potential transaction with LivePerson. In accordance with LivePerson’s direction, representatives of Lazard encouraged Barclays and SoundHound to submit an updated letter of intent proposing the terms on which SoundHound would be willing to transact.

On January 9, 2026, at LivePerson’s direction, representatives of Barclays met with representatives of Lazard and noted that representatives of Barclays had spoken with Mr. Mohajer and that Mr. Mohajer explained that SoundHound was contemplating a framework for a transaction involving LivePerson including the treatment of LivePerson’s Secured Notes. Representatives of Barclays noted during these discussions that LivePerson’s capital structure would make any potential offer complex. At LivePerson’s continued direction, representatives of Lazard had further discussions with representatives of Barclays related to exploring potential transaction structures on January 14, 2026.

On January 21, 2026, LivePerson received a new, non-binding letter of intent from SoundHound (the “January 2026 LOI”) which contemplated an acquisition of LivePerson in a transaction in which LivePerson stockholders, the Secured Holders and holders of the remaining 2026 Convertible Notes would receive consideration consisting of shares of SoundHound Common Stock, and, in the case of holders of the remaining 2026 Convertible Notes, cash. The January 2026 LOI proposed that:

•        the holders of LivePerson Common Stock would receive, for each share of LivePerson Common Stock, shares of SoundHound Common Stock at a fixed exchange ratio reflecting a value of $3.75 (which represented a 25% premium to the closing price of LivePerson Common Stock on January 20, 2026) based on a volume-weighted average price of SoundHound Common Stock over a to-be-agreed period prior to the execution of a definitive merger agreement (the “SoundHound Pre-Signing VWAP”); based on the $3.75 per share value, the LivePerson’s equityholders would receive, in the aggregate, consideration valued at approximately $48 million based on a fully diluted share count of 12.8 million LivePerson shares;

•        the holders of the remaining 2026 Convertible Notes would receive $20.1 million in cash upon closing (or such lesser amount as would then be owed to holders of 2026 Convertible Notes at the time of closing);

•        the First Lien Noteholder would receive a number of shares of SoundHound Common Stock equal to $200 million divided by the SoundHound Pre-Signing VWAP; and

•        the Second Lien Noteholders would receive a number of shares of SoundHound Common Stock equal to $90 million divided by the SoundHound Pre-Signing VWAP.

The January 2026 LOI reflected an implied enterprise value of LivePerson of $284 million, which was significantly below LivePerson’s approximately $357 million in aggregate principal amount of notes outstanding. However, crucially, the January 2026 LOI contemplated that LivePerson’s stockholders would receive value in the transaction, despite the Secured Holders receiving consideration with a value substantially below the aggregate par value, accrued interest, and applicable make-whole and redemption premia that they would otherwise be contractually entitled to receive under the terms of the Secured Notes. The January 2026 LOI indicated that SoundHound was open to discussion on reallocating the consideration among stockholders and noteholders. The January 2026 LOI also provided that SoundHound’s proposal was premised on LivePerson having at least $74 million of unrestricted cash at closing, and LivePerson agreeing to negotiate exclusively with SoundHound for a 45-day period.

On January 22, 2026, the LivePerson board of directors held a meeting, with members of LivePerson management and representatives of each of Fried Frank and Lazard in attendance, at which the LivePerson board of directors and the other attendees discussed SoundHound’s acquisition proposal contained in the January 2026 LOI, potential approaches for engaging in discussions with LivePerson’s noteholders regarding the SoundHound acquisition proposal, and potential outreach to other potential acquirors. The LivePerson board of directors and the other attendees at the meeting also discussed the competitive landscape faced by LivePerson, including threats posed to LivePerson by well-capitalized competitors, ongoing business headwinds and longer than originally anticipated timeframes required to complete the turnaround. During this meeting, representatives of Lazard noted to the LivePerson board of directors that, despite expanding the outreach to additional potential counterparties, no incremental interest regarding an acquisition of LivePerson was identified. The LivePerson board of directors authorized LivePerson management and Lazard to engage in further discussions with SoundHound regarding SoundHound’s proposal and to engage in discussions with the Secured Holders regarding such holders accepting a discount to the amounts to which they were contractually entitled under the terms of the Secured Notes in order to facilitate a potential transaction. Additionally, participants discussed that a working group of the LivePerson board of directors, consisting of the Chairman and certain other directors with relevant strategic transaction experience, would work closely with LivePerson management with respect to such discussions with the Secured Noteholders and SoundHound.

From January 23, 2026 through January 29, 2026, members of LivePerson management solicited feedback from representatives of the Secured Holders regarding a potential transaction with SoundHound. In late January 2026, representatives of Lazard assisted LivePerson management with preparing a proposed response to the January 2026 LOI that reflected feedback received from representatives of the Secured Holders regarding their current positions as to the key economic terms. Such feedback included, among other things, that the First Lien Noteholder and Second Lien Noteholders were requesting approximately $238 million and $115 million in value, respectively. This proposed response was shared with the LivePerson board of directors on January 30, 2026, and the LivePerson board of directors subsequently expressed support for LivePerson management to move forward with progressing conversations with SoundHound by conveying the Secured Holders’ response to SoundHound’s representatives. On February 2, 2026, representatives of Lazard, at the direction of LivePerson management, shared that response with Barclays. The Secured Holders’ February 2 counterproposal, which contemplated an increase in the overall consideration being paid by SoundHound, was rejected by SoundHound; however, discussions between SoundHound and LivePerson and their respective advisors nonetheless continued into February 2026.

Also in late January 2026 and early February 2026, at the direction of the LivePerson board of directors, representatives of Lazard reached back out to the four potential counterparties referenced during the LivePerson board of directors meeting on November 20, 2025. Representatives of Lazard informed such parties of LivePerson’s receipt of an offer and inquired whether such parties intended to submit a formal bid. In response, each of the four parties declined to re-engage in further discussions or negotiations regarding a potential transaction with LivePerson. However, three of the four parties orally indicated to Lazard that, if they had elected to re-engage in discussions and negotiations at that time, their estimated offers would have been limited to amounts between approximately $150 million and $200 million, which was materially lower than both the face amount of LivePerson’s outstanding debt and the approximately $284 million enterprise value implied by SoundHound’s proposal in the January 2026 LOI.

Throughout February 2026, members of LivePerson management and representatives of each of Lazard, with input and direction from the LivePerson board of directors and representatives of the Secured Holders, continued to engage in discussions and negotiations with members of SoundHound management and representatives of Barclays regarding the economic and other key terms of the proposed transaction, including the proposed utilization of a pricing collar to address recent market volatility and the potentially dilutive impacts to SoundHound of a stock-for-stock merger transaction. Members of the working group of the LivePerson board of directors were updated by LivePerson management throughout the course of these discussions.

On February 24, 2026, LivePerson management, with input from members of the LivePerson board of directors, reached a tentative framework with representatives of the Secured Holders regarding the allocation of the transaction consideration under the terms of the January 2026 LOI that would be paid to LivePerson’s stockholders and the Secured Holders (the “February 2026 Terms”). The February 2026 Terms were based on a total enterprise value of LivePerson of $284 million (consistent with the January 2026 LOI) and included approximately (i) $200 million in SoundHound Common Stock payable to the First Lien Noteholder (consistent with the January 2026 LOI), (ii) $95 million in SoundHound Common Stock payable to the Second Lien Noteholders (versus $90 million under the January 2026 LOI) and (iii) value in the form of SoundHound Common Stock being issued to LivePerson stockholders that would reflect a premium of no more than 20% to the market price of LivePerson Common Stock immediately prior to the announcement of the potential transaction, which at the time was approximately $43 million (versus approximately $48 million of value implied by the terms of the January 2026 LOI).

On February 27, 2026, Mr. Sabino and Mr. Collins had a discussion with members of SoundHound management, during which SoundHound management acknowledged that they were committed to working on a counter proposal that included a collar mechanism.

On March 3, 2026, Mr. Kelley proposed to Mr. Collins revisions to the January 2026 LOI that would provide that (i) the number of shares of SoundHound Common Stock issued to LivePerson stockholders and the Secured Holders as consideration in the transactions would be calculated based on a volume-weighted average price of the SoundHound Common Stock over a ten trading day period ending three calendar days prior to closing, subject to a fixed price collar to be mutually agreed at signing of the definitive documentation and (ii) that SoundHound would have the option to substitute cash for all or any portion of the SoundHound Common Stock otherwise issuable to the Secured Holders.

On March 4, 2026, the LivePerson board of directors held a meeting, with members of LivePerson management as well as representatives of each of Fried Frank and Lazard in attendance, to discuss and review the status of the negotiations with SoundHound and seek approval from the LivePerson board of directors to execute a letter of intent with SoundHound on the terms and conditions then proposed. The LivePerson board of directors and its advisors discussed and considered, among other things, the substantial outreach process that had been conducted to date and the failure of other potential counterparties to provide a proposal superior to the January 2026 LOI or the currently proposed terms. Following such discussion, the LivePerson board of directors authorized LivePerson management to finalize the terms of, and execute, a letter of intent with SoundHound on terms discussed with the LivePerson board of directors at the meeting. Following this meeting, on March 4, 2026, representatives of Lazard, at the direction of the LivePerson board of directors, sent a revised draft of the January 2026 LOI (the “March 4th LOI”) to SoundHound. The March 4th LOI reflected an implied enterprise value of LivePerson of $284 million (consistent with the January 2026 LOI) and provided that LivePerson stockholders would receive SoundHound Common Stock with an aggregate value of $43 million based on a volume-weighted average price of the SoundHound Common Stock over a to-be-agreed period prior to closing, subject to a 25% symmetrical pricing collar with respect to the shares of SoundHound Common Stock (but also provided SoundHound the ability to pay cash to LivePerson stockholders in lieu of issuing shares of SoundHound Common Stock, based on communications between representatives of SoundHound and LivePerson management in early March 2026), the holders of the remaining 2026 Convertible Notes would receive $20.1 million in cash upon closing (or such lesser amount as would then be owed to holders of 2026 Convertible Notes at the time of closing) (consistent with the January 2026 LOI), the Second Lien Noteholders would receive consideration based on a fixed value of $95 million (consistent with the February 2026 Terms), and the First Lien Noteholder would receive $200 million of consideration (consistent with the January 2026 LOI and February 2026 Terms). The March 4th LOI proposed that any cash consideration payable to the LivePerson stockholders and the Secured Holders would be allocated proportionately among such security holders, as well as a shortened exclusivity period of 30 days. The March 4th LOI further provided that the economic terms therein were premised on LivePerson having at least $74 million of unrestricted cash at closing.

On March 6, 2026, Mr. Sabino held a meeting with members of the aforementioned working group of the LivePerson board of directors, at which representatives of each of Lazard and Fried Frank were in attendance. At the meeting, Mr. Sabino reported that, in late February 2026, Mr. Sabino was contacted by a representative of a financial sponsor, who indicated that one of the financial sponsor’s portfolio companies could be interested in exploring the possibility of a business combination transaction with LivePerson. Representatives of Lazard discussed with the working group that, in light of the relative sizes of the portfolio company and LivePerson, it would be unlikely that the portfolio company would be a viable acquiror of LivePerson. No written indication of interest was ever received from either the financial sponsor or the portfolio company prior to, or following, such meeting. The members of the working group, members of LivePerson management and representatives of Lazard and Fried Frank also discussed the significant work that had been done by members of LivePerson management to negotiate a transaction with terms acceptable to the Secured Holders that would allow LivePerson stockholders to receive consideration in a sale of LivePerson to SoundHound based on the Secured Holders taking a significant discount to the amounts to which they were contractually entitled under the terms of the Secured Notes, SoundHound’s position that it would not proceed toward a transaction absent LivePerson agreeing to negotiate exclusively with SoundHound, the fact that the sponsor and portfolio company had done no diligence on LivePerson, and the low likelihood that the portfolio company would be able to negotiate a transaction on terms that would be more favorable to LivePerson stockholders than the proposed transaction with SoundHound and that would otherwise be acceptable to the Secured Holders. After discussions with LivePerson management and representatives of each of Lazard and Fried Frank, the working group determined that it was in the best interest of LivePerson and its stockholders to continue to pursue a transaction with SoundHound and not engage in further discussions with the financial sponsor or its portfolio company. Following this discussion, Mr. Sabino sent an update to the full LivePerson board of directors summarizing the matters discussed with the working group.

Also on March 6, 2026, representatives of Barclays sent to Lazard a revised draft of the March 4th LOI (the “March 6th LOI”) with terms revised to reflect, among other things, that the measurement period for purposes of determining the volume-weighted average price of SoundHound Common Stock would be ten trading days ending on the third trading day prior to closing, subject to the above referenced 25% symmetrical collar; additional flexibility for SoundHound to substitute cash in lieu of equity as payment for the consideration to LivePerson stockholders and the Secured Holders; automatic extensions of the exclusivity period, subject to continued negotiation of the definitive agreements by the parties at the time of extension and neither party having notified the other in advance of its intent to terminate exclusivity; and specifying that SoundHound retained the right, prior to signing of definitive agreements, to reduce the consideration on a dollar-for-dollar basis if, following SoundHound’s comprehensive due diligence review, SoundHound determined that the amount of expected cash on LivePerson’s balance sheet at closing would be below $74 million.

On March 8, 2026, at the direction of LivePerson management and with the approval of LivePerson’s board of directors, representatives of Lazard sent Barclays a revised draft of the March 6th LOI (the “March 8th LOI”). The March 8th LOI, contemplated, among other things, (i) that the $74 million minimum cash threshold would be reduced by the amount of cash used by LivePerson to repurchase any 2026 Convertible Notes prior to closing; (ii) that any discount to par captured by any repurchase of the 2026 Convertible Notes, as well as the amount of cash, if any, in excess of such minimum cash threshold, would increase the consideration payable to the Second Lien Noteholders; (iii) that the First Lien Noteholder would be paid the accrued and unpaid interest in cash at the closing; and (iv) that the price of SoundHound Common Stock for purposes of determining the equity consideration would be subject to a collar mechanism.

On March 9, 2026, representatives of Barclays sent to Lazard a revised draft of the March 8th LOI (the “March 9th LOI”), which, among other things, proposed that SoundHound could only elect to pay up to 50% of the aggregate consideration contemplated by the March 9th LOI in cash, rather than equity, in the event SoundHound’s stock price exceeded the high end of the pricing collar and a 30-day exclusivity period with automatic extensions of the exclusivity period so long as LivePerson and SoundHound were in continued discussion on the terms of the definitive agreements and neither party had notified the other in advance of its intent to terminate exclusivity. Members of LivePerson management provided an update to, and solicited feedback from, the LivePerson board of directors regarding the March 9th LOI. Following discussions with representatives of each of Fried Frank and Lazard, LivePerson management concluded that seeking to further negotiate the letter of intent with SoundHound risked jeopardizing SoundHound’s interest in the transaction, and, with the support and approval of the LivePerson board of directors, later that day, SoundHound and LivePerson executed the March 9th LOI. Over the course of the negotiations concerning the March 9th LOI, members of LivePerson’s management and its advisors provided periodic updates to the representatives of the Secured Holders.

On March 16, 2026, LivePerson granted SoundHound and its advisors access to an electronic data room that was prepared by LivePerson and its advisors. From March 16, 2026, through April 20, 2026, SoundHound and its advisors conducted extensive financial, business and legal due diligence of LivePerson, with specific focus in financial diligence on turnover in LivePerson’s customer base and LivePerson management’s monthly cash projections. SoundHound and its outside advisors held a series of due diligence discussions with various members of the LivePerson management team and LivePerson’s outside advisors in attendance.

On March 17, 2026, representatives of Latham sent an initial draft of the Original Merger Agreement (the “March 17 Original Merger Agreement”) to Fried Frank. The March 17 Original Merger Agreement contained terms consistent with the March 9th LOI and contemplated, among other things, (i) LivePerson stockholders would receive SoundHound Common Stock with an aggregate value of $43 million based on a volume-weighted average price of the SoundHound Common Stock for the ten trading days ending on the third trading day prior to closing, subject to a 25% symmetrical pricing collar with respect to the shares of SoundHound Common Stock, (ii) a closing condition and covenant that would require the full redemption of all outstanding 2026 Convertible Notes prior to closing and (iii) a termination fee equal to 4% of LivePerson’s enterprise value based on the transaction payable under certain circumstances, including in the event the Notes Restructuring Agreement was terminated for any reason other than primarily due to SoundHound’s material breach thereof or in the event the Notes Restructuring Transactions failed to be consummated by the outside date (such termination fee triggers related to the Notes Restructuring Agreement, the “Notes Restructuring Termination Fee Triggers”). The March 17 Original Merger Agreement reserved SoundHound’s right to revisit the economic terms contemplated therein subject to the completion of SoundHound’s financial due diligence.

On March 20, 2026, representatives of Latham sent an initial draft of the Notes Restructuring Agreement (the “March 20 Notes Restructuring Agreement”) to Fried Frank, and Fried Frank subsequently distributed such draft to Akin Gump Strauss Hauer & Feld LLP (“Akin Gump”), counsel to the First Lien Noteholder, and Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), counsel to the Second Lien Noteholders. The March 20 Notes Restructuring Agreement contemplated, among other things (i) that the Notes Restructuring Agreement would automatically terminate upon any termination of the Original Merger Agreement, (ii) a release of pre-closing claims against LivePerson and SoundHound by the Secured Holders, (iii) a standstill provision applicable to the Secured Holder’s ownership of SoundHound shares, (iv) an obligation on the part of the Secured Holders to vote any LivePerson shares they hold in favor of the transaction contemplated by the Original Merger Agreement and against any actions that may impede or delay the Merger and (v) a restriction on the Secured Holders transferring Secured Notes, or obtaining a short position in SoundHound, prior to closing of the transactions contemplated by the Original Merger Agreement and the Notes Restructuring Agreement.

On March 23, 2026, representatives of Fried Frank reviewed and discussed with members of LivePerson management certain key provisions mentioned above in the March 17 Original Merger Agreement, including, among other things, (i) SoundHound’s ongoing reservations regarding key economic terms until the completion of SoundHound’s financial due diligence and (ii) the termination fee and the circumstances under which such termination fee would be payable, including upon the occurrence of any Notes Restructuring Termination Fee Trigger. Members of LivePerson management provided an update to, and solicited feedback from, members of the LivePerson board of directors regarding the March 17 Original Merger Agreement. The LivePerson board of directors then instructed LivePerson management to work with Fried Frank to prepare a revised draft of the Original Merger Agreement. Following such discussion, LivePerson management directed Fried Frank to prepare and send a revised draft of the Original Merger Agreement back to Latham, which included, among other revisions, a termination fee equal to 4% of LivePerson’s equity value based on the transaction and the removal of the closing condition and covenant requiring pre-closing redemption of the 2026 Convertible Notes. On March 27, 2026, representatives of Fried Frank sent to Latham a revised draft of the Original Merger Agreement containing, among other things, such revised terms.

In late March 2026, representatives of Lazard communicated to LivePerson management and members of the LivePerson board of directors that it is not Lazard’s practice to provide to a board an opinion with respect to the fairness to a company’s stockholders of the consideration such stockholders would receive in a transaction in which secured debtholders receive less than full repayment of their secured debt. Representatives of Lazard communicated to the LivePerson board of directors and LivePerson management that this was not a lack of endorsement for the potential transaction with SoundHound. Following discussions among LivePerson management, members of the LivePerson board of directors and Fried Frank, the LivePerson board of directors directed LivePerson management to contact other potential financial advisors, including Houlihan Lokey, who acted as financial advisor to the Ad Hoc Group in connection with the Second Lien Notes Exchange. Following discussions between members of LivePerson management and representatives of Houlihan Lokey, the LivePerson board of directors determined that Houlihan Lokey was no longer actively engaged by the Ad Hoc Group or other debtholders and that Houlihan Lokey’s potential engagement to provide a fairness opinion would not create a conflict of interest. The LivePerson board of directors then determined to engage Houlihan Lokey as an additional financial advisor to LivePerson in light of its familiarity with LivePerson’s business and capital structure as a result of Houlihan Lokey’s prior representation of the Ad Hoc Group in connection with the Second Lien Notes Exchange and Houlihan Lokey’s reputation as a financial advisor. The LivePerson board of directors believed that, given Houlihan Lokey’s extensive experience with LivePerson’s capital structure, such arrangement could be completed quickly. On April 15, 2026, LivePerson and Houlihan Lokey entered into a formal engagement letter.

From March 20, 2026 to April 1, 2026, representatives of Fried Frank held discussions with representatives of each of Akin Gump and Gibson Dunn regarding the March 20 Notes Restructuring Agreement, and Fried Frank consolidated comments on the draft to reflect the comments communicated by Akin Gump and Gibson Dunn on behalf of the Secured Holders. On April 1, 2026, Fried Frank sent to Latham a revised draft of the Notes Restructuring Agreement, which reflected the Secured Holders’ comments, including, among other things, the deletion of the standstill provision and the addition of a termination right on the part of the First Lien Noteholder in the event of a failure by LivePerson to pay any required principal or interest on the First Lien Secured Notes in accordance with the applicable indenture during the pre-closing period (“First Lien Holder Termination Right”).

On April 1, 2026, members of LivePerson management informed members of SoundHound management that a large LivePerson customer had recently sent in a notice of non-renewal of its contract with LivePerson and discussed the impact of the non-renewal to LivePerson’s business. Members of SoundHound management indicated they would have additional due diligence requests as a result of the non-renewal.

On April 2, 2026, representatives of Latham sent Fried Frank a revised draft of the Original Merger Agreement (the “April 2 Original Merger Agreement”), which reflected, among other revisions, (i) a proposed termination fee equal to 4% of LivePerson’s enterprise value based on the transaction payable under certain circumstances, including in the Notes Restructuring Termination Fee Triggers and (ii) a proposed covenant (and not a closing condition) that would require LivePerson to repurchase all of the outstanding 2026 Convertible Notes prior to closing for an amount not to exceed the par value of those notes. The April 2 Original Merger Agreement continued to reserve SoundHound’s right to revisit the economic terms contemplated therein subject to the completion of SoundHound’s financial due diligence.

Between April 4, 2026 and April 6, 2026, representatives from Fried Frank reviewed and discussed with LivePerson management the key changes and open points in the April 2 Original Merger Agreement, including, among other things, the termination fee and the Notes Restructuring Termination Fee Triggers and SoundHound’s ongoing reservations regarding key economic terms until it completed its financial due diligence. Members of LivePerson management provided an update to, and solicited feedback from, members of the LivePerson board of directors regarding the April 2 Original Merger Agreement and the Notes Restructuring Agreement. The LivePerson board of directors instructed LivePerson management to continue negotiating the Original Merger Agreement and the Notes Restructuring Agreement on terms and conditions consistent with LivePerson management’s recommendations and those of LivePerson’s advisors.

On April 5, 2026, representatives of Latham sent a revised draft of the Notes Restructuring Agreement to Fried Frank, Akin Gump and Gibson Dunn, which included, among other things, (i) the reinsertion of a standstill provision, (ii) the deletion of the First Lien Holder Termination Right and (iii) a note to discuss the First Lien Noteholder’s entry into a voting and support agreement in light of its large post-closing equity ownership in SoundHound.

On April 6, 2026, representatives of Fried Frank sent a revised draft of the Original Merger Agreement to representatives of Latham, which included, among other things, the deletion of the Notes Restructuring Termination Fee Triggers and revisions to the covenant regarding pre-closing redemption of the 2026 Convertible Notes providing that LivePerson’s obligation would be to use reasonable best efforts to repurchase the 2026 Convertible Notes prior to closing for an amount not to exceed the par value of those notes.

On April 7, 2026, and April 8, 2026, representatives of Fried Frank, Akin Gump, Gibson Dunn and Latham attended calls to discuss outstanding issues raised in the most recent draft of the Notes Restructuring Agreement, including (i) the reinsertion of a standstill provision and (ii) the deletion of the First Lien Holder Termination Right.

On April 9, 2026, representatives of Latham sent to Fried Frank a revised draft of the Original Merger Agreement (the “April 9 Original Merger Agreement”), which reflected, among other revisions, a proposed termination fee equal to 3.5% of LivePerson’s enterprise value based on the transaction payable under certain circumstances, including the Notes Restructuring Termination Fee Triggers. The April 9 Original Merger Agreement continued to reserve SoundHound’s right to revisit the economic terms contemplated therein subject to the completion of SoundHound’s financial due diligence.

On April 10, 2026, representatives of Fried Frank sent the April 9 Original Merger Agreement to Akin Gump and to Gibson Dunn and would circulate subsequent drafts periodically to the Secured Holders’ counsel. Following receipt of the April 9 Original Merger Agreement, representatives of Fried Frank and members of LivePerson management discussed the key terms and open issues in the draft, including the termination fee and the Notes Restructuring Termination Fee Triggers. Members of LivePerson management provided an update to, and solicited feedback from, members of the LivePerson board of directors regarding the April 9 Original Merger Agreement and the Notes Restructuring Agreement. The LivePerson board of directors then instructed LivePerson management to continue negotiating the Original Merger Agreement and the Notes Restructuring Agreement.

On April 11, 2026, representatives of Fried Frank sent a revised draft of the Notes Restructuring Agreement to Latham, reflecting comments of the Secured Holders that had been communicated to Fried Frank by Akin Gump and Gibson Dunn, including, among other revisions, the deletion of the requirement that the First Lien Noteholder enter a voting and support agreement and the standstill, and the reinsertion of the First Lien Termination Right. The April 11, 2026 draft of the Notes Restructuring Agreement further included an additional termination right in favor of the First Lien Noteholder whereby it would be entitled to terminate the Notes Restructuring Agreement if LivePerson breached a covenant in the indenture governing the First Lien Secured Notes requiring LivePerson to maintain at least $60 million of qualified cash at all times, subject to SoundHound being entitled to cure any such breach.

On April 14, 2026, following further discussions between representatives of Fried Frank and LivePerson management regarding the April 9 Original Merger Agreement, Fried Frank sent to Latham a revised draft of the Original Merger Agreement, which included a termination fee equal to 2% of LivePerson’s enterprise value based on the transaction and the deletion of the Notes Restructuring Termination Fee Triggers.

Also on April 14, 2026, LivePerson uploaded materials to the electronic data room reflecting LivePerson customer attrition in the first fiscal quarter of 2026 at levels higher than were forecasted in the diligence materials previously provided to SoundHound. Following SoundHound’s review of such diligence materials and the earlier notification of the non-renewal by a large LivePerson customer, on April 14, 2026, representatives of Barclays communicated to representatives of Lazard proposed changes to key economic terms of the transactions as compared to the terms in the March 9th LOI (the “Revised Offer Terms”). The Revised Offer Terms included: (i) a proposed reduction to LivePerson’s enterprise value for the transaction, from $284 million to $250 million; (ii) a collar with a range of $7.00 per share to $12.00 per share, rather than the symmetrical 25% collar, and (iii) a dollar-for-dollar reduction in the overall consideration payable by SoundHound in the transactions if LivePerson had less than $74 million of cash and cash equivalents on its balance sheet at closing (less the amount of cash used by LivePerson to repurchase and retire its remaining 2026 Convertible Notes and after giving effect to certain transaction expenses of LivePerson). Between April 15 and April 16, 2026, members of LivePerson management provided an update to, and solicited feedback from, members of the LivePerson board of directors regarding the Revised Offer Terms. Following the receipt of feedback from the LivePerson board of directors and input from LivePerson’s legal and financial advisors regarding the Revised Offer Terms, Mr. Sabino and Mr. Collins contacted Mr. Mohajer to confirm receipt of the Revised Offer Terms and notify him that LivePerson would need to discuss the terms with the Secured Holders.

During extensive discussions between members of LivePerson management and representatives of the Secured Holders regarding the Revised Offer Terms between April 15, 2026 and April 18, 2026, representatives of the Secured Holders communicated that, as a condition to accepting the Revised Offer Terms and further reductions to the amounts payable to the Secured Holders, the Secured Holders would require both (i) that the baseline value of the consideration payable to LivePerson stockholders not exceed the market capitalization of LivePerson based on the market price of LivePerson Common Stock immediately prior to announcement of the potential transaction, and any positive difference between $43 million and such baseline value would be reallocated to the Secured Holders and (ii) that any further downward adjustment to transaction consideration as a result of LivePerson’s closing cash falling below the specified target would result in a reduction only to consideration payable to LivePerson stockholders, such that the Secured Holders would not bear any risk of a downward adjustment as a result of such cash shortfall. Following multiple discussions between members of LivePerson management and representatives of the Secured Holders, LivePerson and the Secured Holders reached an agreement to allocate the $34 million reduction in LivePerson’s enterprise value to the Secured Holders, subject to the limitation and potential adjustment to the value of the consideration to LivePerson’s stockholders described in (i) and (ii) of the preceding sentence.

On April 17, 2026, representatives of Latham sent a revised draft of the Original Merger Agreement (the “April 17 Original Merger Agreement”) to representatives of Fried Frank. The April 17 Original Merger Agreement reflected, among other things, (i) a collar applicable to the SoundHound Closing Stock Price with a range of $7.00 per share to $12.00 per share consistent with the Revised Offer Terms and (ii) a termination fee equal to $5,000,000, plus SoundHound’s out-of-pocket expenses incurred in connection with the transaction. The April 17 Original Merger Agreement also contemplated that SoundHound’s willingness to accept the deletion of the Notes Restructuring Termination Fee Triggers was subject to the Secured Holders agreeing to pay the termination fee in the event of a Notes Restructuring Termination Fee Trigger.

Also on April 17, 2026, representatives of Latham sent to representatives of each of Fried Frank, Akin Gump and Gibson Dunn a revised draft of the Notes Restructuring Agreement (the “April 17 Notes Restructuring Agreement”). The April 17 Notes Restructuring Agreement included, among other things, (i) a downward adjustment to the transaction consideration payable to the Secured Holders based on any shortfall in achieving the $74 million cash target as contemplated by the Revised Offer Terms, (ii) a requirement for the First Lien Holder to deliver a post-closing voting and support agreement, (iii) the deletion of the First Lien Holder’s ability to terminate the Notes Restructuring Agreement in the event of LivePerson’s failure to maintain at least $60 million of qualified cash at all times, and (iv) the addition of a provision requiring the Secured Holders to pay SoundHound the termination fee in the event the Merger Agreement is terminated due to any of the Notes Restructuring Termination Fee Triggers.

Also on April 17, 2026, the LivePerson board of directors held a meeting, with members of LivePerson’s management and representatives of each of Fried Frank, Lazard, and Houlihan Lokey in attendance, to receive an update on the status of the transactions and recent discussions among SoundHound, LivePerson and the Secured Holders. During the meeting, Mr. Sabino provided an update on the process relating to the potential transaction with SoundHound and the Secured Holders. A representative of Lazard discussed and reviewed with the LivePerson board of directors the Revised Offer Terms proposed by SoundHound. Mr. Collins then reported on his discussions with the Secured Holders and key open issues with respect to the Secured Holders, including the Secured Holders’

positions regarding the baseline value of the consideration to be received by the LivePerson stockholders and the application of any downward cash adjustment, as described above. Representatives of Fried Frank also discussed the key open items in the April 17 Original Merger Agreement and the April 17 Notes Restructuring Agreement, including, among other things, with respect to the Original Merger Agreement, the amount of the termination fee, the triggers for such termination fee, required regulatory filings and interim operating covenants, and with respect to the Notes Restructuring Agreement, the allocation of excess equity premium to the Secured Holders and the inclusion of a standstill provision.

On April 19, 2026, representatives of Akin Gump sent a revised draft of the Original Merger Agreement to Fried Frank and Gibson Dunn, which included, among other things, the deletion of the concept that the termination fee would be payable by LivePerson under certain circumstances in connection with LivePerson’s entry into a definitive agreement for an alternative transaction within 12 months following termination of the Original Merger Agreement.

Later on April 19, 2026, the LivePerson board of directors held a meeting, with members of LivePerson’s management as well as representatives of each of Fried Frank, Lazard and Houlihan Lokey in attendance. At this meeting, representatives of LivePerson management and representatives of Fried Frank, Lazard and Houlihan Lokey provided an update regarding certain key terms of the transactions and the definitive agreements that were still in the process of being negotiated with SoundHound and the Secured Holders. Representatives of Lazard discussed with the LivePerson board of directors certain financial aspects of the transaction, including the Revised Offer Terms. Representatives of Fried Frank reviewed with the LivePerson board of directors the key terms of the April 17 Original Merger Agreement and the April 17 Notes Restructuring Agreement, including identifying key open terms, such as required regulatory filings, the outside date, and the concept of a cap on the proposed expense reimbursement aspect of the proposed termination fee construct in the April 17 Original Merger Agreement, as well as feedback from the representatives of the Secured Holders that the Secured Holders would not agree to pay a termination fee to SoundHound under any circumstances. Representatives of Fried Frank also reviewed with the LivePerson board of directors their fiduciary duties in connection with the proposed transactions. Representatives of Houlihan Lokey reviewed Houlihan Lokey’s preliminary financial analysis with respect to LivePerson and the proposed transaction.

Later that day, representatives of Fried Frank, Latham, Akin Gump and Gibson Dunn attended a call to discuss the remaining open points in the Original Merger Agreement and the Notes Restructuring Agreement. Among other things, the parties discussed the fact that the Secured Holders would be unwilling to pay a termination fee to SoundHound in the event of any termination of the Original Merger Agreement or the Notes Restructuring Agreement.

Late in the evening of April 19, 2026, representatives of Fried Frank sent a revised draft of the Original Merger Agreement to representatives of Latham, Akin Gump and Gibson Dunn, which included, among other things, (i) a proposed “outside date” of nine months from the date of the Original Merger Agreement, (ii) the re-insertion of the Notes Restructuring Termination Fee Triggers, subject to a to-be-determined cap on LivePerson’s obligation to reimburse SoundHound for its transaction expenses in the event of such termination and (iii) the re-insertion of the concept that the termination fee would be payable by LivePerson under certain circumstances in connection with LivePerson’s entry into a definitive agreement for an alternative transaction.

Also late in the evening on April 19, 2026, representatives of Akin Gump sent representatives of Fried Frank and Latham a revised draft of the Notes Restructuring Agreement, which included feedback from Gibson Dunn. The draft of the Notes Restructuring Agreement included, among other things, (i) the deletion of the requirement for the First Lien Holder to deliver a post-closing voting and support agreement, (ii) the reinsertion of the First Lien Holder’s ability to terminate the Notes Restructuring Agreement in the event of a LivePerson’s failure to maintain at least $60 million of qualified cash, subject to SoundHound’s and LivePerson’s ability to cure, and (iii) the deletion of any obligation of the Secured Holders to pay a termination fee.

On April 20, 2026, representatives of Latham sent to Fried Frank, Akin Gump and Gibson Dunn a revised draft of the Original Merger Agreement (the “April 20 Original Merger Agreement”), which included (i) a downward adjustment to the merger consideration payable to LivePerson’s stockholders in the event that the cash and cash equivalents estimated to be on LivePerson’s balance sheet at closing is less than the Closing Cash Target, (ii) footnotes indicating the expectation that regulatory filings would be required in certain jurisdictions, (iii) an outside date of six months plus a three month automatic extension if certain approvals were not received by the initial outside date, and (iv) a reimbursement cap for SoundHound’s expenses of $4.0 million with such cap only being applicable in the event the Merger Agreement is terminated due to the termination of the Notes Restructuring Agreement due to a breach by a Secured Holder.

Also on April 20, 2026, Latham circulated a revised draft of the Notes Restructuring Agreement (the “April 20 Notes Restructuring Agreement”) to Fried Frank, Akin Gump and Gibson Dunn. The April 20 Notes Restructuring Agreement included, among other things, the reinsertion of the requirement for the First Lien Holder to deliver a post-closing voting and support agreement.

In the evening of April 20, 2026, representatives of Fried Frank, Latham, Akin Gump, Gibson Dunn, members of SoundHound management and LivePerson management, as well as representatives of the First Lien Noteholder and certain of the Second Lien Noteholders held a teleconference to discuss open points in the Notes Restructuring Agreement and certain comments from the Secured Holders to the Original Merger Agreement, including, among other things, (i) a downward adjustment mechanic in the event LivePerson did not have $74 million in cash at closing, (ii) required regulatory filings and potential closing conditions in connection therewith and (iii) an expense reimbursement cap in the event the Merger Agreement was terminated due to a breach of the Notes Restructuring Agreement by a Secured Holder.

On April 21, 2026, representatives of Fried Frank sent to Latham, Akin Gump and Gibson Dunn a revised draft of the Original Merger Agreement, which included, among other things, (i) a modification to the specified cash target at Closing providing that, if the Closing occurs in July, such target will be $71 million rather than $74 million, and (ii) a reduction to the expense reimbursement cap from $4 million to $3.75 million.

Also on April 21, 2026, representatives of Latham sent to representatives of Fried Frank, Akin Gump and Gibson Dunn, a revised draft of the Notes Restructuring Agreement, reflecting input from further discussions with representatives of Fried Frank, Akin Gump and Gibson Dunn.

Throughout the early morning of April 21, 2026, each of the parties worked to finalize the Original Merger Agreement and Notes Restructuring Agreement and exchanged additional drafts. Once the drafts were substantially finalized, the Original Merger Agreement was revised to reflect aggregate consideration payable by SoundHound to the LivePerson stockholders of $42,784,532.64 based on the closing price of a share of LivePerson Common Stock as of April 20, 2026, consistent with the requirement of the Secured Holders that the stated value of the consideration to LivePerson stockholders not reflect a premium to the pre-signing market price of LivePerson Common Stock. The $215,467.36 difference was reallocated to the Secured Holders, and the Original Merger Agreement and the Notes Restructuring Agreement were finalized on the terms and conditions described throughout this proxy statement/prospectus.

In the morning of April 21, 2026, the LivePerson board of directors held a meeting with members of LivePerson’s management as well as representatives of each of Fried Frank, Lazard and Houlihan Lokey in attendance. The LivePerson board of directors was informed that the deal terms and the transaction documents had, subject to LivePerson board of directors’ approval, been finalized among LivePerson, SoundHound, and the Secured Holders. Representatives of Fried Frank reviewed and discussed the LivePerson board of directors’ fiduciary duties under Delaware law, and an overview of the key terms of the Original Merger Agreement and the Notes Restructuring Agreement. A representative of Houlihan Lokey reviewed Houlihan Lokey’s financial analysis with respect to LivePerson and the proposed transaction and then, at the request of the LivePerson board of directors, delivered Houlihan Lokey’s oral opinion to the LivePerson board of directors (which was subsequently confirmed in writing) to the effect that, as of April 21, 2026, and based upon and subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such opinion, the consideration to be received by the holders of LivePerson Common Stock in the merger for their shares of LivePerson Common Stock was fair, from a financial point of view, to such holders (solely in their capacity as holders of LivePerson Common Stock). The LivePerson board of directors discussed the reasons for the merger, including those reasons discussed in “— Recommendation of the LivePerson Board of Directors; LivePerson’s Reasons for the Mergers.”

Following discussion, the LivePerson board of directors unanimously (i) approved and declared advisable the Original Merger Agreement and the Notes Restructuring Agreement and the transactions contemplated thereby, including the merger contemplated by the Original Merger Agreement, (ii) determined that it is in the best interests of LivePerson and its stockholders for LivePerson to enter into the Original Merger Agreement and the Notes Restructuring Agreement, (iii) directed that the Original Merger Agreement and the transactions contemplated by the Original Merger Agreement, including the merger contemplated by the Original Merger Agreement, be submitted to the LivePerson stockholders for their consideration, adoption, and approval, and (iv) resolved to recommend that the LivePerson stockholders vote to adopt the Original Merger Agreement. The Original Merger Agreement and the Notes Restructuring Agreement were executed on April 21, 2026, and LivePerson and SoundHound issued a joint press release announcing the transactions prior to the opening of trading on Nasdaq on April 21, 2026.

Following the execution of the Original Merger Agreement, over the course of May 2026 and the first week of June 2026, LivePerson and SoundHound each instructed their respective legal advisors, including Fried Frank and Arnon, Tadmor-Levy (“Arnon”), LivePerson’s local counsel in Israel, and Latham and Herzog, Fox & Ne’eman (“HFN”), SoundHound’s local counsel in Israel, to coordinate in seeking to determine whether the parties would be able to obtain a no-action letter from the Israeli Securities Authority (the “ISA”) stipulating that SoundHound would not be required to file an Israeli securities law-compliant prospectus in connection with the proposed offering and issuance of SoundHound Common Stock to holders of TASE Shares as contemplated by the Original Merger Agreement as a result of the fact that LivePerson Common Stock is dual-listed on the TASE and SoundHound Common Stock is not dual-listed on the TASE (such requirement, the “Israeli prospectus requirement”).

Following several such discussions among HFN and Arnon, it was determined that, in light of the volume of shares of LivePerson common stock traded on the TASE, the parties would not be able to obtain a no-action letter from the ISA such that the Israeli prospectus requirement would apply. Additionally, following the consideration of various other alternative means of potentially obtaining an exemption to the Israeli prospectus requirement, it was determined that SoundHound would not be eligible for an exemption. The parties also determined that, if the TASE Shares were delisted from the TASE (the “LivePerson delisting option”), the likelihood of obtaining a no-action letter from the ISA regarding the Israeli prospectus requirement would be significantly improved but the LivePerson delisting option entailed a ninety (90) day statutory waiting period before the delisting would be effective, and the LivePerson special meeting could not be called until after the effectiveness of such delisting and obtaining such no-action letter.

On June 2, 2026, representatives of Latham and Fried Frank held a teleconference and discussed potentially modifying the terms of the transaction to provide that holders of TASE Shares receive cash consideration instead of shares of SoundHound Common Stock (the “TASE Share cashout option”) as a means of avoiding the substantial delays that would have resulted from either complying with the Israeli prospectus requirement or delaying calling the LivePerson special meeting until the end of the 90-day statutory waiting period in connection with the LivePerson delisting option. Representatives of Latham indicated that they would consider and discuss the TASE Share cashout option with SoundHound, but that it was SoundHound’s preference that LivePerson nonetheless commence the delisting process to start the statutory waiting period required in connection therewith.

The next day, representatives of Latham communicated to representatives of Fried Frank that SoundHound was open to considering the TASE Share cashout option as a means to ensuring the parties could close the transaction on their desired timeline; however, representatives of Latham noted that because SoundHound had originally agreed to pay all-stock consideration to LivePerson stockholders, SoundHound was concerned with the cash outlay that may be required in connection with the TASE Share cashout option, including that it could potentially entitle all LivePerson stockholders to appraisal rights under Delaware law to which they were not entitled to under the terms of the Original Merger Agreement, which could result in further cash outlay that could not be quantified.

On June 4, 2026, representatives of Latham and Fried Frank held a telephone conference to further discuss the LivePerson delisting option and the TASE Share cashout option. Representatives of Fried Frank suggested that the transaction structure be revised to contemplate two mergers so that only the holders of TASE Shares would be entitled to appraisal rights as a means to assuage SoundHound’s concerns. Representatives of Latham indicated that they would consider and discuss with SoundHound, and again requested that LivePerson proceed with the TASE delisting process in order to commence the 90-day waiting period.

On June 5, 2026, members of management of SoundHound and LivePerson as well as representatives of Latham, Fried Frank, HFN, Arnon, Richards, Layton & Finger, P.A., SoundHound’s Delaware counsel, and Morris, Nichols, Arsht & Tunnell LLP, LivePerson’s Delaware counsel, held a telephone conference to discuss the TASE Share cashout option (the “June 5 All-Hands Call”). Representatives of LivePerson management confirmed that LivePerson was proceeding with the process for delisting from the TASE and that the necessary filings for the delisting would be completed in the next few days. The parties then discussed the TASE Share cashout option, including how the TASE Share cashout option would allow the parties to avoid the risk of significant delays and uncertainty that would result from complying with or seeking exemptions under Israeli securities laws, as well as the potential risks associated with the TASE Share cashout option. Representatives of SoundHound noted that while SoundHound was aligned with LivePerson in pursuing alternatives that would allow the transaction to proceed on the parties’ desired timeline, the Original Merger Agreement contemplated that LivePerson stockholders would only receive stock consideration and cash in lieu of fractional shares and reiterated that SoundHound was concerned with the cash outlay in connection with the TASE Share cashout option, particularly if the number of TASE Shares outstanding and SoundHound’s stock price fluctuated during the interim period. The parties discussed the possibility of placing a reasonable upper limit on the total amount of cash that SoundHound would be required to pay to holders of TASE Shares. The parties discussed the TASE Share cashout option further and agreed to continue considering alternatives for limiting the cash outlay required by SoundHound to complete the transaction. At the conclusion of the call, representatives agreed to prepare a draft amendment to the Original Merger Agreement reflecting the construct discussed on the June 5 All-Hands Call.

On June 7, 2026, LivePerson provided notice to the TASE of its intention to delist LivePerson Common Stock from the TASE, with such delisting to be effective on or about September 9, 2026.

On June 8, 2026, representatives of Latham, Fried Frank, HFN and Arnon and members of LivePerson management held a teleconference, during which representatives of Latham indicated that the TASE Share cashout option, including a specific cap on the total amount of cash payable by SoundHound to holders of TASE Shares, would likely be acceptable to SoundHound. Later that same day, representatives of Latham emailed representatives of Fried Frank to propose a cap on the aggregate cash merger consideration to be paid to the holders of TASE Shares in an amount equal to $7.5 million. This cap represented approximately 17.5% of the $42,784,532.64 Aggregate Consideration Amount, which at the time was the percentage of LivePerson’s issued and outstanding shares on a fully diluted basis that constituted TASE Shares.

On June 9, 2026, representatives of Fried Frank sent to representatives of Latham a draft amendment to the Original Merger Agreement (the “June 9 Merger Agreement Amendment”) reflecting a construct consistent with the parties’ prior communications. The June 9 Merger Agreement Amendment reflected, among other things, the TASE Share cashout option, a dual-merger structure, an appraisal rights provision for the holders of TASE Shares, and a provision that provided for a restriction on transfers of shares of LivePerson Common Stock to the TASECH. The June 9 Merger Agreement Amendment continued to reflect the same terms for the holders of LivePerson Common Stock who held their shares on the Nasdaq in that such holders would continue to receive the Per Share Merger Consideration for their shares of LivePerson Common Stock and not be entitled to appraisal rights.

On June 11, 2026, representatives of Latham sent to representatives of Fried Frank a revised draft of the June 9 Merger Agreement Amendment (the “June 11 Merger Agreement Amendment”). The June 11 Merger Agreement Amendment reflected, among other things, a notice requirement for LivePerson to inform LivePerson stockholders of the aggregate number of TASE Shares outstanding as of the most recent practicable determination date at least two business days prior to the LivePerson special meeting and a requirement for LivePerson to use reasonable best efforts to take all actions under Israeli securities laws to facilitate the delisting of the shares of LivePerson Common Stock from the TASE.

Between June 13, 2026, and June 16, 2026, representatives of Fried Frank and Latham exchanged further drafts of the amendment to the Original Merger Agreement, including drafts that reflected a full amendment and restatement of the Original Merger Agreement (the “A&R Merger Agreement”) reflecting, among other things, minor modifications to certain representations and warranties and covenants therein and a new provision requiring that LivePerson obtain a final report on the number of TASE Shares to be delivered to SoundHound prior to the consummation of the transactions.

On June 22, 2026, the LivePerson board of directors held a meeting with members of LivePerson’s management as well as representatives of Fried Frank in attendance. The LivePerson board of directors was informed of the deal terms reflected in the A&R Merger Agreement and that the A&R Merger Agreement had, subject to LivePerson board of directors’ approval, been substantially finalized among LivePerson and SoundHound. Representatives of Fried Frank reviewed the key terms of the A&R Merger Agreement.

On July 2, 2026, representatives of Fried Frank and Latham exchanged a finalized version of the A&R Merger Agreement. On July 2, 2026, the LivePerson board of directors reviewed the final A&R Merger Agreement and unanimously (i) approved and declared advisable the A&R Merger Agreement and the transactions contemplated thereby, including the Mergers, (ii) determined that it is in the best interests of LivePerson and its stockholders for LivePerson to enter into the A&R Merger Agreement and, (iii) directed that the A&R Merger Agreement and the transactions contemplated by the A&R Merger Agreement, including the Mergers, be submitted to the LivePerson stockholders for their consideration, adoption, and approval, and (iv) resolved to recommend that the LivePerson stockholders vote to adopt the A&R Merger Agreement. The A&R Merger Agreement was executed on July 2, 2026.

SoundHound’s Reasons for the Mergers

In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the SoundHound board of directors and SoundHound’s management, in consultation with SoundHound’s legal and financial advisors, considered a number of factors, including the following factors:

•        the view that the transaction will expand the combined customer base and diversify vertical exposure by bringing together two complementary enterprise footprints, deepening SoundHound’s presence in core verticals (including financial services, telecommunications, and healthcare) while extending reach into additional verticals (including travel, hospitality, and retail);

•        the view that the transaction will drive upsell and cross-sell opportunities by offering SoundHound’s voice AI to LivePerson’s digital customers, a capability frequently requested by LivePerson’s customer base;

•        the view that the transaction will strengthen the combined business by leveraging SoundHound’s balance sheet, engineering scale, and AI innovation to reinforce long-term financial stability, accelerate platform modernization initiatives already underway, and sustain continued AI innovation to meet evolving enterprise needs;

•        the view that the transaction will build a durable data advantage by combining SoundHound’s billions of annual voice interactions with LivePerson’s roughly one billion digital messages per month to create a combined data foundation of tens of billions of customer interactions annually, improving model performance, orchestration, and enterprise-grade automation outcomes;

•        the expectation that the combined company will create additional growth opportunities by leveraging the strengths of each business, which is expected to create long-term stockholder value;

•        the cultural synergies between the two companies;

•        the view that the terms and conditions of the Merger Agreement and the transactions contemplated therein, including the representations, warranties, covenants, Closing conditions and termination provisions, are comprehensive and favorable to completing the proposed transactions;

•        the fact that the Merger Agreement places limitations on LivePerson’s ability to seek an Acquisition Proposal and requires LivePerson to pay the termination fee if SoundHound or LivePerson terminates the Merger Agreement under certain circumstances, including if LivePerson enters into an agreement or consummates an Acquisition Proposal within a certain time period;

•        the expectation that the conditions to the consummation of the Mergers will be satisfied on a timely basis;

•        the amount and form of consideration to be paid in the transaction;

•        current financial market conditions and the current and historical market prices and volatility of, and trading information with respect to, SoundHound Common Stock and LivePerson Common Stock;

•        the SoundHound board of directors’ and SoundHound management’s familiarity with the business operations, strategy, earnings and prospects of each of SoundHound and LivePerson and the scope and results of the due diligence investigation of LivePerson conducted by SoundHound; and

•        LivePerson management’s endorsement of the Mergers and LivePerson board of directors’ unanimous recommendation in favor of the Mergers.

Recommendation of the LivePerson Board of Directors; LivePerson’s Reasons for the Mergers

At a meeting held on April 21, 2026, the LivePerson board unanimously (i) approved and declared advisable the Original Merger Agreement and the Notes Restructuring Agreement and the transactions contemplated thereby, including the Merger, (ii) determined that it is in the best interests of LivePerson and its stockholders for LivePerson to enter into the Original Merger Agreement and the Notes Restructuring Agreement, (iii) directed that the Original Merger Agreement and the transactions contemplated by the Original Merger Agreement, including the merger, be submitted to the LivePerson stockholders for their consideration, adoption, and approval, and (iv) resolved to recommend that the LivePerson stockholders vote to adopt the Original Merger Agreement. On July 2, 2026, the LivePerson board unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Mergers, (ii) determined that it is in the best interests of LivePerson and its stockholders for LivePerson to enter into the Merger Agreement and to amend and restate the Original Merger Agreement as a result thereof, (iii) directed that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Mergers, be submitted to the LivePerson stockholders for their consideration, adoption, and approval, and (iv) resolved to recommend that the LivePerson stockholders vote to adopt the Merger Agreement. The LivePerson board unanimously recommends that LivePerson stockholders vote “FOR” the merger proposal, “FOR” the non-binding compensation advisory proposal and “FOR” the adjournment proposal.

In evaluating the Merger Agreement (and the Original Merger Agreement), the Notes Restructuring Agreement, and the transactions contemplated by those agreements, the LivePerson board of directors consulted with LivePerson’s senior management, financial advisors, and outside counsel. The LivePerson board of directors determined that entering into the Original Merger Agreement and the Notes Restructuring Agreement, and the subsequent entry into the Merger Agreement, provided the best alternative for maximizing stockholder value reasonably available to LivePerson, including when compared to continuing to operate LivePerson on a standalone basis.

In recommending that LivePerson stockholders vote their shares of LivePerson Common Stock to approve and adopt the Merger Agreement, the LivePerson board of directors also considered a number of factors, including the following factors (not necessarily in order of relative importance) that the LivePerson board of directors viewed as generally positive or favorable to its determination, approval and related recommendation:

Attractive Value to LivePerson Stockholders.    The LivePerson board of directors considered that, under the circumstances, the LivePerson stockholders would be receiving attractive value in the Mergers, supported by the fact that:

•        the LivePerson stockholders would be receiving consideration in the Mergers notwithstanding that the aggregate consideration payable by SoundHound in the transaction is substantially less than the approximately $350 million of estimated net debt of LivePerson at closing (assuming the Mergers close during the third quarter of 2026 and after taking into account the aggregate par value, accrued interest, and applicable make-whole and redemption premia that would otherwise be contractually payable at closing under the terms of LivePerson’s outstanding debt, and LivePerson’s expected cash at closing) - meaning that, absent the Secured Holders’ agreement to accept a substantial discount to their contractual entitlements pursuant to the Notes Restructuring Agreement, there would be no value available to distribute to LivePerson stockholders whatsoever;

•        under the Notes Restructuring Agreement, the Secured Holders will be receiving consideration with a value substantially below the aggregate par value, accrued interest, and applicable make-whole and redemption premia which they would otherwise be contractually entitled to receive at closing under the terms of their notes;

•        the merger consideration payable to LivePerson equityholders of approximately $43 million, or approximately $3.33 per share of LivePerson Common Stock (assuming LivePerson’s achievement of the target closing cash level specified in the Merger Agreement) represented a premium of approximately 22% to volume-weighted average price of the shares LivePerson Common Stock over the 30 days ending on the date of the LivePerson board of directors’ approval of the Original Merger Agreement and is identical to the consideration that would have been received by such holders pursuant to the Original Merger Agreement;

•        the stock consideration offers LivePerson stockholders (other than holders of TASE Shares) the opportunity to participate in any potential value accretion of the SoundHound Common Stock;

•        the shares of SoundHound Common Stock to be issued in the First Merger to LivePerson stockholders (other than holders of TASE Shares) will be registered and freely tradeable when issued, allowing LivePerson stockholders to attain substantially immediate liquidity should any LivePerson stockholder choose not to retain its shares of SoundHound Common Stock;

•        the Per Share Cash Merger Consideration payable to holders of TASE Shares would be substantially equivalent to the value of the Per Share Merger Consideration (unless LivePerson stockholders elect to transfer shares to the TASECH between the date of the Merger Agreement and the Second Effective Time and/or the SoundHound Closing VWAP Stock Price is significantly higher than $12.00 per share); and

•        no other alternatives were reasonably likely in the near term to create greater value for LivePerson stockholders than the Merger, taking into account business, competitive, industry and market risks.

LivePerson’s Business, Financial Condition and Prospects.    The LivePerson board of directors also considered the risks of continuing to operate as a standalone business in light of LivePerson’s current and historical financial condition, results of operations, business, competitive position, and future prospects, including:

•        the significant debt burden to which LivePerson is subject, including that, if the proposed transactions are not completed, LivePerson may not have sufficient capital to satisfy its debt obligations;

•        the increasing competition in the AI-powered customer engagement and conversational AI markets, including from competitors with substantial competitive advantages, including significantly larger financial, marketing, resource and development budgets, access to larger customer bases, larger and more established marketing and distribution relationships, and more diverse product and service offerings;

•        the customer attrition experienced by LivePerson in recent years and reductions in net revenue retention, leading to significant year-over-year revenue declines in 2023, 2024, and 2025;

•        LivePerson’s ongoing strategic business plans and the execution risks associated therewith, and uncertainty of future revenue growth and return-to-profitability timelines;

•        the risk that LivePerson’s stock price may continue to decline in the foreseeable future if LivePerson continues to operate on a standalone basis; and

•        the risk that a further degradation of LivePerson’s business and financial results may result in the delisting of LivePerson Common Stock from the Nasdaq Global Select Market, which would force LivePerson to offer to repurchase all of LivePerson’s outstanding debt securities, and, given its substantial indebtedness — which already exceeds the total enterprise value implied by the Merger Agreement — may eventually lead to a voluntary or involuntary filing for protection under the Bankruptcy Code, in which case LivePerson stockholders would in all likelihood receive no recovery on account of their shares of LivePerson Common Stock.

Benefits of a Combined Company.    The belief of the LivePerson board of directors that the combined company resulting from a merger of SoundHound and LivePerson would be well positioned to achieve future free cash flow growth and generate superior returns for LivePerson’s former stockholders and benefits to customers and partners, as a result of the benefits of (1) integrating SoundHound’s voice and agentic AI platform with LivePerson’s digital engagement capabilities to expand product offerings and offer customers a combined platform with a single, end-to-end integrated solution for managing the full lifecycle of customer conversations across both voice and digital channels; and (2) leveraging the combined capabilities of SoundHound and LivePerson to strengthen model performance, orchestration, and enterprise-grade automation outcomes.

Interactions with Other Potentially Interested Counterparties.    The LivePerson board of directors also considered that, from September 2025 to January 2026, the LivePerson board of directors conducted a comprehensive review of strategic alternatives to maximize shareholder value. As part of that process, LivePerson engaged in discussions with a variety of parties that initially expressed interest in a potential transaction and, in consultation with Lazard, subsequently contacted representatives of 66 potential counterparties and executed confidentiality agreements with 17 of those counterparties, and no potentially interested party other than SoundHound submitted an offer or indication of interest. The LivePerson board of directors believed that, given the outcome of its broad outreach and public and private strategic review process, it was unlikely that an alternative bidder would consummate a transaction on superior terms and provide LivePerson stockholders with more valuable consideration than provided in connection with the Mergers.

Negotiation Process.    The LivePerson board of directors considered the fact that the terms of the Mergers, including the merger consideration, were the result of robust, arm’s length negotiations conducted by LivePerson at the direction of the LivePerson board of directors, and with the assistance of independent financial advisors and outside legal counsel. The LivePerson board of directors believed that the merger consideration represented the best value that LivePerson could reasonably obtain from SoundHound for the shares of LivePerson Common Stock, taking into account (i) SoundHound’s statements, including that the value of the merger consideration payable under the final terms of the Original Merger Agreement and the Notes Restructuring Agreement was SoundHound’s final offer following due diligence and assessment of business strength, and, in the case of the amendment and restatement of the Original

Merger Agreement, the amount of $7.5 million was the maximum amount of cash consideration that SoundHound was willing to pay to holders of TASE Shares; (ii) the LivePerson board of directors’ assessment, after consultation with its financial advisors, that other parties did not have any interest in acquiring LivePerson at a higher price or on terms that would be acceptable to the Secured Holders, which acceptance would be required to facilitate an acquisition of LivePerson; and (iii) the LivePerson board of directors’ familiarity with the business, operations, prospects, business strategy, assets, liabilities, and general financial condition of LivePerson on a historical and prospective basis and its assessment of associated risks, including execution risks with respect to LivePerson’s business plan and growth targets. The LivePerson board of directors believed, after consultation with representatives of Lazard, that further negotiations would have created a risk of causing SoundHound to abandon the proposed transaction altogether or materially delaying the entry into definitive transaction agreements with respect to the proposed transaction, that it was unlikely that any other potential acquiror would be willing and able to acquire LivePerson at a price in excess of the merger consideration, even if LivePerson were to conduct additional outreach, and that it was unlikely that any other potential counterparties would be willing and able to consummate a transaction with LivePerson that the LivePerson of directors would view as more value-maximizing for LivePerson stockholders than the Mergers.

Support of the Holders of LivePerson’s Secured Debt.    The LivePerson board of directors considered the fact that, under the Notes Restructuring Agreement, the Secured Holders agreed to exchange their notes for SoundHound shares at a value reflecting a substantial discount to the aggregate par value, accrued interest, and applicable make-whole and redemption premia that they would otherwise be contractually entitled to receive at closing under the terms of their notes — representing a significant economic concession made by such holders in order to facilitate a transaction with SoundHound that preserves value for LivePerson stockholders. Given LivePerson’s valuation and substantial debt, no strategic transaction that allows LivePerson stockholders to receive any value for their shares may have been possible without such material noteholder concessions.

Opinion of LivePerson’s Financial Advisor.    The LivePerson board of directors considered the oral opinion of Houlihan Lokey, subsequently confirmed in Houlihan Lokey’s written opinion dated April 21, 2026, to the LivePerson board of directors, as to, as of such date, the fairness, from a financial point of view, to the holders of LivePerson Common Stock (solely in their capacity as holders of LivePerson Common Stock) of the consideration to be received by such holders for their shares of LivePerson Common Stock in the Merger pursuant to the Original Merger Agreement, which opinion was based on and subject to various assumptions made, procedures followed, qualifications, limitations, conditions and other matters considered, as more fully described below in the section titled “— Opinion of LivePerson’s Financial Advisor.” Although Houlihan Lokey’s opinion was not updated in connection with the amendment and restatement of the Original Merger Agreement, the LivePerson board of directors also considered such opinion of Houlihan Lokey and the relevance thereof in connection with the amendment and restatement of the Original Merger Agreement, including the fact that the Merger Agreement did not change or modify the terms of the Original Merger Agreement relating to the determination of the Per Share Merger Consideration, and that, unless LivePerson stockholders elect to transfer shares to the TASECH between the date of the Merger Agreement and the Second Effective Time and/or the SoundHound Closing VWAP Stock Price is significantly higher than $12.00 per share, the value of the Per Share Cash Merger Consideration would be substantially equivalent to the value of the Per Share Merger Consideration.

Timing and Likelihood of Completion.    The LivePerson board of directors considered the timing and likelihood that the Mergers would be consummated based upon, among other things:

•        the fact that the terms and conditions of the Merger Agreement as compared to the Original Merger Agreement, including the payment of the Per Share Cash Merger Consideration to the holders of the TASE Shares as contemplated by the Merger Agreement, would allow for the transactions to proceed to a potential closing on a more timely basis than would have otherwise been possible under the terms of the Original Merger Agreement;

•        the limited conditions to SoundHound’s obligation to consummate the Mergers as provided in the Merger Agreement;

•        the absence of anticipated substantive issues in connection with obtaining required regulatory clearances in certain jurisdictions; and

•        the business, reputation, capabilities and financial condition of SoundHound.

Other Terms of the Merger Agreement.    The LivePerson board of directors reviewed and considered the terms of the Merger Agreement, taken as a whole, including:

•        the ability of the LivePerson board of directors to furnish information to, and conduct negotiations with, third parties in certain circumstances, and to terminate the Merger Agreement to accept a Superior Proposal upon payment of a termination fee of $5 million plus reimbursement of SoundHound’s transaction expenses, under the circumstances specified in the Merger Agreement;

•        the parties’ representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated; and

•        that the terms of the Merger Agreement provide LivePerson with sufficient operating flexibility to conduct its business in the ordinary course until the earlier of the consummation of the Mergers or the termination of the Merger Agreement.

The LivePerson board of directors also considered a number of uncertainties, risks and factors it deemed generally negative or unfavorable in making its determination, approval and related recommendation, including the following (not necessarily in order of relative importance):

Potential Reduction of Closing Merger Consideration.    The risks that:

•        the price per share of the SoundHound Common Stock prior to closing and utilized for the determination of the merger consideration falls outside of the collar provision applicable to the SoundHound Closing Stock Price and the LivePerson Stockholders either receive fewer shares of SoundHound Common Stock as consideration than they would otherwise be entitled to in the absence of the collar or do not benefit from increases in the price per share of the SoundHound Common Stock to which they would otherwise be entitled in the absence of the collar, and that the application of the collar (together with the application of the $7.5 million cap) could result in the value of the Per Share Merger Consideration being greater, on a per share basis, than the value of the Per Share Cash Merger Consideration; and/or

•        LivePerson’s cash and cash equivalents on its balance sheet at the pre-closing testing date may be less than the required minimum cash requirement set forth in the Merger Agreement, which will reduce the merger consideration payable to the LivePerson stockholders.

No Appraisal Rights.    The fact that LivePerson stockholders, other than certain holders of TASE Shares that are Dissenting Shares, will not be entitled to appraisal or dissenters’ rights in connection with the Mergers.

Interim Operating Covenants.    The restrictions placed on the conduct of LivePerson’s business prior to the completion of the Mergers pursuant to the terms of the Merger Agreement, which, despite providing sufficient flexibility for LivePerson to operate its business in the ordinary course, could delay or prevent LivePerson from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the LivePerson absent the pending completion of the Mergers;

Risks Associated with the Pendency of the Mergers.    The risks and contingencies relating to the announcement and pendency of the Mergers (including the likelihood of litigation or other opposition brought by or on behalf of LivePerson stockholders or SoundHound stockholders challenging the Mergers and the other transactions contemplated by the Merger Agreement) and the risks and costs to LivePerson if the Mergers are not completed in a timely manner or if the Mergers do not close at all, including potential employee attrition, the impact on LivePerson’s relationships with third parties, the potential payment of a termination fee and the effect termination of the Merger Agreement may have on the trading price of LivePerson Common Stock and LivePerson’s operating results;

Opportunity to Receive Acquisition Proposals and Inability to Terminate the Mergers in Order to Accept a Superior Proposal; Termination Fees; Expense Reimbursement.    The LivePerson board of directors considered the possibility that a third party may be willing to enter into a strategic combination with LivePerson on terms more favorable than the Mergers. In connection therewith, the LivePerson board of directors considered the terms of the Merger Agreement relating to no-shop covenants and termination fee and expense reimbursement obligations and the potential that such provisions might deter alternative bidders that might have been willing to submit an Acquisition Proposal. The LivePerson board of directors also considered that, under specified circumstances, LivePerson may be required to pay a termination fee or expenses in the event the Merger Agreement is terminated and the effect this could have on LivePerson, including:

•        the possibility that the termination fee and expense reimbursement obligations could discourage other potential parties from making an Acquisition Proposal, although the LivePerson board of directors believed that the termination fee and expense reimbursement obligation was reasonable in amount and would not unduly deter any other party that might be interested in making an Acquisition Proposal;

•        the possibility that the Merger Agreement could be terminated, and the termination fee and expense reimbursement obligations could be payable by LivePerson, due to termination of the Notes Restructuring Agreement as a result of breaches by other parties thereto, which is outside of LivePerson’s control; and

•        if the Mergers are not consummated, LivePerson will generally be obligated to pay its own expenses incident to preparing for and entering into and carrying out its obligations under the Merger Agreement and the transactions contemplated by the Merger Agreement.

Regulatory Approval.    The LivePerson board of directors considered that the Mergers and the related transactions require regulatory approval to complete such transactions and the risk that the applicable governmental entities may seek to impose unfavorable terms or conditions, or otherwise fail to grant, such approval;

Interests of Certain LivePerson Directors and Executive Officers and Other Concerns Related to Conflicts or the Potential Appearance of Conflicts.    The LivePerson board of directors considered that LivePerson’s directors and executive officers may have interests in the Mergers that may be different from, or in addition to, those of LivePerson stockholders. For more information about such interests, see the section titled “— Interests of LivePerson’s Directors and Executive Officers in the Mergers”;

Merger Costs.    The LivePerson board of directors considered the costs associated with the completion of the Mergers, including LivePerson management’s time and energy and potential opportunity cost that will be incurred by the combined company as a result of the Mergers;

Trading Price.    The trading price of LivePerson Common Stock could be materially and adversely affected, including to an extent such that LivePerson Common Stock could be delisted from the Nasdaq Global Select Market; and

Other Risks.    The LivePerson board of directors considered risks of the type and nature described under the sections titled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 16 and “Risk Factors” beginning on page 20.

The LivePerson board of directors believed that, overall, the potential benefits of the Mergers to LivePerson stockholders outweighed the risks and uncertainties of the Mergers.

The foregoing discussion of factors considered by the LivePerson board of directors is not intended to be exhaustive but includes the material factors considered by the LivePerson board of directors. In light of the variety of factors considered in connection with its evaluation of the Mergers, the LivePerson board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the LivePerson board of directors applied his or her own personal business judgment to the process and may have given different weight to different factors. The LivePerson board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The LivePerson board of directors based its recommendation on the totality of the information presented.

Opinion of LivePerson’s Financial Advisor

On April 21, 2026, Houlihan Lokey orally rendered its opinion to the LivePerson board of directors (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the LivePerson board of directors dated April 21, 2026) to the effect that, as of such date, and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth in its written opinion, the Per Share Merger Consideration to be received by the holders of LivePerson Common Stock for their shares of LivePerson Common Stock in the merger contemplated by the Original Merger Agreement (the “original merger proposal”) was fair, from a financial point of view, to such holders (solely in their capacity as holders of LivePerson Common Stock).

Houlihan Lokey’s opinion was furnished for the use of the LivePerson board of directors (in its capacity as such), and only addressed the fairness, from a financial point of view, to the holders of LivePerson Common Stock (solely in their capacity as holders of LivePerson Common Stock) of the Per Share Merger Consideration to be received by such holders for their shares of LivePerson Common Stock in the original merger proposal pursuant to the Original Merger Agreement and did not address any other aspect or implication of the original merger proposal or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex B to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the LivePerson board of directors, any security holder or any other person as to how to act or vote with respect to any matter relating to the Mergers or otherwise. Houlihan Lokey’s opinion was not updated in connection with the amendment and restatement of the Original Merger Agreement and does not address any aspect or implication thereof.

In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

•        reviewed a draft, dated April 21, 2026, of the Original Merger Agreement;

•        reviewed certain publicly available business and financial information relating to LivePerson and SoundHound that Houlihan Lokey deemed to be relevant;

•        reviewed certain information relating to the historical, current and future operations, financial condition and prospects of LivePerson made available to Houlihan Lokey by LivePerson, including financial projections prepared by the management of LivePerson relating to LivePerson through the year ending December 31, 2029 (the “Projections”);

•        spoke with certain members of the management of LivePerson and certain of LivePerson’s representatives and advisors regarding the respective businesses, operations, financial condition and prospects of LivePerson and SoundHound, the original merger proposal and related matters;

•        compared the financial and operating performance of LivePerson with that of other companies with publicly traded equity securities that Houlihan Lokey deemed to be relevant;

•        reviewed the current and historical market prices and trading volume for certain of LivePerson’s and SoundHound’s publicly traded equity securities and the current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

•        conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. As the LivePerson board of directors was aware, Houlihan Lokey was not provided with access to the management of SoundHound. Houlihan Lokey, at the direction of the LivePerson board of directors, assumed that, were they to have had access to such management, any information received from such management would not have affected or changed its opinion. Houlihan Lokey also understood that financial projections relating to the future financial performance of SoundHound prepared by the management of SoundHound or the management of LivePerson were not available. Houlihan Lokey did not perform, rely upon or take into account any valuation of SoundHound or any assets or securities thereof for purposes of evaluating the Per Share Merger Consideration or otherwise. Accordingly, Houlihan Lokey assumed, at the direction of the LivePerson board of directors, that then-recent trading prices of SoundHound Common Stock provided a reasonable basis on which to evaluate SoundHound and the SoundHound Common Stock for purposes of its opinion. In addition, Houlihan Lokey assumed, at the direction of the LivePerson board of directors, that the SoundHound Common Stock and the Class B common stock, par value $0.0001 per share, of SoundHound have equivalent value per share, notwithstanding the different voting rights and other non-financial terms of such shares that could impact their value. Management of LivePerson advised Houlihan Lokey, and, at the direction of the LivePerson board of directors, Houlihan Lokey assumed, that the Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of LivePerson and the other matters covered thereby. At the direction of the LivePerson board of directors, Houlihan Lokey assumed that the Projections provided a reasonable basis on which to evaluate LivePerson and the original merger proposal and Houlihan Lokey, at the direction of the LivePerson board of directors, used and relied upon the Projections for purposes of its analyses and opinion. Houlihan Lokey expressed no view or opinion with respect to the Projections or the assumptions on which they were based. In addition, management of LivePerson advised Houlihan Lokey that they expected the LivePerson Shortfall Cash would be $0, and Houlihan Lokey, at the direction of the LivePerson board of directors, assumed the LivePerson Shortfall Cash would be $0. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of LivePerson or SoundHound since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey also relied upon, without independent verification, the assessments of the management of LivePerson as to the existing and future relationships, agreements and arrangements with, and LivePerson’s and SoundHound’s ability to attract and retain, key customers, distributors, vendors and other commercial relationships, and employees of LivePerson and SoundHound. Houlihan Lokey further relied upon, without independent verification, the assessments of the management of LivePerson as to LivePerson’s and SoundHound’s existing and future technology, products, product candidates, services and intellectual property and the validity of, and risks associated with, such technology, products, product candidates, services and intellectual property (including, without limitation, the validity and life of patents or other intellectual property, the timing and probability of successful testing, development and commercialization of such technology, products, product candidates and services, the approval thereof by appropriate governmental authorities, and the potential impact of competition), and Houlihan Lokey assumed, at the direction of the LivePerson board of directors, that there would be no developments with respect to any such matters that in any respect would affect Houlihan Lokey’s analyses or its opinion. In addition, Houlihan Lokey relied upon, without independent verification, the assessment of the management of LivePerson as to the ability of the managements of LivePerson and SoundHound to integrate the businesses of LivePerson and SoundHound, and Houlihan Lokey assumed, at the direction of the LivePerson board of directors, that there would be no developments with respect to any such matters that would affect Houlihan Lokey’s analyses or its opinion.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Original Merger Agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the Original Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the original merger proposal and the Notes Restructuring Transactions would be satisfied without waiver thereof, and (d) the original merger proposal and the Notes Restructuring Transactions would be consummated in a timely manner in accordance with the terms described in the Original Merger Agreement and the Notes Restructuring Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the original merger proposal and the Notes Restructuring Transactions would be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the original merger proposal and the Notes Restructuring Transaction would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of LivePerson or SoundHound, or otherwise have an effect on the original merger proposal, the Notes Restructuring Transactions, LivePerson or SoundHound or any expected benefits of the original merger proposal or the Notes Restructuring Transactions that would be material to Houlihan Lokey’s analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Original Merger Agreement would not differ in any respect from the draft of the Original Merger Agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of LivePerson, SoundHound or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which LivePerson or SoundHound was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which LivePerson or SoundHound was or may have been a party or was or may have been subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the original merger proposal, the Notes Restructuring Transactions, any related transaction, the securities, assets, businesses or operations of LivePerson, SoundHound or any other party, or any alternatives to the original merger proposal, the Notes Restructuring Transactions or any related transaction, (b) negotiate the terms of the original merger proposal, the Notes Restructuring Transactions or any related transaction, or (c) advise the LivePerson board of directors, LivePerson or any other party with respect to alternatives to the original merger proposal, the Notes Restructuring Transactions or any related transaction. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. As the LivePerson board of directors was aware, the credit, financial and stock markets were experiencing unusual volatility at the time Houlihan rendered its opinion, and Houlihan Lokey expressed no opinion or view as to any potential effects of such volatility on LivePerson, SoundHound, the Per Share Merger Consideration, the original merger proposal, the Notes Restructuring Transactions or any related transaction, and Houlihan Lokey’s opinion did not purport to address potential developments in any such markets. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Houlihan Lokey did not express any view or opinion as to what the value of SoundHound Common Stock actually would be when issued in the original merger proposal or the price or range of prices at which LivePerson Common Stock or SoundHound Common Stock may be purchased or sold, or otherwise be transferable, at any time. Houlihan Lokey assumed that the SoundHound Common Stock to be issued in the original merger proposal to holders of LivePerson Common Stock would be listed on Nasdaq.

Houlihan Lokey’s opinion was furnished for the use of the LivePerson board of directors (in its capacity as such) in connection with its evaluation of the original merger proposal and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey has consented to the inclusion of its opinion in this proxy statement/prospectus. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the LivePerson board of directors, any security holder of LivePerson or any other party as to how to act or vote with respect to any matter relating to the Mergers, the Notes Restructuring Transactions or any related transaction or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the LivePerson board of directors, LivePerson, its security holders or any other party to proceed with or effect the original merger proposal, the Notes Restructuring Transactions or any related transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the original merger proposal or otherwise (other than the Per Share Merger Consideration to the extent expressly specified in its opinion), including, without limitation, the Notes Restructuring Transaction or any related transaction, (iii) the fairness of any portion or aspect of the original merger proposal to the holders of any class of securities, creditors or other constituencies of LivePerson, or to any other party (except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey’s opinion), including without limitation, the holders of the Secured Notes, holders of the 2026 Notes and their respective affiliates, (iv) the relative merits of the original merger proposal, the Notes Restructuring Transactions or any related transaction as compared to any alternative business strategies or transactions that might have been available for LivePerson or any other party, (v) the fairness of any portion or aspect of the original merger proposal, the Notes Restructuring Transactions or any related transaction to any one class or group of LivePerson’s or any other party’s security holders or other constituents vis-à-vis any other class or group of LivePerson’s or such other party’s security holders or other constituents, including, without limitation, (a) the fairness of the Per Share Merger Consideration to be received by the holders of LivePerson Common Stock relative to the Notes Restructuring Consideration to be received by the LivePerson Noteholders or amounts received by holders of the 2026 Notes to repurchase such notes, or vice versa, (b) the allocation of the Per Share Merger Consideration, the Notes Restructuring Consideration or any amounts paid to repurchase the 2026 Notes as among the holders of LivePerson Common Stock, the LivePerson Noteholders and holders of the 2026 Notes, and (c) the allocation of the Per Share Merger Consideration among the holders of LivePerson

Common Stock, (vi) whether or not LivePerson, SoundHound, their respective security holders or any other party is receiving or paying reasonably equivalent value in the original merger proposal, the Notes Restructuring Transactions or any related transaction, (vii) the solvency, creditworthiness or fair value of LivePerson, SoundHound or any other participant in the original merger proposal, the Notes Restructuring Transactions or any related transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the original merger proposal, the Notes Restructuring Transactions or any related transaction, any class of such persons or any other party, relative to the Per Share Merger Consideration or otherwise. Furthermore, Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the LivePerson board of directors, on the assessments by the LivePerson board of directors, LivePerson and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to LivePerson, SoundHound, the original merger proposal, the Notes Restructuring Transactions or any related transaction or otherwise.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company used in Houlihan Lokey’s analyses for comparative purposes is identical to LivePerson and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Projections and the implied value reference ranges indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of LivePerson and SoundHound. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion in respect of the original merger proposal was only one of many factors considered by the LivePerson board of directors in evaluating the Mergers. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Per Share Merger Consideration or of the views of the LivePerson board of directors or LivePerson management with respect to the original merger proposal or the Per Share Merger Consideration. Under the terms of its engagement by LivePerson, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the original merger proposal or otherwise, should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary duty to, or agency relationships with, the LivePerson board of directors, LivePerson, SoundHound, any security holder or creditor of LivePerson or SoundHound or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the Mergers were determined through negotiation between LivePerson and SoundHound, and the decision to enter into the Original Merger Agreement and the Merger Agreement was solely that of the LivePerson board of directors.

Material Financial Analyses

In preparing its opinion to the LivePerson board of directors, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the LivePerson board of directors on April 21, 2026. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including enterprise value, which generally is the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

Unless the context indicates otherwise, share prices used in the selected companies’ analysis described below were based on the closing price of the common stock of the selected companies listed below as of April 20, 2026. The estimates of the future financial performance of LivePerson relied upon for the financial analyses described below were based on the Projections. The estimates of the future financial performance of the selected companies listed below were based on publicly available research analyst estimates for those companies.

Selected Companies Analysis.    Houlihan Lokey reviewed certain financial data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•        Enterprise value as a multiple of estimated total revenue for the calendar year ending December 31, 2026 (“CY 2026E Revenue”); and

•        Enterprise value as a multiple of estimated total revenue for the calendar year ending December 31, 2027 (“CY 2027E Revenue”).

The selected companies and resulting high, mean, median and low financial data were:

•        Bandwidth Inc.

•        Five9, Inc.

•        LINK Mobility Group Holding ASA

•        NICE Ltd.

•        RingCentral, Inc.

•        Sangoma Technologies Corporation

•        Sprinklr, Inc.

•        8x8, Inc.

	Enterprise Value/CY 2026E Revenue	Enterprise Value/CY 2027E Revenue
High	1.95x	1.81x
Mean	1.23x	1.16x
Median	1.10x	1.02x
Low	0.74x	0.73x

Taking into account the results of the selected companies’ analysis, Houlihan Lokey applied a selected multiple range of 0.75x to 1.25x to LivePerson’s CY 2026E Revenue and CY 2027E Revenue. The selected companies’ analysis indicated implied enterprise value reference ranges for LivePerson of $152.8 million to $254.6 million based on the selected range of multiples of LivePerson’s CY 2026E Revenue and $137.6 million to $229.3 million based on the selected range of multiples of LivePerson’s CY 2027E Revenue. After adding LivePerson’s cash and cash equivalents of $101.5 million and deducting LivePerson’s total debt of $367.8 million (each as provided by LivePerson management), the selected companies analysis indicated a de minimis implied total equity value for LivePerson based on the selected range of multiples of LivePerson’s CY 2026E Revenue and CY 2027E Revenue.

Discounted Cash Flow Analysis.    Houlihan Lokey performed a discounted cash flow analysis of LivePerson based on the Projections. Houlihan Lokey applied a range of terminal value multiples of 1.25x to 1.75x to LivePerson’s estimated total revenue for the calendar year ending December 31, 2029, and discount rates ranging from 14.0% to 15.0%. The discounted cash flow analysis indicated an implied enterprise value reference range for LivePerson of $120.5 million to $188.1 million. After adding LivePerson’s cash and cash equivalents of $101.5 million and deducting LivePerson’s total debt of $367.8 million (each as provided by LivePerson management), the discounted cash flow analysis indicated a de minimis implied total equity value for LivePerson.

Other Matters

Houlihan Lokey was engaged by the LivePerson board of directors to render an opinion to the LivePerson board of directors as to the fairness, from a financial point of view, to the holders of LivePerson Common Stock (solely in their capacity as holders of LivePerson Common Stock) of the Per Share Merger Consideration to be received by such holders for their shares of LivePerson Common Stock in the original merger proposal pursuant to the Original Merger Agreement. The LivePerson board of directors engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes. Pursuant to its engagement by the LivePerson board of directors, Houlihan Lokey became entitled to a fee of $1,500,000, of which $150,000 became payable upon its retention by the LivePerson board, $150,000 became payable on April 6, 2026 upon notice from LivePerson that Houlihan Lokey should continue to proceed in its work, and the remainder became payable to Houlihan Lokey upon the delivery of its opinion. Houlihan Lokey will not become entitled to any additional or separate fees upon the consummation of the Mergers. LivePerson has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, LivePerson, SoundHound, or any other party that may be involved in the Mergers, the Notes Restructuring Transaction or any related transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Mergers, the Notes Restructuring Transaction or any related transaction.

Houlihan Lokey in the past acted as financial advisor to a group of then-holders of the 2026 Notes in connection with LivePerson’s deleveraging transaction, which closed in September 2025, for which Houlihan Lokey and its affiliates received aggregate compensation of approximately $3,000,000. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to LivePerson, SoundHound, other participants in the Mergers, the Notes Restructuring Transactions or any related transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to LivePerson, SoundHound, or other participants in the Mergers, the Notes Restructuring Transactions or any related transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

LivePerson Unaudited Forecasted Financial Information

LivePerson does not, as a matter of course, publicly disclose long term projections as to future performance, operating income or other financial results. However, LivePerson’s management prepared the Projections that were utilized in connection with the Mergers. The Projections are included in this proxy statement/prospectus only because (1) the Projections were made available to SoundHound in connection with SoundHound’s due diligence review of LivePerson; (2) the Projections were made available to the LivePerson board of directors in connection with its consideration of the Mergers; and (3) the Projections were also made available to Houlihan Lokey, LivePerson’s financial advisor, who was authorized and directed to use and rely upon the Projections for purposes of its analyses and opinion to the LivePerson board of directors, as more fully described below under the section titled “The Mergers — Opinion of LivePerson’s Financial Advisor” beginning on page 61. The Projections are not included in this proxy statement/prospectus to influence any stockholder to make any investment decision with respect to the Mergers.

The Projections are forward-looking statements. In the view of LivePerson’s management, the information in the Projections was prepared on a reasonable basis and reflected the best estimates and judgments available to LivePerson’s management at the time. However, this information should not be relied upon as being necessarily indicative of future results. The Projections are subject to many risks and uncertainties that could cause actual results to differ materially from the results forecasted in the Projections, including, but not limited to, the risk that the proposed transaction may not be completed on a timely basis, or at all, that LivePerson may be adversely affected by other economic, business and/or competitive factors, some of which may be outside of LivePerson’s control, and risks related to LivePerson’s financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. Important factors that may affect actual results and cause the Projections to materially differ include, but are not limited to, the risks and uncertainties described herein and those described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 16 and “Risk Factors” beginning on page 20 and in the section titled “Risk Factors” in LivePerson’s annual report for the year ended December 31, 2025 and in LivePerson’s subsequent quarterly reports on Form 10-Q. There can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than forecast. In addition, the Projections will be affected by LivePerson’s ability to achieve strategic goals, objectives and targets over the applicable periods. The Projections cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. The Projections cover a number of years and such information by its nature becomes less reliable with each successive year. The Projections were prepared on a standalone basis without giving effect to the Mergers. Furthermore, the Projections do not take into account the effect of any failure of the Mergers to be completed and should not be viewed as accurate or continuing in that context.

The Projections were not prepared with a view toward public disclosure. The inclusion of the Projections should not be regarded as an indication that LivePerson, Houlihan Lokey, any of their respective affiliates, officers, directors, advisors or other representatives or anyone who received this information then considered, or now considers, them a reliable prediction of future events, and this information should not be relied upon as such. The inclusion of the Projections herein should not be deemed an admission or representation by LivePerson that it views such Projections as material information. The inclusion of the Projections in this proxy statement/prospectus should not be regarded as an indication that the Projections will necessarily be predictive of actual future events given the inherent risks and uncertainties associated with such long-range forecasts.

No representation is made by LivePerson or any other person regarding the Projections or LivePerson’s ultimate performance compared to such information. The Projections should be evaluated in conjunction with the historical financial statements and other information about LivePerson contained in its public filings with the SEC. For additional information, see the section titled “Where You Can Find More Information” beginning on page 124. In light of the foregoing factors, and the uncertainties inherent in the Projections, LivePerson stockholders are cautioned not to place undue, if any, reliance on the Projections.

The Projections included in this document have been prepared by, and are solely the responsibility of, LivePerson’s management. Neither LivePerson’s independent auditor, BDO USA, P.C., nor any other independent accountant has compiled, examined or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Projections. The report of BDO USA, P.C. incorporated by reference relates solely to LivePerson’s previously issued audited financial statements. It does not extend to the Projections and should not be read to do so.

Some of the Projections are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with the published guidelines of the SEC regarding projections or accounting principles generally accepted in the United States (“GAAP”). These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The financial measures included in the Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measure were not provided to or relied upon by the board of directors of LivePerson or Houlihan Lokey.

The following table presents a summary of the Projections (in millions):

	Projected Calendar Year Ending December 31,
	2026E(1)	2027E	2028E	2029E
Total Revenue	$149.5	$183.4	$189.4	$205.1
Cost of Goods Sold	(44.5)	(51.4)	(50.2)	(51.3)
Sales & Marketing Expense	(46.1)	(59.6)	(59.3)	(61.5)
Research & Development Expenses	(35.6)	(45.5)	(45.6)	(44.6)
General & Administrative Expenses	(19.7)	(24.7)	(23.2)	(24.0)
Adjusted EBITDA(2)	$3.6	$2.3	$11.2	$23.6
Depreciation and Amortization	(17.7)	(23.6)	(23.9)	(25.8)
Stock-Based Compensation	(9.0)	(12.0)	(11.9)	(12.9)
Adjusted EBIT(3)	$(23.1)	$(33.3)	$(24.6)	$(15.1)
Taxes	0.0	0.0	0.0	0.0
Unlevered Earnings(4)	$(23.1)	$(33.3)	$(24.6)	$(15.1)
Depreciation & Amortization	17.7	23.6	23.9	25.8
Capital Expenditures	(6.0)	(6.5)	(6.5)	(6.5)
(Inc.)/Dec. in Net Working Capital	(3.9)	(2.7)	0.8	2.1
Unlevered Free Cash Flows(5)	$(15.4)	$(18.9)	$(6.5)	$6.3

____________

(1)      Represents a nine-month period based on projected cash flows provided by LivePerson management for April 1, 2026 through December 31, 2026 and 75% of projected depreciation and amortization expense, stock-based compensation expense, and (increase)/decrease in net working capital, each as estimated by LivePerson management for the calendar year 2026.

(2)      Adjusted EBITDA, a non-GAAP financial measure, refers to earnings before interest, taxes, depreciation and amortization, and stock-based compensation expenses.

(3)      Adjusted EBIT, a non-GAAP financial measure, refers to earnings before interest and taxes.

(4)      Unlevered Earnings, a non-GAAP financial measure, is calculated as Adjusted EBIT, subtracting for the impact of expected taxes.

(5)      Unlevered Free Cash Flows, a non-GAAP financial measure, is calculated as Unlevered Earnings, adjusted to include the net impact of depreciation and amortization, capital expenditures and changes in net working capital.

Closing and Effective Times of the Mergers

The Closing will take place at 9:00 a.m., New York City time, as soon as practicable (and in any event, within five (5) business days) after satisfaction or, to the extent permitted under applicable law and the terms of the Merger Agreement, waiver, of all the applicable conditions to the completion of the Mergers set forth in the Merger Agreement (other than any such conditions that by their nature are to be satisfied on the Closing Date, but subject to the fulfillment or waiver of those conditions at the Closing), or at such other time and place as the parties shall agree in writing. For more information on the conditions to the completion of the Mergers, please see the section entitled “The Merger Agreement — Conditions to the Completion of the Mergers” beginning on page 93.

On the Closing Date, SoundHound, Merger Sub I and LivePerson will cause a certificate of merger for the First Merger to be executed and filed with the Secretary of State of the State of Delaware, and immediately thereafter, SoundHound, Merger Sub II and LivePerson will cause a certificate of merger for the Second Merger to be executed and filed with the Secretary of State of the State of Delaware, each in accordance with the relevant provisions of the DGCL, and will make all other filings or recordings required under the DGCL. Each of the First Merger and Second

Merger will become effective at the time the applicable certificate of merger has been duly filed with the Secretary of State of the State of Delaware, or at such other date and time as is agreed upon by the parties and specified in the certificate of merger in accordance with the DGCL (but, in any event, the Second Effective Time will occur at least one minute after the First Effective Time).

Regulatory Approvals

The completion of the Mergers is subject to the receipt of foreign investment approvals in Bulgaria, Canada, Italy, Germany, and the United Kingdom. For additional information regarding regulatory approvals in connection with the Mergers, see the section entitled “The Merger Agreement — Regulatory Approvals” beginning on page 89.

SoundHound and LivePerson submitted the foreign investment approval filings to the relevant regulatory authorities as follows: (i) on May 11, 2026, in the United Kingdom and Canada; (ii) on May 19, 2026, in Germany; and (iii) on May 21, 2026, in Bulgaria and Italy. Clearance was received from (I) the relevant Italian regulatory authority on June 25, 2026, (II) the relevant Canadian regulatory authority on June 25, 2026, (III) the relevant German regulatory authority on June 29, 2026, and (IV) the relevant United Kingdom regulatory authority on July 1, 2026.

At any time before or after the receipt of the foreign investment approvals, the regulatory authorities in the applicable jurisdictions can take action under the applicable regulatory laws, including, without limitation, seeking to enjoin the completion of the Mergers or permitting the completion of the Mergers subject to regulatory conditions or other remedies. There can be no assurance that such regulatory authorities will not impose conditions on the completion of the Mergers or require changes to the terms of the transaction. Private parties may also seek to take legal action under the regulatory laws under some circumstances. There can be no assurance that a challenge to the Mergers on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Appraisal Rights in the Mergers

Under Delaware law, appraisal rights are not available for the shares of any class or series of stock if the shares of the class or series are listed on a national securities exchange or held of record by more than 2,000 holders on the record date, unless the stockholders are required receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts or any combination of the foregoing. Accordingly, if the Second Merger is completed, holders of record and beneficial owners of shares LivePerson Common Stock held or beneficially owned through the TASECH who (i) do not vote in favor of the merger proposal, (ii) properly demand appraisal of such shares, (iii) continuously hold or beneficially own shares through the TASECH from the date of making the demand through the Second Effective Time, (iv) otherwise comply with the procedures of Section 262, and (v) do not withdraw their demands or otherwise lose their rights of appraisal will be entitled to seek appraisal of their TASE Shares in connection with the Second Merger.

Given that the holders and beneficial owners of shares of LivePerson Common Stock that are not TASE Shares will only be entitled to receive shares of SoundHound Common Stock as a result of the First Merger (other than cash in lieu of fractional shares) and such persons will neither be required nor have the right to receive cash for their shares of LivePerson Common Stock (other than cash in lieu of fractional shares), stockholders and beneficial owners of LivePerson Common Stock (other than holders of TASE Shares who validly demand and do not subsequently withdraw or lose their rights to appraisal) will not be entitled to appraisal rights with respect to the shares of LivePerson Common Stock they hold in connection with the Mergers.

Holders and beneficial owners of TASE Shares who elect to exercise appraisal rights in respect of such shares must not vote in favor of the merger agreement and must comply with the strict procedures set forth in Section 262, the full text of which appears in Annex C of this proxy statement/prospectus, or may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262, in order to demand and perfect any such rights. Failure to comply with such procedures may result in termination or waiver of any applicable appraisal rights, should a court determine that such rights are available. For a summary of the material provisions of Section 262, see the section entitled “Appraisal Rights” beginning on page 116.

Due to the complexity of the appraisal process and the procedures to be followed to properly demand and perfect appraisal rights, if you hold or beneficially own TASE Shares and are considering exercising your appraisal rights, we encourage you to seek the advice of your own legal counsel. Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of your appraisal rights.

Accounting Treatment

SoundHound and LivePerson prepare their respective financial statements in accordance with GAAP. The Mergers will be accounted for as a business combination using the acquisition method with SoundHound as the accounting acquirer in accordance with ASC Topic 805, Business Combinations. Under this method of accounting, the aggregate merger consideration will be allocated to LivePerson’s assets acquired and liabilities assumed based upon their estimated fair values upon the closing date of the Mergers. The process of valuing the net assets of LivePerson immediately prior to the Mergers, as well as evaluating accounting policies for conformity, is preliminary. Any differences between the estimated fair value of the consideration transferred and the estimated fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Accordingly, the aggregate merger consideration allocation and related adjustments reflected in the “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 126 and related notes included in this proxy statement/prospectus are preliminary and subject to revision based on a final determination of fair value.

Litigation Relating to the Mergers

Stockholders may file lawsuits challenging the Mergers, which may name LivePerson, SoundHound, members of the boards of directors of LivePerson or SoundHound, or others as defendants.

No assurance can be made as to the outcome of such lawsuits, including the amount of costs associated with defending claims or any other liabilities that may be incurred in connection with the litigation of any claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Mergers on the agreed-upon terms, such an injunction may delay the completion of the Mergers or may prevent the Mergers from being completed altogether.

Listing of SoundHound Common Stock; Delisting and Deregistration of LivePerson Common Stock

If the Mergers are completed, the shares of SoundHound Common Stock to be issued in the First Merger will be listed for trading on the Nasdaq Global Market, or such other Nasdaq market on which shares of SoundHound Common Stock are then listed, shares of LivePerson Common Stock will be delisted from Nasdaq and the TASE and deregistered under the Exchange Act, and LivePerson will no longer be required to file periodic reports with the SEC pursuant to the Exchange Act. Additionally, LivePerson provided notice to the TASE of its intention to delist LivePerson Common Stock on the TASE, effective on or about September 9, 2026, so if the Mergers are not consummated prior to such date, LivePerson Common Stock will be delisted from the TASE prior to closing of the Mergers.

ADVISORY VOTE ON NAMED EXECUTIVE OFFICER MERGER-RELATED COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that LivePerson provide LivePerson stockholders with the opportunity to cast a nonbinding, advisory vote on the compensation that may become payable to LivePerson’s named executive officers in connection with the Mergers, as disclosed in this proxy statement/prospectus, including as described in the section entitled “Interests of LivePerson’s Directors and Executive Officers in the Mergers” beginning on page 99. This vote is commonly referred to as a “say on golden parachute” vote. This non-binding, advisory proposal relates only to contractual obligations of LivePerson that may result in a payment to LivePerson’s named executive officers in connection with, or following, the consummation of the Mergers, and does not relate to any new compensation or other arrangements between LivePerson’s named executive officers and SoundHound. As such, this proposal applies only in the event that the Merger Agreement is approved and the Mergers are effected. Further, this proposal does not relate to any compensation arrangements that are or may become applicable to LivePerson’s directors or executive officers who are not named executive officers.

As an advisory vote, this proposal is not binding upon LivePerson or the LivePerson board of directors. Approval of this proposal is not a condition to completion of the Mergers, and this vote is separate from the other proposals at the special meeting. Accordingly, you may vote to approve such other proposals to be considered and vote not to approve the advisory (non-binding) proposal to approve certain compensation that may be paid or become payable to the named executive officers of LivePerson in connection with the Mergers, and vice versa.

To the extent that LivePerson is contractually obligated to pay the compensation, such compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the advisory vote. These payments are a part of LivePerson’s comprehensive executive compensation program and are intended to align LivePerson’s named executive officers’ interests with yours as stockholders by ensuring their continued retention and commitment during critical events such as the Mergers, which may create significant personal uncertainty for them.

The LivePerson board of directors recommends that LivePerson’s stockholders vote “FOR” the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to LivePerson’s named executive officers, in connection with the mergers, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in ‘Interests of LivePerson’s Directors and Executive Officers in the Mergers’ are hereby APPROVED.”

THE MERGER AGREEMENT

This section describes the material terms of the Amended and Restated Merger Agreement, dated July 2, 2026, which amended and restated in its entirety the Original Merger Agreement. The description of the Merger Agreement in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein in its entirety. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Mergers.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary are included solely to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about SoundHound, LivePerson, or any of their respective subsidiaries or affiliates contained in this proxy statement/prospectus or in SoundHound’s or LivePerson’s public reports filed with the SEC may supplement, update or modify the factual disclosures about SoundHound or LivePerson, as applicable, contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by SoundHound, LivePerson, Merger Sub I and Merger Sub II were made solely for the purposes of the Merger Agreement and as of specific dates and were qualified and subject to important limitations agreed to by SoundHound, LivePerson and Merger Sub in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to complete the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the disclosure schedule that LivePerson delivered to SoundHound in connection with the Merger Agreement, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since April 21, 2026 (the date of the Original Merger Agreement, which is the date as of which certain representations and warranties in the Merger Agreement are deemed to have been made) or July 2, 2026 (the date of the Merger Agreement, the date on which certain which certain representations and warranties in the Merger Agreement are deemed to have been made). You should not rely on the Merger Agreement representations, warranties, covenants or any descriptions thereof as characterizations of the actual state of facts of SoundHound, LivePerson, Merger Sub I and Merger Sub II or any of their respective subsidiaries or affiliates.

The Mergers

Upon the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, at the First Effective Time, Merger Sub I will merge with and into LivePerson, the separate corporate existence of Merger Sub I will cease and LivePerson will continue as the surviving corporation in the First Merger, as an indirect, wholly owned subsidiary of SoundHound.

At the First Effective Time, the First Merger, will have the effects set forth in the Merger Agreement and the applicable provisions of the DGCL and all of the property, rights, privileges, immunities, powers and franchises of each of LivePerson and Merger Sub I will vest in the surviving corporation, and all of the debts, liabilities and duties of each of LivePerson and Merger Sub will become the debts, liabilities and duties of the first surviving corporation.

Upon the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, at the Second Effective Time, Merger Sub II will merge with and into the first surviving corporation, the separate corporate existence of Merger Sub II will cease and the first surviving corporation will continue as the surviving corporation in the Second Merger, as an indirect, wholly owned subsidiary of SoundHound.

At the Second Effective Time, the Second Merger will have the effects set forth in the Merger Agreement and the applicable provisions of the DGCL and all of the property, rights, privileges, immunities, powers and franchises of each of the first surviving corporation and Merger Sub II will vest in the surviving corporation, and all of the debts, liabilities and duties of each of the first surviving corporation and Merger Sub II will become the debts, liabilities and duties of the surviving corporation.

Closing

The Closing will take place at 9:00 a.m., New York City time, as soon as practicable (and in any event, within five (5) business days) after satisfaction or, to the extent permitted under applicable law and the terms of the Merger Agreement, waiver, of all the applicable conditions to the completion of the Mergers set forth in the Merger Agreement (other than any such conditions that by their nature are to be satisfied on the Closing Date, but subject to the fulfillment or waiver of those conditions at the Closing), or at such other time and place as the parties shall agree in writing. For more information on the conditions to the completion of the Mergers, please see the section entitled “The Merger Agreement — Conditions to the Completion of the Mergers” beginning on page 93.

On the Closing Date, SoundHound, Merger Sub I and LivePerson will cause a certificate of merger for the First Merger to be executed and filed with the Secretary of State of the State of Delaware, and immediately thereafter, SoundHound, Merger Sub II and LivePerson will cause a certificate of merger for the Second Merger to be executed and filed with the Secretary of State of the State of Delaware, each in accordance with the relevant provisions of the DGCL, and will make all other filings or recordings required under the DGCL. Each of the First Merger and Second Merger will become effective at the time the applicable certificate of merger has been duly filed with the Secretary of State of the State of Delaware, or at such other date and time as is agreed upon by the parties and specified in the certificate of merger in accordance with the DGCL, but, in any event, the Second Effective Time shall take place at least one minute after the First Effective Time.

Effect of the Merger on Capital Stock; Merger Consideration

Subject to the terms and conditions of the Merger Agreement, at the First Effective Time, by virtue of the First Merger and without any action on the part of SoundHound, Merger Sub I, LivePerson, or any holder of any securities of SoundHound, Merger Sub I or LivePerson:

•        Each share of common stock of Merger Sub I issued and outstanding immediately prior to the First Effective Time will be converted into a number of shares of common stock of the first surviving corporation equal to the number of shares of LivePerson Common Stock cancelled pursuant to the following bullet (such shares, the “Merger Sub I Merger Shares”).

•        Each share of LivePerson Common Stock issued and outstanding immediately prior to the First Effective Time (other than Cancelled LivePerson Shares and TASE Shares) will be automatically converted into the right to receive the Per Share Merger Consideration.

•        All such shares of LivePerson Common Stock (other than Cancelled LivePerson Shares and TASE Shares), when so converted in accordance with the terms of the Merger Agreement, will cease to be outstanding and will automatically be cancelled and cease to exist and, each LivePerson stockholder holding such shares of LivePerson Common Stock will cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration (together with any dividends or other distributions paid with respect to such shares and any cash to be paid in lieu of any fractional shares of SoundHound Common Stock) in accordance with the Merger Agreement.

•        All Cancelled LivePerson Shares will automatically be cancelled and cease to exist, and no consideration will be delivered in exchange for such shares.

•        All TASE Shares issued and outstanding immediately prior to the First Effective Time will remain issued and outstanding.

•        Each warrant to purchase shares of LivePerson Common Stock will be automatically cancelled without any payment or consideration required to be made in respect thereof.

Subject to the terms and conditions of the Merger Agreement, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of SoundHound, Merger Sub II, LivePerson, or any holder of any securities of SoundHound, Merger Sub II or LivePerson:

•        Each TASE Share issued and outstanding immediately prior to the Second Effective Time (excluding Dissenting Shares) will be automatically converted into the right to receive the Per Share Cash Merger Consideration.

•        Each Merger Sub I Merger Share will automatically be cancelled for no consideration.

•        Each share of common stock of Merger Sub II issued and outstanding immediately prior to the Second Effective Time will be converted into one fully paid and nonassessable share of common stock of the surviving corporation.

If, prior to the First Effective Time or the Second Effective Time, SoundHound or LivePerson should split, subdivide, consolidate, combine or otherwise reclassify the SoundHound Common Stock or LivePerson Common Stock, as applicable, or pay a stock dividend or other stock distribution in SoundHound Common Stock or LivePerson Common Stock, as applicable, or otherwise change SoundHound Common Stock or LivePerson Common Stock, as applicable, into any other securities, or make any other such stock dividend or stock distribution, then any number or amount contained in the Merger Agreement which is based upon the price or the number or fraction of shares of SoundHound Common Stock or LivePerson Common Stock, as applicable, will be appropriately adjusted to proportionately reflect such split, combination, stock dividend or other stock distribution or change.

Treatment of LivePerson Equity Awards in the First Merger

LivePerson Options

At the First Effective Time, each In-the-Money Option held by any continuing service provider, whether or not then vested or exercisable, will be assumed by SoundHound and converted into an Assumed Option. Each such Assumed Option will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding In-the-Money Option immediately prior to the First Effective Time (including vesting and exercisability terms) except that, as of the First Effective Time, each such Assumed Option will constitute an option to acquire that number of whole shares of SoundHound Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of LivePerson Common Stock subject to the corresponding In-the-Money Option multiplied by (ii) the Per Share Merger Consideration, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (a) the exercise price per share of the corresponding In-the-Money Option by (b) the Per Share Merger Consideration.

At the First Effective Time, each outstanding and unexercised In-the-Money Option that is not held by a continuing service provider will be cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each Net Share covered by such In-the-Money Option, less applicable tax withholdings.

At the First Effective Time, each outstanding and unexercised LivePerson Option that is not an In-the-Money Option will be cancelled for no consideration and without any payment in respect thereof.

Restricted Stock Units

At the First Effective Time, each LivePerson RSU that is outstanding immediately prior to the First Effective Time and either (i) held by a non-employee member of the LivePerson board of directors or (ii) vested but not yet settled, will be cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each share of LivePerson Common Stock subject to such LivePerson RSU, less applicable tax withholdings. At the First Effective Time, any LivePerson RSUs that are outstanding immediately prior to the First Effective Time and not covered by the foregoing sentence will be assumed by SoundHound and converted to Assumed RSUs. The Assumed RSUs will cover that number of whole shares of SoundHound Common Stock (rounded down to the nearest whole share) equal to the product of (a) the number of shares of LivePerson Common Stock subject to such LivePerson RSU immediately prior to the First Effective Time multiplied by (b) the Per Share Merger Consideration. Each Assumed RSU will otherwise be subject to the same terms and conditions as the corresponding LivePerson RSU immediately prior to the First Effective Time (including service-vesting and settlement terms, but excluding any performance-based vesting conditions).

LivePerson Non-U.S. Equity Awards

In the event SoundHound determines that it would be administratively burdensome to administer the treatment of any LivePerson Options or LivePerson RSUs held by persons outside of the United States, SoundHound may either cash out such equity awards at the Closing based on the value of the Per Share Merger Consideration or convert such equity awards into cash-based awards that otherwise have the same terms and conditions as the corresponding equity awards held by such persons.

LivePerson Employee Stock Purchase Plan

The Merger Agreement requires LivePerson to take all actions with respect to its employee stock purchase plan that are necessary to provide that (a) with respect to any offering periods in effect as of April 21, 2026, no employee who is not a participant in such offering period as of such date may become a participant in such offering period, and no participant may increase the percentage amount of his or her payroll deduction election for such offering period; (b) subject to the consummation of the First Merger, the LivePerson employee stock purchase plan will be terminated as of immediately prior to the First Effective Time; (c) if any offering periods terminate prior to the First Effective Time, then the LivePerson employee stock purchase plan will be suspended and no new offering period will be commenced; and (d) if any offering period is still in effect at the First Effective Time, then the last day of such offering period will be accelerated to a date that is no later than three business days prior to the Closing Date.

Exchange of LivePerson Common Stock for the Merger Consideration

At or prior to the First Effective Time, SoundHound has agreed to designate a reputable bank or trust company (reasonably acceptable to LivePerson) to act as the exchange agent for purposes of effecting the issuances and payments contemplated by the Merger Agreement. At or prior to the First Effective Time, SoundHound has agreed to deposit with the exchange agent (I) (x) an amount of uncertificated, book-entry shares representing the number of shares of SoundHound Common Stock sufficient to effect the issuances contemplated by the Per Share Merger Consideration and (y) an amount of cash sufficient to deliver payments in lieu of fractional shares and (II) an amount of cash sufficient to deliver the Per Share Cash Merger Consideration. Following the First Effective Time, SoundHound has agreed to pay, or cause to be paid to the exchange agent, from time to time as needed, cash sufficient to pay any dividends and other distributions on the shares of SoundHound Common Stock issuable as merger consideration.

Certificates

As soon as practicable after the First Effective Time (and in no event later than three business days after the First Effective Time), SoundHound has agreed to cause the exchange agent to mail to each person that was a holder of record of shares of LivePerson Common Stock certificates immediately prior to the First Effective Time (A) a letter of transmittal and (B) instructions for effecting the surrender of LivePerson Common Stock certificates in exchange for the Per Share Merger Consideration. Upon surrender of any LivePerson Common Stock certificates to the exchange agent, together with a letter of transmittal, duly executed and in proper form, the holder of such LivePerson Common Stock certificates will be entitled to receive in exchange therefor (i) credit in the stock ledger and other appropriate books and records of SoundHound for the number of shares of SoundHound Common Stock into which such shares have been converted pursuant to the Merger Agreement and (ii) any dividends or other distributions or any cash payment that such holder has the right to receive pursuant to the Merger Agreement, and any such LivePerson Common Stock certificates so surrendered will be cancelled.

Non-DTC Book-Entry Shares

As soon as practicable after the First Effective Time (and in no event later than three business days after the First Effective Time), SoundHound will cause the exchange agent to mail to each person that was, immediately prior to the First Effective Time, a holder of record of LivePerson book-entry shares, but not through The Depository Trust Company, (I) a letter of transmittal and (II) instructions for returning such letter of transmittal in exchange for the Per Share Merger Consideration or the Per Share Cash Merger Consideration, as applicable. Upon delivery of such duly executed letter of transmittal, each holder of record of LivePerson book-entry shares not held through The Depository Trust Company shall be entitled to receive, and SoundHound will cause the exchange agent to issue and pay as promptly as practicable after such delivery, (A) credit in the stock ledger and other appropriate books and records of SoundHound for the number of shares of SoundHound Common Stock into which such LivePerson book-entry shares have been converted, (B) any dividends or other distributions or any cash payment that such holder has the right to receive pursuant to the Merger Agreement and (C) a cash payment for the Per Share Cash Merger Consideration into which such LivePerson book-entry shares have been converted.

DTC Book-Entry Shares

Each holder of record of one or more LivePerson book-entry shares held through The Depository Trust Company whose shares were converted into the right to receive the Per Share Merger Consideration or the Per Share Cash Merger Consideration will automatically, upon the First Effective Time (in the case of such shares other than TASE Shares) or the Second Effective Time (in the case of such shares that are TASE Shares), be entitled to receive, and SoundHound will cause the exchange agent to issue and pay as promptly as practicable after the First Effective Time (in the case of such shares other than TASE Shares) or the Second Effective Time (in the case of such shares that are TASE Shares), (i) in the case of such shares other than TASE Shares, (A) credit in the stock ledger and other appropriate books and records of SoundHound for the number of shares of SoundHound Common Stock into which such LivePerson book-entry shares have been converted and (B) any dividends or other distributions or any cash payment that such holder has the right to receive pursuant to the Merger Agreement and (ii) in the case of such shares that are TASE Shares, a cash payment to the Depository Trust Company of the Per Share Cash Merger Consideration.

No Interest

No interest will be paid or accrued on any amount payable upon due surrender of shares of LivePerson Common Stock eligible to receive the Per Share Merger Consideration or the Per Share Cash Merger Consideration pursuant to the Merger Agreement.

Termination of Rights

The shares of SoundHound Common Stock issued upon conversion of shares of LivePerson Common Stock pursuant to and in accordance with the Merger Agreement (together with dividends or other distributions or any cash payment pursuant to the Merger Agreement) or the payment of the Per Share Cash Merger Consideration in respect of TASE Shares, as applicable, will be deemed to have been delivered or paid in full satisfaction of all rights pertaining to such LivePerson Common Stock. From and after (i) the First Effective Time, (x) LivePerson stockholders (other than holder of TASE Shares) will cease to have any rights as LivePerson stockholders other than the right to receive the Per Share Merger Consideration (together with any dividends or other distributions or any cash payment that the holder has the right to receive pursuant to the Merger Agreement) and (y) the stock transfer books of LivePerson will be closed and there will be no further registration of transfers of shares of LivePerson Common Stock thereafter on the records of LivePerson and (ii) the Second Effective Time, all holders of TASE Shares (other than Dissenting Shares) will cease to have any rights as LivePerson stockholders other than the right to receive the Per Share Cash Merger Consideration. If, (i) after the First Effective Time, LivePerson Common Stock certificates (other than TASE Shares) are presented to SoundHound, the first surviving corporation or the surviving corporation for any reason, such LivePerson Common Stock certificates will be cancelled and exchanged for the Per Share Merger Consideration (together with any dividends or other distributions or any cash payment that the holder has the right to receive pursuant to the Merger Agreement) or (ii) after the Second Effective Time, any LivePerson Common Stock certificates that are TASE Shares are presented to SoundHound or the surviving corporation for any reason, such LivePerson Common Stock certificates will be cancelled and exchanged for the Per Share Cash Merger Consideration, in each case, subject to abandoned property, escheat or similar laws.

Termination of Fund; No Liability

Any portion of the shares or funds (including any interest received with respect thereto) made available to the exchange agent that remains unclaimed by the LivePerson stockholders on the first anniversary of the Second Effective Time will be returned to SoundHound upon demand, and any LivePerson stockholder shall thereafter look only to SoundHound (subject to abandoned property, escheat or other similar laws) for delivery of the Per Share Merger Consideration (together with any dividends or other distributions or any cash payment that such holder has the right to receive pursuant to the Merger Agreement) or the Per Share Cash Merger Consideration. Any shares or funds remaining unclaimed by the LivePerson stockholders immediately prior to such time as such amounts would otherwise escheat to, or become property of, any governmental entity will, to the extent permitted by applicable law, become the property of SoundHound, free and clear of any claim or interest of any person previously entitled thereto. None of SoundHound, LivePerson, the surviving corporation, the exchange agent or their respective affiliates will be liable to any LivePerson stockholder for any amount of the Per Share Merger Consideration (or any dividends or other distributions or any cash payable in connection therewith) or Per Share Cash Merger Consideration, as applicable, properly delivered to a public official pursuant to any applicable abandoned property, escheat, or similar law.

Lost, Stolen, or Destroyed Certificates

If any LivePerson Common Stock certificates have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder thereof, the exchange agent will issue in exchange for such lost, stolen or destroyed LivePerson Common Stock certificates the Per Share Merger Consideration (together with dividends or other distributions or any cash payment that the holder has the right to receive pursuant to the Merger Agreement) or Per Share Cash Merger Consideration, as applicable. SoundHound may, in its reasonable discretion and as a condition precedent to such payment, require the owner of such lost, stolen or destroyed LivePerson Common Stock certificates to deliver a bond in a reasonable sum as it may reasonably direct as indemnity against any claim that may be made against SoundHound, the first surviving corporation, the surviving corporation or the exchange agent with respect to the LivePerson Common Stock certificates alleged to have been lost, stolen or destroyed.

No Fractional Shares of LivePerson Common Stock

LivePerson stockholders will not be entitled to receive any fractional shares of SoundHound Common Stock in the First Merger, and no LivePerson stockholders will be entitled to voting rights or any other rights in respect of any fractional shares of SoundHound Common Stock. Each LivePerson stockholder who would otherwise have been entitled to receive a fraction of a share of SoundHound Common Stock (after taking into account all certificates and book-entry shares delivered by such stockholder) in the First Merger will instead be entitled to receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional amount multiplied by (ii) the SoundHound Closing Stock Price.

Withholding Taxes

Each of SoundHound, Merger Sub I, Merger Sub II, LivePerson, the first surviving corporation, the surviving corporation, the exchange agent, the trustee appointed by LivePerson in accordance with Israeli tax law, and any member of the TASE are entitled to deduct and withhold from any amounts otherwise payable pursuant to the Merger Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable law. To the extent that any withholding obligation cannot be satisfied by the retention of cash amounts otherwise payable, the relevant withholding party may sell or instruct to sell, on behalf of the applicable recipient, such portion of the shares of SoundHound Common Stock otherwise deliverable to such recipient as is necessary to generate proceeds sufficient to satisfy the applicable withholding obligation. Withholding with respect to amounts payable to beneficial owners of TASE Shares is expected to be administered through the applicable TASE member or other applicable Israeli intermediaries at the beneficial-owner level, to the extent required under applicable law, any applicable tax ruling and such intermediaries’ standard procedures. The parties have agreed to reasonably cooperate with each other in good faith to minimize any such deduction or withholding, including, to the extent feasible and practicable, by seeking appropriate tax rulings. To the extent such amounts are so deducted and withheld, such amounts will be remitted to the applicable governmental authority as required by applicable law and treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Appraisal Rights

Under Delaware law, appraisal rights are not available for the shares of any class or series of stock if the shares of the class or series are listed on a national securities exchange or held of record by more than 2,000 holders on the record date, unless the stockholders are required receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts or any combination of the foregoing. Accordingly, if the Second Merger is completed, holders of record and beneficial owners of shares LivePerson Common Stock held or beneficially owned through the TASECH who (i) do not vote in favor of the merger proposal, (ii) properly demand appraisal of such shares, (iii) continuously hold or beneficially own shares through the TASECH from the date of making the demand through the Second Effective Time (iv) otherwise comply with the procedures of Section 262, and (v) do not withdraw their demands or otherwise lose their rights of appraisal will be entitled to seek appraisal of TASE Shares in connection with the Second Merger.

Given that the holders of shares of LivePerson Common Stock that are not TASE Shares will only be entitled to receive shares of SoundHound Common Stock as a result of the First Merger (other than cash in lieu of fractional shares) and such persons will neither be required nor have the right to receive cash for their shares of LivePerson Common Stock (other than cash in lieu of fractional shares), stockholders and beneficial owners of LivePerson Common Stock (other than holders and beneficial owners of TASE Shares who validly demand and do not subsequently withdraw or lose their rights to appraisal) will not be entitled to appraisal rights with respect to the shares of LivePerson Common Stock they hold in connection with the Mergers.

Holders or beneficial owners of TASE Shares who elect to exercise appraisal rights in respect of such shares must not vote in favor of the merger proposal and must comply with the strict procedures set forth in Section 262, the full text of which appears in Annex C of this proxy statement/prospectus, or may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262, in order to demand and perfect any such rights. Failure to comply with such procedures may result in termination or waiver of any applicable appraisal rights, should a court determine that such rights are available. For a summary of the material provisions of Section 262, see the section entitled “Appraisal Rights” beginning on page 116.

Due to the complexity of the appraisal process and the procedures to be followed to properly demand and perfect appraisal rights, if you hold or beneficially own TASE Shares and are considering exercising your appraisal rights in respect of such shares, we encourage you to seek the advice of your own legal counsel. Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of your appraisal rights.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by the parties that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement, as set forth in the disclosure schedule delivered by LivePerson to SoundHound concurrent with the execution of the Original Merger Agreement, or as otherwise disclosed or identified in the reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by LivePerson or SoundHound, as applicable, with the SEC on or after January 1, 2024 and at least two business days prior to April 21, 2026. The representations and warranties of LivePerson relate to, among other things:

•        organization and qualification and subsidiaries;

•        capitalization;

•        authority;

•        no conflicts;

•        required filings and consents;

•        compliance with law;

•        SEC filings and financial statements;

•        absence of certain changes or events;

•        employee benefit plans;

•        labor and other employment matters;

•        contracts;

•        permits;

•        litigation;

•        environmental matters;

•        intellectual property;

•        data privacy and security;

•        tax matters;

•        real property and title to assets;

•        anti-corruption;

•        international trade;

•        opinion of financial advisor;

•        information supplied;

•        takeover statutes;

•        related party transactions;

•        insurance; and

•        brokers.

The Merger Agreement also contains customary representations and warranties of SoundHound, Merger Sub I and Merger Sub II, including with respect to:

•        organization and qualification;

•        authority;

•        no conflicts;

•        required filings and consents;

•        SEC filings and financial statements;

•        information supplied;

•        takeover statutes;

•        ownership of Merger Sub I and Merger Sub II;

•        valid issuance; and

•        brokers.

Definition of Material Adverse Effect

A “material adverse effect” means, when used with respect to SoundHound or LivePerson, as applicable, any change, event, occurrence, condition or development that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, operations or results of operations of such party and its subsidiaries, taken as a whole; provided, however, that any such effects arising out of, or resulting from the following will not constitute a material adverse effect, and will not otherwise be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur:

•        changes in applicable law (or the interpretation or enforcement thereof) or changes in GAAP (or the interpretation or enforcement thereof);

•        changes in general economic or regulatory conditions, or changes in securities, credit or other financial markets, including interest rates or exchange rates in the United States or globally, or changes in conditions in the industries (including seasonal fluctuations) in which such party or its subsidiaries operate;

•        changes in global or national political conditions (including the outbreak, continuation or escalation of war (whether or not declared), military action, acts of armed hostility, sabotage or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of the Original Merger Agreement;

•        actions or omissions expressly required of such party by the terms of the Original Merger Agreement or the Merger Agreement or taken or not taken with the prior written consent of the other party (other than such party’s obligations to operate its business in the ordinary course);

•        the execution, announcement, pendency or consummation of the Merger Agreement and the transactions contemplated thereby, including any litigation arising out of or relating to the Original Merger Agreement, the Merger Agreement or the Mergers, the identity of the other party, departures of officers or employees, changes in relationships with suppliers or customers or other business relations, in each case solely to the extent resulting from the execution, announcement, pendency or consummation of the Original Merger Agreement, the Merger Agreement and the transactions contemplated thereby (other than with respect to any breach or inaccuracy of a representation or warranty in the Merger Agreement that is intended to address the consequences of the execution, announcement, existence, pendency or consummation of the Original Merger Agreement, the Merger Agreement or the transactions contemplated thereby or to address the consequences of litigation of, or the compliance with or performance under, the Original Merger Agreement or the Merger Agreement);

•        changes in the trading price or trading volume of such party’s common stock (provided, that the underlying cause of such change may be taken into account in determining whether a material adverse effect has occurred); and

•        any failure by such party or any of its subsidiaries to meet any internal or published revenue, earnings or other financial projections, estimates, expectations or forecasts for any period (provided, that the underlying cause of such failure may be taken into account in determining whether a material adverse effect has occurred).

Notwithstanding the foregoing, if such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the first three bullets above disproportionately and adversely impact such party or its subsidiaries, taken as a whole, relative to other companies operating in the same industries, then such effects will be taken into account in determining whether a material adverse effect has occurred.

A “LivePerson material adverse effect” means a material adverse effect with respect to LivePerson, and a “SoundHound material adverse effect” means a material adverse effect with respect to SoundHound.

Interim Operations of LivePerson Pending the Mergers

LivePerson has agreed that, between April 21, 2026, and the earlier of the Second Effective Time and the valid termination of the Merger Agreement in accordance with its terms, subject to certain exceptions set forth in the Merger Agreement or as otherwise consented to by SoundHound in writing, LivePerson will, and will cause each of its subsidiaries to, use its reasonable best efforts to:

•        conduct its operations in all material respects in the ordinary course consistent with past practice (including with respect to its customary cash management policies and the maintenance of unrestricted cash and cash equivalents on its balance sheet at levels consistent with those maintained in the ordinary course of business consistent with past practice); and

•        preserve substantially intact its present business organization and comply with all applicable laws in all material respects.

In addition, LivePerson has further agreed that, between April 21, 2026, and the earlier of the Second Effective Time and the valid termination of the Merger Agreement in accordance with its terms, subject to certain exceptions set forth in the Merger Agreement or as otherwise consented to by SoundHound in writing, LivePerson will not, and will not permit its subsidiaries to:

•        amend, modify, waive, rescind or otherwise change its articles or certificate of incorporation or bylaws or equivalent organizational documents or the Tax Benefits Preservation Plan or adopt any new stockholder rights plan, “poison pill” antitakeover plan or similar device;

•        issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other equity interests in, LivePerson or any of its subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by contract right), other than the issuance of LivePerson Common Stock upon the exercise, vesting or settlement, as applicable, of LivePerson equity awards and LivePerson warrants outstanding as of the date of the Original Merger Agreement in accordance with their terms or upon the exercise of purchase rights under the LivePerson employee stock purchase plan (subject to the terms of the Merger Agreement);

•        sell, pledge, dispose of, transfer, lease, license, abandon, guarantee or encumber any material property or tangible assets of LivePerson or any of its subsidiaries (other than transactions between LivePerson and any wholly owned subsidiary of LivePerson or among wholly owned subsidiaries of LivePerson), except (i) pursuant to contracts in effect prior to April 21, 2026 (as such contracts may be modified, extended or amended in the ordinary course of business) or (ii) certain permitted liens defined in the Merger Agreement;

•        declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other equity interests (other than dividends paid by a wholly owned subsidiary of LivePerson to LivePerson or another wholly owned subsidiary of LivePerson), enter into any agreement with respect to the voting or registration of its capital stock or other equity interests, or file any registration statement with the SEC with respect to any of its capital stock or other equity interests or securities;

•        reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, or other equity interests, except (i) the satisfaction of exercise price and/or tax withholding obligations in connection with the vesting, exercise and/or settlement of LivePerson equity awards in accordance with the terms of such awards as in effect on the date of the Original Merger Agreement or (ii) upon the forfeiture of outstanding LivePerson equity awards pursuant to their terms upon the termination of the employment of the holder thereof or otherwise;

•        merge or consolidate LivePerson or any of its subsidiaries with any person, effect a division transaction or statutory conversion, domestication or transfer, or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of LivePerson or any of its subsidiaries;

•        acquire (including by merger, consolidation, share exchange, division transaction, or acquisition of stock or assets) any interest in any person or assets or any business division thereof, other than the purchase of goods, equipment and other operating assets in the ordinary course of business consistent with past practice that (x) does not include any “earnout,” deferred or contingent payment obligation or any other future obligation to pay and (y) would not reasonably be expected to materially delay, impede or prevent the consummation of the transactions contemplated by the Merger Agreement on or before the outside date;

•        (i) incur any indebtedness for borrowed money, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any person for borrowed money, except, in each case, for any indebtedness solely among LivePerson and its wholly owned subsidiaries or solely among wholly owned subsidiaries of LivePerson, or (ii) repay any indebtedness, except (A) in accordance with the repayment provisions of the Merger Agreement relating to the 2026 Notes and the Note Restructuring Transactions or (B) payment of interest due and payable pursuant to the terms of the First Lien Notes;

•        make any loans, advances or capital contributions to, or investments in, any other person (other than any wholly owned subsidiary of LivePerson), except for (i) loans solely among LivePerson and its wholly owned subsidiaries or solely among LivePerson’s wholly owned subsidiaries or (ii) advances for reimbursable employee expenses in the ordinary course of business consistent with past practice;

•        (i) enter into any contract that would, if entered into prior to the date of the Original Merger Agreement, be a material contract, except with respect to certain specified categories of material contracts that may be entered, subject to certain conditions, in the ordinary course of business consistent with past practice or (ii) (A) materially modify, materially amend, extend (except in the case of a renewal of a material contract in the ordinary course of business consistent with past practice, provided that the terms other than the expiration date of such contract have not changed in a manner adverse to LivePerson) or affirmatively terminate any material contract or (B) waive, release or assign any rights or claims thereunder, in the case of this clause (B) other than in the ordinary course of business consistent with past practice;

•        except as otherwise required by applicable law, the terms of the Merger Agreement or an existing LivePerson benefit plan, (i) grant any severance, retention, change in control, or termination pay, (ii) increase the compensation or benefits payable to any employee or individual independent contractor or consultant, (iii) modify, enter into, negotiate, terminate or amend any collective bargaining agreement or recognize or certify any union as the collective bargaining representative for any employee of LivePerson or any of its subsidiaries, (iv) hire or terminate (other than for cause) the employment of any employee at the level of Vice President or higher, (v) promote any non-officer employee to an officer position, or promote any employee below the Vice President level into a position at the Vice President level or higher, (vi) adopt, enter into, terminate or materially amend any material LivePerson benefit plan (or any other benefit or compensation plan, policy, program, agreement or arrangement that would be a LivePerson benefit plan if in effect on April 21, 2026) or (vii) accelerate the vesting, funding or time of payment of any compensation or other benefit (including any LivePerson equity award) with respect to any current or former individual service provider;

•        waive, modify (in any manner adverse to LivePerson and its subsidiaries), or release any material noncompetition, non-solicitation, nondisclosure, noninterference, non-disparagement or other similar material restrictive covenant obligation of any current or former employee, officer, director or individual independent contractor of LivePerson or any of its subsidiaries;

•        implement or announce any “mass layoff” or “plant closing,” in each case as defined in an applicable WARN Act, or take any other action that would reasonably be expected to trigger an applicable WARN Act;

•        (i) waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $500,000, except in the ordinary course of business consistent with past practice, (ii) forgive any loans to directors, officers, employees or any of their respective affiliates or (iii) enter into any transactions or contracts with any affiliates or other person that would be required to be disclosed by LivePerson under Item 404 of Regulation S-K of the SEC;

•        make any change in accounting policies, practices, principles, methods or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, other than as required by GAAP or applicable law;

•        compromise, settle or agree to settle any legal proceeding other than compromises, settlements or agreements that involve only the payment of monetary damages by LivePerson or any of its subsidiaries not in excess of $100,000, in any case without the imposition of equitable relief on, or the admission of a violation of law by, LivePerson or any of its subsidiaries;

•        (i) make, change or revoke any material tax election, (ii) change any annual tax accounting period, (iii) adopt or change any material method of tax accounting, (iv) amend any material tax return or file any U.S. federal, state or non-U.S. income tax return or any other material tax return that is materially inconsistent with a previously filed tax return of the same type for a prior taxable period (taking into account any amendments prior to the date of the Original Merger Agreement), (v) settle or compromise any tax claim, audit, assessment, dispute or other proceeding relating to a material amount of taxes, (vi) surrender any right to claim a material refund of taxes, (vii) agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes or (viii) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. tax law);

•        (i) sell, assign, pledge or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse or otherwise dispose of any owned intellectual property, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice and otherwise except the abandonment or lapse of registered intellectual property in LivePerson’s reasonable business judgment, or (ii) compromise, settle or agree to settle, or consent to judgment in, any one or more actions (except in the ordinary course of business consistent with past practice) concerning any owned intellectual property in a manner that materially and adversely affects LivePerson’s rights in or to any material owned intellectual property, or (iii) license or disclose any source code for the owned intellectual property to any person who is not an employee or consultant acting on behalf of LivePerson or any of its subsidiaries pursuant to customary confidentiality protections;

•        grant any material refunds, credits, rebates or other allowances by LivePerson to any end user, customer, reseller or distributor, in each case, other than in the ordinary course of business consistent with past practice, or change in any material respect the manner in which LivePerson or any of its subsidiaries extends discounts, credits or warranties to customers or otherwise deals with customers or suppliers;

•        enter into, materially amend or terminate any transaction with any related party;

•        fail to use commercially reasonable efforts to maintain LivePerson’s insurance policies in the ordinary course of business consistent with past practice;

•        (i) acquire any real property or enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), (ii) materially modify or amend or exercise any right to renew any real property lease or other lease or sublease of real property, or waive any term or condition thereof or grant any consents thereunder, (iii) grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment or charge affecting any real property leased by LivePerson, or any interest therein or part thereof, (iv) commit any waste or nuisance on any such property or (v) make any material changes in the construction or condition of any such property, in the case of each of clauses (ii) through (iv), other than in the ordinary course of business consistent with past practice;

•        convene any special meeting (or any adjournment or postponement thereof) of LivePerson’s stockholders;

•        terminate or modify or waive in any material respect any right under any material permit;

•        make any capital expenditure or expenditures, or enter into any agreement or arrangement providing for, or otherwise commit to providing, any capital expenditure or expenditures, except (i) in accordance with LivePerson’s capital budget provided to SoundHound prior to the date of the Original Merger Agreement or (ii) with respect to capital expenditures or expenditures in respect of capitalized software equal to or less than $250,000 in the aggregate;

•        accelerate or delay the collection of any accounts receivable or the payment of any accounts payable or the accrual of deferred revenue or otherwise alter the management of working capital or the cash or cash equivalents of LivePerson, except, in each case, in the ordinary course of business consistent with past practice, including with respect to monthly fluctuations in working capital; or

•        agree, authorize or enter into any contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

No Solicitation; Change of Recommendation

No Solicitation by LivePerson

LivePerson has agreed that, from and after April 21, 2026 until the Second Effective Time or, if earlier, the termination of the Merger Agreement in accordance with its terms, LivePerson will cause LivePerson’s subsidiaries and their respective representatives to, immediately cease, and cause to be terminated, any activities, discussions or negotiations existing as of April 21, 2026, with any person with respect to an “Acquisition Proposal” (or that could reasonably be expected to lead to an Acquisition Proposal) (as such term is defined in the section entitled “The Merger Agreement — No Solicitation; Change of Recommendation — Definition of Acquisition Proposal” beginning on page 87).

LivePerson has also agreed that, from and after April 21, 2026, until the Second Effective Time or, if earlier, the termination of the Merger Agreement in accordance with its terms, LivePerson will not, and will cause LivePerson’s subsidiaries and their respective representatives not to, directly or indirectly:

•        initiate, seek, facilitate, solicit, or knowingly encourage (including by way of furnishing information or assistance of any kind), the submission of any Acquisition Proposal or any proposal, request or offer that could reasonably be expected to result in, an Acquisition Proposal or induce or take any other action designed or intended to lead to, or that could reasonably be expected to lead to any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal;

•        enter into, continue or otherwise participate or engage in any discussions or negotiations with, or furnish (or cause to be furnished) any material nonpublic information to, any person relating to an Acquisition Proposal or any inquiry or request that could reasonably be expected to lead to an Acquisition Proposal;

•        grant a waiver of or terminate any “standstill” or similar obligation of any third party with respect to LivePerson or any of its subsidiaries to allow a third party to submit an Acquisition Proposal; or

•        resolve or agree to do any of the actions described above.

From and after April 21, 2026, in the event LivePerson receives any (i) Acquisition Proposal (or any inquiry, offer or request for discussions or negotiations that could reasonably be expected to lead to an Acquisition Proposal), (ii) request for non-public information relating to LivePerson or its subsidiaries by any person who has made or would reasonably be expected to make an Acquisition Proposal, or (iii) inquiry or request for discussions or negotiations regarding any Acquisition Proposal then, in each case, LivePerson has agreed to promptly (and in any event within 24 hours) notify SoundHound, either orally or in writing, of the receipt of such proposal, inquiry or request and advise SoundHound if LivePerson determines to begin providing information in connection with, or to engage in discussions or negotiations concerning, an Acquisition Proposal in accordance with the terms of the Merger Agreement. Such notice to SoundHound will include (a) the identity of the person making the Acquisition Proposal, inquiry, offer or request, (b) if in writing, a copy of such Acquisition Proposal, inquiry, offer or request (and, if available, drafts of any related contracts) and copies of any financing commitments (but excluding any customarily redacted fee letters) received by LivePerson in connection with such proposal, inquiry, offer, or request and (c) if made orally, a reasonably detailed summary of the material terms and conditions of such Acquisition Proposal. From and after April 21, 2026 until the earlier of the Second Effective Time or the termination of the Merger Agreement in accordance with its terms, LivePerson has agreed to (I) keep SoundHound reasonably informed of the status and any material changes to the material terms and conditions of any such Acquisition Proposal (including by providing unredacted copies of all amendments and proposed amendments) and (II) notify SoundHound promptly (and, in any event, within 24 hours) after it first enters into discussions or negotiations concerning such Acquisition Proposal or provides non-public information or data to any person in connection therewith.

No Solicitation Exceptions

Notwithstanding the foregoing, if at any time following April 21, 2026 and prior to the time that the merger proposal has been approved by LivePerson stockholders, (i) LivePerson receives a bona fide unsolicited written Acquisition Proposal from a third party, (ii) LivePerson has not breached the no solicitation provisions as described above, and (iii) the LivePerson board of directors (or a duly authorized committee thereof) reasonably determines in good faith, after consultation with its outside counsel and, with respect to financial matters, its financial advisors, based on the information then available, that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal (as such term is defined in the section entitled “The Merger Agreement — No Solicitation; Change of Recommendation — Definition of Superior Proposal” beginning on page 88), LivePerson may furnish information with respect to LivePerson and its subsidiaries to the third party (and its representatives and potential financing sources) making such Acquisition Proposal and participate in discussions or negotiations with such third party regarding such Acquisition Proposal; provided, however, that:

•        prior to taking any such actions, the LivePerson board of directors (or a duly authorized committee thereof) must have determined in good faith after consultation with its outside legal counsel that failure to take such actions would be inconsistent with its fiduciary duties under applicable law.

•        no information may be furnished and no discussions or negotiations regarding an Acquisition Proposal may occur until LivePerson enters a confidentiality agreement, subject to certain conditions set forth in the Merger Agreement, with the person making such Acquisition Proposal; and

•        any information that LivePerson provided or made available by LivePerson or its subsidiaries to the person making the Acquisition Proposal must be provided or made available to SoundHound prior to, or substantially concurrently with, such information being provided or made available to such person.

Restrictions on Change of Recommendation

Subject to certain exceptions described below, the LivePerson board of directors may not:

•        withdraw, change, amend, modify or qualify, or otherwise propose to withdraw, change, amend, modify or qualify, the LivePerson board of directors recommendation;

•        fail to include the LivePerson board of directors recommendation in this proxy statement/prospectus;

•        adopt, approve, authorize, declare advisable, endorse or recommend, or propose to adopt, approve, authorize, declare advisable, endorse or recommend, or submit to LivePerson stockholders for their approval, any Acquisition Proposal;

•        if an Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Acquisition Proposal within ten business days after the public disclosure thereof (or subsequently withdraw, amend, modify or qualify, in a manner adverse to SoundHound, such rejection of the Acquisition Proposal) and reaffirm the LivePerson board of directors recommendation within such ten business day period (or, if earlier, by the second business day prior to the meeting of LivePerson stockholders);

•        adopt, approve, authorize, recommend, or enter into any merger agreement, acquisition agreement, reorganization agreement, letter of intent, agreement in principle, memorandum of understanding, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding relating to any Acquisition Proposal, other than a confidentiality agreement in connection with such Acquisition Proposal;

•        call or convene a meeting of LivePerson stockholders to consider a proposal that would reasonably be expected to materially impair, prevent or delay the consummation of the Mergers and the other transactions contemplated by the Merger Agreement; or

•        resolve or agree to do any of the actions described above.

Any of the actions described in the seven bullets directly above is referred to herein as a “recommendation change.”

Permitted Recommendation Change in Connection with a Superior Proposal or Intervening Event

Notwithstanding the foregoing, if at any time following April 21, 2026 and prior to the time that the merger proposal has been approved by the LivePerson stockholders (a)(i) LivePerson has received a bona fide unsolicited written Acquisition Proposal that the LivePerson board of directors (or any duly authorized committee thereof) determines in good faith, after consultation with its outside counsel and, with respect to financial matters, its financial advisors, constitutes a Superior Proposal (as such term is defined in the section entitled “The Merger Agreement — No Solicitation; Change of Recommendation — Definition of Superior Proposal” beginning on page 88) or (ii) the LivePerson board of directors (or any duly authorized committee thereof) determines that an Intervening Event (as such term is defined in the section entitled “The Merger Agreement — No Solicitation; Change of Recommendation — Permitted Recommendation Change in Connection with a Superior Proposal or Intervening Event — Definition of Intervening Event” beginning on page 87) has occurred and is continuing, and (b) the LivePerson board of directors (or a duly authorized committee thereof) reasonably determines in good faith, after consultation with outside counsel, that the failure to effect a recommendation change would be inconsistent with its fiduciary duties under applicable law, then the LivePerson board of directors may, at any time prior to the time that the merger proposal has been approved by the LivePerson stockholders, effect a recommendation change with respect to such Superior Proposal or Intervening Event (as applicable) or fail to include the LivePerson board of directors recommendation in this proxy statement/prospectus, subject to the following requirements:

•        LivePerson shall have provided SoundHound at least five business days’ prior written notice of its intention to take such proposed action, which such notice shall include (a) with respect to an Acquisition Proposal, the material terms and conditions of such Acquisition Proposal, and a copy of the available proposed transaction agreement to be entered into in respect of such Acquisition Proposal and (b) with respect to an Intervening Event, a reasonably detailed summary of the Intervening Event that is the basis of such action;

•        during such five business day period, if requested by SoundHound, LivePerson shall have, and shall have caused its legal and financial advisors to have, negotiated in good faith with SoundHound to make such amendments to the Merger Agreement or any other agreement proposed by SoundHound to (a) with respect to an Acquisition Proposal, cause the relevant proposal to no longer constitute a Superior Proposal or (b) with respect to an Intervening Event, permit the LivePerson board of directors (consistent with its fiduciary duties under applicable law) not to make a recommendation change; and

•        by 11:59 a.m., New York City time, on the last day of such five-business-day period, the LivePerson board of directors (or a duly authorized committee thereof) shall have considered in good faith any adjustments and/or proposed amendments to the Merger Agreement (including a change to the price terms thereof) and other agreements proposed by SoundHound in writing, and shall have reasonably determined again in good faith, after consultation with its outside legal counsel and, with respect to financial matters, its financial advisors, that the failure to effect a recommendation change would be inconsistent with its fiduciary duties under applicable law.

In the event of any material revisions to such Superior Proposal offered in writing by the party making such Superior Proposal or any material change to the facts and circumstances relating to an Intervening Event, as applicable, LivePerson will be required to deliver a new written notice to SoundHound and to comply with the foregoing requirements with respect to such new written notice, except that the advance written notice obligation will be reduced to three business days, but no such new written notice shall shorten the original notice period.

Certain Permitted Disclosure

The LivePerson board of directors or duly authorized committee thereof may disclose to the LivePerson stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or make any other disclosure to the LivePerson stockholders that is required to comply with applicable law with regard to an Acquisition Proposal (and the parties agree that the issuance by LivePerson or the LivePerson board of directors of a “stop, look and listen” communication to the LivePerson stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act will not constitute a change of recommendation).

Definition of Intervening Event

For the purposes of the above, an “Intervening Event” shall occur when any change, event, occurrence, condition or development that occurs or arises after April 21, 2026, that is material to LivePerson and its subsidiaries (taken as a whole) that (a) was not known or reasonably foreseeable to LivePerson or the LivePerson board of directors as of or prior to April 21, 2026 and becomes known to the LivePerson board of directors following April 21, 2026 and (b) does not involve or relate to an Acquisition Proposal. Notwithstanding the foregoing, the following events will not constitute an “Intervening Event”: (i) changes in the price or trading volume of LivePerson Common Stock or SoundHound Common Stock (but the facts or occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been an Intervening Event) or changes in the credit rating of LivePerson or SoundHound, (ii) LivePerson or SoundHound meeting, failing to meet, or exceeding any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (but the facts or occurrences giving rise to or contributing to such circumstances may be taken into account in determining whether there has been an Intervening Event), (iii) changes in general economic, political, regulatory, legislative or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond or debt prices), (iv) changes in GAAP, other applicable accounting rules or applicable law or, in any such case, changes in the interpretation thereof, or (v) natural disasters, epidemics or pandemics.

Definition of Acquisition Proposal

An “Acquisition Proposal” means any offer, proposal or indication of interest from any person or group of persons as defined in Section 13(d)(3) of the Exchange Act (other than SoundHound and its subsidiaries) at any time relating to any transaction or series of related transactions (other than the Mergers) involving:

•        any acquisition or purchase by any person, directly or indirectly, of more than 15% of any class of outstanding voting or equity securities of LivePerson (whether by voting power or number of shares), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person beneficially owning more than 15% of any class of outstanding voting or equity securities of LivePerson (whether by voting power or number of shares),

•         any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving LivePerson and a person pursuant to which the stockholders of LivePerson immediately preceding such transaction hold less than 85% of the equity interests in the surviving, resulting or ultimate parent entity of such transaction (whether by voting power or number of shares), or

•        any sale, lease, exchange, transfer or other disposition to a person of more than 15% of the consolidated assets of LivePerson and its subsidiaries (measured by the fair market value thereof).

Definition of Superior Proposal

A “Superior Proposal” means a bona fide, written Acquisition Proposal (except the references therein to “15%” shall be replaced by “80%” and the references to “85%” shall be replaced by “25%”) made by a third party which the LivePerson board of directors determines in good faith (after consultation with its outside counsel and, with respect to financial matters, its financial advisors), taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing or regulatory approvals and likelihood of consummation)) and the Merger Agreement (and any changes thereto proposed by SoundHound pursuant to the relevant provisions in the Merger Agreement) that:

•        if accepted, is reasonably likely to be consummated on the terms proposed, taking into account any required redemption, exchange, repayment or restructuring of LivePerson’s outstanding notes required in connection with such Acquisition Proposal in accordance with the indentures and other agreements governing such notes (and whether the holders of such notes would be reasonably expected to consent to such Acquisition Proposal); and,

•        is more favorable to LivePerson’s stockholders from a financial point of view than the Mergers.

Preparation of Proxy Statement/Prospectus and Registration Statement

Each of SoundHound and LivePerson has agreed to use its reasonable best efforts to cause the registration statement, of which this proxy statement/prospectus forms a part, to become effective under the Securities Act as soon after such filing as practicable and to ensure that this proxy statement/prospectus and the registration statement, of which this proxy statement/prospectus forms a part, complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act, as applicable. SoundHound has agreed to use its reasonable best efforts to keep the registration statement, of which this proxy statement/prospectus forms a part, effective for as long as is necessary to consummate the transactions contemplated by the Merger Agreement.

To the extent not prohibited by law, each of SoundHound and LivePerson has agreed to furnish to the other party all information concerning itself, its subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters, including, without limitation, cooperation to prepare pro forma financial statements and obtain auditor consents, in each case, as may be reasonably necessary or advisable or as may be reasonably requested in connection with this proxy statement/prospectus and the registration statement, of which this proxy statement/prospectus forms a part, and any other statement, filing, notice or application made by or on behalf of SoundHound, LivePerson, or their respective subsidiaries to the SEC, Nasdaq, or pursuant to any state securities or “blue sky” laws, in connection with the Mergers, the issuance of SoundHound Common Stock in connection with the transactions contemplated thereby and any other transactions contemplated thereby.

Each of SoundHound and LivePerson have agreed to promptly provide the other party with copies of any written comments received from the SEC with respect to this proxy statement/prospectus or the registration statement, of which this proxy statement/prospectus forms a part, and to promptly advise the other party of any oral comments received by the SEC. Prior to filing the registration statement (or any amendment or supplement thereto), of which this proxy statement/prospectus forms a part, or the mailing this proxy statement/prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, SoundHound and LivePerson have agreed to cooperate and provide the other party a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response).

Each of SoundHound and LivePerson has agreed to advise the other, promptly after it receives notice thereof, of (a) the time when the registration statement, of which this proxy statement/prospectus forms a part, has become effective or any supplement or amendment has been filed, (b) the issuance of any stop order or (c) the suspension of the qualification of the SoundHound Common Stock issuable in connection with the First Merger for offering or sale in any jurisdiction.

If, at any time prior to the First Effective Time, any information relating to SoundHound or LivePerson, or any of their respective affiliates, directors or officers, should be discovered by SoundHound or LivePerson which should be set forth in an amendment or supplement to either the registration statement, of which this proxy statement/prospectus forms a part, or this proxy statement/prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information will promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the LivePerson stockholders.

LivePerson has agreed to notify LivePerson stockholders two business days prior to the LivePerson special meeting of the aggregate number of TASE Shares outstanding as of the most recent practicable determination date (which date will be specified in such notice).

Access to Information

Subject to certain limitations set forth in the Merger Agreement, from April 21, 2026, to the earlier of the Second Effective Time and the termination of the Merger Agreement in accordance with its terms, LivePerson and its subsidiaries have agreed to: (i) provide SoundHound’s representatives with reasonable access during normal business hours, in such a manner as not to interfere unreasonably with the operation of any business conducted by LivePerson or any of its subsidiaries and upon reasonable prior written notice to LivePerson, to the officers, employees, properties, offices and other facilities of LivePerson and its subsidiaries and to the books and records thereof, and (ii) furnish during normal business hours upon prior notice such information concerning the business, properties, contracts, assets and liabilities of LivePerson and its subsidiaries as SoundHound or its representatives may reasonably request.

Confidentiality Agreement

SoundHound and LivePerson entered into a confidentiality agreement dated as of December 18, 2025, and a clean team agreement, dated March 19, 2026, each of which applies to all information furnished under the access to information provisions of the Merger Agreement and will survive any termination of the Merger Agreement.

Regulatory Approvals

The parties have agreed to use their respective reasonable best efforts to take all appropriate action and do all things necessary, proper or advisable under applicable law to consummate and make effective the Mergers and the other transactions contemplated by the Merger Agreement as promptly as practicable, including taking any actions that may be required to cause the expiration of the notice periods under applicable regulatory laws with respect to the transactions contemplated by the Merger Agreement and obtaining from any governmental entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by SoundHound or LivePerson in order to effect the Closing by not later than two business days prior to the outside date. LivePerson and SoundHound have agreed to cooperate with, and furnish information to, each other in connection with the foregoing actions. LivePerson may not consent to any voluntary extension of the outside date or otherwise delay the Closing at the behest of any governmental entity without SoundHound’s consent.

Notwithstanding the foregoing, SoundHound is not obligated to, and, without the prior written consent of SoundHound, LivePerson, its subsidiaries and their respective affiliates cannot, (i) propose, negotiate, commit to, or effect the sale, divestiture, licensing or disposition of any assets, properties or businesses of SoundHound, LivePerson or their respective affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) grant any right or commercial accommodation to, or enter into any material commercial relationship with, any third party, or (iv) accept any operational restrictions or otherwise take or commit to take actions that limit any party’s freedom of action with respect to any of the assets, properties, licenses, rights, product lines, operations or businesses of SoundHound, LivePerson or their respective affiliates.

SoundHound, at its sole discretion, and LivePerson shall use their respective reasonable best efforts to defend through litigation and through appeal on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any order (whether temporary, preliminary or permanent) that would prevent the Closing from occurring as promptly as practicable, including seeking to lift or rescind any injunction or restraining order which may adversely affect the ability of the parties to consummate the transactions contemplated by the Merger Agreement, in each case, until the issuance of a final, non-appealable order.

SoundHound and LivePerson have agreed to jointly develop, consult and cooperate with one another on the strategy for obtaining any necessary approval of, or responding to any request from, inquiry by, or investigation by, any governmental entity in connection with the Merger Agreement and the transactions contemplated thereby. Notwithstanding the foregoing, SoundHound will, on behalf of the parties, control and direct all communications and strategy in dealing with any governmental entity under any regulatory laws, provided that SoundHound will consider in good faith the views and comments of LivePerson and its outside counsel.

LivePerson has agreed to give, or cause its subsidiaries to give, any notices to third parties, and use reasonable best efforts to obtain certain third-party consents, approvals or waivers. In the event that LivePerson fails to obtain any such third-party consents, LivePerson has agreed to take any such actions reasonably requested by SoundHound (at SoundHound’s sole cost and expense), to minimize any adverse effect on SoundHound and its subsidiaries from the failure to obtain such consent.

Each of SoundHound and LivePerson shall give the other party prompt notice of the making or commencement of any request, inquiry, investigation or proceeding by or before any governmental entity with respect to the Mergers and keep the other party informed as to the status of any such request, inquiry, investigation or proceeding.

Employee Matters

SoundHound has agreed that, during the period commencing on the Closing Date and ending on the last day of the year in which the Closing occurs, SoundHound will, or will cause one of its affiliates (including the surviving corporation and its subsidiaries) to, provide to each employee of LivePerson and its subsidiaries who continues to be employed by LivePerson or the surviving corporation or any subsidiary or affiliate thereof (each a “LivePerson continuing employee” and collectively, the “LivePerson continuing employees”) (i) a total target cash opportunity (i.e., inclusive of an annual base salary or base wage rate and a target annual cash bonus opportunity, and excluding an equity or equity-linked compensation opportunity) and (ii) employee health and welfare benefits, in each case, that is or are, in SoundHound’s reasonable discretion, either (A) no less favorable in the aggregate than such target cash opportunity or benefits in effect for the LivePerson continuing employee immediately prior to the Closing, or (B) no less favorable in the aggregate than such target cash opportunity or benefits provided to similarly situated employees of SoundHound or its affiliates. If any LivePerson continuing employee experiences a “qualifying termination” during the period commencing on the Closing Date and ending on the last day of the year in which the Closing occurs, SoundHound will, or will cause one of its affiliates (including the surviving corporation and its subsidiaries), to provide certain severance payments to such employee in accordance with the Merger Agreement.

Subject to certain exceptions set forth in the Merger Agreement, SoundHound has agreed that, for all purposes (including vesting, eligibility to participate and level of benefits) under any SoundHound benefits plans providing benefits to any LivePerson continuing employees after the Second Effective Time (a “new plan”), each LivePerson continuing employee will be credited with his or her years of service with LivePerson and its subsidiaries prior to the First Effective Time to the same extent as such LivePerson continuing employee was entitled before the First Effective Time. In addition, (i) each LivePerson continuing employee will be immediately eligible to participate, without any waiting time (other than any administrative delays in connection with any transition to SoundHound’s tax qualified defined contribution plan), in any new plan to the extent coverage under such new plan is of the same type as the LivePerson benefit plan in which such LivePerson continuing employee participated immediately before the First Effective Time (such plans, collectively, the “old plans”), and (ii)(a) for purposes of each new plan providing medical, dental, pharmaceutical or vision benefits to any LivePerson continuing employee, SoundHound or its applicable subsidiary will cause all preexisting condition exclusions and actively-at-work requirements of such new plan to be waived for such LivePerson continuing employee and his or her covered dependents, unless such conditions would not have been waived under the old plan and (b) SoundHound and its applicable subsidiary will use commercially reasonable efforts to cause any eligible expenses incurred by such LivePerson continuing employee and his or her covered dependents during the portion of the plan year of the old plan ending on the date such employee’s participation in the corresponding new plan begins to be taken into account under such new plan for purposes of satisfying all deductible and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such new plan.

In addition, unless otherwise directed by SoundHound in writing delivered to LivePerson not less than five business days prior to the Closing Date, LivePerson and its subsidiaries have agreed to terminate their 401(k) plans and nonqualified deferred compensation plans. In the event of any such termination of the 401(k) plans, SoundHound has agreed to use commercially reasonable efforts to cause a qualified defined contribution plan to accept eligible rollover distributions from current and former LivePerson employees.

The Merger Agreement also provides that nothing therein will (i) guarantee employment for any period of time, (ii) preclude SoundHound from terminating any LivePerson continuing employee for any reason, (iii) require LivePerson, SoundHound or the surviving corporation to continue or otherwise prevent the amendment, modification or termination of their respective benefits plans or (iv) require the amendment, termination, establishment or creation of any benefit plans.

Indemnification; Directors’ and Officers’ Insurance

For a period beginning at the Second Effective Time and ending six years after the Second Effective Time, SoundHound has agreed to cause the surviving corporation to indemnify and hold harmless all past and present directors and officers of LivePerson or any LivePerson subsidiary (the “covered persons”), subject to applicable law, to the same extent such covered persons are indemnified as of the date of the Original Merger Agreement by LivePerson or any LivePerson subsidiary pursuant to applicable law, the organizational documents of LivePerson or the applicable subsidiary thereof, or any indemnification agreements, for any legal proceedings arising out of acts or omissions in their respective capacities as directors or officers of LivePerson or any LivePerson subsidiary occurring at or prior to the First Effective Time (including for any acts or omissions occurring in connection with the adoption and approval of the Merger Agreement and the transactions contemplated thereby). SoundHound has additionally agreed to cause the surviving corporation to advance expenses (including reasonable legal fees and expenses) incurred in the defense of any such legal proceeding or any investigation related thereto, provided that the covered person will undertake to repay such advanced expenses if it is ultimately determined by a final non-appealable judgment that such covered person is not entitled to indemnification.

For not less than six years from and after the Second Effective Time, the Merger Agreement requires the organizational documents of the surviving corporation to contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to covered persons for periods at or prior to the First Effective Time than are currently set forth in the organizational documents of LivePerson or any applicable subsidiary thereof. During such time period, the surviving corporation is prohibited from amending, repealing or otherwise modifying such exculpation, indemnification and advancement of expenses provisions in any manner that would adversely affect the rights of any covered person. In the event that SoundHound or the surviving corporation (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, SoundHound or the surviving corporation (as applicable) has agreed to cause proper provision to be made so that the successors and assigns of SoundHound or the surviving corporation (as applicable) assumes such obligations.

Subject to certain limitations set forth in the Merger Agreement, for not less than six years from and after the Second Effective Time, SoundHound has agreed to cause the surviving corporation to maintain in effect LivePerson’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring prior to or at the First Effective Time with respect to covered persons. In lieu of the foregoing, LivePerson, in consultation with SoundHound, may (and at the request of SoundHound, LivePerson shall use its reasonable best efforts to) purchase at or prior to the First Effective Time, and/or the surviving company may purchase following the Second Effective Time, a six-year “tail” prepaid officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the First Effective Time, covering each covered person for an amount not to exceed 300% of current annual premiums.

Transaction Litigation

LivePerson has agreed to promptly advise SoundHound, and give SoundHound the opportunity to participate in the defense of any claim, demand or other correspondence related to stockholder litigation against LivePerson and/or its directors and officers, or any of them, in connection with or relating to the transactions contemplated by the Merger Agreement (“transaction litigation”), including the Mergers, and to keep SoundHound reasonably informed regarding any such transaction litigation. LivePerson has agreed to give SoundHound the opportunity to consult with LivePerson regarding the defense or settlement of any such transaction litigation, and has agreed to consider in good faith SoundHound’s views with respect to such litigation. The Merger Agreement prohibits LivePerson from issuing any supplemental disclosure, making any commitments with respect to, or otherwise settling or agreeing to settle any such transaction litigation without SoundHound’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed).

Public Announcements

The Merger Agreement prohibits SoundHound, LivePerson or their respective subsidiaries from issuing any press release or making any public statement with respect to the Merger Agreement or the transactions contemplated thereby without the prior written consent of the other party (which consent cannot be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, SoundHound, LivePerson and their respective subsidiaries may issue a press release or otherwise make a public statement with respect to the Merger Agreement and the transactions contemplated thereby to the extent (i) required by applicable law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case such party must use its commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, or (iii) such communication is consistent with prior communications previously consented to by the other parties.

Certain Notices

Subject to compliance with applicable law, LivePerson and SoundHound, as the case may be, have agreed to notify the other party of any material effect that would reasonably be expected to cause any condition to the obligations of any party to effect the Mergers or any other transactions contemplated by the Merger Agreement not to be satisfied, including of the breach by a party of, or any other failure of a party to comply with or satisfy any representation, warranty, covenant, condition or agreement made pursuant to the Merger Agreement which would reasonably be expected, individually or in the aggregate, to result in any condition to the obligations of any party to effect the Mergers not to be satisfied.

Section 16 Matters

Prior to the First Effective Time, LivePerson will take all such steps as may be reasonably necessary or appropriate to cause any dispositions of LivePerson Common Stock (including derivative securities with respect to LivePerson Common Stock) or acquisitions of SoundHound Common Stock (including derivative securities with respect to SoundHound Common Stock) resulting from the transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to LivePerson to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Stock Exchange Listing and Delistings

LivePerson and SoundHound have agreed to cause LivePerson’s securities to be de-listed from the Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Second Effective Time. LivePerson also agreed to use reasonable best efforts to take all actions required under TASE bylaws and applicable Israeli securities laws to facilitate the delisting of LivePerson Common Stock from the TASE, including the filing of all required notices and the provision of all required shareholder communications, in each case to permit such delisting to be effective as soon as possible after the date of the Merger Agreement. SoundHound and LivePerson will cooperate to use their reasonable best efforts to cause the shares of SoundHound Common Stock issued in connection with the First Merger (including shares of SoundHound Common Stock reserved for issuance upon exercise of Assumed Options) to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the First Effective Time.

Tax Matters

The parties intend that the exchange of shares of LivePerson Common Stock for the Per Share Merger Consideration in the First Merger, or the Per Share Cash Merger Consideration in the Second Merger, be treated as a transaction described in Section 1001 of the Code (the “intended tax treatment”). The parties and their affiliates have agreed not to take any position for U.S. federal income tax purposes (and applicable state, local and non-U.S. tax purposes) on any tax return, in any tax contest or audit or in any communication with any governmental entity that is inconsistent with the intended tax treatment, unless required by a “determination” within the meaning of Section 1313 of the Code (or any similar provision of state, local or non-U.S. tax law).

Takeover Laws

The LivePerson board of directors has approved the Merger Agreement and the transactions contemplated thereby and has taken all such other necessary actions as required to render inapplicable to the Merger Agreement and the transactions contemplated thereby the provisions of any applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law or similar provision of LivePerson’s charter or bylaws.

Conditions to the Completion of the Mergers

Each party’s obligation to complete the Mergers is subject to the satisfaction or, to the extent permitted by applicable law, waiver, of the following mutual conditions at or prior to the First Effective Time:

•        LivePerson Stockholder Approval.    The merger proposal must have been approved by the required vote of a majority of the outstanding shares of LivePerson Common Stock entitled to vote on the merger proposal.

•        Regulatory Approval.    Certain required consents, authorizations, approvals, orders, filings and declarations required to be obtained prior to the consummation of the Mergers must have been filed, occurred or been obtained (or any applicable waiting period thereunder have expired or been terminated).

•        No Injunctions or Restraints.    No Legal Impediment shall have been issued by any governmental entity having jurisdiction over any party and remain in force.

•        Effectiveness of the Registration Statement.    The registration statement, of which this proxy statement/prospectus forms a part, must have been declared effective by the SEC under the Securities Act and must not be the subject of any stop order.

•        Exchange Listing.    The shares of SoundHound Common Stock to be issued in the First Merger must have been authorized for listing on the Nasdaq, subject to official notice of issuance.

The obligations of SoundHound and Merger Sub I and Merger Sub II to complete the Mergers are subject to the satisfaction or, to the extent permitted by applicable law, waiver of further conditions, including:

•        the accuracy of the representations and warranties of LivePerson contained in the Merger Agreement as of April 21, 2026, July 2, 2026 (as specified in the Merger Agreement) and the Closing Date (other than representations that by their terms speak specifically as of another date or period of time), subject to the materiality standards provided in the Merger Agreement;

•        LivePerson having performed and complied with in all material respects all of its obligations under the Merger Agreement required to be performed or complied with at or prior to the Closing;

•        Since April 21, 2026, no LivePerson material adverse effect shall have occurred;

•        SoundHound having received a certificate of LivePerson signed by an executive officer of LivePerson, dated as of the Closing Date, confirming that the conditions set forth in the three bullets directly above have been satisfied;

•        SoundHound having received an affidavit from LivePerson, dated as of the Closing Date, sworn under penalty of perjury and in form and substance reasonably satisfactory to SoundHound in compliance with the Code and Treasury Regulations certifying that the transactions contemplated by the Merger Agreement are exempt from withholding pursuant to Section 1445 of the Code and Treasury Regulations; and

•        the Notes Restructuring Condition.

The obligation of LivePerson to complete the Mergers is subject to the satisfaction or, to the extent permitted by applicable law, waiver, of the following additional conditions:

•        the accuracy of the representations and warranties of SoundHound, Merger Sub I and Merger Sub II contained in the Merger Agreement as of April 21, 2026, July 2, 2026 (as specified in the Merger Agreement) and the Closing Date (other than representations that by their terms speak specifically as of another date or period of time), subject to the materiality standards provided in the Merger Agreement;

•        SoundHound, Merger Sub I and Merger Sub II having performed and complied with in all material respects all of their respective obligations under the Merger Agreement required to be performed or complied with by them at or prior to the Closing; and

•        LivePerson having received a certificate of SoundHound signed by an executive officer of SoundHound, dated as of the Closing Date, confirming that the conditions in the two bullets directly above have been satisfied.

Termination

Termination Rights

SoundHound and LivePerson may terminate the Merger Agreement prior to the First Effective Time and abandon the Mergers and the other transactions contemplated thereby by mutual written consent.

The Merger Agreement may also be terminated by either SoundHound or LivePerson prior to the First Effective Time, and the Mergers and the other transactions contemplated by the Merger Agreement may be abandoned, in any of the following situations:

•        a Legal Impediment termination event;

•        an outside date termination event; or

•        a LivePerson stockholder approval termination event.

The Merger Agreement may also be terminated prior to the First Effective Time, and the Mergers and other transactions contemplated by the Merger Agreement may be abandoned, by SoundHound in any of the following situations:

•        a change of recommendation termination event;

•        a LivePerson breach termination event; or

•        a Notes Restructuring termination event.

The Merger Agreement may also be terminated prior to the First Effective Time, and the Mergers and other transactions contemplated by the Merger Agreement may be abandoned, by LivePerson in any of the following situations:

•        a Superior Proposal termination event; or

•        a SoundHound breach termination event.

Termination Fee Payable by LivePerson

The Merger Agreement requires LivePerson to pay SoundHound the termination fee if:

•        SoundHound terminates the Merger Agreement as a result of a change of recommendation termination event (or if either party terminates the Merger Agreement as a result of a LivePerson stockholder approval termination event at a time when SoundHound would have been entitled to terminate the Merger Agreement for a change of recommendation termination event);

•        LivePerson terminates the Merger Agreement as a result of a Superior Proposal termination event;

•        either party terminates the Merger Agreement as a result of an outside date termination event and, at the time of such termination, all of the conditions to Closing have been satisfied (other than the conditions that by their nature can only be satisfied on the Closing Date) or waived other than the Notes Restructuring Condition; provided that, (a) the failure of such condition to be satisfied did not primarily result from SoundHound’s material breach of the provisions of the Notes Restructuring Agreement and (b) in the event of such a termination, SoundHound’s documented expenses included within the termination fee shall be deemed to be the lesser of such expenses actually incurred and $3,750,000;

•        SoundHound terminates the Merger Agreement as a result of a Notes Restructuring termination event; provided that, in the event of such a termination, SoundHound’s documented expenses included within the termination fee shall be deemed to be the lesser of such expenses actually incurred and $3,750,000; or

•        subject to certain exceptions set forth in the Merger Agreement, either party terminates the Merger Agreement as a result of an outside date termination event or a LivePerson stockholder approval termination event, or if SoundHound terminates the Merger Agreement as a result of a LivePerson breach termination event, and, in any such case (a) an Acquisition Proposal shall have been publicly disclosed or made known to the LivePerson board of directors or senior management of LivePerson and shall not have been publicly withdrawn, in each case, at any time following April 21, 2026 and prior to the time that the merger proposal has been approved by the LivePerson stockholders (in the case of a termination as a result of a LivePerson stockholder approval termination event) or the date of such termination (in the case of an outside date termination event or a LivePerson breach termination event) and (b) within twelve months following such termination, LivePerson or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal. For purposes of the foregoing bullet, the term “Acquisition Proposal” shall have the meaning set forth in the section entitled “The Merger Agreement — No Solicitation; Change of Recommendation — Definition of Acquisition Proposal” beginning on page 87, except that references to “15%” and “85%” therein shall be deemed to be references to “50%.”

In no event will LivePerson be required to pay the termination fee on more than one occasion.

Certain Limitations and Other Agreements related to Termination Fee and Expenses Payable

LivePerson and SoundHound agreed that (i) in no event will LivePerson be required to pay the LivePerson termination fee on more than one occasion, (ii) the LivePerson termination fee constitutes liquidated damages and is not a penalty and (iii) no payment of the LivePerson termination fee shall be considered in lieu of, or a replacement or substitution for, damages incurred in the event of a willful and material breach of the Merger Agreement or fraud. If LivePerson fails to timely pay the termination fee when due, interest on the termination fee will accrue from the date of termination at the rate per annum published in The Wall Street Journal on the date that such payment was required to be made through the date such payment is actually received. Additionally, subject to certain limitations set forth in the Merger Agreement, LivePerson will be required to reimburse SoundHound’s out-of-pocket costs and expenses incurred in the collection of such overdue amounts.

Effect of Termination

In the event of the valid termination of the Merger Agreement pursuant to the provisions described in the section entitled “The Merger Agreement — Termination” beginning on page 94, written notice will be given by the terminating party to the other party specifying the provision(s) of the Merger Agreement pursuant to which such termination is made, and the basis therefor described in reasonable detail. In the event of the valid termination of the Merger Agreement, the Merger Agreement will be terminated and will become void and have no effect, without any liability or obligation on the part of SoundHound, LivePerson, Merger Sub I or Merger Sub II or their respective subsidiaries, officers, directors or representatives (subject to certain exceptions set forth in the Merger Agreement). Notwithstanding the foregoing, a valid termination of the Merger Agreement will not relieve any party for liabilities or damages incurred or suffered as a result of a willful and material breach of the Merger Agreement or fraud by such party.

Expenses

Except as otherwise provided in the Merger Agreement, whether or not the Mergers are completed, all fees and expenses incurred in connection with the preparation, negotiation and performance of the Merger Agreement and the consummation of the transactions contemplated thereby will be paid by the party incurring such expenses.

Specific Performance; Remedies

The parties to the Merger Agreement will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to specific performance of the terms thereof, in each case, in addition to any other remedy to which they are entitled at law or in equity. The parties have waived any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief, and have waived, in any action for specific performance, the defense of adequacy of a remedy at law. LivePerson’s or SoundHound’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of a breach of the Merger Agreement involving a willful and material breach.

No Third-Party Beneficiaries

Nothing in the Merger Agreement, express or implied, is intended to or confers upon any person other than SoundHound, LivePerson, Merger Sub I and Merger Sub II any right, benefit or remedy of any nature whatsoever under or by reason of the Merger Agreement, except the right of the indemnified persons to enforce the obligations described under “The Merger Agreement — Indemnification; Directors’ and Officers’ Insurance” beginning on page 91.

Amendment

The Merger Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective boards of directors at any time prior to the First Effective Time; however, after the LivePerson stockholders have approved the merger proposal, no amendment or waiver may be made that, pursuant to applicable law, requires further approval by the LivePerson stockholders unless such further approval is first obtained. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Governing Law

The Merger Agreement, and all claims or causes of action arising in connection with the Merger Agreement, are governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

CERTAIN AGREEMENTS RELATED TO THE TRANSACTIONS

This section describes the material terms of certain transaction documents related to the transactions contemplated by the Merger Agreement. The descriptions in this section and elsewhere in this proxy statement/prospectus are qualified in their entirety by reference to the complete text of the Notes Restructuring Agreement (as defined below) and Registration Rights Agreement (as defined below), copies of which are attached as Exhibits 10.1 and Exhibit 10.2, respectively, to this proxy statement/prospectus and are incorporated by reference herein in their entirety. These summaries does not purport to be complete and may not contain all of the information about the Notes Restructuring Agreement and Registration Rights Agreement that is important to you. You are encouraged to read the Notes Restructuring Agreement and Registration Rights Agreement carefully and their entirety.

Explanatory Note Regarding the Notes Restructuring Agreement and Registration Rights Agreement

The Notes Restructuring Agreement, Registration Rights Agreement and these summaries are included solely to provide you with information regarding the terms of such agreements. Factual disclosures about SoundHound, LivePerson, or any of their respective subsidiaries or affiliates contained in this proxy statement/prospectus or in SoundHound’s or LivePerson’s public reports filed with the SEC may supplement, update or modify the factual disclosures about SoundHound or LivePerson, as applicable, contained in the Notes Restructuring Agreement and Registration Rights Agreement. The representations, warranties and covenants made in the Notes Restructuring Agreement and Registration Rights Agreement by SoundHound and LivePerson, as applicable, were made solely for the purposes of such agreements and as of specific dates and were qualified and subject to important limitations agreed to by SoundHound and LivePerson in connection with negotiating the terms of such agreements. In particular, in your review of the representations and warranties contained in the Notes Restructuring Agreement, Registration Rights Agreement and described in these summaries, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to such agreements may have the right not to complete the transactions contemplated thereby if the representations and warranties of the other party or parties prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to such agreements, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since April 21, 2026. You should not rely on the representations, warranties or covenants contained in the Notes Restructuring Agreement or the Registration Rights Agreement or any descriptions thereof as characterizations of the actual state of facts of SoundHound, LivePerson or any of their respective subsidiaries or affiliates.

The Notes Restructuring Agreement

On April 21, 2026, concurrently with the execution and delivery of the Original Merger Agreement, SoundHound entered into a Notes Restructuring Agreement (the “Notes Restructuring Agreement”) with LivePerson and the Secured Holders, pursuant to which and on the terms and subject to the conditions thereof, among other things, the Secured Holders have agreed to release and deem satisfied the Secured Notes for the consideration contemplated thereby (the “Notes Restructuring Transactions”). As of the date of the Notes Restructuring Agreement, approximately $221.9 million in aggregate principal amount of First Lien Secured Notes and approximately $120.8 million in aggregate principal amount of Second Lien Secured Notes were outstanding.

Upon consummation of the Notes Restructuring Transactions, on the terms and subject to the conditions set forth in the Notes Restructuring Agreement, the First Lien Noteholder has agreed to accept, in full and complete satisfaction of all obligations of LivePerson to such holder, (a) a number of shares of SoundHound Common Stock equal to the quotient of (i) $178,007,733.68, divided by (ii) the SoundHound Closing Stock Price and (b) an amount in cash paid by LivePerson concurrently with Closing in the amount of (i) accrued and unpaid interest on the First Lien Secured Notes held by such holder, plus (ii) 65% of any LivePerson Excess Cash (defined as the difference of (1) the LivePerson Cash Balance, minus (b) the LivePerson Minimum Cash; provided that, if a negative number results from such calculation, “LivePerson Excess Cash” shall be $0).

Upon consummation of the Notes Restructuring Transactions, on the terms and subject to the conditions set forth in the Notes Restructuring Agreement, each Second Lien Noteholder has agreed to accept, in full and complete satisfaction of all obligations of LivePerson to such holder, such holder’s pro rata portion of (a) a number of shares of SoundHound Common Stock equal to the quotient of (i) $83,207,733.68, divided by (ii) the SoundHound Closing

Stock Price and (b) an amount in cash equal to (i) the principal amount of any 2026 Convertible Notes repurchased and retired by LivePerson between April 1, 2026 and the Closing, minus (ii) the amount of cash paid to repurchase such 2026 Convertible Notes, plus (iii) 35% of LivePerson Excess Cash.

The shares of SoundHound Common Stock to be issued in connection with the Notes Restructuring Transactions are expected to be issued in reliance on the exemption from registration pursuant to Section 4(a)(2) of the Securities Act.

The Notes Restructuring Agreement contains customary representations, warranties and covenants made by each of the parties, including, among others, that the shares of SoundHound Common Stock issued in connection with the Notes Restructuring Transactions will be eligible for resale pursuant to an effective registration statement filed by SoundHound with the SEC. The Secured Holders are required, among other things, not to solicit alternative business combinations or note restructuring transactions and not to engage in discussions or negotiations regarding an alternative business combination or note restructuring transaction.

The Notes Restructuring Agreement automatically terminates upon any termination of the Merger Agreement in accordance with its terms. Additionally, each of the parties may terminate the Notes Restructuring Agreement under specified circumstances, including if the Notes Restructuring Transactions are not completed on or prior to the fifth business day following the outside date. The First Lien Noteholder is entitled to terminate the Notes Restructuring Agreement upon (a) any failure by LivePerson to pay amounts due under the indenture or other agreements governing the First Lien Secured Notes or (b) a breach of certain provisions of the indenture governing the First Lien Secured Notes, in each case, subject to cure rights of LivePerson and SoundHound.

The Registration Rights Agreement

In connection with the Notes Restructuring Agreement, SoundHound will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with the holders of the Secured Notes, pursuant to which SoundHound has agreed to provide the holders of the Secured Notes with certain resale registration rights with respect to the shares of SoundHound Common Stock received by such holders pursuant to the Notes Restructuring Agreement (the “Registrable Securities”).

Pursuant to the Registration Rights Agreement, SoundHound is required to file a registration statement on Form S-3 on the date of the Registration Rights Agreement to register the Registrable Securities for resale on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (the “Shelf Registration Statement”) and to use its reasonable best efforts to maintain the effectiveness of the Shelf Registration Statement until the Registrable Securities cease to be Registrable Securities. If SoundHound is not eligible to use an automatically effective shelf registration statement, SoundHound is required to use its reasonable best efforts to cause the Shelf Registration Statement to be declared effective as soon as practicable. SoundHound is entitled to delay or suspend the use of the Shelf Registration Statement for up to 45 consecutive calendar days in certain circumstances, subject to a cap of 90 days and two suspensions in any 12-month period.

If the Shelf Registration Statement is not filed or declared effective within the applicable deadlines, or ceases to be effective or usable for a period in excess of any permitted suspension period (each, a “Registration Default”), SoundHound is required to pay to each holder, as liquidated damages, an amount equal to 1% of such holder’s pro rata portion of the applicable aggregate stock consideration amount for each 30-day period (or pro rata portion thereof) during which such Registration Default continues, subject to an aggregate cap of 3% of such holder’s applicable consideration amount.

The Registration Rights Agreement contains customary registration procedures, indemnification provisions and expense allocation provisions. SoundHound has agreed to bear all registration expenses, including certain expenses of counsel subject to a cap of $10,000 per holder (or per group of affiliated holders) for holders’ counsel fees. SoundHound has also agreed to use its reasonable best efforts to facilitate sales under Rule 144 and to remove restrictive legends from the Registrable Securities upon the occurrence of certain specified events. The registration rights may be assigned to affiliates or transferees of Registrable Securities, subject to execution of a joinder agreement and, for certain transfers, a minimum transfer value of $5,000,000.

The Registration Rights Agreement may not be amended without the written consent of SoundHound, Lynrock Lake Master Fund LP and holders owning a majority of Registrable Securities, and no amendment that disproportionately and adversely affects any individual holder is effective without that holder’s consent. The Registration Rights Agreement terminates automatically with respect to any holder when such holder no longer holds any Registrable Securities (as defined therein). The Registration Rights Agreement is governed by the laws of the State of Delaware.

INTERESTS OF LIVEPERSON’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGERS

In considering the recommendation of the LivePerson board of directors that LivePerson stockholders vote in favor of the adoption of the Merger Agreement, LivePerson stockholders should be aware that the directors and executive officers of LivePerson have potential interests in the Mergers that may be different from, or in addition to, the interests of LivePerson stockholders generally, including the treatment of their equity awards in connection with the transaction contemplated by the Merger Agreement, certain potential severance payments, and the right to continued indemnification and insurance coverage. The LivePerson board of directors was aware of these interests and considered them, among other matters, in making its recommendation that LivePerson stockholders vote in favor of the adoption of the Merger Agreement. These interests are described in more detail below, and certain of them are quantified in the narrative and tables below.

LivePerson’s non-employee directors since the beginning of the last fiscal year are as follows:

Name
James Miller
Dan Fletcher
Nathan “Tripp” Lane
Vanessa Pegueros
Karin-Joyce (K.J.) Tjon
Ryan Vardeman
William G. Wesemann
Anthony Zingale
Bruce Hansen
Jill Layfield

Any reference to “non-employee directors” of LivePerson in this proxy statement/prospectus shall be a reference to LivePerson’s non-employee directors set forth in the table above. Any reference to “current non-employee directors” of LivePerson in this proxy statement/prospectus shall be a reference to the non-employee directors above, other than Mr. Hansen and Ms. Layfield.

LivePerson’s executive officers since the beginning of the last fiscal year are as follows:

Name	Position
John Sabino	Chief Executive Officer
John D. Collins	Chief Financial Officer and Chief Operating Officer
Monica L. Greenberg	Chief Legal and Administrative Officer
Christopher Mina	Chief Technology and Product Officer
Jeffrey Ford	Former Chief Accounting Officer

Any reference to “executive officers” of LivePerson in this proxy statement/prospectus shall be a reference to LivePerson’s executive officers set forth in the table above. Any reference to “current executive officers” of LivePerson in this proxy statement/prospectus shall be a reference to the executive officers above, other than Mr. Ford.

Equity Compensation Awards

Treatment of Outstanding LivePerson Equity Awards

The treatment of LivePerson equity awards in the Mergers is described under the section entitled “The Merger Agreement — Treatment of LivePerson Equity Awards in the Mergers” beginning on page 75.

Summary of Outstanding LivePerson Equity Awards

None of LivePerson’s non-employee directors or executive officers hold In-the-Money Options, and Mr. Hansen, Ms. Layfield, Mr. Ford, and Mr. Zingale do not hold LivePerson equity awards. The following table sets forth the number of shares of LivePerson Common Stock subject to LivePerson RSUs held by the current non-employee directors and current executive officers as of June 25, 2026. The following table also sets forth the estimated value of LivePerson RSUs held by LivePerson’s current non-employee directors and current executive officers, assuming that the price per share of LivePerson Common Stock was $2.71 (the average closing market price of LivePerson Common Stock over the first five business days following the first public announcement of the transaction on April 21, 2026). The amounts shown in the table below do not attempt to forecast any grants or forfeitures of LivePerson equity awards following the date of this proxy statement/prospectus. All dollar amounts have been rounded to the nearest whole dollar.

Name	Number of Shares Subject to LivePerson RSU Awards (#)	Estimated Value of LivePerson RSU Awards ($)
James Miller	13,333	36,132
Dan Fletcher	13,333	36,132
Nathan “Tripp” Lane	23,350	63,279
Vanessa Pegueros	13,333	36,132
Karin-Joyce (K.J.) Tjon	13,333	36,132
Ryan Vardeman	23,350	63,279
William G. Wesemann	13,333	36,132
John Sabino	135,271	366,584
John D. Collins	84,053	227,784
Monica L. Greenberg	44,651	121,004
Christopher Mina	43,000	116,530

Employment Agreements

LivePerson has entered into employment agreements with each of Messrs. Sabino, Collins, and Mina and Ms. Greenberg that provide for certain severance benefits, and, for Mr. Mina, a transaction bonus. None of LivePerson’s non-employee directors or other executive officers have similar rights.

For an estimate of the value of the amounts that would be payable to Messrs. Sabino, Collins, and Mina pursuant to their employment agreements, assuming solely for purposes of this transaction-related compensation disclosure that the Closing Date occurred on June 30, 2026 (the assumed Closing Date solely for purposes of this transaction-related compensation disclosure), and each experienced a qualifying termination of employment on such date, see the section entitled “Interests of LivePerson’s Directors and Executive Officers in the Mergers — Quantification of Potential Payments to LivePerson’s Named Executive Officers in Connection with the Mergers” beginning on page 102.

John Sabino

Under the terms of his employment agreement, if Mr. Sabino is terminated by LivePerson without Cause or if he resigns for Good Reason (as such terms are defined in his employment agreement), then, subject to his execution of a general release of claims in favor of LivePerson, he will be entitled to the following severance benefits: (i) continued payment of his base salary for 18 months, (ii) an amount equal to Mr. Sabino’s target annual bonus opportunity for the year of termination, which will be prorated based on the number of days worked during the year of termination, unless the relevant termination event occurs within the three months prior to or during the 12 months following a Change in Control (as defined in his employment agreement), in which case, the amount will not be prorated, (iii) if the prior year’s annual bonus has been earned but not yet paid at the time of termination, payout of the annual bonus amount that would have been paid in the normal course had the termination of employment not occurred, (iv) reimbursement for the differential cost of continuation of his then-current health insurance benefits for Mr. Sabino and his covered dependents under COBRA (provided that Mr. Sabino timely elects COBRA) for a period of 18 months, and (v) if the relevant termination event occurs during the three months prior to or during the 12 months following a Change in Control, (A) all time-based equity awards outstanding as of the date of termination will fully vest, and (B) the treatment of any performance-based equity awards will be determined in accordance with the terms of the applicable award’s grant agreement.

John D. Collins

Under the terms of his employment agreement, if Mr. Collins’ employment is terminated by LivePerson without Cause or by Mr. Collins for Good Reason (as defined in his employment agreement), in either case, within the three-month period immediately prior to or the 12-month period immediately following a Change of Control (as defined in his employment agreement), then, subject to his execution of a general release of claims in favor of LivePerson, he will be entitled to the following severance benefits: (i) continued payment of his base salary for 12 months, (ii) reimbursement for the differential cost of continuation of his then-current health insurance benefits under COBRA (provided that Mr. Collins timely elects COBRA) for a period of 12 months, (iii) a bonus payment equal to his target bonus for the prior completed fiscal year (if not yet paid), (iv) a bonus payment equal to his target bonus prorated for the number of months Mr. Collins was employed during the then-current fiscal year prior to termination, (v) immediate vesting, as of the termination date, of any outstanding unvested options and any other unvested equity awards held by Mr. Collins at the time of termination, and (vi) any vested options will remain exercisable until the earlier of 90 days following his termination and the original expiration date of the applicable option.

Christopher Mina

Under the terms of his employment agreement, if Mr. Mina’s employment is terminated by LivePerson without Cause or by Mr. Mina for Good Reason (as defined in his employment agreement), in either case, within the three-month period immediately prior to or the 12-month period immediately following a Change of Control (as defined in his employment agreement), then, subject to his execution of a general release of claims in favor of LivePerson, he will be entitled to the following severance benefits: (i) continued payment of his base salary for six months, (ii) reimbursement for the differential cost of continuation of his then-current health insurance benefits under COBRA (provided that Mr. Mina timely elects COBRA) for a period of six months, (iii) a bonus payment equal to his target bonus for the prior completed fiscal year (if not yet paid), (iv) immediate vesting, as of the termination date, of any outstanding unvested options and any other unvested equity awards held by Mr. Mina at the time of termination, and (v) any vested options will remain exercisable until the earlier of 90 days following his termination and the original expiration date of the applicable option.

Mr. Mina is also eligible to receive a $250,000 transaction bonus upon the Closing, subject to his continued employment through the Closing.

Monica L. Greenberg

Under the terms of her employment agreement, if Ms. Greenberg’s employment is terminated by LivePerson without Cause or by Ms. Greenberg for Good Reason, in either case, within the three-month period immediately prior to or the 12-month period immediately following a Change of Control (as such terms are defined in her employment agreement), then, subject to her execution of a general release of claims in favor of LivePerson, she will be entitled to the following severance benefits: (i) a lump-sum payment equal to her then-current base salary for a period of nine months, (ii) all unvested equity awards granted under LivePerson’s equity plan will automatically and immediately vest and become exercisable upon such termination and remain exercisable until the earlier of the first anniversary of such termination or the expiration of the award term, (iii) reimbursement for the differential cost of continuation of her then-current health insurance benefits under COBRA (provided that Ms. Greenberg timely elects COBRA) for a period of six months, and (iv) if such termination occurs on or before the date that bonuses are paid for a completed fiscal year prior to termination, a payment equal to the bonus she would have received for that prior completed fiscal year had she remained employed on the applicable LivePerson payout date.

The estimated value of the cash severance that would become payable under Ms. Greenberg’s employment agreement is $337,500, assuming she experienced a qualifying termination of employment on June 30, 2026 (the assumed Closing Date solely for purposes of this transaction-related compensation disclosure).

Arrangements with SoundHound

As of the date of this proxy statement/prospectus, none of LivePerson’s non-employee directors or executive officers has entered into any arrangements with SoundHound or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, the surviving corporation or any of its affiliates.

Other Interests of Directors

Palogic Value Fund, LP, which is managed by an entity co-founded by Mr. Vardeman and for which he serves as a principal, owns (i) approximately $3.9 million of 2026 Convertible Notes, and (ii) approximately $3.3 million principal amount of Second Lien Secured Notes. Mr. Vardeman disclaims beneficial ownership of these notes, except to the extent of his pecuniary interest therein, if any.

Quantification of Potential Payments to LivePerson’s Named Executive Officers in Connection with the Mergers

As required by Item 402(t) of Regulation S-K, the following table sets forth, for LivePerson’s named executive officers, compensation that is based on or otherwise relates to the Mergers and that may become payable to or realized by such individuals following certain termination of employment events that occur following the Closing. For purposes of this proxy statement/prospectus, the named executive officers include Messrs. Sabino, Collins, and Mina.

The estimated potential payments in the table below are based on the following assumptions: (i) a per-share price for LivePerson Common Stock equal to $2.71 (the average closing market price of LivePerson Common Stock over the first five business days following the first public announcement of the transaction contemplated by the Original Merger Agreement on April 21, 2026); (ii) each named executive officer’s base salary, target bonus level, and equity award holdings as of June 25, 2026; and (iii) that each named executive officer’s employment is terminated by LivePerson without cause on June 30, 2026 (the assumed Closing Date solely for purposes of this transaction-related compensation disclosure). Depending on when the Closing occurs, certain LivePerson RSU Awards that are now unvested and included in the table below may vest pursuant to their terms based on the completion of continued service with LivePerson, independent of the Mergers. Further, the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus, and do not reflect certain compensation actions that may occur before Closing. As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below. All dollar amounts have been rounded to the nearest whole dollar.

Golden Parachute Compensation

Name	Cash(1) ($)	Equity(2) ($)	Perquisites/ Benefits(3) ($)	Total ($)
John Sabino	1,375,000	366,584	55,705	1,797,289
John D. Collins	695,625	227,784	30,235	953,644
Christopher Mina	500,000	116,530	15,118	631,648

____________

(1)      As described in the subsection entitled “Employment Agreements” above, the named executive officers are each eligible for cash severance benefits pursuant to their respective employment agreements, subject to their execution and non-revocation of a release of claims. The amounts in this column, other than Mr. Mina’s transaction bonus, are “double-trigger” payments that may be made under the employment agreements, as they will only become payable in the event of a qualifying termination that occurs in connection with the Closing. Below is a breakdown of each component of the cash severance benefits reflected in the table above.

Name	Annual Base Salary ($)	Months of Severance (#)	Salary Severance ($)	2026 Target Bonus (%)	2026 Target Bonus ($)	Bonus Severance ($)	Total Cash Severance (sum of (d) and (g)) ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
John Sabino	550,000	18	825,000	100	550,000	550,000	1,375,000
John D. Collins	525,000	12	525,000	65	341,250	170,625	695,625
Christopher Mina	500,000	6	250,000	n/a	n/a	n/a	250,000

          In addition, Mr. Mina is eligible to receive a $250,000 transaction bonus upon the Closing, subject to his continued employment through the Closing. Mr. Mina’s transaction bonus is a “single-trigger” payment, as it will become payable in connection with the Closing and is not conditioned upon his qualifying termination.

(2)      Represents the value of shares of LivePerson Common Stock subject to LivePerson RSUs that would accelerate on a “double-trigger” basis in connection with the named executive officer’s qualifying termination following Closing, as described in the subsection entitled “Employment Agreements” above. For a summary of the treatment of LivePerson RSUs, see the section entitled “The Merger Agreement — Treatment of LivePerson Equity Awards in the Mergers” beginning on page 75.

(3)      As described in the subsection entitled “Employment Agreements” above, the named executive officers are eligible for reimbursement for the differential cost of continuation of their health insurance benefits under COBRA (provided that they timely elect COBRA and they execute and do not revoke a release of claims) for a period of 18, 12, and six months for Messrs. Sabino, Collins, and Mina, respectively. The amounts in this column are “double-trigger” payments that may be made under the employment agreements, as they will only become payable in the event of a qualifying termination that occurs in connection with the Closing.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, LivePerson’s non-employee directors and executive officers will be entitled to certain ongoing indemnification and insurance coverage for a period of six years following the Closing under the director’s and officer’s liability insurance policies of LivePerson. For additional information with respect to the indemnification and insurance coverage, see the section of this proxy statement/prospectus entitled “The Merger Agreement — Indemnification; Directors’ and Officers’ Insurance” beginning on page 91.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (each as defined below) who exchange shares of LivePerson Common Stock for cash or shares of SoundHound Common Stock in the Mergers. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, each in effect as of the date of this proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect. SoundHound and LivePerson have not sought, and do not intend to seek, a ruling from the IRS or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary applies only to Holders (as defined below) of LivePerson Common Stock who hold their LivePerson Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to a Holder in light of its particular circumstances, or that may apply to a Holder subject to special treatment under U.S. federal income tax laws (e.g., regulated investment companies, real estate investment trusts, mutual funds, controlled foreign corporations, foreign controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, government organizations, tax-exempt organizations, retirement plans or other tax-deferred accounts, a corporation that accumulates earnings to avoid U.S. federal income tax, stockholders that are, or hold LivePerson Common Stock through, a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes), U.S. Holders whose functional currency is not the United States dollar, dealers or brokers in stocks, securities, commodities or foreign currency, dealers or traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons that own or have owned (or are deemed to own or to have owned under certain constructive ownership rules) 5% or more (by vote or value) of the outstanding shares of LivePerson Common Stock, stockholders holding LivePerson Common Stock as part of a straddle, hedging, constructive sale or conversion transaction or other risk reduction transaction or integrated instrument, stockholders that purchase or sell LivePerson Common Stock as part of a wash sale for tax purposes, accrual-method taxpayers subject to special tax accounting rules under Section 451(b) of the Code, stockholders holding LivePerson Common Stock as qualified small business stock for purposes of Sections 1045 and/or 1202 of the Code or as “Section 1244 stock”, and stockholders who received their LivePerson Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation). In addition, this discussion does not address any state, local or non-U.S. tax consequences, any considerations with respect to any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith and any laws, regulations or practices adopted in connection with any such agreement), the Medicare contribution tax applicable to net investment income of certain non-corporate Holders of LivePerson Common Stock, or the alternative minimum tax.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of LivePerson Common Stock that is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have authority to control all of the trust’s substantial decisions or (B) it has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of LivePerson Shares that is neither a U.S. Holder nor a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

The term “Holder” or “Holders” means a U.S. Holder or a Non-U.S. Holder.

If a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes is the beneficial owner of LivePerson Common Stock, the tax treatment of its partners or members generally will depend upon the status of the partner or member, the partnership’s activities, and certain determinations made at the partner or member level. Accordingly, partnerships that beneficially own LivePerson Common Stock, and partners or members in such partnerships, are urged to consult their own tax advisors regarding the specific U.S. federal income tax consequences to them of the Mergers.

This summary is for general informational purposes only and is not tax advice. Because individual circumstances may differ, each Holder of LivePerson Common Stock should consult its own tax advisor as to the applicability and effect of the rules summarized below and the particular tax consequences of the Mergers to it, including tax reporting requirements, and the applicability and effect of any U.S. federal, state, local, and non-U.S. tax laws.

Consequences of the Mergers to U.S. Holders and Non-U.S. Holders

For U.S. federal income tax purposes, the exchange by a Holder of shares of LivePerson Common Stock for cash or shares of SoundHound Common Stock (and the receipt of cash in lieu of any fractional shares of SoundHound Common Stock) pursuant to the Mergers is intended to be treated as a taxable sale described in Section 1001 of the Code.

Assuming the exchange of shares of LivePerson Common Stock for cash or shares of SoundHound Common Stock (and the receipt of cash in lieu of any fractional shares of SoundHound Common Stock) pursuant to the Mergers is treated for U.S. federal income tax purposes as a taxable sale described in Section 1001, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the cash received, or the fair market value as of the Closing Date of the SoundHound Common Stock received (including any cash received in lieu of any fractional shares of SoundHound Common Stock), as applicable, and (ii) the U.S. Holder’s adjusted tax basis in its shares of LivePerson Common Stock. A U.S. Holder’s adjusted tax basis in its shares of LivePerson Common Stock will generally equal the price the U.S. Holder paid for such shares.

Any capital gain or loss recognized will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares of LivePerson Common Stock exceeds one year as of the Closing Date. Long-term capital gain recognized by certain non-corporate U.S. Holders, including individuals, is currently taxed at preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of shares of LivePerson Common Stock (that is, shares of LivePerson Common Stock acquired at the same cost in a single transaction) exchanged pursuant to the Mergers.

A U.S. Holder’s tax basis in the shares of SoundHound Common Stock received in the First Merger generally will equal the fair market value as of the Closing Date of such shares. A U.S. Holder’s holding period in the shares of SoundHound Common Stock received in the First Merger generally will begin on the day following the Closing Date.

A U.S. Holder who receives cash in lieu of any fractional shares of SoundHound Common Stock may be treated as if such U.S. Holder had received such fractional share of SoundHound Common Stock pursuant to the First Merger and as if such fractional share of SoundHound Common Stock had then been redeemed for cash by SoundHound. Such redemption generally would be treated as a distribution in exchange for such U.S. Holder’s fractional share generally resulting in such U.S. Holder recognizing gain or loss equal to the difference, if any, between the amount of cash received and the tax basis in such fractional share, determined as described above (unless the receipt of cash has the effect of a distribution of a dividend under applicable provisions of the Code, in which case such cash received would be treated as a dividend to the extent of such U.S. Holder’s ratable share of the earnings and profits of SoundHound, as determined for U.S. federal income tax purposes, with any amount not treated as a dividend for U.S. federal income tax purposes first constituting a return of capital and reducing (but not below zero) such U.S. Holder’s tax basis in its SoundHound Common Stock and any excess treated as capital gain).

Subject to the discussion under “Information Reporting and Backup Withholding” below, any gain realized by a Non-U.S. Holder upon exchange of shares of LivePerson Common Stock for cash or shares of SoundHound Common Stock (and the receipt of cash in lieu of any fractional shares of SoundHound Common Stock) pursuant to the Mergers generally will not be subject to U.S. federal income tax unless:

•        such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the Non-U.S. Holder generally will be taxed on a net income basis generally in the same manner as a U.S. Holder, except that if the Non-U.S. Holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate) on such effectively connected gain, as adjusted for certain items;

•        such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the Closing Date, as the case may be, and certain other conditions are met, in which case such Non-U.S. Holder generally will be subject to a 30% U.S. federal income tax (or a lower rate under an applicable income tax treaty) on such gain; or

•        LivePerson Common Stock constitutes a “United States real property interest” (a “USRPI”) by reason of LivePerson’s status as a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes. LivePerson believes that it will not have been a USRPHC at any time within the five-year period ending on the Closing Date. Even if LivePerson were a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of shares of LivePerson Common Stock will not be subject to U.S. federal income tax imposed on the disposition of a USRPI if such stock is “regularly traded,” as defined by applicable U.S. Treasury regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of such stock throughout the shorter of the five-year period ending on the Closing Date or the Non-U.S. Holder’s holding period, or if another exception from these rules under the Code applies.

As discussed above, in certain circumstances, the receipt of cash in lieu of a fractional share of SoundHound Common Stock pursuant to the First Merger could be treated as a dividend. For a Non-U.S. Holder, any amount so treated generally would be subject to U.S. withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) unless such dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States). Accordingly, an applicable withholding agent may withhold at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) on any cash in lieu of any fractional shares received by a Non-U.S. Holder pursuant to the First Merger.

Information Reporting and Backup Withholding

Information reporting generally will apply to the receipt of cash or SoundHound Common Stock by a Holder in exchange for LivePerson Common Stock (and the receipt of cash in lieu of any fractional shares of SoundHound Common Stock) pursuant to the Mergers, unless such Holder is an entity that is exempt from information reporting and, when required, properly demonstrates its eligibility for exemption. The receipt of cash or shares of SoundHound Common Stock by a Holder in exchange for shares of LivePerson Common Stock pursuant to the Mergers generally will also be subject to backup withholding (currently, at a rate of twenty-four percent (24%)), unless (i) in the case of a U.S. Holder, such U.S. Holder provides the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption and (ii) in the case of a Non-U.S. Holder, such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. Holders are urged to consult their own tax advisors to determine which IRS Form W-8 is appropriate.

Certain Holders of shares of LivePerson Common Stock (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Holder’s U.S. federal income tax liability if the required information is properly and timely furnished by such Holder to the IRS.

THE FOREGOING DOES NOT SUMMARIZE ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF SOUNDHOUND AND
STOCKHOLDERS OF LIVEPERSON

SoundHound and LivePerson are both incorporated under the laws of the State of Delaware. Upon completion of the Mergers, the certificate of incorporation and bylaws of Merger Sub II in effect immediately prior to the Second Effective Time will be the certificate of incorporation and bylaws of the combined company. The rights of LivePerson stockholders who receive shares of SoundHound Common Stock as a result of the First Merger will be governed by the DGCL, the SoundHound charter and the SoundHound bylaws. The following discussion summarizes certain material differences between the rights of holders of LivePerson Common Stock and SoundHound Common Stock resulting from the differences in their governing documents.

This discussion does not purport to be a complete statement of the rights of holders of SoundHound Common Stock under the DGCL, the SoundHound charter and the SoundHound bylaws or the rights of holders of LivePerson Common Stock under the DGCL, the LivePerson charter and the LivePerson bylaws, and is qualified in its entirety by reference to the governing corporate documents of SoundHound and LivePerson and applicable law. For more information, see “Where You Can Find More Information,” beginning on page 124.

SoundHound	LivePerson
Capital Stock

The SoundHound charter authorizes 800,000,000 shares of capital stock, consisting of 755,000,000 shares of Class A Common Stock, 44,000,000 shares of Class B Common Stock and 1,000,000 shares of Preferred Stock, each with a par value of $0.0001 per share. The SoundHound board of directors is authorized, subject to Delaware law, to issue Preferred Stock in one or more series and to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions of each such series by certificate of designation. The SoundHound charter provides that the number of SoundHound’s authorized shares of Preferred Stock may also be increased or decreased by the then-outstanding shares of capital stock of SoundHound entitled to vote thereon, without a separate vote of the holders of the Preferred Stock or any series thereof, unless a vote of any such holders is required under the terms of any certificate of designation designating a series of Preferred Stock. As of the Record Date, there were 403,138,772 shares of Class A Common Stock, 32,535,408 shares of Class B Common Stock and zero shares of Preferred Stock outstanding.

The LivePerson charter authorizes 20,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, each with a par value of $0.001 per share. The LivePerson board of directors is authorized, subject to Delaware law, to issue Preferred Stock in series, and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof by certificate of designation. As of the Record Date, there were 12,332,427 shares of LivePerson Common Stock and zero shares of Preferred Stock outstanding.

Board of Directors

The SoundHound charter provides that the number of directors will be fixed solely and exclusively by resolution of the SoundHound board of directors, subject to the rights of the holders of any series of Preferred Stock. Directors are elected at each annual meeting for terms expiring at the succeeding annual meeting and hold office until their successors are elected and qualified, or until their earlier death, resignation or removal. The SoundHound bylaws provide that the board will consist of not fewer than one and not more than nine directors, with the exact number fixed from time to time by the board of directors, and that directors need not be SoundHound stockholders.

The LivePerson charter provides that the number of directors will be not less than 3 and not more than 15 (exclusive of directors, if any, to be elected by holders of Preferred Stock, voting separately as a class). The LivePerson board of directors is divided into 3 classes: Class I, Class II, and Class III, each of which to be as nearly equal in number as possible. The LivePerson bylaws provide that the directors are elected for a term of 3 years and hold office until their successors are elected and qualified. Directors need not be LivePerson stockholders.

SoundHound	LivePerson
Removal of Directors

Subject to the rights of the holders of any series of Preferred Stock, SoundHound directors may be removed either for or without cause by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock of SoundHound entitled to vote generally in the election of directors, voting together as a single class. The SoundHound bylaws similarly provide that directors may be removed by a majority of the voting power of the holders of SoundHound’s outstanding shares then entitled to vote in an election of directors, except that if the board is classified, removal may be effected only for cause. In the event that a director is removed, a new director may be elected at the same time for the unexpired portion of the full term of the director who was previously removed.

The LivePerson charter provides that the LivePerson directors may be removed at any time, but only for cause, by the affirmative vote of 66.67% of the outstanding shares of capital stock entitled to vote generally in the election of directors.

Filling Vacancies on the Board of Directors

Subject to the rights of holders of any series of Preferred Stock, newly created directorships and vacancies on the SoundHound board, including unfilled vacancies resulting from removal, may be filled only by the vote of a majority of the remaining directors then in office, even if less than a quorum, or by the sole remaining director. Subject to the rights of holders of any series of Preferred Stock, a director elected to fill a vacancy resulting from the death, resignation or removal of a director will serve for the remainder of the full term of the director whose death, resignation or removal created the vacancy and until such director’s successor has been elected and qualified.

Vacancies and newly created directorships resulting from any increase in the number of authorized directors may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum, or by the sole remaining director. A director elected to fill such vacancy will hold office until the next annual election at which such director’s class is to be elected and until their successors are duly elected and shall qualify.

Amendment of Certificate of Incorporation

SoundHound reserves the right to amend, alter, change or repeal any provision of its charter in the manner prescribed by the charter and the DGCL. However, subject to the provisions in the SoundHound charter governing authorized share changes and Preferred Stock, no provision of Article IV, Article V, Article VI, Section 7.1, Section 7.3, Article VIII, Article IX or Article X may be amended, repealed or altered, and no bylaw inconsistent with the provisions of those Articles or Sections may be adopted, unless such change is approved by the affirmative vote of holders of at least a majority of the voting power of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class, in addition to any other vote required by law or the charter. SoundHound has opted out of separate class votes under DGCL Section 242(b)(2) for increases or decreases in authorized shares of Class A Common Stock or Class B Common Stock, and has elected to be governed by DGCL Section 242(d).

LivePerson reserves the right to amend, alter, change or repeal any provision of its charter in a manner prescribed by the charter. However, the provisions set forth in Article V, Article VI, Article VII, Article VIII, Article IX and Article X may not be repealed, altered, amended or rescinded in any respect unless such change is approved by the affirmative vote of the holders of at least 66.67% of the outstanding shares of capital stock entitled to vote generally in the election of directors (considered for this purpose as a single class) cast at a meeting of stockholders called for that purpose.

SoundHound	LivePerson
Amendment of Bylaws

SoundHound’s board of directors is expressly authorized to make, alter and repeal the bylaws, subject to the limitations in the charter. SoundHound stockholders may adopt, amend, alter or repeal the bylaws by the affirmative vote of holders of at least a majority of the voting power of all then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class, in addition to any vote required by law, the charter or any Preferred Stock designation. No bylaw adopted by stockholders will invalidate any prior board action that would have been valid if such bylaw had not been adopted.

The LivePerson board of directors is expressly authorized to adopt, repeal, alter, amend and rescind the LivePerson bylaws by the affirmative vote of at least 66.67% of the board of directors. LivePerson stockholders may repeal, alter, amend or rescind the LivePerson bylaws by the affirmative vote of at least 66.67% of the outstanding shares of capital stock entitled to vote generally in the election of directors (considered for this purpose as a single class) cast at a meeting of stockholders called for that purpose.

Notice of Meetings of Stockholders

The SoundHound bylaws provide that written notice of an annual meeting stating the place, date and hour of the meeting must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the annual meeting. For special meetings, written notice stating the time, place and purpose or purposes of the meeting must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the meeting date. Business transacted at a special meeting is limited to the purposes stated in the notice. The holders of a majority of the voting power of SoundHound’s stock issued and outstanding and entitled to vote shall constitute a quorum at all meetings of the stockholders for the transaction of business.

The LivePerson bylaws provide that written notice of an annual meeting stating the place, date and hour of the meeting shall be given to each LivePerson stockholder entitled to vote not fewer than 10 nor more than 60 days before the date of the meeting. For special meetings, written notice stating the place, date, hour and purpose or purposes of the meeting shall be given not fewer than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The holders of a majority of the voting power of LivePerson’s stock issued and outstanding and entitled to vote shall constitute a quorum at all annual meetings of the stockholders for the transaction of business. The holders of at least 33.333% of the voting power of LivePerson’s stock issued and outstanding and entitled to vote shall constitute a quorum at all special meetings of the stockholders for the transaction of business.

Right to Call Special Meeting of Stockholders

The SoundHound charter provides that, subject to the rights of the holders of any series of Preferred Stock and applicable law, special meetings of SoundHound stockholders may be called only by the Chairman of the SoundHound board of directors, the Chief Executive Officer or the board of directors pursuant to a resolution adopted by a majority of the board, and stockholders are specifically denied the ability to call a special meeting.

The LivePerson bylaws provide that special meetings of stockholders, for any purpose or purposes, may only be called by the Chairman of the LivePerson board of directors or the President, and special meetings shall be called by the Chairman of the board of directors, the President or the Secretary, at the written request two-thirds of the LivePerson board of directors. LivePerson stockholders do not have the right to call a special meeting.

Nominations and Proposals by Stockholders

The SoundHound bylaws provide that business may be brought before an annual meeting only if specified in the meeting notice, otherwise brought before the meeting by or at the direction of the SoundHound board of directors, or otherwise properly brought by a stockholder who gives timely written notice to SoundHound’s Secretary. To be timely, a stockholder proposal notice generally must be delivered to or mailed and received at SoundHound’s principal executive offices not less than 60 nor more than 90 days before the meeting, except that if less than 70 days’ notice or prior public disclosure of the meeting date is given, notice must be received by the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed, or such public disclosure was made, whichever first occurs.

The LivePerson bylaws provide that business may be brought before an annual meeting only if specified in the meeting notice, otherwise brought before the meeting by or at the direction of the LivePerson board of directors, or otherwise properly brought by a LivePerson stockholder who gives timely written notice to LivePerson’s Secretary. To be timely, a stockholder proposal notice must be delivered to the Secretary at the principal executive offices not less than 90 nor more than 120 days before the first anniversary of the preceding year’s annual meeting, except that if the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by a stockholder must be delivered no earlier than 120 days before the meeting and no later than 90 days prior to the meeting or the close of business on the 10th day following the public disclosure of the meeting date.

SoundHound	LivePerson
Proxy Access
The SoundHound bylaws do not provide stockholders with proxy access rights permitting stockholder nominees to be included in SoundHound’s proxy materials.	The LivePerson bylaws do not provide LivePerson stockholders with proxy access rights permitting stockholder nominees to be included in LivePerson proxy materials.
Indemnification of Officers, Directors and Employees

The SoundHound charter provides that SoundHound will, to the fullest extent permitted by Section 145 of the DGCL, indemnify all persons whom it may indemnify under that section. The charter also provides that expenses incurred by an officer or director in defending an action, suit, or proceeding for which such officer or director may be entitled to indemnification will be paid by SoundHound in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by such officer or director to repay such amounts if it is ultimately determined that the person is not entitled to indemnification. The bylaws provide indemnification for directors, officers, employees and agents regarding expenses, judgments, and amounts incurred in connection with a proceeding if they acted in good faith and in a manner they reasonably believed to be not opposed to the best interests of SoundHound, and with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. A director of SoundHound will not be personally liable to SoundHound or its stockholders for monetary damages for breach of fiduciary duty, except for liability arising from a breach of the director’s duty of loyalty, for actions taken not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the DGCL, or for any transaction from which the director derived an improper personal benefit. Officers of SoundHound will not be personally liable to SoundHound or its stockholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

The LivePerson charter provides that LivePerson may, to the fullest extent permitted by Section 145 of the DGCL, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of LivePerson, or is or was serving at the request of LivePerson as a director, officer or trustee of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. Indemnification may include payment of expenses in advance of the final disposition of a proceeding upon receipt of an undertaking by such director or officer to repay such amounts if it is ultimately determined that such person is not entitled to indemnification. No director of LivePerson shall be personally liable to LivePerson or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that the DGCL prohibits the elimination or limitation of such liability. The LivePerson charter also permits LivePerson to purchase and maintain directors’ and officers’ liability insurance.

Voting Rights

Except as otherwise provided by the SoundHound charter or applicable law, holders of Class A Common Stock and Class B Common Stock vote together as a single class on all matters, including director elections. Except as otherwise required by law, holders of shares of Class A Common Stock and Class B Common Stock are not entitled to vote on any amendment to the SoundHound charter that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled to vote thereon. Each share of Class A Common Stock carries one vote, and each share of Class B Common Stock carries ten votes.

Each holder of LivePerson Common Stock is entitled to one vote in respect of each share of stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of Preferred Stock shall vote together with holders of LivePerson Common Stock as a single class, subject to any special or preferential voting rights of any then outstanding Preferred Stock. There is no cumulative voting.

SoundHound	LivePerson
Special Vote Requirements for Certain Transactions

The SoundHound charter provides that shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are proportionately subdivided, combined or reclassified in a way that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock, unless a different or disproportionate treatment is approved by holders of a majority of the voting power all then-outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class. In a merger, consolidation or substantially similar transaction, distributions or payments must be made ratably on a per-share basis among the holders of Class A Common Stock and Class B Common Stock as a single class, unless the only difference is that securities distributed on Class B shares have ten times the voting power of securities distributed on Class A shares or the transaction is approved by holders of a majority of the voting power of all then-outstanding shares of each class, each voting separately.

The LivePerson charter does not otherwise impose a higher vote standard for approval of mergers or consolidations beyond the requirements of the DGCL.
Renouncement of Corporate Opportunities

In its charter, SoundHound renounces any interest or expectancy in certain “Included Opportunities,” and the corporate opportunity doctrine does not apply to SoundHound or to directors who are not also officers with respect to such Included Opportunities. “Included Opportunities” include business opportunities relating to conversational intelligence, voice artificial intelligence, voice interaction technology, automated voice technology, voice-enable products, voice-enable computing or voice-enable technologies, unless the opportunity is presented to an outside director of SoundHound solely in that person’s capacity as a SoundHound director.

Neither the LivePerson charter nor bylaws provides for the renouncement of corporate opportunities.
Statutory Approval of a Merger

Under Section 251 of the DGCL, subject to certain exceptions, a merger generally must be approved by the board of directors and by the affirmative vote of holders of at least a majority of the outstanding shares entitled to vote, unless the corporation’s charter requires a higher vote. The SoundHound charter does not impose a higher vote standard for approval of mergers, but it does require separate Class A and Class B approval for certain disparate merger or consolidation consideration, as described above.

Under Section 251 of the DGCL, subject to certain exceptions, a merger generally must be approved by the board of directors and by the affirmative vote of holders of at least a majority of the outstanding shares entitled to vote, unless the corporation’s charter requires a higher vote. The LivePerson charter does not impose a higher vote standard for approval of mergers beyond the requirements of the DGCL.

Stockholder Action Without a Meeting

The SoundHound charter provides that, unless otherwise provided in the bylaws, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent. The SoundHound bylaws provide that, unless otherwise provided by the charter or by board resolution, no action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting.

The LivePerson charter provides that the LivePerson stockholders may not take any action by written consent in lieu of a meeting.

SoundHound	LivePerson
Appraisal Rights

Appraisal rights of SoundHound stockholders are governed by Section 262 of the DGCL. Under Section 262, a stockholder may be entitled to appraisal in certain mergers or consolidations if the stockholder has not voted in favor of, or consented in writing to, the transaction and otherwise complies with the statutory procedures. However, appraisal rights are generally unavailable for shares listed on a national securities exchange or held by more than 2,000 holders where the merger consideration consists only of qualifying stock, cash in lieu of fractional shares or a permitted combination of the foregoing, subject to statutory exceptions.

Appraisal rights of LivePerson stockholders are governed by Section 262 of the DGCL. Under Section 262, a stockholder may be entitled to appraisal in certain mergers or consolidations if the stockholder has not voted in favor of, or consented in writing to, the transaction and otherwise complies with the statutory procedures. However, appraisal rights are generally unavailable for shares listed on a national securities exchange or held by more than 2,000 holders where the merger consideration consists only of qualifying stock, cash in lieu of fractional shares or a permitted combination of the foregoing, subject to statutory exceptions.

Forum Selection

Unless SoundHound consents in writing to an alternative forum, the Court of Chancery of the State of Delaware is, to the fullest extent permitted by law, the sole and exclusive forum for derivative actions, fiduciary duty claims, claims arising under the DGCL or the SoundHound charter or bylaws, and claims governed by the internal affairs doctrine, subject to specified exceptions. The forum selection provision does not apply to suits brought to enforce duties or liabilities under the Exchange Act or other claims within exclusive federal jurisdiction. Unless SoundHound consents in writing to another forum, the federal district courts of the United States are the exclusive forum for Securities Act claims.

Unless LivePerson consents in writing to an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, any other state or federal court located within the State of Delaware with jurisdiction) is, to the fullest extent permitted by law, the sole and exclusive forum for derivative actions, fiduciary duty claims, claims arising under the DGCL or the LivePerson charter or bylaws, and claims governed by the internal affairs doctrine, or any action, suit or proceeding asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. Unless LivePerson consents in writing to another forum, the federal district courts of the United States are the exclusive forum for Securities Act claims against LivePerson or any officer or director.

LEGAL MATTERS

The legality of the shares of SoundHound Common Stock issuable in the Merger will be passed upon for SoundHound by Latham & Watkins LLP.

EXPERTS

SoundHound AI, Inc.

The financial statements of SoundHound AI, Inc. and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2025 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting and a paragraph relating to the effectiveness of internal control over financial reporting due to the exclusion of Interactions Corporation because it was acquired by SoundHound AI, Inc. in a business combination during 2025) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LivePerson, Inc.

The consolidated financial statements of LivePerson, Inc. as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2025 incorporated by reference in this proxy statement/prospectus have been so incorporated in reliance on the reports of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Interactions Corporation

The consolidated financial statements of Interactions Corporation as of and for the year ended December 31, 2024 included in the Current Report on Form 8-K/A of SoundHound AI, Inc., filed with the Securities and Exchange Commission on November, 14, 2025, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF LIVEPERSON

The following table sets forth information with respect to the beneficial ownership of outstanding shares of LivePerson Common Stock as of June 25, 2026, unless otherwise indicated in the footnotes below, by:

•        each person or group of affiliated persons whom LivePerson knows to beneficially own more than five percent of LivePerson Common Stock;

•        each of LivePerson’s named executive officers;

•        each of LivePerson’s directors; and

•        all of LivePerson’s directors and executive officers as a group.

A person is deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after June 25, 2026, including any shares of LivePerson Common Stock subject to an option that are exercisable or will be exercisable, and any LivePerson RSUs that have vested or will vest, within 60 days after June 25, 2026.

Except as contemplated by the Mergers and the Merger Agreement, LivePerson has no knowledge of any arrangement that would, at a subsequent date, result in a change in control of LivePerson.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Percentage of beneficial ownership is based on 12,332,427 shares of LivePerson Common Stock outstanding on June 25, 2026 (excluding shares held in treasury). Unless otherwise indicated, the persons named in the table directly own the shares and have sole voting and sole investment control with respect to all shares beneficially owned:

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percentage of Common Stock Outstanding (%)
5% Stockholders
Davidson Kempner Capital Management LP(3)	686,800	5.6%
Executive Officers and Directors
John D. Collins(4)	34,836	*
Dan Fletcher	5,333	*
Nathan “Tripp” Lane	—	*
James Miller	8,863	*
Christopher Mina	9,636	*
Vanessa Pegueros	9,333	*
John Sabino	41,618	*
Karin-Joyce (K.J.) Tjon	5,333	*
Ryan Vardeman(5)	44,422	*
William G. Wesemann(6)	37,389	*
Anthony Zingale(7)	8,888	*
Directors and Executive Officers as a group (12 persons)(8)	257,942	2.1%

____________

*        Less than 1%.

(1)      Unless noted otherwise, the business address of each beneficial owner is c/o LivePerson, Inc., 530 Seventh Avenue, Floor M1, New York, New York 10018.

(2)      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and/or investment power with respect to the shares shown as beneficially owned.

(3)     Holdings based solely on our review of the Schedule 13D filed with the SEC on February 17, 2026 by M.H. Davidson & Co., Davidson Kempner Arbitrage, Equities & Relative Value LP, Davidson Kempner Capital Management LP and Anthony A. Yoseloff. The shares reported herein are held by subfunds of Davidson Kempner Capital Management LP (“DKCM”), specifically (i) M.H. Davidson & Co. and (ii) Davidson Kempner Arbitrage, Equities and Relative Value LP. DKCM

serves as the investment manager to these subfunds and, pursuant to investment management agreements, exercises ultimate voting and dispositive power over the securities. The business address of each beneficial owner is c/o Davidson Kempner Capital Management LP, 9 West 57th Street, 29th Floor, New York, New York 10019.

(4)      Includes 6,260 shares underlying LivePerson Options that are currently exercisable or that will be exercisable at or within 60 days of June 25, 2026 and 2,905 RSUs which will be vested within 60 days of June 25, 2026.

(5)      Palogic Value Fund, L.P., a Delaware limited partnership (Palogic Value Fund), is the record and direct beneficial owner of these shares. Palogic Value Management, L.P., a Delaware limited partnership (Palogic Value Management), is the general partner of, and may be deemed to beneficially own securities owned by, Palogic Value Fund. Palogic Capital Management, LLC, a Delaware limited liability company (Palogic Capital Management), is the general partner of, and may be deemed to beneficially own securities beneficially owned by, Palogic Value Management. Mr. Vardeman is the sole member of, and may be deemed to beneficially own securities beneficially owned by, Palogic Capital Management. Mr. Vardeman is also a limited partner in, and may be deemed to beneficially own securities owned by, Palogic Value Fund. The address of Palogic Value Fund, Palogic Value Management and Palogic Capital Management is 8333 Douglas Avenue, Suite 775, Dallas, TX 75225.

Mr. Vardeman states that nothing herein shall be deemed an admission that Mr. Vardeman is, for purposes of Section 16 of the Exchange Act or otherwise, the beneficial owner of these shares. Mr. Vardeman disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in such shares. Mr. Vardeman may be deemed to be a member of a group with respect to LivePerson or securities of LivePerson for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

Mr. Vardeman declares that nothing herein shall be construed as an admission that such persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or any other purpose, a member of a group with respect to LivePerson or securities of LivePerson.

(6)      Includes 7,067 shares underlying LivePerson Options that are currently exercisable or that will be exercisable at or within 60 days of June 25, 2026.

(7)      Includes 8,888 shares underlying LivePerson Options that are currently exercisable or that will be exercisable at or within 60 days of June 25, 2026.

(8)      Includes 41,117 shares underlying LivePerson Options that are currently exercisable or that will be exercisable at or within 60 days of June 25, 2026 and 4,212 RSUs which will be vested within 60 days of June 25, 2026.

APPRAISAL RIGHTS

Under Delaware law, appraisal rights are not available for the shares of any class or series of stock if the shares of the class or series are listed on a national securities exchange or held of record by more than 2,000 holders on the record date, unless the stockholders are required receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts or any combination of the foregoing. Accordingly, if the Second Merger is completed, holders of record and beneficial owners of TASE Shares who held or beneficially owned TASE Shares who (i) do not vote in favor of the merger proposal, (ii) properly demand appraisal of such shares, (iii) continuously hold or beneficially own shares through the TASECH from the date of making the demand through the Second Effective Time, (iv) otherwise comply with the procedures of Section 262 and (v) do not withdraw their demands or otherwise lose their rights of appraisal (such holders, “Dissenting Stockholders” and such shares, “Dissenting Shares”) will be entitled to seek appraisal of their Dissenting Shares in connection with the Second Merger.

Given that the holders and beneficial owners of shares of LivePerson Common Stock that are not TASE Shares will only be entitled to receive shares of SoundHound Common Stock as a result of the First Merger (other than cash in lieu of fractional shares) and such persons will neither be required nor have the right to receive cash for their shares of LivePerson Common Stock (other than cash in lieu of fractional shares), stockholders and beneficial owners of shares of LivePerson Common Stock (other than holders and beneficial owners of TASE Shares who validly demand and do not subsequently withdraw or lose their rights to appraisal) will not be entitled to appraisal rights with respect to the shares of LivePerson Common Stock they hold in connection with the Mergers.

If a holder or beneficial owner of TASE Shares wishes to seek appraisal in respect of such shares, such person must not vote in favor of the merger proposal and must comply with the strict procedures set forth in Section 262, the full text of which appears in Annex C of this proxy statement/prospectus, or may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262, in order to demand and perfect any such rights. Failure to comply with such procedures may result in termination or waiver of any applicable appraisal rights.

LivePerson is required to send a notice to that effect to each holder of TASE shares not less than 20 days prior to the special meeting. This proxy statement/prospectus constitutes that notice.

The following is a brief summary of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of the applicable requirements, and is qualified in its entirety by reference to Section 262, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. If you are a holder of TASE Shares and wish to consider exercising your appraisal rights, you should carefully review the text of Section 262. Failure to comply timely and properly with the requirements of Section 262 may result in the loss of your appraisal rights under the DGCL. If you hold your TASE Shares through a bank, broker or other nominee and you wish to exercise appraisal rights, you should consult with your bank, broker or the other nominee. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262. Due to the complexity of the appraisal process and the procedures to be followed to properly demand and perfect appraisal rights, if you are a holder or beneficial owner of TASE Shares and are considering exercising your appraisal rights in respect of such shares, we encourage you to seek the advice of your own legal counsel. Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of your appraisal rights.

Holders of record or beneficial owners of TASE Shares who desire to exercise their appraisal rights must do ALL of the following: (i) not vote in favor of the adoption of the merger proposal, (ii) deliver in the manner set forth below a written demand for appraisal of the stockholder’s TASE Shares to the Chief Legal Officer of LivePerson before the vote on the merger proposal, (iii) continuously hold TASE Shares of record or beneficially through the TASECH from the date of making the demand through the Second Effective Time and (iv) otherwise comply with the requirements of Section 262.

In the case of a demand for appraisal made by a holder of record of TASE Shares, the demand must reasonably inform LivePerson of the identity of such holder and that such holder intends thereby to demand appraisal of such holder’s shares. In the case of a written demand for appraisal made by a beneficial owner of TASE Shares, the demand must reasonably identify the record holder of the TASE Shares for which the demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of such shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the surviving corporation and to be set forth on the Verified List (as defined below). Although not expressly required by Section 262, the surviving corporation reserves the right to take the position that it may require the submission of all information required of a beneficial owner under subsection (d)(3) of Section 262 with respect to any person sharing beneficial ownership of the TASE Shares for which such demand is submitted. If a holder of record of TASE Shares is submitting a demand with respect to shares that are owned of record in a fiduciary or representative capacity, such as by a trustee, guardian or custodian, such demand must be executed by or on behalf of such holder of record in that capacity. If such shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute such demand for appraisal for a holder of record of TASE Shares; however, the agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners. A record owner, such as a bank, broker or other nominee, who holds the TASE Shares as a nominee for one or more beneficial owners of TASE Shares may exercise appraisal rights with respect to such TASE Shares held for all or less than all beneficial owners of TASE Shares as to which the holder is the record owner. In that case, the written demand must set forth the number of TASE Shares covered by the demand. Where the number of TASE Shares is not expressly stated, the demand will be presumed to cover all TASE Shares of LivePerson common stock outstanding in the name of the record owner.

A beneficial owner of TASE Shares must coordinate any appraisal demand through the applicable TASE member through which such beneficial owner holds its TASE Shares. Under the Merger Agreement, any holders or beneficial owners of TASE Shares issued and outstanding immediately prior to the Second Effective Time who (i) do not vote in favor of the adoption of the merger proposal (or consent thereto in writing), (ii) properly demand appraisal of such shares, (iii) continuously hold or beneficially own shares through the TASECH from the date of making the demand through the Second Effective Time, (iv) otherwise comply with the procedures of Section 262 and (v) do not withdraw their demands or otherwise lose their rights of appraisal shall not be converted into the right to receive the Per Share Cash Merger Consideration. Instead, at the Second Effective Time, such Dissenting Shares shall be converted into the right to receive payment of the fair value of such Dissenting Shares in accordance with the Appraisal Rights. With respect to any demand made by a holder of TASE Shares, LivePerson shall use reasonable efforts to coordinate with TASECH and the applicable TASE members to prevent payment of the Per Share Cash Merger Consideration in respect of such Dissenting Shares held through TASECH, including by requiring that the holder of such Dissenting Shares provide TASECH any notice or instruction reasonably required by TASECH or the applicable TASE member in order to prevent such payment.

Stockholders of record and beneficial holders that hold or beneficially own TASE Shares seeking appraisal rights who elect to demand appraisal of their TASE Shares must mail or deliver their written demand to:

LivePerson, Inc.

530 Seventh Avenue., Floor M1

New York, NY 10018

Attention: Monica Greenberg, Chief Legal and Administrative Officer

The written demand must be received by LivePerson prior to the vote on the adoption of the merger proposal at the special meeting. Neither voting (via the virtual meeting website or by proxy) against, abstaining from voting on or failing to vote on the adoption of the merger proposal will alone suffice to constitute a written demand for appraisal within the meaning of Section 262. In addition, the LivePerson stockholder or beneficial owner must not vote its TASE Shares in favor of adoption of the merger proposal. An executed proxy that does not contain voting instructions will, unless revoked, be voted in favor of adoption of the merger proposal and will cause the LivePerson stockholder’s right of appraisal to be lost. Therefore, a LivePerson stockholder who desires to exercise appraisal rights in respect of his, her or its TASE Shares should either (x) refrain from executing and submitting the enclosed proxy card or (y) vote by proxy against the adoption of the merger proposal or affirmatively register an abstention with respect thereto.

Within 120 days after completion of the Second Merger, but not thereafter, either the surviving corporation or any person who has timely and properly demanded appraisal of such stockholder’s Dissenting Shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a person other than the surviving corporation, demanding a determination of the fair value of the Dissenting Shares of all stockholders entitled to appraisal. The surviving corporation has no obligation to file such petition and there is no present intent on the part of LivePerson, as the surviving corporation, to file an appraisal petition, and persons seeking to exercise appraisal rights should not assume that the surviving corporation will file such a petition or that the surviving corporation will initiate any negotiations with respect to the fair value of such Dissenting Shares. Accordingly, stockholders and beneficial owners of TASE Shares who desire to have their Dissenting Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. If, within 120 days after the Second Effective Time, no petition has been filed as provided above, all rights to appraisal of any TASE Shares will cease and those shares will be deemed to have been converted at the Second Effective Time into the Per Share Cash Merger Consideration provided in the Merger Agreement.

Within 120 days after completion of the Second Merger, any stockholder or beneficial owner of TASE Shares who has complied with the applicable provisions of Section 262 will be entitled, upon request given in writing, to receive from the surviving corporation a statement setting forth the aggregate number of Dissenting Shares not voted in favor of the merger proposal and with respect to which demands for appraisal were received by the surviving corporation and the aggregate number of holders of record or beneficial owners holding or owning such shares; provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the holder of record of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number. Such statement must be given within ten days after a written request therefor has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for appraisal is duly filed by a LivePerson stockholder or beneficial owner of TASE Shares who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights and a copy of the petition is delivered to the surviving corporation, then the surviving corporation will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Dissenting Shares and with whom agreements as to the value of their Dissenting Shares have not been reached. After notice , if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition and determine those persons who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the persons who have demanded an appraisal for their TASE Shares and who hold LivePerson Common Stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such person. The Delaware Court of Chancery must dismiss an appraisal proceeding as to all holders of TASE Shares who are otherwise entitled to appraisal rights unless (i) the total number of Dissenting Shares entitled to appraisal exceeds 1% of the outstanding TASE Shares eligible for appraisal, or (ii) the value of the consideration provided in the Second Merger for such total number of Dissenting Shares seeking appraisal exceeds $1,000,000. Where proceedings are not dismissed, the appraisal proceeding will be conducted, as to the Dissenting Shares owned by such persons, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings.

After a hearing on such petition, the Delaware Court of Chancery will determine the persons who have complied with Section 262 and who have become entitled to appraisal rights. Thereafter, the Court will determine the fair value of the Dissenting Shares exclusive of any element of value arising from the accomplishment or expectation of the Mergers, together with interest to be paid, if any, upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in subsection (h) of Section 262, interest from the date the Second Merger is completed through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the date the Second Merger is completed and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, SoundHound may pay to each Dissenting Stockholder an amount in cash, in which case interest will accrue thereafter as provided in Section 262 only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Dissenting Shares as determined by the Delaware Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court may consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”

Dissenting Stockholders and beneficial owners considering seeking appraisal should bear in mind that the fair value of their Dissenting Shares determined under Section 262 could be more than, the same as, or less than the Per Share Cash Merger Consideration to which they may be entitled to receive pursuant to the Merger Agreement if they do not seek appraisal of such shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262. LivePerson reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a TASE Share is less than the applicable Per Share Cash Merger Consideration.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Upon application of a person whose name appears on the Verified List who participates in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may order all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Dissenting Shares entitled to appraisal not dismissed pursuant to subsection (k) of Section 262 or subject to such an award pursuant to a reservation of jurisdiction under subsection (k). In the absence of such a determination of assessment, each party bears its own expenses.

From and after the date of completion of the Second Merger, any Dissenting Stockholder will not, after completion of the Second Merger, be entitled to vote for any purpose any Dissenting Shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to LivePerson stockholders of record at a date prior to completion of the Second Merger.

Within 10 days after the Second Effective Time, the surviving corporation must give notice of the date that the Second Merger became effective to each of LivePerson’s stockholders who hold TASE Shares and who (i) do not vote in favor of the merger proposal (or consent thereto in writing), (ii) properly demand appraisal of such shares, (iii) continuously hold or beneficially own shares through the TASECH from the date of making the demand through the Second Effective Time, (iv) otherwise comply with the procedures of Section 262 and (v) do not withdraw their demands or otherwise lose their rights of appraisal. At any time within 60 days after completion of the Second Merger, any person who has demanded appraisal in respect of his, her or its TASE Shares and who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such person’s demand for appraisal and to accept the Per Share Cash Merger Consideration offered upon the Second Merger. After this period, any such person may withdraw such person’s demand for appraisal only with the written approval of the surviving corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after completion of the Second Merger, the rights of any LivePerson stockholder who holds TASE Shares to exercise appraisal rights will cease and such LivePerson stockholder will only be entitled to receive the Per Share Cash Merger Consideration to which such holders or beneficial owners are entitled to receive pursuant to the Merger Agreement, subject to the terms thereof. No appraisal proceeding will be dismissed by the Delaware Court of Chancery as to any person without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just, including, without limitation a reservation of jurisdiction for any application to the Delaware Court of Chancery made under subsection (j) of Section 262. However, the preceding sentence will not affect the right of any person who holds TASE Shares as of immediately prior to the Second Effective

Time and has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Second Merger within 60 days after completion of the Second Merger.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

Failure to comply strictly with all the procedures set forth in Section 262 may result in the loss of a LivePerson stockholder’s statutory appraisal rights. Consequently, if you hold or beneficially own TASE Shares and wish to exercise your appraisal rights, you are strongly urged to consult a legal advisor before attempting to exercise your appraisal rights.

STOCKHOLDER PROPOSALS

SoundHound Stockholder Proposals

SoundHound will hold an annual meeting of stockholders in 2027 (the “SoundHound 2027 annual meeting”) regardless of whether the Mergers have been completed.

Under SEC rules, a SoundHound stockholder who intends to present a proposal, other than director nominations, at the SoundHound 2027 annual meeting and who wishes the proposal to be included in the proxy statement for that meeting must submit the proposal in writing to SoundHound’s corporate secretary. The proposal must comply with the requirements set forth in SoundHound’s bylaws and must have been received no later than 90 days prior to the meeting.

Stockholders who wish to propose a matter for action at the SoundHound 2027 annual meeting, including the nomination of directors, but who do not wish to have the proposal or nomination included in the proxy statement, must notify SoundHound in writing of the information required by the provisions of SoundHound’s bylaws dealing with stockholder proposals and director nominations. The notice must be delivered to SoundHound’s corporate secretary not less than 60 days nor more than 90 days prior to the SoundHound 2027 annual meeting; provided, however, that in the event that less than 70 days’ notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by a stockholder, to be timely, must be received no later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever first occurs. You can obtain a copy of SoundHound’s bylaws by writing SoundHound’s corporate secretary at the address below.

All future written proposals should be directed to Corporate Secretary, SoundHound AI, Inc., 5400 Betsy Ross Drive, Santa Clara, CA 95054.

LivePerson Stockholder Proposals

If the Merger Agreement is not adopted by the requisite vote of LivePerson stockholders or if the Mergers are not completed for any reason, LivePerson intends to hold an annual meeting of its stockholders in 2026 (the “LivePerson 2026 annual meeting”). In order to be considered for inclusion in LivePerson’s proxy statement and proxy card relating to the LivePerson 2026 annual meeting, any proposal by a stockholder submitted pursuant to Rule 14a-8 under the Exchange Act must be received by LivePerson at its principal executive offices not later than 120 days prior to the release date of LivePerson’s proxy statement for the previous year’s annual meeting and must otherwise be in compliance with the SEC rules regarding eligibility for inclusion in LivePerson’s proxy statement and proxy card. In addition, any proposal for consideration at the LivePerson 2026 annual meeting submitted by a stockholder other than pursuant to Rule 14a-8 must be received by the corporate secretary of LivePerson at its principal executive offices not later than the close of business 90 days prior to the date of the first anniversary of the 2025 Annual Meeting of Stockholders and not earlier than the close of business 120 days prior to the date of the first anniversary of the 2025 Annual Meeting of Stockholders (or if the date of the LivePerson 2026 annual meeting is more than 30 days before or more than 70 days after the first anniversary of the 2025 annual meeting, not later than the close of business on the later of the 90th day prior to the meeting or the 10th day following the public announcement of the meeting date and not earlier than the close of business on the 120th day prior to the meeting) and must otherwise be in compliance with the requirements for the proposal of business to be considered by stockholders set forth in the LivePerson bylaws.

To nominate a director for election to the LivePerson board of directors at the LivePerson 2026 annual meeting, a stockholder’s notice must be received by the corporate secretary of LivePerson at its principal executive offices not later than the close of business 90 days prior to the date of the first anniversary of the 2025 Annual Meeting of Stockholders and not earlier than the close of business 120 days prior to the first anniversary of the 2025 Annual Meeting of Stockholders (or if the date of the LivePerson 2026 annual meeting is more than 30 days before or more than 70 days after the first anniversary of the 2025 Annual Meeting of Stockholders, not later than the close of business on the later of the 90th day prior to the meeting or the 10th day following the public announcement of the meeting date and not earlier than the close of business on the 120th day prior to the meeting) and must otherwise be in compliance with the requirements for the nomination of directors set forth in the

LivePerson bylaws. In addition to satisfying the foregoing requirements under the LivePerson bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than LivePerson’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than 60 days prior to the first anniversary of the 2025 Annual Meeting of Stockholders (or if the date of the meeting has changed by more than 30 days from the previous year, no later than the later of 60 days prior to the date of the meeting or the 10th day following the day on which public announcement of the date of the annual meeting is first made).

All future proposals and director nominations should be addressed to: Corporate Secretary, 530 Seventh Ave, Floor M1, New York, New York 10018.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies to implement a delivery procedure called “householding.” Under this procedure, multiple stockholders who reside at the same address may receive a single copy of this proxy statement/prospectus, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees, and saves natural resources. If you received a household mailing and you would like to have additional copies mailed to you, please submit your request in writing to LivePerson, Inc., c/o Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or by calling Broadridge at 1-866-540-7095. Similarly, you may also contact Broadridge if you received multiple copies of the LivePerson special meeting materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings. Stockholders who hold their shares in street name should contact their broker, bank or other nominee regarding combined mailings.

WHERE YOU CAN FIND MORE INFORMATION

Both SoundHound and LivePerson file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. SoundHound’s and LivePerson’s SEC filings are available to the public at the internet website maintained by the SEC at www.sec.gov. You may also obtain many of these documents, free of charge, from SoundHound by accessing SoundHound’s website at http://www.SoundHound.com under the “About” link and then under the heading “Investors” or from LivePerson by accessing LivePerson’s website at http://www.LivePerson.com under the “About” link and then under the heading “Investor Relations.”

SoundHound has filed a registration statement on Form S-4 of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to or incorporated by reference into the registration statement. These documents contain important information about the companies and their financial condition.

In addition, the SEC allows SoundHound and LivePerson to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document or by more recent information incorporated by reference into this document. The documents that are incorporated by reference contain important information about the companies, and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the SEC by SoundHound:

•        SoundHound’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 2, 2026;

•        the information specifically incorporated by reference into the Annual Report on Form 10-K for the fiscal year ended December 31, 2025, from SoundHound’s definitive proxy statement on Schedule 14A, filed on April 9, 2026;

•        SoundHound’s Quarterly Report on Form 10-Q for the three-month period ended March 31, 2026, filed with the SEC on May 11, 2026;

•        SoundHound’s Current Reports on Form 8-K/A filed with the SEC on November 17, 2025, and Form 8-K, filed with the SEC on March 18, 2026, April 21, 2026, May 27, 2026 and July 2, 2026; and

•        a description of SoundHound’s securities registered pursuant to Section 12 of the Exchange Act (included as Exhibit 4.6 to SoundHound’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 2, 2026).

This document also incorporates by reference the following documents that have previously been filed with the SEC by LivePerson:

•        LivePerson’s Annual Report on Form 10-K for the year ended December 31, 2025, as amended by the 10-K/A filed with the SEC on April 30, 2026;

•        LivePerson’s Quarterly Report on Form 10-Q for the three-month period ended March 31, 2026, filed with the SEC on May 8, 2026;

•        LivePerson’s Current Reports on Form 8-K, filed with the SEC on January 28, 2026, April 21, 2026 and July 2, 2026; and

•        a description of LivePerson’s securities registered pursuant to Section 12 of the Exchange Act (included as Exhibit 4.3 to LivePerson’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on April 30, 2026).

In addition, SoundHound and LivePerson are incorporating by reference (i) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of the initial registration statement on Form S-4 filed by SoundHound on May 27, 2026, and prior to the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, and (ii) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this proxy statement/prospectus and prior to the date of the special meeting of LivePerson stockholders, provided, however, that SoundHound and LivePerson are not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference herein or certain other information concerning SoundHound or LivePerson, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and phone numbers of such principal executive offices are listed below.

For SoundHound Stockholders:	For LivePerson Stockholders:
SoundHound AI, Inc. 5400 Betsy Ross Drive Santa Clara, CA 95054 Attention: Corporate Secretary Telephone: (408) 441-3200	LivePerson, Inc. 530 7th Ave, Floor M1 New York, New York 10018 Attention: Corporate Secretary Telephone: (212) 609-4200

To obtain timely delivery of these documents before the LivePerson special meeting, LivePerson stockholders must request the information no later than August 13, 2026 (which is five business days before the date of the LivePerson special meeting).

Neither SoundHound nor LivePerson has authorized anyone to give any information or make any representation about the Mergers or its companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information of SoundHound AI, Inc. (“SoundHound” or the “Company”) has been prepared in accordance with Article 11 of Regulation S-X and presents the combination of the historical financial information of SoundHound and LivePerson, Inc. (“LivePerson” or the “Target”), adjusted to give effect to the LivePerson Merger (as defined below). The unaudited pro forma condensed combined financial information of SoundHound also gives effect to the acquisition of Interactions Corporation (“Interactions”) that occurred on September 3, 2025 but was not reflected in the historical financial information of SoundHound for a full fiscal year.

Description of the Acquisitions

On April 21, 2026, SoundHound, LivePerson and Lightspeed Merger Sub, Inc., an indirect, wholly owned subsidiary of SoundHound (“Merger Sub I”) entered into a Merger Agreement (the “Original Merger Agreement”), which was subsequently amended and restated on July 2, 2026, among SoundHound, LivePerson, Merger Sub I and Lightspeed Merger Sub II, Inc., an indirectly, wholly owned subsidiary of SoundHound (“Merger Sub II”) (the Original Merger Agreement, as amended and restated, the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub I will be merged with and into LivePerson (the “First Merger”), with LivePerson surviving the First Merger as an indirect, wholly owned subsidiary of SoundHound and, immediately following the First Merger, Merger Sub II will be merged with and into LivePerson (the “Second Merger,” and together with the First Merger, collectively the “LivePerson Merger”), with LivePerson surviving the Second Merger as an indirect, wholly owned subsidiary of SoundHound. Also on April 21, 2026, concurrently with the execution of the Original Merger Agreement, SoundHound entered into a Notes Restructuring Agreement (the “Notes Restructuring Agreement”, together with the Merger Agreement, collectively, the “Transaction Agreements”) with LivePerson and the Secured Holders (as defined below), pursuant to which, and on the terms and subject to the conditions thereof, among other things, the Secured Holders have agreed to release and deem satisfied the Secured Notes for the consideration contemplated thereby.

The Merger Agreement provides for a two-step transaction for holders of LivePerson common stock.

•        First, all shares of LivePerson common stock other than shares listed on the Tel Aviv Stock Exchange Ltd. (the “non-TASE Shares”) will be cancelled and converted into the right to receive the consideration described below, while the shares listed on the Tel Aviv Stock Exchange Ltd., (the “TASE Shares”) will remain issued and outstanding.

•        Second, the TASE Shares will automatically be converted into the right to receive cash consideration, except for TASE Shares held by holders or beneficial owners of TASE Shares who (i) do not vote in favor of the merger proposal, (ii) properly demand appraisal of their shares of LivePerson Common Stock, (iii) continuously hold or beneficially own such shares through TASECH from the date of making the demand through the effective time of the Second Merger, (iv) otherwise comply with Section 262 of the DGCL and (v) do not withdraw or otherwise lose their appraisal rights. See the section entitled “Appraisal Rights” beginning on page 116 for a description of the treatment of such shares. The Company expects all TASE Shares to be converted into cash consideration, except to the extent any TASE Shares are paid through the appraisal process.

Under the terms of the Transaction Agreements, total consideration consisted of the following:

i.       Shares of SoundHound Class A common stock issued to holders of LivePerson’s First Lien Convertible Senior Notes due 2029 and 10.0% Second Lien Senior Subordinated Secured Notes (collectively, the “Secured Notes,” and the holders of such Secured Notes, the “Secured Holders”) equal to approximately $178.0 million and $83.2 million (the “First and Second Lien Stock Consideration”), respectively, each divided by the SoundHound Closing Stock Price.

ii.      Consideration issued to holders of LivePerson common stock with an aggregate value of $42.8 million (the “Shareholder Consideration Amount”), subject to adjustment for LivePerson’s closing cash balance relative to a $74.0 million minimum cash threshold, divided by the SoundHound Closing Stock Price (the “Closing Merger Consideration”), and settled as follows:

a.      shares of SoundHound Class A common stock issued to holders of the non-TASE Shares,

b.      cash consideration to holders of the TASE Shares, subject to a cap of $7.5 million.

iii.     Replacement restricted stock units (RSUs) and cash-settled awards issued to continuing LivePerson employees in exchange for outstanding unvested equity awards. All out-of-the-money stock options and warrants were cancelled at closing for no consideration.

The SoundHound Closing Stock Price is determined based on the average of the daily volume-weighted average prices of a share of SoundHound Common Stock on each of the ten consecutive trading days ending on and including the trading day that is three trading days prior to the closing date, subject to a collar of $7.00 (floor) and $12.00 (cap) per share. SoundHound retains the right to substitute cash in lieu of all or a portion of the stock consideration payable to Secured Note holders.

As of March 31, 2026, LivePerson had approximately $20.1 million in aggregate principal amount of 0% Convertible Notes due 2026 outstanding. Pursuant to the Merger Agreement, LivePerson is required to use commercially reasonable best efforts to retire these notes at or prior to closing.

The determination of estimated preliminary consideration under GAAP and the preliminary purchase price allocation, including the fair value of assets acquired and liabilities assumed, are accounted for as a business combination under ASC 805, Business Combinations, and are discussed in Note 4 to the Unaudited Pro Forma Condensed Combined Financial Statements included herein.

Description of Interactions Acquisition during the year ended December 31, 2025

On September 3, 2025, SoundHound completed its acquisition of Interactions (the “Interactions Acquisition”, “Acquisition”), pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) entered into by and among SoundHound, Iris Merger Sub, Inc., Interactions Corporation and Shareholder Representative Services LLC. The transaction included cash paid to selling shareholders, repayment of Interactions’ outstanding debt at closing, payment of seller transaction expenses, customary cash holdbacks, and contingent earnout consideration tied to specified future milestones. On the acquisition date, each outstanding share of Interactions’ capital stock, stock options, warrants to purchase Interactions’ capital stock, and treasury stock were cancelled and extinguished without any present or future right to receive any consideration with the exception of certain shares of Interactions’ preferred stock that were converted into the right to receive the consideration defined above.

Other Information

The unaudited pro forma condensed combined balance sheet as of March 31, 2026 combines the historical consolidated balance sheets of SoundHound and LivePerson, giving effect to the acquisition as if it had occurred on March 31, 2026. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2026, and the year ended December 31, 2025, assumes that the LivePerson Merger and the Interactions Acquisition (the “Transactions”) occurred as of January 1, 2025, and combines the historical results of SoundHound, Interactions, and LivePerson giving pro forma effect for the periods then ended.

The unaudited pro forma condensed combined financial information is derived from the historical financial information of SoundHound, Interactions, and LivePerson, and should be read in conjunction with the following information:

•        the historical audited consolidated financial statements of SoundHound for the year ended December 31, 2025, included in its Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 2, 2026,

•        the historical unaudited condensed consolidated financial statements of SoundHound for the three months ended March 31, 2026, included in its Quarterly Report on Form 10-Q filed with the SEC on May 11, 2026,

•        the historical audited consolidated financial statements of LivePerson for the year ended December 31, 2025, included in its Annual Report on Form 10-K filed with the SEC on March 16, 2026,

•        the historical unaudited condensed consolidated financial statements of LivePerson, Inc. for the three months ended March 31, 2026, included in its Quarterly Report on Form 10-Q filed with the SEC on May 8, 2026,

•        the historical unaudited financial information of Interactions for the period from January 1, 2025 to September 2, 2025, which is derived from the historical unaudited pro forma condensed combined statement of operations of SoundHound for the nine months ended September 30, 2025, that are included as Exhibit 99.3 in the Company’s Report on Form 8-K/A filed with the SEC on November 17, 2025.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial information. The transaction accounting adjustments are based on available information and assumptions that the Company’s management believes are reasonable. Actual results and valuations may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

The LivePerson Merger is subject to closing adjustments that have not yet been finalized. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information as required by SEC rules. Differences between these preliminary estimates and the final acquisition accounting may be material.

SOUNDHOUND AI, INC.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2026

(in thousands)

SoundHound Consolidated Balance Sheet Line Items	SoundHound Historical	LivePerson Historical As Adjusted (Note 2)	Transaction Accounting Adjustments (Note 4)	Note	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$215,642	$101,499	$(54,751)	4(a), 4(b), 4(c)	$262,390
Accounts receivable, net of allowances	30,068	25,664	—		55,732
Contract assets and unbilled receivable, net	32,752	3,365	—		36,117
Other current assets	10,343	15,417	—		25,760
Total current assets	288,805	145,945	(54,751)		379,999
Restricted cash equivalents, non-current	676	—	—		676
Right-of-use assets	5,920	72	—		5,992
Property and equipment, net	2,863	4,616	—		7,479
Goodwill	122,277	184,540	(32,538)	4(d)	274,279
Intangible assets, net	172,036	13,502	104,498	4(e)	290,036
Deferred tax asset	28	4,533	—		4,561
Contract assets and unbilled receivable, non-current, net	34,067	—	—		34,067
Other non-current assets	18,279	104,374	(104,098)	4(f), 4(g)	18,555
Total assets	$644,951	$457,582	$(86,889)		$1,015,644

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$8,048	$4,357	$—		$12,405
Accrued liabilities	29,321	47,661	(2,138)	4(c), 4(h), 4(i)	74,844
Operating lease liabilities	2,751	87	—		2,838
Finance lease liabilities	289	—	—		289
Income tax liability	2,812	—	—		2,812
Deferred revenue	28,509	57,987	—		86,496
Other current liabilities	1,557	20,428	(20,071)	4(c)	1,914
Total current liabilities	73,287	130,520	(22,209)		181,598

Operating lease liabilities, net of current portion	3,186	—	—		3,186
Deferred revenue, net of current portion	6,756	—	—		6,756
Long-term debt	—	373,723	(373,723)	4(c)	—
Contingent acquisition liabilities, net of current portion	87,334	—	—		87,334
Income tax liability, net of current portion	1,379	—	—		1,379
Deferred tax liability	2,209	4,199	—		6,408
Other non-current liabilities	10,134	636	—		10,770
Total liabilities	$184,285	$509,078	$(395,932)		$297,431

Stockholders’ equity (deficit):
Series A Preferred Stock	—	—	—		—
Class A Common Stock	37	173	(169)	4(j)	41
Class B Common Stock	3	—	—		3
Treasury stock, at cost	—	(3)	3	4(j)	—
Additional paid-in capital	1,442,560	1,023,338	(758,688)	4(j)	1,707,210
Accumulated deficit	(982,094)	(1,067,321)	1,060,214	4(j)	(989,201)
Accumulated other comprehensive income (loss)	160	(7,683)	7,683	4(j)	160
Total stockholders’ equity (deficit)	$460,666	$(51,496)	$309,043		$718,213
Total liabilities and stockholders’ equity (deficit)	$644,951	$457,582	$(86,889)		$1,015,644

See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

SOUNDHOUND AI, INC.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended December 31, 2025
(in thousands, except share and per share data)

SoundHound Consolidated Income Statement Line Items	SoundHound Historical	Interactions Historical & Transaction Accounting (Note 3)	LivePerson Historical As Adjusted (Note 2)	Transaction Accounting Adjustments (Note 4)	Note	Pro Forma Combined
Revenues	$168,920	$42,781	$243,742	$—		$455,443
Operating expenses:
Cost of revenues	97,369	15,391	74,818	7,600	4(k)	195,178
Sales and marketing	61,640	6,103	78,223	(17,300)	4(l)	128,666
Research and development	98,250	2,416	68,645	(15,934)	4(m)	153,377
General and administrative	82,188	12,912	44,676	7,107	4(i)	146,883
Change in fair value of contingent acquisition liabilities	(163,127)	—	—	—		(163,127)
Amortization of intangible assets	15,872	3,827	709	15,634	4(k)	36,042
Restructuring	—	—	11,667	—		11,667
Impairment of goodwill	—	—	41,595	(41,595)	4(p)	—
Impairment of intangibles and other assets	—	—	2,108	—		2,108
Total operating expenses	192,192	40,649	322,441	(44,488)		510,794
Loss from operations	(23,272)	2,132	(78,699)	44,488		(55,351)

Other income (expense), net:
Gain on troubled debt restructuring	—	—	27,720	(27,720)	4(q)	—
Interest expense	(670)	—	(31,530)	31,530	4(n)	(670)
Other income (expense), net	14,668	288	18,728	(13,202)	4(o)	20,482
Total other income (expense), net	13,998	288	14,918	(9,392)		19,812
Loss before provision (benefit) for income taxes	(9,274)	2,420	(63,781)	35,096		(35,539)
Provision (benefit) for income taxes	4,732	—	3,452	—		8,184
Net loss	$(14,006)	$2,420	$(67,233)	$35,096		$(43,723)

Net loss per share:
Basic	$(0.03)				4(r)	$(0.10)
Diluted	$(0.28)				4(r)	$(0.32)

Weighted-average common shares outstanding:
Basic	405,421,412				4(r)	448,054,712
Diluted	409,456,342				4(r)	452,089,642

See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

SOUNDHOUND AI, INC.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the three months ended March 31, 2026
(in thousands, except share and per share data)

SoundHound Consolidated Income Statement Line Items	SoundHound Historical	LivePerson Historical As Adjusted (Note 2)	Transaction Accounting Adjustments (Note 4)	Note	Pro Forma Combined
Revenues	$44,195	$56,956	$—		$101,151
Operating expenses:
Cost of revenues	30,453	16,599	1,900	4(k)	48,952
Sales and marketing	19,215	14,200	(4,100)	4(l)	29,315
Research and development	26,200	15,436	(3,788)	4(m)	37,848
General and administrative	25,676	12,300	—		37,976
Change in fair value of contingent acquisition liabilities	(39,392)	—	—		(39,392)
Amortization of intangible assets	4,714	172	3,914	4(k)	8,800
Total operating expenses	66,866	58,707	(2,074)		123,499
Loss from operations	(22,671)	(1,751)	2,074		(22,348)

Other income (expense), net:
Interest expense	(71)	(8,252)	8,252	4(n)	(71)
Other income (expense), net	(1,488)	1,501	(1,116)	4(o)	(1,103)
Total other income (expense), net	(1,559)	(6,751)	7,136		(1,174)
Loss before provision for income taxes	(24,230)	(8,502)	9,210		(23,522)
Provision for income taxes	798	325	—		1,123
Net loss	$(25,028)	$(8,827)	$9,210		$(24,645)

Net loss per share:
Basic	$(0.06)			4(r)	$(0.05)
Diluted	$(0.11)			4(r)	$(0.10)

Weighted-average common shares outstanding:
Basic	421,472,827			4(r)	464,106,127
Diluted	429,783,201			4(r)	472,416,501

See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1 — Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The historical financial information of SoundHound, Interactions and LivePerson has been adjusted in the unaudited pro forma condensed combined financial information to reflect transaction accounting adjustments related to the Transactions in accordance with generally accepted accounting principles (“GAAP”), based on the assumptions and adjustments that are described in the accompanying notes.

The LivePerson Merger has been accounted for as a business combination in accordance with the acquisition method of accounting under GAAP. Under this method of accounting, SoundHound has been determined to be the accounting acquirer and LivePerson to be the accounting acquiree. The acquisition method of accounting requires, among other things, that the assets acquired and liabilities assumed in a business combination are measured and recognized at fair value as of the acquisition date. The excess of the consideration over the fair value of assets acquired and liabilities assumed is allocated to goodwill. The final purchase price allocation could differ materially from the preliminary allocation used in the transaction accounting adjustments as the final allocation may include changes in allocations to intangible assets as well as goodwill.

The unaudited pro forma condensed combined financial information includes certain reclassifications to conform LivePerson’s and Interactions’ historical accounting presentation to SoundHound’s accounting presentation.

The unaudited pro forma condensed combined balance sheet as of March 31, 2026 gives effect to the LivePerson Merger, as if the Merger had been completed on March 31, 2026 and combines the unaudited condensed consolidated balance sheet of SoundHound as of March 31, 2026 with LivePerson’s unaudited condensed consolidated balance sheet as of March 31, 2026.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 and the three months ended March 31, 2026 give effect to the LivePerson Merger as if it had occurred on January 1, 2025, the first day of SoundHound’s fiscal 2025, and combines the historical results of SoundHound, Interactions, and LivePerson. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 combines the audited consolidated statement of operations of SoundHound for the year ended December 31, 2025 with LivePerson’s audited consolidated statement of operations for the year ended December 31, 2025 and Interactions’ unaudited consolidated statement of operations from January 1, 2025 to September 2, 2025. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2026 combines the unaudited condensed consolidated statement of operations of SoundHound for the three months ended March 31, 2026 with LivePerson’s unaudited condensed consolidated statement of operations for the three months ended March 31, 2026.

The pro forma financial information reflects transaction accounting adjustments that management believes are necessary to present fairly SoundHound’s pro forma results of operations and financial position following the closing of the LivePerson Merger as of and for the periods indicated. The pro forma adjustments, which SoundHound believes are reasonable under the circumstances, are preliminary and are based upon available information and certain assumptions described in the accompanying notes to the unaudited pro forma condensed combined financial information. Actual results and valuations may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

The actual results of operations of the combined company will likely differ, perhaps materially, from the pro forma amounts reflected herein due to a variety of factors. The Company believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the transactions based on information available to management at this time, and that the pro forma transaction accounting adjustments give effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the LivePerson Merger.

No deferred tax liability has been recorded with respect to the basis differences associated with the identifiable intangible assets recognized in the transaction because the Company has sufficient net operating loss carryforwards to offset the related deferred tax effects. Accordingly, no pro forma balance sheet adjustment has been reflected for such intangible assets. The preliminary purchase price allocation in the unaudited pro forma information reflects a full valuation allowance against the acquired U.S. federal and state net deferred tax assets, including net operating loss carryforwards, as the realization of the full amount of these acquired net deferred tax assets is uncertain, and reflects the carryover of deferred tax balances of foreign jurisdictions which do not carry a full valuation allowance.

Income tax expense reflects the combined historical income tax provisions of LivePerson and SoundHound. This presentation assumes that the existing full valuation allowance will continue to be maintained and, therefore, no incremental tax benefit or other pro forma tax adjustment has been reflected in the unaudited pro forma condensed statement of operations. Management has not completed its analysis of the tax impact of the LivePerson Merger on the combined company. Upon consummation of the LivePerson Merger, SoundHound will perform a comprehensive analysis of the tax impact of the LivePerson Merger on the combined company with full information. The effective tax rate of the combined company could be significantly different than what is presented in these unaudited pro forma financial statements depending on post-business combination activities.

Note 2 — Reclassification Adjustments

The accounting policies used in the preparation of the unaudited pro forma condensed combined financial information are those set out in SoundHound’s unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2026 and SoundHound’s audited annual financial statements as of and for the year ended December 31, 2025. Certain reclassifications are reflected in the unaudited pro forma condensed combined balance sheet and statement of operations to conform presentation between SoundHound and LivePerson. These reclassifications have no effect on previously reported assets, liabilities, stockholders’ equity (deficit) and net loss of SoundHound or LivePerson. Upon consummation of the LivePerson Merger, SoundHound will perform a comprehensive review of LivePerson’s accounting policies. As a result of that review, SoundHound may identify differences between the accounting policies of the two companies which, when conformed, could have a material impact on the combined consolidated financial statements.

Refer to the table below for a summary of identified reclassification adjustments made to present LivePerson’s consolidated balance sheet as of March 31, 2026, to conform presentation to that of SoundHound (in thousands):

LivePerson Consolidated Balance Sheet Line Items	SoundHound Consolidated Balance Sheet Line Items	LivePerson Historical	Reclassification Adjustments	Note	LivePerson Historical (Adjusted)
Current assets:	Current assets:
Cash and cash equivalents	Cash and cash equivalents	$101,499	$—		$101,499
Accounts receivable, net of allowances	Accounts receivable, net of allowances	29,029	(3,365)	(d)	25,664
Prepaid expenses and other current assets	Other current assets	15,417			15,417
	Contract assets and unbilled receivable, net		3,365	(d)	3,365
Total current assets	Total current assets	145,945	—		145,945
	Right-of-use assets		72	(a)	72
Property and equipment, net	Property and equipment, net	87,858	(83,242)	(e)	4,616
Goodwill	Goodwill	184,540			184,540
Intangible assets, net	Intangible assets, net	13,502			13,502
Deferred tax asset	Deferred tax asset	4,533			4,533
Contract acquisition costs, net	Other non-current assets	20,856			20,856
Other assets	Other non-current assets	348	83,170	(a), (e)	83,518
Total assets	Total assets	$457,582	$—		$457,582

Current liabilities:	Current liabilities:
Accounts payable	Accounts payable	4,357			$4,357
Accrued expenses and other current liabilities	Accrued liabilities	48,105	(444)	(b), (c)	47,661
	Operating lease liabilities		87	(c)	87
Deferred revenue	Deferred revenue	57,987			57,987
	Other current liabilities		357	(b)	357
Current portion of long-term debt	Other current liabilities	20,071			20,071
Total current liabilities	Total current liabilities	130,520	—		130,520

LivePerson Consolidated Balance Sheet Line Items	SoundHound Consolidated Balance Sheet Line Items	LivePerson Historical	Reclassification Adjustments	Note	LivePerson Historical (Adjusted)
Senior notes, net of current portion	Long-term debt	373,723			373,723
Deferred tax liability	Deferred tax liability	4,199			4,199
Other liabilities	Other non-current liabilities	636			636
Total liabilities	Total liabilities	$509,078	$—		$509,078

Stockholders’ equity (deficit)	Stockholders’ equity (deficit):
Common stock	Class A Common Stock	173			173
Treasury stock	Treasury stock, at cost	(3)			(3)
Additional paid-in capital	Additional paid-in capital	1,023,338			1,023,338
Accumulated deficit	Accumulated deficit	(1,067,321)			(1,067,321)
Accumulated other comprehensive income (loss)	Accumulated other comprehensive income (loss)	(7,683)			(7,683)
Total stockholders’ equity	Total stockholders’ equity	$(51,496)	$—		$(51,496)
Total liabilities and stockholders’ equity	Total liabilities and stockholders’ equity	$457,582	$—		$457,582

(a)     Reclassification of LivePerson’s historical right-of-use assets of $0.1 million from other assets to right-of-use assets within SoundHound’s balance sheet.

(b)    Reclassification of LivePerson’s historical other current liabilities of $0.4 million from accrued expenses and other current liabilities to other current liabilities within SoundHound’s balance sheet.

(c)     Reclassification of LivePerson’s historical lease liabilities of $0.1 million from accrued expenses and other current liabilities to operating lease liabilities within SoundHound’s balance sheet.

(d)    Reclassification of LivePerson’s historical unbilled receivables of $3.4 million from accounts receivable, net of allowances to contract assets and unbilled receivable, net within SoundHound’s balance sheet.

(e)     Reclassification of LivePerson’s historical internal-use software development costs of $83.2 million from property and equipment to other non-current assets within SoundHound’s balance sheet.

Refer to the table below for a summary of identified reclassification adjustments made to present LivePerson’s consolidated statement of operations for the year ended December 31, 2025, to conform presentation to that of SoundHound (in thousands):

LivePerson Consolidated Statement of Operations Line Items	SoundHound Consolidated Statement of Operations Line Items	LivePerson Historical	Reclassification Adjustments	Note	LivePerson Historical (Adjusted)
Revenues	Revenues	$243,742			$243,742
Costs, expenses and other:	Operating expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	Cost of revenues	69,392	5,426	(a)	74,818
Sales and marketing	Sales and marketing	75,800	2,423	(a)	78,223
Product development	Research and development	54,706	13,939	(a)	68,645
General and administrative	General and administrative	44,441	235	(a)	44,676
	Amortization of intangible assets	—	709	(a)	709
Restructuring costs	Restructuring	11,667			11,667
Depreciation and amortization		22,732	(22,732)	(a)	—
Impairment of goodwill	Impairment of goodwill	41,595			41,595
Impairment of intangibles and other assets	Impairment of intangibles and other assets	2,108			2,108
Total operating expenses	Total operating expenses	322,441	—		322,441
Loss from operations	Loss from operations	(78,699)	—		(78,699)

LivePerson Consolidated Statement of Operations Line Items	SoundHound Consolidated Statement of Operations Line Items	LivePerson Historical	Reclassification Adjustments	Note	LivePerson Historical (Adjusted)
Other income (expense), net	Other income (expense), net
Gain on troubled debt restructuring	Gain on troubled debt restructuring	27,720			27,720
Interest expense	Interest expense	(31,530)			(31,530)
Interest income		4,751	(4,751)	(b)	—
Other income (expense), net	Other income (expense), net	13,977	4,751	(b)	18,728
Total other income (expense), net	Total other income (expense), net	14,918	—		14,918
Loss before provision for income taxes	Loss before provision (benefit) for income taxes	(63,781)			(63,781)
Provision for income taxes	Provision (benefit) for income taxes	3,452			3,452
Net loss	Net loss	$(67,233)	$—		$(67,233)

(a)     Reclassification of $22.7 million of historical LivePerson’s depreciation and amortization to cost of revenues, sales and marketing, general and administrative, research and development, and amortization of intangible assets within SoundHound’s statement of operations line items.

(b)    Reclassification of $4.8 million of historical LivePerson’s interest income from interest income to other income, net within SoundHound’s statement of operations line item.

Refer to the table below for a summary of identified reclassification adjustments made to present LivePerson’s consolidated statement of operations for the three months ended March 31, 2026, to conform presentation to that of SoundHound (in thousands):

LivePerson Consolidated Income Statement Line Items	SoundHound Consolidated Income Statement Line Items	LivePerson Historical	Reclassification Adjustments	Note	LivePerson Historical (Adjusted)
Revenue	Revenues	$56,956			$56,956
Costs, expenses and other:	Operating expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	Cost of revenues	15,525	1,074	(a)	16,599
Sales and marketing	Sales and marketing	13,770	430	(a)	14,200
Product development	Research and development	12,180	3,256	(a)	15,436
General and administrative	General and administrative	12,120	180	(a)	12,300
	Amortization of intangible assets		172	(a)	172
Depreciation and amortization expense		5,112	(5,112)	(a)	—
Total operating expenses	Total operating expenses	58,707	—		58,707
Loss from operations	Loss from operations	(1,751)	—		(1,751)

Other income (expense), net:	Other income (expense), net:
Interest expense	Interest expense	(8,252)			(8,252)
Interest income		503	(503)	(b)	—
Other income (expense), net	Other income (expense), net	998	503	(b)	1,501
Total other income (expense), net	Total other income (expense), net	(6,751)	—		(6,751)
Loss before provision (benefit) for income taxes	Loss before provision (benefit) for income taxes	(8,502)			(8,502)
Provision for income taxes	Provision for income taxes	325			325
Net loss	Net loss	$(8,827)	$—		$(8,827)

(a)     Reclassification of LivePerson’s historical depreciation and amortization of $5.1 million to cost of revenues, sales and marketing, general and administrative, research and development, and amortization of intangible assets within SoundHound’s statement of operations line items.

(b)    Reclassification of LivePerson’s historical interest income of $0.5 million from interest income to other income, net within SoundHound’s statement of operations line item.

Note 3 — Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2025, pertaining to the Interactions Acquisition

The statement of operations information for Interactions from September 3, 2025 to December 31, 2025, is already included in SoundHound’s historical fiscal year 2025 results. The transaction accounting adjustments for the Interactions Acquisition in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025, are intended to derive pro forma financial information from January 1, 2025 to September 2, 2025, as if the Interactions Acquisition closed on January 1, 2025, as follows:

	January 1, 2025 to September 2, 2025
	(in thousands)
	Interactions Historical (unaudited)	Interactions Transaction Accounting Adjustments	Note	Interactions Historical & Transaction Accounting Adjustments
Revenues	$42,781	$—		$42,781
Operating expenses:
Cost of revenues	20,323	(4,932)	3(a), 3(b)	15,391
Sales and marketing	6,426	(323)	3(b)	6,103
Research and development	2,416	—		2,416
General and administrative	12,912	—		12,912
Amortization of intangible assets	37	3,790	3(a)	3,827
Total operating expenses	42,114	(1,465)		40,649
Income from operations	667	1,465		2,132

Other income (expense), net:
Interest expense	(4,060)	4,060	3(c)	—
Other income (expense), net	1,380	(1,092)	3(d)	288
Total other income (expense), net	(2,680)	2,968		288
Loss before provision (benefit) for income taxes	(2,013)	4,433		2,420
Provision (benefit) for income taxes	(629)	629	3(e)	—
Net loss	(1,384)	3,804		2,420
Net loss attributable to non-controlling interest	(276)	276	3(f)	—
Net loss attributable to Interactions	$(1,108)	$3,528		$2,420

(a)     Reflects the elimination of Interactions’ historical amortization expense and the recognition of new amortization expense related to the acquired identifiable intangible assets based on the fair value as of the acquisition date. Amortization expense is calculated based on the fair value of each of the identifiable intangible assets and the associated useful lives.

The acquired intangible assets have been amortized using a straight-line method based on their estimated useful lives as if the Acquisition had been completed on January 1, 2025.

Intangible assets acquired	For the period from January 1, 2025 to September 2, 2025	Estimated useful life
	(in thousands)	(in years)
Trademark/Trade name	$267	2
Customer relationships	3,560	5
Developed technology	1,600	5
Total amortization expense for acquired intangible assets	$5,427

Adjustment to Cost of revenues —

For the period from January 1, 2025 to September 2, 2025
(in thousands)
Amortization expense for acquired intangible assets (developed technology)	$1,600
Elimination of historical Interactions’ intangible asset amortization expense	—
Net adjustment to cost of revenues	$1,600

Adjustment to Amortization of intangible assets —

For the period from January 1, 2025 to September 2, 2025
(in thousands)
Amortization expense for acquired intangible assets (customer relationships and trademark/trade name)	$3,827
Elimination of historical Interactions’ intangible asset amortization expense	(37)
Net adjustment to amortization of intangible assets	$3,790

(b)    Reflects the elimination of historical deferred commission amortization and capitalized contract expense from sales and marketing expenses, and historical amortization of capitalized software development costs from Cost of revenues.

For the period from January 1, 2025 to September 2, 2025
(in thousands)
Sales and marketing	$(323)
Cost of revenues	(6,532)

(c)     Reflects the reduction of $4.1 million in historical interest expense related to the settlement of Interactions’ debt at closing.

(d)    Reflects an adjustment to eliminate the historical fair value adjustments of warrant liabilities extinguished as a result of the Acquisition, resulting in a reduction of $1.1 million of historical gains.

(e)     Reflects the elimination of $0.6 million of tax benefit. Prior to the acquisition, Interactions held interest in a partnership and recorded a deferred tax liability associated with the outside basis difference and recorded the corresponding deferred tax expense/benefit as a result of changes to the deferred tax liability. However, upon the Acquisition, the partnership became a single member LLC and the deferred tax liability is no longer needed. Accordingly, no deferred tax expense/benefit would be recorded.

(f)     Reflects the elimination of $0.3 million of loss, from earnings attributable to non-controlling interest due to changes in Interactions’ ownership structure.

Note 4 — Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet and Statement of Operations — LivePerson Merger

The estimated preliminary consideration of $271.8 million was determined by reference to the fair value of SoundHound’s common stock on June 25, 2026 of $6.21 per share. The calculation of estimated preliminary consideration is as follows:

Estimated Preliminary Consideration

	Shares	Per Share	Total
	(In thousands, except share and per share amounts)
Estimated SoundHound shares issued for settlement of Secured Notes(1)	37,316,495	$6.21	$231,735
Estimated SoundHound shares issued to holders of non-TASE Shares(2)	5,086,246	6.21	31,586
Estimated replacement equity awards for LivePerson’s equity awards(3)	176,136	6.21	995
Estimated equity consideration for LivePerson’s equity awards settled(4)	54,423	6.21	338
Estimated cash consideration to holders of TASE Share(5)			7,181
Total			$271,835

____________

(1)      SoundHound expects the Secured Notes to be entirely settled in shares of Class A Common Stock. As such, estimated preliminary consideration is equal to the fair value of shares issued to holders of the Secured Notes based on the Total Consideration for the First and Second Lien Secured Notes each divided by the $7.00 floor price as follows:

Description	First Lien	Second Lien	Total
Total Consideration	$178,007,734	$83,207,733	$261,215,467
Divided by floor price	$7.00	$7.00
Shares to be issued	25,429,676	11,886,819	37,316,495
Multiplied by fair value per share	$6.21	$6.21
Total fair value of shares issued	$157,918,288	$73,817,146	$231,735,434

(2)      Common stock consideration is computed based on the Shareholder Consideration Amount of $42.8 million divided by the $7.00 floor multiplied by the quotient of the fully diluted non-TASE Shares divided by the fully diluted shares of LivePerson common stock issued and outstanding, rounded to the nearest whole share.

(3)      Certain equity awards of LivePerson will be replaced by SoundHound equity awards. The pre-combination portion of such equity awards represents estimated preliminary consideration. There was no incremental post-acquisition expense in excess of that recorded in the historical financial statements of SoundHound as a result of the replacement equity awards. We have adjusted replacement equity award consideration down by $0.1 million, but not shares, to reflect the fair value of estimated forfeitures.

(4)      Certain Board of Directors’ and vested equity awards of LivePerson will be settled in shares of SoundHound common stock. Such settlement of equity awards represents estimated preliminary consideration.

(5)      Cash consideration to TASE shareholders amounting to $7.2 million is computed by the lower of (a) $7.5 million, and (b) the Closing Merger Consideration multiplied by the 10-day VWAP stock price of $6.84 estimated as of June 25, 2026, and further multiplied by the quotient of the fully diluted TASE Shares divided by the fully diluted shares of LivePerson common stock issued and outstanding. The maximum amount of cash that can be granted to TASE shareholders is $7.5 million.

The final shares and total estimated preliminary consideration could significantly differ from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in the SoundHound common stock price up to the closing date of the LivePerson Merger.

The Company has assumed that the 2026 Notes will be settled by LivePerson in cash prior to close. There exists a remote possibility that the 2026 Notes may be assumed by the Company and in that case, there will be no impact on consideration transferred and goodwill.

The SoundHound Closing Stock Price was determined based on the average of the daily volume-weighted average price of SoundHound Common stock for each of the ten consecutive trading days ending on and including the trading day that is three trading days prior to the closing date, subject to a collar of $7.00 (floor) and $12.00 (cap) per share. June 25, 2026 was determined to be the most recent practicable date prior to the effective date. As such, June 25, 2026 was the last day of this ten-day volume-weighted period, in which the stock price was determined.

A sensitivity analysis on the SoundHound share price was performed to assess the impact on purchase consideration at each end of the collar, or $7 per share and $12 per share, and a change of 30% on the closing date share price of $6.21 estimated as of June 25, 2026, as this represents a reasonable range for share price based on recent volatility. Purchase consideration will not be impacted by stock price volatility within the collar when SoundHound Closing Stock Price and closing date share price match. If the closing share price falls below the floor, purchase consideration will decrease ratably by the shortfall of the share price against the floor. Likewise, if the share price exceeds the cap, purchase consideration will increase ratably by the excess of the share price over the cap. The impact to purchase consideration from LivePerson equity awards when considering a 30% range of outcomes, is immaterial, and has been excluded from the share price sensitivity analysis below.

The following table shows the change in stock price and estimated consideration when no cash is paid to TASE shareholders:

SoundHound Closing Stock Price	Number of Shares	Share Price (June 25, 2026 +/- 30%)	Fair Value of Shares Issued (Consideration)	Impact on Purchase Consideration
	(In thousands, except share and per share amounts)
Floor – $7 (with a 30% increase in share price)	43,428,571	$8.07	$350,469	$78,634
Floor – $7 (with a 30% decrease in share price)	43,428,571	$4.35	$188,914	$(82,921)
Cap – $12 (with a 30% increase in share price)	25,333,334	$8.07	$204,440	$(67,395)
Cap – $12 (with a 30% decrease in share price)	25,333,334	$4.35	$110,220	$(161,615)

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of LivePerson are recognized and measured as of the acquisition date at fair value and added to those of SoundHound. The determination of fair value used in the pro forma adjustments presented herein are preliminary and based on management estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the LivePerson Merger. The final determination of the purchase price allocation, upon the completion of the LivePerson Merger, will be based on LivePerson’s net assets acquired as of that date and will depend on a number of factors that cannot be predicted with certainty at this time. Therefore, the actual allocations will differ from the pro forma adjustments presented. The allocation is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

The following table sets forth a preliminary allocation of the estimated consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of LivePerson based on LivePerson’s consolidated balance sheet as of March 31, 2026, with cash and cash equivalents adjusted for $13.5 million of expected transaction costs by LivePerson, with the excess recorded to goodwill.

As of March 31, 2026
(in thousands)
Total preliminary purchase consideration	$271,835

Cash and cash equivalents	$53,928
Accounts receivable	25,664
Contract assets and unbilled receivables	3,365
Prepaid expenses and other current assets	15,417
Intangible assets(1)	118,000
Property and equipment(2)	4,616
Right-of-use assets	72

As of March 31, 2026
(in thousands)
Deferred tax assets(3)	4,533
Other assets	276
Total assets acquired	$225,871
Accounts payable	$4,357
Accrued expenses and other current liabilities	38,416
Deferred revenue	57,987
Other current liabilities	357
Deferred tax liabilities(3)	4,199
Operating lease liabilities	87
Other liabilities	635
Total liabilities assumed	$106,038
Preliminary fair value of net assets acquired	$119,833
Estimated goodwill(4)	$152,002

____________

(1)      Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial information consists of the following:

	Preliminary Fair Value	Estimated Useful Life
	(in millions)
Developed technology	$38.0	5 Years
Customer relationships	76.0	5 Years
Trademark/Trade Name	4.0	3.5 Years

____________

          The identifiable intangible assets and related amortization are preliminary and are based on management’s estimates after consideration of similar transactions. As discussed above, the amount that will ultimately be allocated to identifiable intangible assets and liabilities, and the related amount of amortization, may differ materially from this preliminary allocation. In addition, the periods the amortization impacts will ultimately be based upon the periods in which the associated economic benefits or detriments are expected to be derived, or where appropriate, based on the use of a straight-line method. Therefore, the amount of amortization following the LivePerson Merger may differ significantly between periods based upon the final value assigned and amortization methodology used for each identifiable intangible asset.

(2)      Property and equipment consists primarily of computer equipment, for which the carrying value is assumed to approximate fair value.

(3)      The preliminary purchase price allocation in the unaudited pro forma information reflects a full valuation allowance against the acquired U.S. federal and state net deferred tax assets, including net operating loss carryforwards, as the realization of the full amount of these acquired net deferred tax assets is uncertain. The preliminary purchase price allocation reflects the carryover of deferred tax balances of foreign jurisdictions which do not carry a full valuation allowance. This determination is preliminary and subject to change based upon the final determination of the fair value of identified assets and liabilities.

(4)      Goodwill represents the excess of consideration over the fair value of the underlying net assets acquired. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, goodwill is not amortized, but instead is reviewed for impairment at least annually, absent any indicators of impairment. Goodwill is attributable to planned growth in new markets and synergies expected to be achieved from the combined operations of SoundHound and LivePerson. Goodwill recorded in the LivePerson Merger is not expected to be deductible for tax purposes.

The adjustments related to the acquisition of LivePerson included in the unaudited pro forma condensed combined balance sheet as of March 31, 2026 and unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2026, and the year ended December 31, 2025 are as follows:

(a)     Reflects the preliminary purchase consideration of $7.2 million to be settled in cash to holders of the TASE Shares.

(b)    Reflects the expected $13.5 million of transaction costs incurred by LivePerson, which are expected to be paid by LivePerson prior to closing of the LivePerson Merger in accordance with the Merger Agreement.

(c)     Reflects LivePerson’s settlement of the 2026 Notes prior to the acquisition close date for $20.1 million of cash from current portion of long-term debt, along with $373.7 million of Secured Notes settled from long-term debt in shares of SoundHound Common Stock. Also includes the $14.0 million of cash paid by LivePerson for the $6.6 million of excess cash to settle the Secured Notes and the $7.4 million of accrued interest on the Secured Notes.

Expected Settlement of LivePerson Debt	For the three months ended March 31, 2026
(in thousands)
Excess Cash paid by LivePerson to settle Secured Notes	$(6,636)
Cash paid by LivePerson for accrued interest	(7,363)
Cash paid by LivePerson to settle 2026 Notes	(20,071)
Total adjustment to cash and cash equivalents	$(34,070)

Settlement of accrued interest – accrued liability account	$(7,363)
Settlement of 2026 Notes	$(20,071)
Settlement of Secured Notes	$(373,723)

(d)    Reflects the elimination of LivePerson’s historical goodwill and the recognition of the preliminary estimate of Goodwill based on the preliminary purchase price allocation. The difference between the preliminary consideration and preliminary identifiable net assets acquired is recorded as estimated goodwill. Goodwill in the acquisition is not expected to be deductible for tax purposes. Refer above for further details related to the preliminary purchase price allocation.

As of March 31, 2026
(in thousands)
Elimination of LivePerson’s historical goodwill	$(184,540)
LivePerson Merger goodwill recognized	152,002
Net adjustment to goodwill	$(32,538)

(e)     Reflects the elimination of LivePerson’s historical intangible assets and the recognition of the preliminary estimated fair value of intangible assets acquired in the LivePerson Merger.

As of March 31, 2026
(in thousands)
Fair value of intangible assets acquired	$118,000
Elimination of LivePerson’s historical intangible assets, net	(13,502)
Net adjustment to intangible assets, net	$104,498

SoundHound determined a preliminary fair value estimate of intangible assets resulting from the preliminary fair value allocation of purchase price. The intangible assets included the following:

Intangible assets acquired	Fair Value	Estimated useful life
	(in thousands)	(in years)
Trademark/trade name	$4,000	3.5
Customer relationships	76,000	5
Developed technology	38,000	5
Total fair value of acquired intangible assets	$118,000

(f)     Reflects elimination of $20.9 million of LivePerson’s historical contract acquisition costs from other non-current assets, that were not assets as defined by ASC 805 and are considered to be a part of the fair value of customer relationships intangible asset.

(g)    Reflects elimination of $83.2 million of LivePerson’s historical internal-use software development costs.

(h)    Reflects elimination of $1.9 million LivePerson’s historical warrants balance as all warrants are cancelled or extinguished upon the LivePerson Merger.

(i)     Reflects the total expected transaction costs of $7.1 million incurred by SoundHound through the transaction date on the condensed consolidated balance sheet and on the condensed consolidated statement of operations during the year ended December 31, 2025.

(j)     The following table summarizes the transaction accounting adjustments impacting the equity balances of LivePerson, as well as new equity issued as consideration for the Merger (in thousands):

	Adjustments to LivePerson historical equity(1)	Purchase consideration(2)	Transaction costs(3)	Total Transaction Accounting Adjustments
Adjustment to Treasury Stock	$3	$—	$—	$3
Adjustment to Class A Common Stock	(173)	4	—	(169)
Adjustment to Accumulated other comprehensive loss	7,683	—	—	7,683
Net Adjustment to Additional paid-in capital	(1,023,338)	264,650	—	(758,688)
Net Adjustment to Accumulated deficit	1,067,321	—	(7,107)	1,060,214
Net Adjustment to Stockholders’ equity	$51,496	$264,654	$(7,107)	$309,043

____________

(1)      Represents the elimination of LivePerson’s historical equity balances as of March 31, 2026

(2)      Reflects the preliminary equity purchase consideration of $264.7 million as estimated on June 25, 2026. This includes the issuance of 42.6 million Common Shares at $.0001 Par Value.

(3)      Reflects expected acquiror transaction costs of $7.1 million.

(k)    Reflects the elimination of LivePerson’s historical amortization expense and the recognition of new amortization expense related to the acquired identifiable intangible assets based on their estimated fair value on the acquisition date. Amortization expense is calculated based on the estimated fair value of each of the identifiable intangible assets and the associated estimated useful lives.

The acquired intangible assets have been amortized using a straight-line method based on their estimated useful lives as if the LivePerson Merger had been completed on January 1, 2025.

Intangible assets acquired	For the three months ended March 31, 2026	For the year ended December 31, 2025	Estimated useful life
	(in thousands)	(in thousands)	(in years)
Trademark/trade name	$286	$1,143	3.5
Customer relationships	3,800	15,200	5
Developed technology	1,900	7,600	5
Total amortization expense for acquired intangible assets	$5,986	$23,943

Adjustment to Cost of revenues —

	For the three months ended March 31, 2026	For the year ended December 31, 2025
	(in thousands)	(in thousands)
Amortization expense for acquired intangible assets (developed technology)	$1,900	$7,600
Adjustment to cost of revenues	$1,900	$7,600

Adjustment to Amortization of intangible assets —

	For the three months ended March 31, 2026	For the year ended December 31, 2025
	(in thousands)	(in thousands)
Amortization expense for acquired intangible assets (customer relationship and trademark/trade name)	$4,086	$16,343
Elimination of LivePerson’s historical intangible asset amortization expense	(172)	(709)
Net adjustment to amortization of intangible assets	$3,914	$15,634

(l)     Reflects the elimination of LivePerson’s historical amortization of contract acquisition costs of $4.1 million and $17.3 million, for the three months ended March 31, 2026, and the year ended December 31, 2025, respectively, that were not assets as defined by ASC 805.

(m)   Reflects the elimination of LivePerson’s historical amortization of internal-use software development costs of $3.8 million and $15.9 million, for the three months ended March 31, 2026, and the year ended December 31, 2025, respectively.

(n)    Reflects the reduction of $8.3 million and $31.5 million in historical interest expense for the three months ended March 31, 2026, and the year ended December 31, 2025, respectively, related to the settlement of LivePerson’s debt at closing.

(o)    Reflects the elimination of LivePerson’s historical gain on the change in fair value of debt warrants of $1.1 million and $13.2 million for the three months ended March 31, 2026, and the year ended December 31, 2025, respectively.

(p)    Reflects the elimination of $41.6 million of LivePerson’s historical impairment of goodwill for the year ended December 31, 2025.

(q)    Reflects the elimination of $27.7 million of LivePerson’s historical gain on troubled debt restructuring for the year ended December 31, 2025 associated with the troubled debt restructuring associated with the issuance of the Second Lien Notes.

(r)     Reflects the pro forma basic and diluted net loss per share attributable to the combined entity’s common stockholders presented in conformity with the two-class method required for participating securities as a result of the pro forma adjustments. The two-class method requires income available to common stockholders for the period to be allocated between shares of common stock and participating securities; however, no allocation has been made because the participating securities are not participating in losses.

The pro forma basic net loss per share attributable to the combined entity’s common stockholders is calculated using the historical basic weighted average shares of SoundHound’s common stock outstanding, adjusted for the additional new shares of SoundHound common stock issued to consummate the LivePerson Merger, assuming the shares were issued and outstanding as of January 1, 2025. Pro forma diluted net loss per share attributable to the combined entity’s common stockholders is calculated using the historical diluted weighted average shares of SoundHound Common Stock outstanding.

Pro forma earnings per share computation for the three months ended March 31, 2026:

For the three months ended March 31, 2026
(in thousands, except share and per share data)
Pro forma net loss attributable to common stockholders	$(24,645)
Weighted average shares outstanding – basic	464,106,127

For the three months ended March 31, 2026
(in thousands, except share and per share data)
Pro forma net loss per share – basic	$(0.05)
Pro forma net loss attributable to common stockholders	$(24,645)
Effect of potentially dilutive equivalent shares to net income (loss)	(22,504)
Net loss attributable to common stockholders – diluted	$(47,149)
Weighted average shares outstanding – diluted	472,416,501
Pro forma net loss per share – diluted	$(0.10)

Pro forma weighted average shares outstanding – basic
SoundHound historical, March 31, 2026	421,472,827
LivePerson Merger share consideration transferred	42,633,300
Pro forma weighted average shares outstanding – basic	464,106,127

Pro forma weighted average shares outstanding – diluted
SoundHound historical, March 31, 2026	429,783,201
LivePerson Merger share consideration transferred	42,633,300
Pro forma weighted average shares outstanding – diluted	472,416,501

Pro forma earnings per share computation for the year ended December 31, 2025:

For the year ended December 31, 2025
(in thousands, except share and per share data)
Pro forma net loss attributable to common stockholders	$(43,723)
Weighted average shares outstanding – basic	448,054,712
Pro forma net loss per share – basic	$(0.10)

Pro forma net loss attributable to common stockholders	$(43,723)
Effect of potentially dilutive equivalent shares to net income (loss)	(99,512)
Net loss attributable to common stockholders – diluted	$(143,235)
Weighted average shares outstanding – diluted	452,089,642
Pro forma net loss per share – diluted	$(0.32)

Pro forma weighted average shares outstanding – basic
SoundHound historical, December 31, 2025	405,421,412
LivePerson Merger share consideration transferred	42,633,300
Pro forma weighted average shares outstanding – basic	448,054,712

Pro forma weighted average shares outstanding – diluted
SoundHound historical, December 31, 2025	409,456,342
LivePerson Merger share consideration transferred	42,633,300
Pro forma weighted average shares outstanding – diluted	452,089,642

Annex A

AmendED and RESTATED MERGER AGREEMENT by and among soundhound ai, inc., lightspeed merger sub inc., lightspeed Merger Sub II inc., AND LIVEPERSON, INC. Dated as of JuLY 2, 2026

Annex A Page Nos.
Article 1 The MergerS		A-2

1.1	The Mergers	A-2
1.2	Closing and Effective Times of the Mergers	A-3

Article 2 Conversion of Securities IN THE MERGER		A-3

2.1	Conversion of Securities	A-3
2.2	Payment for Securities; Surrender of Certificates	A-4
2.3	Distributions with Respect to Unexchanged Shares	A-7
2.4	Fractional Shares.	A-7
2.5	Further Assurances.	A-8
2.6	Treatment of Company Equity Awards	A-8
2.7	Treatment of Company Warrants	A-9
2.8	Estimated Closing Statement	A-9
2.9	Withholding Rights	A-10
2.10	Tax Treatment.	A-10
2.11	Appraisal Rights.	A-10
2.12	Prohibition on Transfer.	A-11

Article 3 Representations and Warranties of the Company		A-11

3.1	Organization and Qualification; Subsidiaries	A-11
3.2	Capitalization	A-12
3.3	Authority	A-13
3.4	No Conflict	A-13
3.5	Required Filings and Consents	A-13
3.6	Compliance With Law	A-14
3.7	SEC Filings; Financial Statements	A-14
3.8	Absence of Certain Changes or Events	A-15
3.9	Employee Benefit Plans	A-15
3.10	Labor and Other Employment Matters	A-17
3.11	Contracts	A-19
3.12	Permits	A-21
3.13	Litigation	A-21
3.14	Environmental Matters	A-21
3.15	Intellectual Property	A-22
3.16	Data Privacy and Security	A-24
3.17	Tax Matters	A-25
3.18	Real Property; Title to Assets	A-26
3.19	Anti-Corruption	A-27
3.20	International Trade	A-27
3.21	Opinion of Financial Advisor	A-28
3.22	Information Supplied	A-28
3.23	Takeover Statutes	A-28
3.24	Related Party Transactions	A-28
3.25	Insurance	A-29
3.26	Brokers	A-29
3.27	No Other Representations or Warranties	A-29

A-i

Annex A Page Nos.
Article 4 Representations and Warranties of Parent and MERGER SUBS		A-29

4.1	Organization and Qualification	A-29
4.2	Authority	A-29
4.3	No Conflict	A-30
4.4	Required Filings and Consents	A-30
4.5	SEC Filings; Financial Statements	A-30
4.6	Information Supplied	A-31
4.7	Takeover Statutes	A-31
4.8	Ownership of Merger Subs	A-31
4.9	Valid Issuance	A-31
4.10	Brokers	A-31
4.11	No Other Representations and Warranties	A-32

Article 5 Conduct of the company		A-32

5.1	Conduct of Business by the Company Pending the Closing	A-32

Article 6 Additional Covenants of the Parties		A-35

6.1	Preparation of Proxy Statement/Prospectus and Registration Statement; Company Stockholder Meeting	A-35
6.2	Access to Information; Confidentiality	A-37
6.3	Company Non-Solicitation	A-38
6.4	Appropriate Action; Consents; Filings	A-40
6.5	Certain Notices	A-42
6.6	Stockholder Litigation	A-42
6.7	Public Announcements	A-43
6.8	Employee Benefit Matters	A-43
6.9	Indemnification of Directors and Officers	A-44
6.10	Section 16 Matters	A-45
6.11	Listing Matters	A-45
6.12	Takeover Statutes	A-46
6.13	Tax Benefits Preservation Plan	A-46
6.14	Cooperation as to Integration	A-46
6.15	Repayment of 2026 Notes; Note Restructuring Transactions	A-47
6.16	Director Resignations	A-47

Article 7 Conditions to Consummation of the MergerS		A-47

7.1	Conditions to Obligations of Each Party Under This Agreement	A-47
7.2	Additional Conditions to Obligations of Parent and the Merger Subs	A-47
7.3	Additional Conditions to Obligations of the Company	A-48

Article 8 Termination, Amendment and Waiver		A-49

8.1	Termination	A-49
8.2	Effect of Termination	A-50
8.3	Company Termination Fee	A-50

Article 9 General Provisions		A-52

9.1	Non-Survival of Representations and Warranties	A-52
9.2	Fees and Expenses	A-52
9.3	Notices	A-52
9.4	Certain Definitions	A-53

A-ii

Annex A Page Nos.
9.5	Terms Defined Elsewhere	A-64
9.6	Headings	A-66
9.7	Entire Agreement	A-66
9.8	Assignment	A-66
9.9	Severability	A-66
9.10	No Third Party Beneficiaries	A-66
9.11	Mutual Drafting; Interpretation	A-66
9.12	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	A-67
9.13	Counterparts	A-67
9.14	Specific Performance	A-68
9.15	Modification or Amendment	A-68
9.16	Extension; Waiver	A-68

A-iii

AMENDED AND RESTATED MERGER AGREEMENT

This AMendED and restated MERGER AGREEMENT, dated as of July 2, 2026 (this “Agreement”), is by and among SoundHound AI, Inc., a Delaware corporation (the “Parent”), Lightspeed Merger Sub Inc., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub I”), Lightspeed Merger Sub II Inc., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs” and the Merger Subs together with Parent, the “Parent Parties”), and LivePerson, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 9.4 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

A.          Parent, Merger Sub I and the Company entered into that certain Merger Agreement, dated as of April 21, 2026 (the “Original Agreement”) pursuant to which, on the terms and subject to the conditions set forth in the Original Agreement, Merger Sub I would merge with and into the Company, and the Company would survive such merger as an indirect wholly owned subsidiary of Parent;

B.          Pursuant to Section 9.15 of the Original Agreement, the Original Agreement may be amended, modified or supplemented by Parent, the Company and Merger Sub I by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time (as such term is defined in the Original Agreement);

C.          Pursuant to Section 9.15 of the Original Agreement, Parent, Merger Sub I and the Company desire to amend and restate the Original Agreement in its entirety to reflect the terms and conditions set forth herein;

D.          The parties now intend that, on the terms and subject to the conditions set forth in this Agreement, (a) Merger Sub I be merged with and into the Company (the “First Merger”), with the Company continuing as the surviving corporation in the First Merger (the Company, as the surviving entity in the First Merger, sometimes being referred to herein as the “First Surviving Corporation”) as an indirect wholly owned Subsidiary of Parent in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), pursuant to which each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the First Effective Time (other than Company Cancelled Shares and the TASE Shares) shall be converted automatically into the right to receive the Per Share Merger Consideration, and (b) immediately following the First Merger, Merger Sub II be merged with and into the First Surviving Corporation (the “Second Merger”, and together with the First Merger, the “Mergers”), with the First Surviving Corporation continuing as the surviving corporation in the Second Merger (the Company or the First Surviving Corporation, as the surviving entity in the Second Merger, sometimes being referred to herein as the “Surviving Corporation”) as an indirect wholly owned Subsidiary of Parent in accordance with the applicable provisions of the DGCL, pursuant to which each TASE Share issued and outstanding immediately prior to the Second Effective Time (other than any Dissenting Shares) shall be converted automatically into the right to receive the Per Share Cash Merger Consideration;

E.          The Board of Directors of the Company (the “Company Board”) has unanimously, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers and (iii) determined to recommend that the Company’s stockholders adopt this Agreement (collectively, the “Company Board Recommendation”);

F.           The Board of Directors of Parent (the “Parent Board”) has, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Mergers and the Parent Share Issuance, are advisable, fair to and in the best interests of Parent and its stockholders and (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers and the Parent Share Issuance;

G.          The respective Boards of Directors of Merger Sub I and Merger Sub II have, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the applicable Merger, are advisable, fair to, and in the best interests of Merger Sub I and Merger Sub II, respectively, and each of their respective sole stockholders, and (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the applicable Merger; and

H.          Concurrently with the execution of the Original Agreement, each holder of Secured Notes and Parent entered into a Notes Restructuring Agreement (the “Notes Restructuring Agreement” and the transactions contemplated by the Notes Restructuring Agreement, the “Notes Restructuring Transactions”), pursuant to which, among other actions and matters, such holders agreed to release and deem satisfied in full the Secured Notes for the consideration contemplated thereby.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties agree to amend and restate the Original Agreement in its entirety to reflect the terms and conditions set forth herein as follows:

Article 1
The MergerS

1.1         The Mergers. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL:

(a)         At the First Effective Time, Merger Sub I shall merge with and into the Company, the separate corporate existence of Merger Sub I shall cease and the Company shall continue as the First Surviving Corporation. Immediately following the First Effective Time, Merger Sub II shall merge with and into the First Surviving Corporation, the separate corporate existence of Merger Sub II shall cease and the First Surviving Corporation shall continue as the Surviving Corporation. Immediately following the Second Effective Time, the Surviving Corporation shall be a direct wholly owned Subsidiary of Lightspeed Merger Sub Holdco, Inc., a Delaware corporation (“Intermediate Sub”), which is a direct wholly owned Subsidiary of SoundHound, Inc., a Delaware corporation, which is a direct wholly owned Subsidiary of Parent. The Mergers shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, (i) from and after the First Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub I shall vest in the First Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub I shall become the debts, liabilities and duties of the First Surviving Corporation, and (ii) from and after the Second Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the First Surviving Corporation and Merger Sub II shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the First Surviving Corporation and Merger Sub II shall become the debts, liabilities and duties of the Surviving Corporation.

(b)         From and after the First Effective Time until the Second Effective Time, the certificate of incorporation and the bylaws of the Company as in effect immediately prior to the First Effective Time shall continue to be the certificate of incorporation and bylaws of the First Surviving Corporation.

(c)         At the Second Effective Time, by virtue of the Second Merger and without any action by the Company, Parent, Merger Sub II or any other Person, the certificate of incorporation and the bylaws of the First Surviving Corporation shall be amended to be identical to the certificate of incorporation and bylaws of Merger Sub II (except that the name of the First Surviving Corporation shall not be changed), as in effect immediately prior to the Second Effective Time.

(d)         The directors of the Company serving in such positions immediately prior to the First Effective Time shall continue as the directors of the First Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the First Surviving Corporation until the Second Effective Time. The officers of the Company serving in such positions immediately prior to the First Effective Time shall continue as the officers of the First Surviving Corporation.

(e)         The directors of Merger Sub II serving in such positions immediately prior to the Second Effective Time shall become, as of the Second Effective Time, the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of the First

Surviving Corporation serving in such positions immediately prior to the Second Effective Time shall become, effective as of the Second Effective Time, the officers of the Surviving Corporation, each until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(f)          Solely for purposes of Sections 251 and 262 of the DGCL, this Agreement shall constitute separate agreements of merger with respect to the First Merger and the Second Merger.

1.2         Closing and Effective Times of the Mergers.

(a)         The closing of the Mergers (the “Closing”) shall take place remotely by electronic exchange of executed documents at 9:00 a.m., New York City time, as soon as practicable (and, in any event, within five (5) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all of the applicable conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), or at such other time and place as the parties shall agree in writing. The date and time at which the Closing occurs is referred to herein as the “Closing Date”.

(b)         On the Closing Date, (i) Parent, Merger Sub I and the Company shall cause a certificate of merger (the “First Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL and (ii) immediately after the filing of the First Certificate of Merger with the Secretary of State of the State of Delaware, Parent, Merger Sub II and the Company shall cause a certificate of merger (the “Second Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The First Merger shall become effective at the time the First Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such other date and time as is agreed upon by the parties and specified in the First Certificate of Merger in accordance with the DGCL (such time as the First Merger becomes effective, the “First Effective Time”). The Second Merger shall become effective at the time the Second Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such other date and time as is agreed upon by the parties and specified in the Second Certificate of Merger in accordance with the DGCL, but in any event at least one minute after the First Effective Time (such time as the Second Merger becomes effective, the “Second Effective Time”).

Article 2
Conversion of Securities IN THE MERGER

2.1         Conversion of Securities.

(a)         At the First Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, the Merger Subs or the holders of any capital stock of the Company, Parent, or the Merger Subs:

(i)          Each share of Company Common Stock issued and outstanding immediately prior to the First Effective Time (other than Company Cancelled Shares and the TASE Shares) shall be automatically converted into the right to receive the Per Share Merger Consideration.

(ii)         All shares of Company Common Stock (other than any Company Cancelled Shares and the TASE Shares) shall cease to be outstanding and shall be automatically cancelled and shall cease to exist and, as of the First Effective Time, each holder of record of shares of Company Common Stock (other than Company Cancelled Shares and the TASE Shares) shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration pursuant to Section 2.1(a)(i) and in accordance with Section 2.2 (together with any dividends or other distributions (if any) or any cash payment (if any) that the holder thereof has the right to receive pursuant to Section 2.3 and Section 2.4, respectively).

(iii)        All shares of Company Common Stock (including TASE Shares) held by (x) the Company as treasury shares, (y) any Company Subsidiary or (z) Parent or any Subsidiary of Parent (a “Parent Subsidiary”), in each case, immediately prior to the First Effective Time (collectively, the “Company Cancelled Shares”), shall be automatically cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iv)        All TASE Shares issued and outstanding immediately prior to the First Effective Time shall remain issued and outstanding.

(v)         Each share of common stock, par value $0.01 per share, of Merger Sub I issued and outstanding immediately prior to the First Effective Time shall cease to be outstanding and shall automatically be converted into a number of shares of common stock of the First Surviving Corporation equal to the number of shares of Company Common Stock cancelled pursuant to Section 2.1(a)(ii) (the “Merger Sub I Merger Shares”).

(b)         At the Second Effective Time, by virtue of the Second Merger and without any action on the part of the Company, Parent, the Merger Subs or the holders of any capital stock of the Company, Parent, or the Merger Subs:

(i)          Each (A) TASE Share issued and outstanding immediately prior to the Second Effective Time (other than any Dissenting Shares) shall be automatically converted into the right to receive the Per Share Cash Merger Consideration, and (B) each Merger Sub I Merger Share shall be cancelled for no consideration.

(ii)         All TASE Shares (other than any Dissenting Shares) and all Merger Sub I Merger Shares shall cease to be outstanding and shall be automatically cancelled and shall cease to exist and, as of the Second Effective Time, each holder of record of TASE Shares (other than any Dissenting Shares) or Merger Sub I Merger Shares shall cease to have any rights with respect thereto, except, in the case of the holders of TASE Shares (other than any Dissenting Shares), the right to receive the Per Share Cash Merger Consideration pursuant to Section 2.1(b)(i)(A) and in accordance with Section 2.2.

(iii)        Each share of common stock, par value $0.01 per share, of Merger Sub II issued and outstanding immediately prior to the Second Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock of the Surviving Corporation.

(c)         If, prior to the First Effective Time or the Second Effective Time, Parent or the Company should split, subdivide, consolidate, combine or otherwise reclassify the Parent Common Stock or the Company Common Stock, as applicable, or pay a stock dividend or other stock distribution in the Parent Common Stock or the Company Common Stock, as applicable, or otherwise change the Parent Common Stock or the Company Common Stock, as applicable, into any other securities, or make any other such stock dividend or stock distribution in capital stock of Parent or the Company in respect of the Parent Common Stock or the Company Common Stock, as applicable, then any number or amount contained herein which is based upon the price or the number or fraction of shares of Parent Common Stock or Company Common Stock, as applicable, shall be appropriately adjusted to proportionately reflect such split, combination, stock dividend or other stock distribution or change; provided that nothing in this Section 2.1(c) shall be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.2         Payment for Securities; Surrender of Certificates.

(a)         Exchange Agent. At or prior to the First Effective Time, Parent shall designate a reputable bank or trust company to act as the exchange agent (the identity and terms of designation and appointment of which shall be reasonably acceptable to the Company) for purposes of effecting the issuances and payments contemplated by Section 2.1(a)(i), Section 2.3 and Section 2.4 (the “Exchange Agent”). At or prior to the First Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (I)(x) an amount of uncertificated, book-entry shares representing the number of shares of Parent Common Stock sufficient to effect the issuances contemplated by Section 2.1(a)(i) and (y) an amount of cash sufficient to deliver the payments contemplated by Section 2.4, in each case, to which holders of Company Common Stock shall be entitled at the First Effective Time pursuant to Section 2.1(a)(i) and Section 2.4, as applicable, and (II) an amount of cash sufficient to deliver the payments contemplated by Section 2.1(b)(i)(A) to which holders of TASE Shares shall be entitled at the Second Effective Time pursuant to Section 2.1(b)(i)(A). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Common Stock held by it from time to time hereunder. Following the First Effective Time, Parent shall pay, or shall cause to be paid to the Exchange Agent, from time to time, as needed, cash sufficient to pay dividends and other distributions pursuant to Section 2.3 and Section 2.4, as applicable. In the event such deposited shares or funds are insufficient to effect the issuances or make the payments contemplated pursuant to Section 2.1(a)(i), Section 2.1(b)(i)(A), Section 2.3 and Section 2.4, as applicable, Parent shall promptly deposit, or cause to be deposited, with the Exchange Agent such additional shares or funds, as applicable, to ensure that the Exchange Agent has at all times sufficient shares or funds, as applicable, to effect such issuances and make such payments. Earnings from any investment by the Exchange Agent (to be made solely at Parent’s direction) of the cash deposited by Parent with the Exchange Agent pursuant to the second and fourth sentences of this Section 2.2(a) shall be the sole and exclusive property of Parent. No part of such earnings shall accrue to the benefit of holders of Company Common Stock (other than by virtue of receipt of the issuances or payments contemplated by Section 2.1(a)(i), Section 2.1(b)(i)(A), Section 2.3 and Section 2.4, in each case, pursuant to the terms thereof) and no losses shall alter Parent’s obligation to cause the Exchange Agent to issue the shares or pay the cash contemplated by Section 2.1(a)(i), Section 2.1(b)(i)(A), Section 2.3 and Section 2.4, as applicable, in accordance with Section 2.2(b).

(b)         Procedures for Surrender; Treatment of Company Certificated Shares and Company Book-Entry Shares.

(i)          Company Certificated Shares. As soon as practicable after the First Effective Time (and in no event later than three (3) Business Days after the First Effective Time), Parent shall cause the Exchange Agent to mail to each Person that was a holder of record of shares of Company Common Stock represented by a certificate (“Company Certificated Shares”) immediately prior to the First Effective Time: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificated Shares shall pass, only upon delivery of the Company Certificated Shares to the Exchange Agent, and shall otherwise be in such form as Parent, the Company and the Exchange Agent shall reasonably agree; and (B) instructions for effecting the surrender of the Company Certificated Shares (or affidavits of loss in lieu of the Company Certificated Shares as provided in Section 2.2(f)) in exchange for the issuance of the Per Share Merger Consideration pursuant to Section 2.1(a)(i) (together with any dividends or other distributions (if any) or any cash payment (if any) that the holder thereof has the right to receive pursuant to Section 2.3 and Section 2.4, respectively). Upon surrender of any Company Certificated Shares (or affidavit of loss in lieu of the Company Certificated Shares as provided in Section 2.2(f)) to the Exchange Agent or to such other agent or agents as may be appointed by Parent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Company Certificated Shares, the holder of such Company Certificated Shares shall be entitled to receive, and Parent shall cause the Exchange Agent to issue and pay, if applicable, and deliver as promptly as practicable after such surrender, (x) credit in the stock ledger and other appropriate books and records of Parent for the number of shares of Parent Common Stock into which the shares of Company Common Stock of such holder shall have been converted pursuant to Section 2.1(a)(i) and (y) any dividends or other distributions (if any) or any cash payment (if any) that such holder has the right to receive pursuant to Section 2.3 and Section 2.4, respectively, any Company Certificated Shares so surrendered shall forthwith be cancelled. If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Company Certificated Shares are registered, it shall be a condition precedent of payment that the Company Certificated Shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the Company Certificated Shares so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of the Company Certificated Shares. Until surrendered as contemplated hereby, each Company Certificated Share shall be deemed at any time after the First Effective Time to represent only the right to receive the Per Share Merger Consideration pursuant to Section 2.1(a)(i) (together with any dividends or other distributions (if any) or any cash payment (if any) that the holder thereof has the right to receive pursuant to Section 2.3 and Section 2.4, respectively).

(ii)         Company Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of shares of Company Common Stock held in book-entry form (“Company Book-Entry Shares”) shall be required to deliver a certificate evidencing such Company Book-Entry Shares or, in the case of holders of Company Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal to the Exchange Agent to receive the Per Share Merger Consideration or Per Share Cash Merger Consideration, as applicable, that such holder is entitled to receive pursuant to Section 2.1(a)(i) or Section 2.1(b)(i)(A), as applicable, or any dividends or other distributions (if any) or any cash payment (if any) that such holder is entitled to receive pursuant to Section 2.3 and Section 2.4, respectively. In lieu thereof, each holder of record of one or more Company Book-Entry Shares held through The Depository Trust Company whose Company Common Stock were converted into the right to receive (I) the Per Share Merger Consideration shall automatically, upon the First Effective Time, be entitled to receive, and Parent shall cause the Exchange Agent to issue and pay, if applicable, and deliver as promptly as practicable after the First Effective Time, (A) credit in the stock ledger and other appropriate books and records of Parent for the number of shares of Parent Common Stock into which such Company Book-Entry Shares have been converted pursuant to Section 2.1(a)(i) and (B) any dividends or other distributions (if any) or any cash payment (if any) that such holder has the right to receive pursuant to Section 2.3 and Section 2.4, respectively, and any Company Book-Entry Shares shall forthwith be cancelled, or (II) the Per Share Cash Merger Consideration shall automatically, upon the Second Effective Time, be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver to the Depository Trust Company or its nominee as promptly as practicable after the Second Effective Time, the cash payment of the Per Share Cash Merger Consideration for such Company Book-Entry Shares that have been converted pursuant to Section 2.1(b)(i)(A), and any Company Book-Entry Shares shall forthwith be cancelled. As soon as practicable after the First Effective Time (and in no event later than three (3) Business Days after the First Effective Time), Parent shall cause the Exchange Agent to mail to each Person that was, immediately prior to the First Effective Time, a holder of record of Company Book-Entry Shares not held through The Depository Trust Company: (I) a letter of transmittal, which shall be in such form as Parent, the Company and the Exchange Agent shall reasonably agree; and (II) instructions for returning such letter of transmittal in exchange for (1) the issuance of the Per Share Merger Consideration pursuant to Section 2.1(a)(i) (together with any dividends or other distributions (if any) or any cash payment (if any) that the holder thereof has the right to receive pursuant to Section 2.3 and Section 2.4, respectively) or (2) the payment of the Per Share Cash Merger Consideration pursuant to Section 2.1(b)(i)(A), as applicable. Upon delivery of such letter of transmittal, duly executed and in proper form, with respect to such Company Book-Entry Shares, the holder of such Company Book-Entry Shares shall be entitled to receive, and Parent shall cause the Exchange Agent to issue and pay, if applicable, and deliver as promptly as practicable after such delivery, (A) credit in the stock ledger and other appropriate books and records of Parent for the number of shares of Parent Common Stock into which such Company Book-Entry Shares have been converted pursuant to Section 2.1(a)(i), (B) a cash payment for the Per Share Cash Merger Consideration for such Company Book-Entry Shares that have been converted pursuant to Section 2.1(b)(i)(A), and (C) any dividends or other distributions (if any) or any cash payment (if any) that such holder has the right to receive pursuant to Section 2.3 and Section 2.4, respectively, and any Company Book-Entry Shares shall forthwith be cancelled. Payment of the Per Share Merger Consideration or the Per Share Cash Merger Consideration, as applicable, with respect to Company Book-Entry Shares shall only be made to the Person in whose name such Company Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Company Book-Entry Shares. Until paid or surrendered as contemplated hereby, (I) each Company Book-Entry Share (other than TASE Shares) shall be deemed at any time after the First Effective Time to represent only the right to receive the Per Share Merger Consideration pursuant to Section 2.1(a)(i) (together with dividends or other distributions (if any) or any cash payment (if any) that the holder thereof has the right to receive pursuant to Section 2.3 and Section 2.4, respectively), and (II) subject to Section 2.11, each Company Book-Entry Share that is a TASE Share shall be deemed at any time after the Second Effective Time to represent only the right to receive the Per Share Cash Merger Consideration pursuant to Section 2.1(b)(i)(A).

(c)         Transfer Books; No Further Ownership Rights in Shares. The shares of Parent Common Stock issued upon conversion of shares of Company Common Stock pursuant to and in accordance with Section 2.1(a)(i) and Section 2.2 (together with dividends or other distributions (if any) or any cash payment (if any) pursuant to Section 2.3 and Section 2.4, respectively) or the payment of the Per Share Cash Merger Consideration in respect of shares of Company Common Stock that have been converted pursuant to Section 2.1(b)(i)(A), as applicable, shall be deemed to have been delivered or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock. From and after (i) the First Effective Time, (x) all holders of Company Common Stock (other than holders of TASE Shares) shall cease to have any rights as stockholders of the Company other than the right to receive the Per Share Merger Consideration into which the shares of Company Common Stock have been converted pursuant to Section 2.1(a)(i) (together with dividends or other distributions (if any) or any cash payment (if any) that the holder thereof has the right to receive pursuant to Section 2.3 and Section 2.4, respectively) and (y) the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company, and (ii) the Second Effective Time, subject to Section 2.11, all holders of TASE Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Per Share Cash Merger Consideration into which the shares of Company Common Stock have been converted pursuant to Section 2.1(b)(i)(A).

(d)         Post-Effective Time Surrender.If, (i) after the First Effective Time, any Company Certificated Shares (other than TASE Shares) are presented to Parent, the First Surviving Corporation or the Surviving Corporation for any reason, such Company Certificated Shares shall be cancelled and exchanged for the Per Share

Merger Consideration that such holder is entitled to receive pursuant to Section 2.1(a)(i) (together with dividends or other distributions (if any) or any cash payment (if any) that the holder thereof has the right to receive pursuant to Section 2.3 and Section 2.4, respectively), or (ii) after the Second Effective Time, subject to Section 2.11, any Company Certificated Shares that are TASE Shares are presented to Parent or the Surviving Corporation for any reason, such Company Certificated Shares shall be cancelled and exchanged for the Per Share Cash Merger Consideration that such holder is entitled to receive pursuant to Section 2.1(b)(i)(A), in each case, subject to abandoned property, escheat or other similar Laws.

(e)         Termination of Fund; Abandoned Property; No Liability. Any portion of the shares or funds (including any interest received with respect thereto) made available to the Exchange Agent that remains unclaimed by the holders of Company Common Stock on the first anniversary of the Second Effective Time shall be returned to Parent upon demand, and any such holder of Company Common Stock who has not complied with Section 2.2(b) prior to such time shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws) for delivery of the Per Share Merger Consideration that such holder is entitled pursuant to Section 2.1(a)(i) and any dividends or other distributions (if any) or any cash payment (if any) that such holder has the right to receive with Section 2.3 and Section 2.4, respectively, or the Per Share Cash Merger Consideration that such holder is entitled to pursuant to Section 2.1(b)(i)(A). Any shares or funds remaining unclaimed by the holders of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claim or interest of any Person previously entitled thereto immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws. Notwithstanding the foregoing, none of Parent, the Company, the Exchange Agent or their respective affiliates will be liable to any holder of Company Common Stock for the Per Share Merger Consideration (or any dividends or other distributions or any cash payable in connection therewith in accordance with Section 2.3 and Section 2.4, respectively) or the Per Share Cash Merger Consideration, as applicable, delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f)          Lost, Stolen or Destroyed Certificates. In the event that any Company Certificated Shares shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificated Shares, upon the making of an affidavit of that fact by the holder thereof, the Per Share Merger Consideration payable in respect thereof pursuant to Section 2.1(a)(i) (together with dividends or other distributions (if any) or any cash payment (if any) that the holder thereof has the right to receive pursuant to Section 2.3 and Section 2.4, respectively) or the Per Share Cash Merger Consideration payable in respect thereof pursuant to Section 2.1(b)(i)(A), as applicable. Parent may, in its reasonable discretion and as a condition precedent to the payment of such Per Share Merger Consideration (and any dividends or other distributions (if any) or any cash payment (if any) that the holder thereof has the right to receive pursuant to Section 2.3 and Section 2.4, respectively) or the Per Share Cash Merger Consideration, as applicable, require the owner of such lost, stolen or destroyed Company Certificated Shares to deliver a bond in a reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the First Surviving Corporation, the Surviving Corporation or the Exchange Agent with respect to the Company Certificated Shares alleged to have been lost, stolen or destroyed.

2.3         Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the First Effective Time shall be paid to the holder of any shares of Company Common Stock converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.1(a)(i) until such holder shall comply with the provisions of Section 2.2(b). Subject to escheat, Tax or other applicable Law, following the surrender of any such shares of Company Common Stock in accordance with Section 2.2(b), such holder shall be entitled to receive any such dividends or distributions, without interest, which theretofore had become payable with respect to the Parent Common Stock exchangeable for such Company Common Stock pursuant to Section 2.1(a)(i) (after giving effect to any required Tax withholdings as provided in Section 2.9).

2.4         Fractional Shares. No fractional shares of Parent Common Stock shall be issued upon the conversion of shares of Company Common Stock pursuant to Section 2.1(a)(i), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Company Common Stock converted pursuant to Section 2.1(a)(i) that would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock delivered by such holder in accordance with Section 2.2(b)) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the Parent Closing Stock Price. Company and Parent acknowledge that payment of any cash in lieu of fractional shares pursuant to and in accordance with this Section 2.4 was not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares of Parent Common Stock.

2.5         Further Assurances.From and after the Second Effective Time, the respective officers of Parent and the Surviving Corporation, as applicable, shall be authorized to execute and deliver, in the name and on behalf of the Company or any Parent Party, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or any Parent Party, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation, as applicable, as a result of, or in connection with, the Mergers.

2.6         Treatment of Company Equity Awards.

(a)         Company Options.

(i)          At the First Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, the Merger Subs or the holders thereof, each In-the-Money Company Option that is outstanding and unexercised immediately prior to the First Effective Time and held by an individual who, as of immediately after the Second Effective Time, will constitute an “employee” of Parent within the meaning of Form S-8 (a “Continuing Service Provider”), whether or not then vested or exercisable, shall be assumed by Parent and converted into an option to acquire shares of Parent Common Stock in accordance with this Section 2.6(a)(i) (each, an “Assumed Option”). Each such Assumed Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding In-the-Money Company Option immediately prior to the First Effective Time (including vesting and exercisability terms) except that, as of the First Effective Time, each such Assumed Option shall constitute an option to acquire that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock subject to the corresponding In-the-Money Company Option immediately prior to the First Effective Time multiplied by (ii) the Per Share Merger Consideration, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of the corresponding In-the-Money Company Option by (B) the Per Share Merger Consideration.

(ii)         At the First Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, the Merger Subs or the holders thereof, each In-the-Money Company Option that is outstanding and unexercised immediately prior to the First Effective Time that is not held by a Continuing Service Provider shall be cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each Net Share covered by such In-the-Money Company Option, less applicable Tax withholdings (provided, that such withholdings shall be satisfied by way of net settlement).

(iii)        At the First Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, the Merger Subs or the holders thereof, each Out-of-the-Money Company Option that is outstanding and unexercised immediately prior to the First Effective Time shall be cancelled without any payment in respect thereof.

(b)         Company RSU Awards.

(i)          At the First Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, the Merger Subs or holders thereof, (A) each Company RSU Award that is outstanding immediately prior to the First Effective Time and held by a non-employee member of the Company Board, and (B) each Company RSU Award that is outstanding immediately prior to the First Effective Time and vested but not yet settled shall, in each case, be cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each share of Company Common Stock subject to such Company RSU Award as of immediately prior to the First Effective Time, less applicable Tax withholdings (provided, that such withholdings shall be satisfied by way of net settlement).

(ii)         At the First Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, the Merger Subs or holders thereof, each Company RSU Award that is outstanding immediately prior to the First Effective Time (other than a Company RSU Award covered in Section 2.6(b)(i)) shall be assumed by Parent and converted into a restricted stock unit award covering shares of Parent Common Stock (each, an “Assumed RSU Award”) in accordance with this Section 2.6(b)(ii). Each such Assumed RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU Award immediately prior to the First Effective Time (including service-vesting and settlement terms, but excluding any performance-based vesting conditions) except that, as of the First Effective Time, each such Assumed RSU Award shall cover that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock subject to the corresponding Company RSU Award immediately prior to the First Effective Time multiplied by (ii) the Per Share Merger Consideration.

(c)         Certain Non-US Awards. Notwithstanding anything to the contrary contained in this Section 2.6, if Parent determines that, for holders of Company Equity Awards employed outside of the United States, the treatment of Company Equity Awards prescribed by this Section 2.6 would reasonably be expected to cause an administrative burden to Parent, Parent may require that such awards be converted into cash-based awards that otherwise have the same terms and conditions as the corresponding Company Equity Awards held by such individuals or that such awards be cashed out at the Closing based on the value of the Per Share Merger Consideration.

(d)         Company ESPP. As soon as practicable following the date of this Agreement, the Company shall take all actions with respect to the Company ESPP that are necessary to provide that: (i) with respect to any offering periods in effect as of the date of the Original Agreement (the “Current ESPP Offering Periods”), no employee who is not a participant in a Current ESPP Offering Period as of the date of the Original Agreement may become a participant in the Current ESPP Offering Period, and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date of the Original Agreement for such Current ESPP Offering Periods; (ii) subject to the consummation of the First Merger, the Company ESPP shall terminate effective immediately prior to the First Effective Time; (iii) if the Current ESPP Offering Periods terminate prior to the First Effective Time, then the Company ESPP shall be suspended and no new offering period shall be commenced under the Company ESPP prior to the termination of this Agreement; and (iv) if any Current ESPP Offering Period is still in effect at the First Effective Time, then the last day of such Current ESPP Offering Period shall be accelerated to a date that is no later than three (3) Business Days prior to the Closing Date.

(e)         Other Actions.

(i)          Prior to the First Effective Time, the Company shall pass such resolutions and take such other actions as are necessary so as to cause the treatment of the Company Equity Awards and the Company ESPP as contemplated by this Section 2.6.

(ii)         On or prior to the Closing Date, Parent shall file, or have on file with the SEC, a registration statement on Form S-8 (or any successor form) relating to the shares of Parent Common Stock issuable with respect to the Assumed Options and Assumed RSU Awards, and Parent shall use its best efforts to maintain the effectiveness of such registration statement for so long as Assumed Options or Assumed RSU Awards remain outstanding.

2.7         Treatment of Company Warrants. At the First Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent or the Merger Subs, or the holders thereof, each Company Warrant outstanding and unexercised immediately prior to the First Effective Time shall be cancelled without any payment in respect thereof.

2.8         Estimated Closing Statement. No earlier than twenty (20) Business Days nor later than fifteen (15) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement (the “Estimated Closing Statement”), certified by the Chief Financial Officer of the Company, setting forth (a) a good faith estimated unaudited balance sheet of the Company and (b) the Company’s good faith estimate of the Company Cash Balance, in each case, as of 12:01 a.m. Pacific Time on the Closing Date. The Company shall deliver supporting calculations and documentation of such calculations (including with respect to any deductions contemplated by the definition of Company Cash Balance and reflected in such calculations), in detail reasonably acceptable to Parent, concurrently with the delivery of such Estimated Closing Statement. The Company shall consult in good faith with Parent and any Parent Representatives with respect to the preparation of, and with respect to any updates reasonably requested by the Parent or the Parent Representatives to, the Estimated Closing Statement until the date that is five (5) Business Days prior to the Closing Date. Subject to such good faith consultation by the Company and any updates to the Estimated Closing Statement resulting therefrom, the Company Cash Balance set forth in the Estimated Closing Statement as of such fifth (5th) Business Day prior to the Closing Date shall be deemed the final Company Cash Balance for purposes of calculating the Aggregate Consideration Amount.

2.9         Withholding Rights. Each of Parent, Merger Sub I, Merger Sub II, the Company, the First Surviving Corporation, the Surviving Corporation, the Exchange Agent, the Section 102 Trustee and any TASE member shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, such amounts, if any, as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable Law. To the extent that any withholding obligation cannot be satisfied by the retention of cash amounts otherwise payable hereunder, each of Parent, Merger Sub I, Merger Sub II, the Company, the First Surviving Corporation, the Surviving Corporation, the Exchange Agent, the Section 102 Trustee and any TASE member may, in their sole discretion and without requiring the prior consent of the applicable recipient (except where required by applicable Law), sell or instruct to sell, on behalf of such recipient, such portion of the shares of Parent Common Stock otherwise deliverable to such recipient as is necessary to generate proceeds sufficient to satisfy the applicable withholding obligation. Neither Parent nor Merger Sub I, Merger Sub II, the Company, the First Surviving Corporation, the Surviving Corporation, the Exchange Agent, the Section 102 Trustee and any TASE member shall have any liability to the recipient for the market price obtained in connection with any such sale or for any market fluctuations or delays in effecting such sale, and the net cash proceeds from any such sale (after deducting the applicable Tax withholding amounts and any brokerage fees, commissions, or other transaction costs) shall be remitted to the recipient as soon as reasonably practicable. The parties shall reasonably cooperate with each other in good faith to minimize any such deduction or withholding, including, to the extent feasible and practicable in the circumstances, by seeking appropriate tax rulings. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts (a) shall be remitted by Parent, Merger Sub I, Merger Sub II, the Company, the First Surviving Corporation, the Surviving Corporation, the Exchange Agent, the Section 102 Trustee or any TASE member, as the case may be, to the applicable Governmental Entity as required by applicable Law and (b) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.10       Tax Treatment.Each of Parent, SoundHound, Inc., Intermediate Sub, Merger Sub I, Merger Sub II and the Company intends that the exchange of shares of Company Common Stock for the Per Share Merger Consideration and the Per Share Cash Merger Consideration, as applicable, pursuant to the Mergers be treated as a transaction described in Section 1001 of the Code (the “Intended Tax Treatment”). None of Parent, SoundHound, Inc., Intermediate Sub, Merger Sub I, Merger Sub II or the Company or any of their affiliates shall take any position for U.S. federal income tax purposes (and applicable state, local and non-U.S. Tax purposes) on any Tax Return, in any Tax contest or audit or in any communication (whether written or unwritten) with any Governmental Entity that is inconsistent with the Intended Tax Treatment unless required by a “determination” within the meaning of Section 1313 of the Code (or any similar provision of state, local or non-U.S. Tax Law).

2.11       Appraisal Rights.

(a)         Notwithstanding anything in this Agreement to the contrary, TASE Shares issued and outstanding immediately prior to the Second Effective Time and held by holder or beneficial owner of TASE Shares who did not vote in favor of the adoption of this Agreement (or consent thereto in writing) and are entitled to demand, and have properly demanded, appraisal of such TASE Shares (“Dissenting Shares”) pursuant to, and who have complied in all respects with, Section 262 of the DGCL (the “Appraisal Rights”) shall not be converted into the right to receive the Per Share Cash Merger Consideration payable pursuant to Section 2.1(b)(i)(A), but instead at the Second Effective Time shall be converted into the right to receive payment of the fair value of such Dissenting Shares in accordance with the Appraisal Rights (it being understood and acknowledged that at the Second Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder or beneficial owner shall cease to have any rights with respect thereto other than the right to receive the appraised value of such Dissenting Shares to the extent afforded by the Appraisal Rights); provided, that if any such holder or beneficial owner shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair value of such Dissenting Shares under the Appraisal Rights, then the right of such holder or beneficial owner to be paid the fair value of such person’s Dissenting Shares shall cease and such Dissenting Shares shall automatically be converted into and shall represent the right to receive the Per Share Cash Merger Consideration.

(b)         The Company shall give prompt notice to Parent of any demands received prior to the Second Effective Time by the Company for appraisal of any shares of Company Common Stock, of any withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by the Company relating to Appraisal Rights, and Parent shall be entitled to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Second Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

(c)         With respect to any demand made by a holder of TASE Shares pursuant to and in accordance with this Section 2.11, the Company shall use reasonable efforts to coordinate with TASECH and the applicable TASE members to prevent payment of the Per Share Cash Merger Consideration in respect of such Dissenting Shares held through TASECH, including by requiring that the holder of such Dissenting Shares provide the TASECH any notice or instruction reasonably required by TASECH or the applicable TASE member in order to prevent such payment.

2.12          Prohibition on Transfer.To the fullest extent permitted by applicable Law, from the date of this Agreement until the earlier of the Second Effective Time and the termination of this Agreement in accordance with its terms, no holder or beneficial owner of shares of Company Common Stock shall be permitted to transfer any shares of Company Common Stock (other than TASE Shares) owned by such person to the TASECH such that such shares of Company Common Stock that were not previously TASE Shares would, upon the completion of such transfer, constitute TASE Shares. The Company shall, and shall cause each Company Representative to, use its reasonable best efforts to take all appropriate action to effect the foregoing restriction.

Article 3
Representations and Warranties of the Company

Except (a) as set forth in the disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”) concurrent with the execution of the Original Agreement (with specific reference to the representations and warranties in this Article 3 to which the information in such schedule relates); provided, that, disclosure in the Company Disclosure Schedule as to a specific representation or warranty shall qualify one or more other sections of this Agreement to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent on its face that such disclosure relates to such other sections, and (b) as otherwise disclosed or identified in the Company SEC Documents filed or furnished by the Company with the SEC on or after January 1, 2024 and at least two (2) Business Days prior to the date of the Original Agreement (other than any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Company SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward-looking in nature, but including any historical or factual matters disclosed in such sections), the Company hereby represents and warrants to Parent as of the date of the Original Agreement, other than for purposes of Sections 3.1 through 3.5, 3.8(b), 3.23, and 3.26 which the Company hereby represents and warrants to Parent as of the date hereof, as follows:

3.1         Organization and Qualification; Subsidiaries.

(a)         The Company and each of its Subsidiaries (each, a “Company Subsidiary”) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)         The Company has made available or caused to be made available to Parent true and complete copies of (i) any amendments to the Fourth Amended and Restated Certificate of Incorporation of the Company (the “Company Charter”) not filed prior to the date hereof with the SEC, (ii) any amendments to the Fourth Amended and Restated By-Laws of the Company (the “Company Bylaws”) not filed prior to the date hereof with the SEC and (iii) the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each Company Subsidiary.

(c)         Section 3.1(c) of the Company Disclosure Schedule sets forth a true and complete list of the Company Subsidiaries, together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary. The Company owns, beneficially and of record, directly or indirectly, all Equity Interests of the Company Subsidiaries free and clear of any Liens other than Permitted Liens; except where the failure to own such interest has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.2         Capitalization.

(a)         The authorized capital stock of the Company consists of (i) 20,000,000 shares of Company Common Stock, of which, as of the close of business on April 17, 2026 (the “Company Capitalization Date”), there were 12,135,767 shares of Company Common Stock issued and outstanding and (ii) 5,000,000 shares of Preferred Stock, par value $0.001 per share, of the Company (“Company Preferred Stock” and together with the Company Common Stock, the “Company Stock”), of which 200,000 shares of Company Preferred Stock were designated as Series A Junior Participating Preferred Stock and reserved for issuance pursuant to the Tax Benefits Preservation Plan. As of the Company Capitalization Date, no shares of Company Preferred Stock are issued and outstanding. No Company Subsidiary owns any shares of Company Stock or has any option or warrant to purchase shares of any Company Stock or any other Equity Interest in the Company. All of the outstanding shares of Company Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights.

(b)         As of the close of business on the Company Capitalization Date, the Company has no shares of Company Stock subject to or reserved for issuance, except for (i) 175,459 shares of Company Common Stock subject to outstanding Company Options (assuming that any applicable performance-based vesting conditions have been achieved at “target” levels), (ii) 672,610 shares of Company Common Stock subject to outstanding Company RSU Awards that vest based solely on continued service, (iii) 0 shares of Company Common Stock subject to outstanding Company RSU Awards with performance-based vesting conditions (assuming that the applicable performance goals have been achieved at “target” levels), (iv) 121,202 shares of Company Common Stock reserved for future issuance under the Company Equity Plans for awards not yet granted, (v) 92,972 shares of Company Common Stock reserved for issuance under the Company ESPP, (vi) 13,268 shares of Company Common Stock issuable upon the exercise of the 2026 Notes and (vii) 1,031,021 shares of Company Common Stock issuable upon the exercise of the Company Warrants. All shares of Company Common Stock subject to issuance under the Company Equity Plans and Company ESPP upon issuance prior to the First Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. Section 3.2(b) of the Company Disclosure Schedule sets forth the following information with respect to each outstanding Company Equity Award as of the close of business on the Company Capitalization Date: (1) the name (or employee identification number) of the holder thereof; (2) the number of shares of Company Common Stock issuable thereunder (with Company Equity Awards that are subject to performance-based vesting conditions disclosed assuming that applicable performance goals are achieved at each of “target” levels and “maximum” levels); (3) the grant date; (4) the expiration date (if any); (5) the exercise price (if any); (6) the vesting schedule under the terms of the applicable award agreement (including any vesting acceleration provisions); and (7) with respect to a Company Option, whether such Company Option is intended to constitute an “incentive stock option” within the meaning of Section 422 of the Code or is intended to be Tax-qualified under foreign law.

(c)         Except for Equity Interests set forth in Section 3.2(b), the Company Warrants, and the Series A Junior Participating Preferred Stock purchase rights of the Company issued pursuant to the Tax Benefits Preservation Plan and associated with corresponding shares of Company Common Stock (the “Company Rights”), there are no outstanding Equity Interests or other options, phantom equity, warrants or other rights, relating to or based on the value of any Equity Interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, acquire or sell any Equity Interests of the Company or any Company Subsidiary. From the close of business on the Company Capitalization Date until the date hereof, the Company has not issued any Company Stock or other Equity Interests other than Company Common Stock issued upon the exercise or settlement of Company Equity Awards outstanding as of the close of business on the Company Capitalization Date in accordance with their terms.

(d)         Except with respect to the Company Equity Awards, there are no outstanding obligations of the Company or any Company Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or anti-dilutive rights with respect to, any Company Stock or other Equity Interests of the Company or any Company Subsidiary.

3.3         Authority.

(a)         The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Mergers. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Mergers, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and, except for the affirmative vote of the holders of a majority in voting power of the outstanding shares of Company Common Stock entitled to vote thereon in favor of the adoption of this Agreement (the “Required Company Vote”), no stockholder votes are necessary to adopt this Agreement or to consummate the transactions contemplated hereby. The Company has duly and validly executed and delivered this Agreement and, assuming due and valid authorization, execution and delivery by the Parent Parties, constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought (the “Enforceability Limitations”).

(b)         The Company Board has adopted resolutions irrevocably, affirmatively and unconditionally determining that the Parent Parties and their respective affiliates, in each case, shall not be deemed an “Acquiring Person” (as defined in the Tax Benefits Preservation Plan) and no “Stock Acquisition Date”, “Triggering Event” or “Flip-In Trigger Date” (as such terms are defined in the Tax Benefits Preservation Plan) will occur as a result of the execution of this Agreement or any other agreement contemplated hereby or the consummation of the transactions contemplated hereby or thereby, including the Mergers (the “Tax Benefits Preservation Plan Waiver”). The Company has previously provided true and complete copies of (i) the Tax Benefits Preservation Plan Waiver and (ii) the Tax Benefits Preservation Plan and all amendments thereto to the Parent Parties. Other than the Tax Benefits Preservation Plan, the Company has no rights plan, “poison-pill” or other comparable agreement or arrangement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

3.4         No Conflict. Subject to receipt of the Required Company Vote, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Mergers or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of the Company Charter or the Company Bylaws or any equivalent organizational or governing documents of any Company Subsidiary; (b) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to any Company Material Contract or any Company Permit, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, changes of control, defaults, rights, other occurrences or Liens which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.5         Required Filings and Consents. Assuming the accuracy of the representations and warranties of the Parent Parties in Section 4.4, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Mergers or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing of the First Certificate of Merger and the Second Certificate of Merger as required by the DGCL, (b) compliance with any applicable requirements of any Regulatory Laws, (c) compliance with the applicable requirements of the Exchange Act, Securities Act and any other applicable U.S. state or federal securities Laws, (d) filings with the SEC as may be required by the Company in connection with this Agreement and the transactions contemplated hereby and (e) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity would not reasonably be expected to have, individually or in the aggregate, a Company Material

Adverse Effect. The performance of the obligations under this Agreement, and the consummation of the Mergers or any other transaction contemplated by this Agreement, in each case, will not require the publication of a prospectus or a similar offering document in Israel.

3.6         Compliance With Law. Neither the Company nor any Company Subsidiary is, or since January 1, 2023, has been in conflict with, default under or violation of any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any Company Subsidiary is pending, nor has any Governmental Entity indicated to the Company an intention to conduct any such investigation, except for such investigations, the outcomes of which if determined adversely to the Company or any Company Subsidiary have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.7         SEC Filings; Financial Statements.

(a)         The Company has filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act since January 1, 2024 (the “Company SEC Documents”) or with the ISA under the Israeli Securities Laws since January 1, 2024 (the “Company ISA Documents”). No Company Subsidiary is required to make any filings with the SEC.

(b)         As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of the Original Agreement, each Company SEC Document and Company ISA Document complied in all material respects with the requirements of the Exchange Act, the Securities Act or the Israeli Securities Laws, as the case may be, and the rules and regulations of the SEC or the ISA, as applicable, promulgated thereunder applicable to such Company SEC Document or Company ISA Document, as the case may be, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)         The consolidated financial statements of the Company included in the Company SEC Documents (including, in each case, any notes or schedules thereto) (the “Company Financial Statements”) fairly present, in all material respects, the consolidated financial condition and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and the Company Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be specifically indicated in the notes thereto), subject, in the case of any interim unaudited Company Financial Statements, to normal and recurring year-end adjustments (in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole) and the absence of notes and other presentation items (none of which, if presented, would materially differ from those presented in the most recent Company Financial Statements).

(d)         The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. The Company’s management has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and the Company does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e)         The Company and the Company Subsidiaries do not have any material liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) required by GAAP to be reflected or reserved on a consolidated balance sheet of the Company (or the notes thereto) except (i) as specifically and adequately disclosed, reflected or reserved against in the most recent balance sheet included in the Company Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent balance sheet included in the Company Financial Statements (none of which is a liability or obligation resulting from a breach of Contract, tort, or infringement), (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Mergers or the other transactions contemplated hereby and (iv) for liabilities and obligations that have not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

3.8         Absence of Certain Changes or Events.

(a)         Since January 1, 2025 through the date of the Original Agreement, except for the discussion and negotiation of the Original Agreement, the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.

(b)         Since January 1, 2025 through the date hereof, there has not been any Company Material Adverse Effect or any change, event or development, that had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)         Since January 1, 2026 through the date of the Original Agreement, there has not been any action taken by the Company or any Company Subsidiary that, if taken during the period between the date hereof through the Second Effective Time, would constitute a breach of Sections 5.1(a), 5.1(d), 5.1(f), 5.1(g), 5.1(i), 5.1(l), 5.1(o) or 5.1(q).

3.9         Employee Benefit Plans.

(a)         Section 3.9(a) of the Company Disclosure Schedule sets forth a complete and accurate list of each material Company Benefit Plan as of the date of the Original Agreement, excluding (i) any Company Benefit Plan that is an employment offer letter or individual independent contractor or consultant agreement that (x) does not materially differ from the applicable form set forth on Section 3.9(a) of the Company Disclosure Schedule, (y) does not provide for (A) any change in control, retention or other payments or benefits that could be triggered by the consummation of the transactions contemplated hereby, or (B) severance payments or benefits (other than statutory payments or benefits under applicable Laws) and (z) can be terminated upon thirty (30) days’ notice or less without further payment, liability or obligation (other than as required by applicable Laws) and (ii) any individual award agreement evidencing Company Equity Awards that is on a form that does not materially differ from the applicable form set forth on Section 3.9(a) of the Company Disclosure Schedule. Section 3.9(a) of the Company Disclosure Schedule separately identifies each Company Benefit Plan that is governed by the laws of any jurisdiction other than the United States or provides compensation or benefits to any employee or former employee of the Company or any Company Subsidiary (or any dependent thereof) who resides outside of the United States (each, a “Non-U.S. Company Benefit Plan”). With respect to each material Company Benefit Plan, to the extent applicable, the Company and the Company Subsidiaries have either delivered or made available to Parent prior to the execution of the Original Agreement true, correct and complete copies of: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten Company Benefit Plans, written descriptions thereof, (ii) the most recent determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor, (iii) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto, (iv) the most recently prepared actuarial report and financial statements, (v) the most recent prospectus or summary plan descriptions and any material modifications thereto, (vi) all nondiscrimination and compliance testing reports for the most recently completed plan year and (vii) all material non-routine correspondence to and from any Governmental Entity within the last three (3) years.

(b)         Each Company Benefit Plan has been established, administered and maintained in all respects in accordance with its terms and all applicable Laws, including ERISA and the Code, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. With respect to each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, such Company Benefit Plan has received a determination from the IRS that such Company Benefit Plan is so qualified (or if it is a prototype plan, it has a favorable opinion letter, or if it is a volume submitter plan, it has a favorable advisory letter), and, to the Knowledge of the Company, nothing has occurred that has or would reasonably be expected to adversely affect the qualification of such Company Benefit Plan.

(c)         No Company Benefit Plan is, and none of the Company, any of the Company Subsidiaries or their respective ERISA Affiliates sponsors, maintains, contributes to, has any obligation to contribute to, or otherwise has any liability or obligation (whether direct or contingent) under or with respect to: (i) a Multiemployer Plan; (ii) a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code; (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA; or (iv) a “defined benefit plan” (as defined in Section 3(35) of ERISA whether or not subject thereto) or any other pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code. None of the Company or any of the Company Subsidiaries has any current or contingent liability or obligation as a consequence of being considered a single employer with any other Person under Section 414 of the Code during the past six (6) years.

(d)         No Company Benefit Plan provides, and neither the Company nor any of the Company Subsidiaries sponsors, maintains, contributes to or is required to contribute to or has any liability with respect to any post-retirement welfare benefits, other than (i) health care continuation coverage required by Section 4980B of the Code (“COBRA”) or other applicable Law, (ii) coverage through the end of the calendar month in which a termination of employment occurs or (iii) pursuant to an applicable agreement, plan or policy requiring the Company or any Company Subsidiary to pay or subsidize COBRA premiums for a terminated employee following the employee’s termination of employment.

(e)         No claims, actions, causes of action, suits, litigations, proceedings, arbitrations, mediations, interferences, audits, assessments, hearings or other legal proceedings (including Proceedings but excluding routine claims for benefits) are pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan that would reasonably be expected to have a Company Material Adverse Effect.

(f)          None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby could (alone or in conjunction with any other event) (i) entitle any current or former employee, individual independent contractor, officer or director of the Company or any of the Company Subsidiaries to any compensation or benefits, (ii) increase the amount of any compensation or benefits due to any such individual, (iii) accelerate the vesting, funding or time of payment of any compensation or benefits due to any such individual or (iv) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(g)         Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, all required premiums for, contributions required to be made to, or other payments that are due in respect of each Company Benefit Plan have been timely and fully made in accordance with the terms of the applicable Company Benefit Plan and applicable Law.

(h)         Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in all respects with all applicable requirements of Sections 409A of the Code. Neither the Company nor any of the Company Subsidiaries has any obligations to gross-up or reimburse any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(i)          Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Non-U.S. Company Benefit Plan (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Non-U.S. Company Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meets all requirements for such treatment and (iii) that is intended to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions. No Non-U.S. Company Benefit Plan is a defined benefit pension plan.

3.10       Labor and Other Employment Matters.

(a)         Section 3.10(a) of the Company Disclosure Schedule sets forth, as of the date of the Original Agreement, a true, correct, and complete list of all employees of the Company and the Company Subsidiaries, including for each such employee their (i) name or identification number, (ii) job title, (iii) primary work location (city, state (where applicable), and country), (iv) date of hire, (v) base hourly or monthly rate, annual salary or other base rate of compensation, (vi) eligibility for commissions, bonuses or other incentive-based compensation payments (if any), (vii) full-time or part-time status, (viii) exempt or non-exempt status under applicable wage and hour Laws, (ix) employing entity, (x) for each employee located in the United States, status as active or on leave (including anticipated date of return if on leave and any protected status under any applicable Law), and (xi) for each Israeli Employee, such Israeli Employee’s prior notice entitlement (to the extent in excess of thirty (30) days or any legal requirement) and pension arrangement, including an indication on whether the Section 14 Arrangement has been applied on such employee since the commencement of their employment. Neither the Company nor any Company Subsidiary engages any personnel through manpower agencies in Israel.

(b)         Section 3.10(b) of the Company Disclosure Schedule sets forth, as of the date of the Original Agreement, a true, correct, and complete list of all individual independent contractors engaged by or providing services to the Company or any Company Subsidiary, including those providing services through a sole proprietorship or an entity wholly owned and operated by the individual, including for each such contractor (i) their name, (ii) the services they provide, (iii) their primary work location (state (where applicable), and country), (iv) their first date of retention, (v) their compensation terms, and (vi) the entity that engages such contractor.

(c)         Neither the Company nor any of the Company Subsidiaries is a party to or bound by any Collective Bargaining Agreement or has ever been a member of any employers’ association or organization. There are no and for the past three years there have been no (i) Union representing or purporting to represent any current or former employee of the Company or any Company Subsidiary in their role as an employee of the Company or any Company Subsidiary, (ii) union organizing activities or efforts with respect to the formation of a Union or demands of any Union for recognition or certification involving any current or former employee of the Company or any Company Subsidiary in their role as an employee of the Company or any Company Subsidiary, or (iii) representation proceedings or petitions seeking a representation proceeding pending or threatened to be brought or filed against the Company or any Company Subsidiary with any Governmental Entity. Neither the Company nor any Company Subsidiary, has paid, has received notice that it is required to pay or has been requested to pay, any payment (including professional organizational handling charges) to any employers’ association or organization.

(d)         There is no, and for the past three years there has been no, labor strike, picketing, lockouts, handbillings, material labor grievances, material labor dispute, slowdown or concerted work stoppage pending or, to the Knowledge of the Company, threatened against or materially affecting the Company or any Company Subsidiary.

(e)         The Company and the Company Subsidiaries are and for the past three years have been in compliance with (i) all applicable Laws respecting labor, employment and employment practices including, without limitation, all Laws respecting terms and conditions of employment, background checks, hiring, promotions, employee privacy, worker classification, health and safety, working conditions, meal and rest periods, wage payment, wages and hours, pay equity, overtime, child labor, immigration and work authorizations, employment eligibility verification, employment harassment and discrimination, retaliation, disability rights or benefits, accommodations, leaves of absence, paid sick leave, equal employment opportunity, fair employment practices, plant closures and layoffs, reduction in force, affirmative action, workers’ compensation, labor relations and collective bargaining, discipline, termination, social welfare obligations and unemployment insurance, notification of employment terms, travel expenses, recuperation pay, pension arrangement and statutory severance pay (as applicable), engaging employees through manpower agencies and/ or through services providers in accordance with the Israeli Law for Strengthening the Enforcement of Labor Laws, 2011, and (ii) all obligations of the Company or any Company Subsidiary under any employment agreement, consulting agreement, severance agreement, Collective Bargaining Agreement or any other employment or labor-related Contract or understanding, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary have incurred, and no circumstances exist under which the Company or any Company Subsidiary would reasonably be expected to incur, any material liability arising from (i) the failure to pay wages (including overtime wages) or to make any statutory required social contributions, (ii) the misclassification of any independent contractors or other non-employee workers, or (iii) the misclassification of any employees as exempt from the overtime requirements of applicable wage and hour Laws, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(f)          For the past three years, neither the Company nor any Company Subsidiary have implemented or effectuated a “mass layoff” or “plant closing” as defined under the Worker Adjustment and Retraining Notification Act of 1988 or by any equivalent foreign or state Law (each a “WARN Act”) or other employment decision sufficient in number to trigger application of an applicable WARN Act, nor is any “mass layoff” or “plant closing” expected. No employee of the Company or any Company Subsidiary is on furlough or temporary layoff or working hours that have been involuntarily reduced by 50% or more.

(g)         Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, as of the date of the Original Agreement, there are no and for the past three years have been no Proceedings pending or, to the Knowledge of the Company, threatened based on, arising out of, in connection with, or otherwise relating to any applicant for employment, any current or former employee, any current or former individual independent contractor (including those providing or who provided services through sole proprietorships or entities wholly owned and operated by them), any other non-employee service provider (including workers provided through temporary staffing agencies or service contractors), or any other labor or employment matter.

(h)         To the Knowledge of the Company, no current employee with a position at the Vice President level or higher, intends to terminate his or her employment or retire prior to the one-year anniversary of the Closing.

(i)          For the past three (3) years, no material allegations of sexual harassment, discriminatory harassment, sexual assault, or sexual misconduct have been made or threatened by or against any current or former officer, director, executive, manager, or employee of the Company or any Company Subsidiary at the managerial level or higher relating to their capacity as such and neither the Company nor any Company Subsidiary has entered into any settlement or separation agreements related to any such allegation of sexual harassment, sexual assault or sexual misconduct. The Company and each Company Subsidiary have promptly, impartially and reasonably investigated all sexual harassment, discrimination and discriminatory harassment, sexual assault, sexual misconduct and retaliation allegations made against such individuals of which the Company or any Company Subsidiary are or were aware, and for each such allegation with potential merit, the Company or any Company Subsidiary has taken prompt, reasonable corrective actions reasonably calculated to prevent further harassment. Neither the Company nor any Company Subsidiary reasonably expects any material liability with respect to any such allegations and, to the Knowledge of the Company, there are no such allegations, that, if known to the public, would bring the Company or any Company Subsidiary into material disrepute.

(j)          Solely with respect to employees of the Company or any Company Subsidiary who reside or work in Israel (“Israeli Employees”): (i) neither the Company nor any Company Subsidiary has or is subject to, and no Israeli Employee of the Company or any Company Subsidiary benefits from, any extension order (tzavei harchava) (other than extension orders applicable to all employers in Israel and no employee of the Company or any of its Subsidiaries benefits from any such extension orders); and (ii) all current and former Israeli Employees that are or were employed by the Company or any Company Subsidiary are, and were, lawfully subject to the arrangement under Section 14 of the Israeli Severance Pay Law – 1963 (the “Section 14 Arrangement”) during such individual’s entire period of engagement with the Company or the applicable Company Subsidiary and such Section 14 Arrangement was properly applied in accordance with the terms of the general permit issued by the Israeli Labor Minister regarding such individual based on their full determining salaries and from their commencement date of employment, and upon termination of their employment the Company or any Company Subsidiary shall be under no obligation to pay any additional severance amounts. To the knowledge of the Company, the Company and the Company’s Subsidiaries have not engaged any Israeli Employees whose employment would require special approvals from any Governmental Entity. Except for matters that have not resulted in and would not, individually or in the aggregate, result in material liabilities to the Company and any Company Subsidiaries, taken as a whole, all amounts that the Company and the Company’s Subsidiaries are legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Entity as required by any applicable Law, or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice).

3.11       Contracts.

(a)         Section 3.11(a) of the Company Disclosure Schedule sets forth, as of the date of the Original Agreement, a true and complete list of each Contract to which the Company or any Company Subsidiary is a party or by which their respective properties or assets are bound, and which falls within any of the following categories:

(i)          any joint venture, partnership, limited liability or other similar Contract related to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture in which the Company or any Company Subsidiary owns any interest, or any Contract involving a sharing of any revenues, profits, losses, costs, or liabilities of the Company or any Company Subsidiary;

(ii)         any Contract that by its terms requires future payments (A) by the Company or any Company Subsidiary of more than $350,000 in any one year period or (B) to the Company or any Company Subsidiary of more than $1,000,000 in any one year period, in each case, that cannot be terminated on less than ninety (90) days’ notice without payment or penalty;

(iii)        any Contract that grants any right of first refusal or right of first offer or imposes any other similar restriction or obligation that, in each case, limits in any material respect the ability of the Company or any Company Subsidiary (or Parent and its affiliates after the First Effective Time) to own, operate, sell, transfer, pledge or otherwise dispose of any material businesses or material assets;

(iv)        any Contract that materially limits the freedom of the Company or any Company Subsidiary (or Parent and its affiliates after the First Effective Time) to engage in any line of business, compete with any Person or purchase, sell, supply or distribute any product or service, in each case, in any geographic area;

(v)         any Contract related to the acquisition, disposition or other merger, reorganization or business combination that contains, covenants, indemnities, “earn-out” provisions or other contingent payment obligations that would reasonably be expected to result in future payments by the Company or a Company Subsidiary in excess of $250,000;

(vi)        any Contract that by its terms gives any Person the express right to acquire legal ownership of any assets owned by the Company or any Company Subsidiary (excluding ordinary course commitments to purchase Company Products) after the date of the Original Agreement with consideration of more than $250,000;

(vii)       any Contract relating to indebtedness for borrowed money or any financial guaranty (including any guaranty by the Company or any Company Subsidiary of any obligations of any third party), in each case pertaining to indebtedness in excess of $250,000;

(viii)      any Collective Bargaining Agreement;

(ix)        any Contract with any Person that is one of the top 20 customers of the Company and the Company Subsidiaries (as measured by total revenue for the fiscal year ending December 31, 2025);

(x)         any Contract with any Person that is one of the top 20 vendors of the Company and the Company Subsidiaries (as measured by expenditures for the fiscal year ending December 31, 2025);

(xi)        any lease or sublease with respect to the Company Leased Real Property that is material to the conduct of the Company’s and the Company Subsidiaries’ business as currently conducted;

(xii)       any Contract pursuant to which the Company or any Company Subsidiary assigns or licenses to a third party or otherwise grants the right to use or exploit or covenants not to assert any Intellectual Property that is material to the conduct of the Company’s and the Company Subsidiaries’ business as currently conducted, except (A) non-exclusive licenses granted to employees, consultants, independent contractors, service providers, suppliers and other vendors of the Company or any Company Subsidiary solely to provide services to the Company or any Company Subsidiary, (B) non-exclusive licenses authorizing limited use of brand materials, feedback, or other Intellectual Property (excluding source code for any Software that is Company Owned Intellectual Property (other than as part of software development kits) and trade secrets that are Company Owned Intellectual Property), which licenses are incidental to the primary purpose of the Contract, and which Contracts are entered into in the ordinary course of business, and (C) non-exclusive licenses granted to customers by the Company or any Company Subsidiaries for use of Company Products in the ordinary course of business;

(xiii)      any Contract pursuant to which the Company or any Company Subsidiary licenses from a third party or otherwise is granted the right to use or exploit or is the beneficiary of a covenant not to assert with respect to any Intellectual Property that is material to the conduct of the Company’s and the Company Subsidiaries’ business as currently conducted, except (A) shrink wrap, click through or off-the-shelf software licenses to non-customized third party software that is not incorporated into a Company Product, (B) non-exclusive licenses authorizing limited use of brand materials, feedback, or other Intellectual Property, which licenses are licenses incidental to the primary purpose of the Contract, and (C) licenses of any Open Source Materials;

(xiv)      any settlement agreement or similar Contract restricting in any material respect the operations or conduct of the Company or any Company Subsidiary or any of their respective affiliates (including Parent or any Parent Subsidiary after the First Effective Time);

(xv)       any Contract (including any side letter) governing or amending, modifying, supplementing or otherwise relating to the 2026 Notes or the Secured Notes;

(xvi)      any Contract involving derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements) for which the aggregate exposure (or aggregate value) to the Company and the Company Subsidiaries is reasonably expected to be in excess of $100,000 or with a notional value in excess of $100,000;

(xvii)     any Contract between the Company or any Company Subsidiary, on the one hand, and any officer, director or affiliate (other than a wholly owned Company Subsidiary) of the Company or any Company Subsidiary, any beneficial owner, directly or indirectly, of more than five percent (5%) of the number or voting power of the shares of Company Common Stock or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any Company Subsidiary has an obligation to indemnify such officer, director, affiliate, beneficial owner, associate or immediate family member;

(xviii)    any Contract that contains any exclusivity rights or “most favored nations” provisions or minimum use, supply or display requirements that are binding on the Company or any Company Subsidiary (including Parent or any Parent Subsidiary after the First Effective Time);

(xix)      any Contract providing for (A) any severance, termination payment, or advance notice of termination to any employee or individual independent contractor (or any other Person contracted to provide services that is controlled by an individual independent contractor) of the Company or any Company Subsidiary (except for Contracts providing for no greater notice nor greater statutory severance pay than is required by applicable Law and Contracts with individual independent contractors providing for an advance notice period of thirty (30) days or less that can be terminated without material liability to the Company or any Company Subsidiary) or (B) retention payments, change of control payments, accelerated vesting or any other payment or benefit that may or will become due as a result of the Mergers or any other transaction contemplated by this Agreement;

(xx)       any Contract between the Company or any Company Subsidiary, on the one hand, and any Governmental Entity or prime contractor or subcontractor of a Governmental Entity, on the other hand;

(xxi)      any Contract that by its terms expressly obligates the Company or any Company Subsidiary to make any capital investment or capital expenditure outside the ordinary course of business and in excess of $250,000; and

(xxii)     any other “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), other than a Company Benefit Plan.

(b)         Each Contract of the type described in this Section 3.11(a) is referred to herein as a “Company Material Contract.” True and complete copies of each Company Material Contract in effect as of the date of the Original Agreement have been made available to Parent (including pursuant to agreed-upon procedures to protect competitively sensitive information) or publicly filed with the SEC.

(c)         Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Material Contract is a legally valid and enforceable obligation of the Company or the Company Subsidiary party thereto, in accordance with its terms, subject to applicable Enforceability Limitations; (ii) each Company Material Contract is in full force and effect, (iii) none of the Company or any Company Subsidiary is in breach or default under any Company Material Contract to which it is a party or by which it or any of its properties or assets is bound or affected and (iv) neither the Company, any of the Company Subsidiaries nor, to the Knowledge of the Company, any other party to a Company Material Contract has terminated or failed to renew any Company Material Contract or given notice of any termination or intent to not renew thereunder, nor, to the Knowledge of the Company, has the other party to a Company Material Contract stated (orally or in writing) that it does not intend to renew that agreement on terms substantially the same as, or no less favorable in any material respect to the Company and Company Subsidiaries than, the current agreement.

3.12       Permits. The Company and each Company Subsidiary (a) holds all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity and (b) has filed all tariffs, reports, notices and other documents with any Governmental Entity, in the case of each of the foregoing clauses (a) and (b), that is necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (collectively, the “Company Permits”); and (b) is, and since January 1, 2023, has been in compliance with all the terms and conditions of all Company Permits, except where the failure to comply with, to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.13       Litigation. As of the date of the Original Agreement, there are no Proceedings pending, or to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or any of their respective assets or properties or any of the officers or directors of the Company, nor have there been any such Proceedings within the past three (3) years, except, in each case, for those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that challenges the validity or propriety of the transactions contemplated hereby. Neither the Company nor any of the Company Subsidiaries is subject to any Order that has or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.14       Environmental Matters. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (a) each of the Company and the Company Subsidiaries is, and since January 1, 2023, has been, in compliance with all Environmental Laws and each has all Environmental Permits necessary for the conduct and operation of their respective businesses as now being conducted, and all such Environmental Permits are in good standing; (b) none of the Company or any Company Subsidiary has received any written notice, demand, letter or claim alleging that the Company or any Company Subsidiary is in violation of, or liable under, any Environmental Law, in each case, that remains pending or unresolved; (c) there has been no Release of or exposure of any Person to any Hazardous Substance by the Company, any Company Subsidiary, or, to the Knowledge of the Company, any other Person that has given rise or would reasonably be expected to give rise to any liability of the Company or any Company Subsidiary under Environmental Law, including at, in, on, under or from any Company Leased Real Property or, to the Knowledge of the Company, at, in, on, under or from any real property formerly owned, leased or operated by the Company or any Company Subsidiary; (d) none of the Company or any Company Subsidiary has entered into or agreed to any consent decree or order, or is subject to any judgment, decree or judicial order, relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the Knowledge of the Company, threatened with respect thereto; (e) none of the Company or any Company Subsidiary has assumed by Contract or by operation of Law any liabilities or obligations of any other Person under Environmental Law; and (f) the Company has made available to Parent copies of all reports, audits, assessments, and other similar material documents in the possession of the Company or any Company Subsidiary with respect to the environmental condition of the Company Leased Real Property or the Company’s or any Company Subsidiary’s compliance with Environmental Law.

3.15       Intellectual Property.

(a)         Section 3.15(a) of the Company Disclosure Schedule sets forth a complete list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations, (iv) design registrations and applications, and (v) internet domain name registrations, in each case that are owned or purported to be owned by the Company or any of the Company Subsidiaries (collectively, the “Company Registered Intellectual Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) each item of Company Registered Intellectual Property is subsisting, valid and enforceable, and (B) no Proceeding is pending or, to the Knowledge of the Company, is threatened, that challenges the validity, enforceability, registration, use, ownership or scope of any Company Registered Intellectual Property (other than office actions in connection with applications for the registration or issuance of any Company Registered Intellectual Property). Each item of material Company Registered Intellectual Property (x) has not been abandoned or cancelled, (y) has been maintained effective by all requisite filings, renewals and payments, and (z) remains in full force and effect.

(b)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each item of Company Owned Intellectual Property is owned exclusively by the Company or a Company Subsidiary, free and clear of all Liens (other than Permitted Liens), (ii) none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Mergers or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both) result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of the Company or any of Company Subsidiaries in any Company Owned Intellectual Property or any other Intellectual Property that is used or held for use in the conduct of the business of the Company and the Company Subsidiaries as currently conducted that is licensed by the Company or any Company Subsidiaries pursuant to a Company Material Contract, and (iii) the Company owns and possesses all right, title and interest in and to (or has the right pursuant to a valid and enforceable license or otherwise possesses legally enforceable rights to use) all Intellectual Property that is used or held for use in the conduct of the business of the Company and the Company Subsidiaries as currently conducted.

(c)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has received any written (or, to the Knowledge of the Company, oral) charge, complaint, claim, demand, or notice since January 1, 2023 (or earlier, if presently not resolved) alleging that the Company or any Company Subsidiary has infringed, misappropriated, diluted or otherwise violated the Intellectual Property rights of any Person. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the Knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating any Company Owned Intellectual Property, and (ii) neither the Company nor any of the Company Subsidiaries has made or asserted any written charge, complaint, claim, demand or notice since January 1, 2023 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation.

(d)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has maintained all Trade Secrets included in the Company Owned Intellectual Property in confidence in accordance with procedures customarily used in the industry to protect rights of like importance and, to the Knowledge of the Company, there have been no unauthorized use or disclosure of any such Trade Secrets.

(e)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of the Company and the Company Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception and development of Intellectual Property for such entities have entered into valid and binding proprietary rights agreements with the Company or one of the Company Subsidiaries or predecessors, vesting ownership of such Intellectual Property in the Company of a Company Subsidiary, and (ii) no such Person has asserted, and no such Person has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any Company Owned Intellectual Property.

(f)          Neither the Company nor any Company Subsidiary has received any support, funding, resources or assistance from any Governmental Entities, academic institutions, or research centers in the development of any Company Product, Software, technology or Intellectual Property that resulted in, or will result in, such third parties being granted any rights or licenses to, or ownership interest in, any Company Owned Intellectual Property that is material to the business of the Company or the Company Subsidiaries.

(g)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Open Source Material is used or compiled together with, or is otherwise linked or distributed with or incorporated into, any Software included in the Company Owned Intellectual Property in a manner that would require any portion of such Software (except the unmodified Open Source Material) be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works, or (iii) redistributable at no charge or minimal charge, or that otherwise grants to any other Person any right, immunity or license to any Company Owned Intellectual Property.

(h)         Neither the Company nor any of the Company Subsidiaries have delivered, licensed or made available, or are under a duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available, the source code for any Software that is Company Owned Intellectual Property to any escrow agent or other Person who is not an employee or consultant acting on behalf of the Company or any of the Company Subsidiaries (other than as part of software development kits).

(i)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Company Product contains “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file without the user’s consent.

(j)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the computers, servers, workstations, routers, hubs, switches, circuits, and all other information technology assets and equipment owned, leased, or licensed by the Company or any of the Company Subsidiaries and used by them in the conduct of their businesses (“Company IT Assets”) operate and perform as required by the Company and the Company Subsidiaries for the conduct of their businesses as currently conducted, and have not malfunctioned or failed since January 1, 2023.

(k)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have (i) obtained all licenses and consents, provided all notices and disclosures, and taken all other steps, in each case to the extent required by applicable laws in order to collect and use all Training Data and AI Inputs used, or held for use, in connection with the conduct of the Company’s or any Company Subsidiaries’ business (including as needed to use Training Data to develop, train, refine, fine tune, test or improve the Company’s and Company Subsidiaries’ AI Technologies), and (ii) complied with all use restrictions and other requirements set forth in any Company Material Contract (including any website terms of use or terms of service) governing the collection and use of such Training Data and AI Inputs, including the collection of Scraped Dataset.

(l)          The Company and Company Subsidiaries have implemented commercially reasonable processes and policies (i) relating to the ethical or responsible use of AI Technologies at and by Company and Company Subsidiaries and (ii) designed to ensure that the Company AI Products can be reproduced, retrained, debugged and modified in a manner consistent with industry standard procedures. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, there has been no (i) actual or alleged non-compliance with any such policies or claims or allegations challenging the Company’s ethical use of AI Technologies; (ii) no complaint, claim, proceeding, litigation or governmental inquiry or investigation alleging that, or questioning whether, Training Data used in the development, training, fine tuning, improvement or testing of any Company Product was biased, untrustworthy or manipulated in an unethical or unscientific way, and no report, finding or impact assessment of any internal or external auditor or other third party that makes any such allegation; or (iii) no written request for information or testimony from regulators or legislators concerning any Company Product or related AI Technologies.

3.16       Data Privacy and Security.

(a)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of the Company Subsidiaries complies, and to the Knowledge of the Company, all affiliates and/or third parties with respect to the Processing of Personal Information on behalf of, and/or sharing Personal Information with, the Company or any Company Subsidiary (collectively, “Data Partners”), has for the past three (3) years complied with (i) policies and/or notices relating to privacy, security, or the Processing of Personal Information, (ii) contractual commitments related to privacy, security, or the Processing of Personal Information, and (iii) Privacy and Security Laws (collectively, “Privacy Requirements”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have at all times provided all required notices, and obtained all necessary consents, to Process Personal Information by or for the Company or any of its Subsidiaries.

(b)         Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and each of the Company Subsidiaries have at all times implemented, maintained and complied with commercially reasonable technical, physical, and organizational measures, including a written information security program, that complies with Privacy Requirements and is designed to protect Personal Information and other confidential information in their possession or under their control against Security Incidents, and required all Data Partners to at all times implement, maintain and comply with, commercially reasonable technical, physical, and organizational measures. The Company and the Company Subsidiaries regularly test their written information security program by conducting security audits, penetration tests, and/or vulnerability scans, and, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company nor any Company Subsidiary has identified any high or critical vulnerabilities that have not been fully remediated. To the Knowledge of the Company, neither the Company nor any Company Subsidiary, nor any Data Partner with respect to its Processing of Personal Information on behalf of the Company or any Company Subsidiary, has experienced any material Security Incidents.

(c)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has developed, used and deployed the Company AI Products in compliance with all Privacy Requirements. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has obtained all consents, provided all notices, and taken all other steps required by the Privacy Requirements to collect, use, or otherwise Process any AI Input in connection with the Company AI Products, including to train, validate, test, or improve such Company AI Products. No Personal Information was or is used to train, validate, test, or improve the Company AI Products. The Company has not included and does not include any Personal Information in any AI Input, except in cases where such AI Input is not used to train, validate, test, or improve the Company AI Products or any third-party AI Technologies. The Company has implemented processes to ensure that (i) no AI Input or AI Output contains any Personal Information, and (ii) no Company AI Product is used by the Company in furtherance of a decision that produces a legal or similarly significant effect concerning individuals, or for the purpose of “automated decision-making” or “profiling” of individuals, as such terms are defined under Privacy Requirements or other applicable Laws.

(d)         Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, in relation to any Security Incident and/or actual, alleged, or potential violation of a Privacy Requirement, neither the Company nor any Company Subsidiary has (i) notified or been required to notify any Person, or (ii) received any notice, claim, or complaint from any Person, or been the subject of any investigation or enforcement action by any Person.

(e)         The execution, delivery, and performance of this Agreement and the Mergers does not and will not materially conflict with or result in a material violation or breach of any Privacy Requirements or require the consent of or provision of notice to any Person concerning such Person’s Personal Information.

3.17       Tax Matters.

(a)         Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)          all Tax Returns required to be filed by the Company and the Company Subsidiaries have been timely filed (taking into account any extension of time within which to file) with the appropriate Governmental Entity and all such Tax Returns are true, correct and complete in all respects;

(ii)         all Taxes payable by the Company and the Company Subsidiaries (whether or not shown to be due and payable on any Tax Return) have been fully and timely paid to the appropriate Governmental Entity;

(iii)        the unpaid Taxes of the Company and the Company Subsidiaries did not, as of the date of the most recent Company Financial Statements, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets included in such Company Financial Statements (rather than in any notes thereto). Since the date of the most recent Company Financial Statements, the Company and the Company Subsidiaries have not incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice;

(iv)        the Company and the Company Subsidiaries have (i) timely paid, deducted, withheld and collected all amounts in respect of Taxes required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity), and (ii) otherwise complied with all withholding Tax requirements imposed on or with respect to the Company and the Company Subsidiaries;

(v)         no written agreements, consents, extensions or waivers have been entered into, given or requested with respect to the assessment or payment of any Taxes or the filing of Tax Returns of the Company or any Company Subsidiary (other than extension of time to file Tax Returns obtained in the ordinary course of business consistent with past practice for the filing of Tax Returns);

(vi)        no claim, assessment, adjustment or deficiency for any amount of Taxes has been asserted or threatened in writing by any Governmental Entity against the Company or any Company Subsidiary, except for claims, assessments, adjustments or deficiencies being contested in good faith by appropriate Proceedings for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and the Company Subsidiaries;

(vii)       there are no disputes, audits, examinations, investigations or other Proceedings in progress, or to the Knowledge of the Company, pending or threatened, by any Governmental Entity with respect to any Taxes or Tax Returns of the Company or any Company Subsidiary;

(viii)      in the past six years, no Governmental Entity has made an assertion in writing to the Company or any Company Subsidiary in a jurisdiction where the Company or any Company Subsidiary does not currently file a Tax Return that the Company and/or Company Subsidiary is, was or may be subject to any Tax, or required to file Tax Returns, in such jurisdiction;

(ix)        neither the Company nor any Company Subsidiary (A) is a party to any Tax-allocation, Tax-sharing, Tax-indemnity or similar agreement (not including, for the avoidance of doubt (I) an agreement or arrangement solely between or among the Company and/or any of the Company Subsidiaries or (II) any customary commercial Contract not primarily related to Taxes and entered into in the ordinary course of business) or (B) has requested or is subject to any IRS private letter ruling or closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous provision of state, local or non-U.S. Tax Law) or any comparable ruling from or agreement with any other Governmental Entity;

(x)         neither the Company nor any Company Subsidiary (A) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is or was the Company) or (B) has any liability for Taxes of any Person (other than the Company or the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), as a transferee or successor, by Contract (other than any customary commercial Contract not primarily related to Taxes and entered into the ordinary course of business), or otherwise by operation of Law;

(xi)        there are no Liens for Taxes upon any property or assets of the Company or the Company Subsidiaries, other than Permitted Liens;

(xii)       neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or under a similar provision of state, local, or non-U.S. Tax Law);

(xiii)      neither the Company nor any Company Subsidiary (i) will be required to include a material item of income in, or exclude a material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (A) a change in method of accounting, or use of an improper method of accounting, in each case, occurring prior to the Closing Date, (B) any installment sale or other transaction on or prior to the Closing Date, or (C) a prepaid amount received (or deferred revenue recognized) or paid, prior to the Closing Date or (ii) has made an election pursuant to Section 965(h) of the Code;

(xiv)      neither the Company nor any Company Subsidiary (i) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (ii) has been a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or non-U.S. Tax Law); (iii) has been a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or non-U.S. Tax Law); (iv) has been a stockholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code; or (v) has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise become subject to Tax jurisdiction in a country other than the country of its formation;

(xv)       the Company has treated the 2026 Notes, the First Lien Notes and the Second Lien Notes as debt for U.S. federal income tax and financial accounting purposes and, except to the extent otherwise required by a change in applicable Law or GAAP after the date of the Original Agreement, will continue to treat the 2026 Notes, the First Lien Notes and the Second Lien Notes as debt for U.S. federal income tax and financial accounting purposes at all times through and immediately after the Second Effective Time; and

(xvi)      neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Tax Law) in the two years prior to the date of the Original Agreement.

(b)         Notwithstanding anything to the contrary in this Agreement, neither the Company nor any Company Subsidiary makes any representation or warranty as to the amount, limitation on, existence or availability of any net operating loss carryforward, capital loss carryforward, Tax credit carryforward or other Tax attribute of the Company or any Company Subsidiary with respect to any taxable period (or portion thereof) beginning after the Closing Date.

3.18       Real Property; Title to Assets.

(a)         Neither the Company nor any of the Company Subsidiaries owns, or has ever (or, in the case of each Company Subsidiary, for so long as such Person has been a Subsidiary of the Company) owned, any real property.

(b)         Section 3.18(b) of the Company Disclosure Schedule sets forth (i) a true and complete list of all material real property leased, subleased or otherwise occupied by the Company or any of the Company Subsidiaries (collectively, the “Company Leased Real Property”), (ii) the address for such Company Leased Real Property, and (iii) a description of the applicable lease, sublease or other agreement therefore and any and all amendments and modifications relating thereto (collectively, the “Company Real Property Leases”).

(c)         Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and to the Knowledge of the Company there are no such Proceedings threatened, affecting any portion of the Company Leased Real Property.

(d)         The Company or a Company Subsidiary has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens (except for Permitted Liens); except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.19       Anti-Corruption.

(a)         The Company, each Company Subsidiary, and each Company Representative is and, since January 1, 2021, has been in compliance with the Anti-Corruption Laws.

(b)         Neither the Company nor any Company Subsidiary nor any of their respective officers, managers, directors, employees, nor, to the Knowledge of the Company, any of their agents, representatives, or other Persons acting for or on behalf of the Company or any Company Subsidiary have made any corrupt payment or corruptly given, offered, paid, promised, authorized, solicited, or received, or agreed to give or receive, any money or thing of value, directly or indirectly, to or from any Person, including any Government Official, in each case in violation of applicable Anti-Corruption Laws.

(c)         Neither the Company nor any Company Subsidiary nor any Company Representative acting for or on behalf of the Company or any Company Subsidiary has made any voluntary or involuntary disclosure to any Governmental Entity under the Anti-Corruption Laws, and there have been no actual, suspected, or threatened written or, to the Knowledge of the Company, oral allegations, inquiries, investigations (internal or governmental), enforcement actions by any Governmental Entity, or whistleblower reports regarding compliance by the Company, any Company Subsidiary, or any Company Representative with Anti-Corruption Laws, and no Governmental Entity has assessed any fine or penalty against the Company, any Company Subsidiary, or any Company Representative, or issued any warning letter to the Company, any Company Subsidiary, or any Company Representative, with regard to compliance with Anti-Corruption Laws.

(d)         The Company and the Company Subsidiaries have established and maintain and enforce policies and procedures reasonably designed to promote and achieve compliance with the Anti-Corruption Laws applicable to the Company and the Company Subsidiaries.

3.20       International Trade.

(a)         None of the Company or any Company Subsidiary or, in each case, any of its respective officers, managers, directors, employees, nor to the Knowledge of the Company, any of the Company’s or any Company Subsidiary’s agents, representatives, or other Persons that act for or on behalf of the Company or any Company Subsidiary is currently, or since April 24, 2019, has been, (i) a Sanctioned Person or engaged in transactions, dealings, or activities that might reasonably cause such Person to become a Sanctioned Person; (ii) engaged in any dealings or transactions with, involving or for the benefit of any Sanctioned Person or in or with any Sanctioned Country; or (iii) otherwise in violation of applicable Sanctions.

(b)         The Company and the Company Subsidiaries, and its and their officers, managers, directors, employees, and to the Knowledge of the Company, the Company’s and the Company Subsidiaries’ agents, representatives, and other Persons that act for or on behalf of the Company or the Company Subsidiaries is and, since five years prior to the date of the Original Agreement, has been in compliance, (i) has been in compliance, in all material respects, with all Trade Compliance Laws, and (ii) has not been subject to debarment or list-based designations under any Trade Compliance Laws.

(c)         Since April 24, 2019, the Company and the Company Subsidiaries have not made any voluntary or involuntary disclosure to any Governmental Entity regarding the actual or possible violations of Sanctions or Trade Compliance Laws, and there have been no actual or threatened inquiries, allegations, requests for information, investigations, or enforcement actions by any Governmental Entity regarding the actual or possible violation of Sanctions or Trade Compliance Laws by the Company or any Company Subsidiary, and no Governmental Entity has assessed any fine or penalty against, or issued any warning letter to, the Company or any Company Subsidiary with regard to compliance with Sanctions or Trade Compliance Laws.

(d)         The Company and the Company Subsidiaries have, since April 24, 2019, implemented and maintain policies and procedures to promote compliance with Sanctions and Trade Compliance Laws.

(e)         None of the products or materials imported by, for or on behalf of the Company or the Company Subsidiaries, for which final liquidation has not yet occurred is subject to or otherwise covered by an antidumping duty order or countervailing duty order that remains in effect or is subject to or otherwise covered by any pending antidumping or countervailing duty investigation by any Governmental Entity.

(f)          The Company and the Company Subsidiaries are not importing and have not imported, products or materials mined, produced, or manufactured, wholly or in part, with the use of forced labor or mined, produced, or manufactured, wholly or in part, in the Xinjiang Uyghur Autonomous Region or by an entity on the Uyghur Forced Labor Prevention Act Entity List.

3.21       Opinion of Financial Advisor. The Company Board has received the opinion (the “Company Fairness Opinion”) of Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), to the effect that, as of the date of the Company Fairness Opinion, and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Per Share Merger Consideration to be received by the holders of Company Common Stock for their shares of Company Common Stock in the Mergers pursuant to this Agreement was fair, from a financial point of view, to such holders (solely in their capacity as holders of Company Common Stock). The Company made available to Parent a copy of such opinion following the execution of the Original Agreement for informational purposes only.

3.22       Information Supplied. The information supplied or to be supplied by the Company in writing expressly for inclusion or incorporation in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by the Parent Parties or any of their respective Parent Representatives for inclusion therein. The information supplied or to be supplied by the Company in writing expressly for inclusion in the Proxy Statement/Prospectus, which shall be included in the Registration Statement, shall not, on the date(s) the Proxy Statement/Prospectus is first mailed to the stockholders of the Company, or at the time of the Company Stockholders Meeting, or at the First Effective Time or Second Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by the Parent Parties or any of their respective Parent Representatives for inclusion therein.

3.23       Takeover Statutes. The Company Board has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to this Agreement and the transactions contemplated hereby the provisions of any potentially applicable takeover Laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” Law or similar provision of the Company Charter or the Company Bylaws (any of the foregoing, “Takeover Statutes”).

3.24       Related Party Transactions. There are no outstanding amounts payable to or receivable from, or advances by the Company, or any Company Subsidiary to, and neither the Company, nor any of the Company Subsidiaries is otherwise a creditor or debtor to, or party to any Contract or transaction with, any holder of five percent (5%) or more of the shares of Company Common Stock, or any director, officer or employee of the Company or any Company Subsidiary, or, to the Knowledge of the Company, any relative of any of the foregoing (in each case, any such Person, a “Company Related Party”), except for employment or compensation agreements or arrangements with directors, officers and employees made in the ordinary course consistent with past practice. Since January 1, 2023, there have been no transactions or contracts between the Company or any Company Subsidiaries, on the one hand, and any affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

3.25       Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies maintained by the Company or any Company Subsidiary, are in full force and effect and provide insurance in such amounts and against such risks as the management of such party reasonably has determined to be prudent in accordance with industry practices or as is required by Law, and all premiums due and payable thereon have been paid; and (b) neither the Company nor any Company Subsidiary is in breach or default of any of the insurance policies, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or material modification of any of the insurance policies. Since January 1, 2023, neither the Company nor any Company Subsidiary has received any written notice of termination or cancellation or denial of coverage with respect to any material insurance policy.

3.26       Brokers. Except for the Company’s obligations to Lazard Frères & Co. LLC and Houlihan Lokey, no broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Mergers.

3.27       No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article 3, none of the Company, any of its affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company, the Company Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent Parties or their respective Parent Representatives or affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Without limiting the foregoing, neither the Company nor any other Person shall have or be subject to any liability or other obligation to the Parent Parties or their respective Parent Representatives or affiliates or any other Person resulting from the Parent Parties’ or the Parent Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to the Parent Parties or their respective Parent Representatives or affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement, teaser, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Parent Parties or their respective Parent Representatives or in any other form in connection with the transactions contemplated by this Agreement, in each case, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 3.

Article 4
Representations and Warranties of Parent and MERGER SUBS

Except as otherwise disclosed or identified in the Parent SEC Documents filed or furnished by Parent with the SEC on or after January 1, 2024 and at least two Business Days prior to the date of the Original Agreement (other than forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Parent SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward-looking in nature, but including any historical or factual matters disclosed in such sections), each Parent Party hereby jointly and severally represent and warrant to the Company as of the date of the Original Agreement, other than for purposes of Sections 4.1 through 4.4, 4.7, 4.8 and 4.10 which each Parent Party hereby jointly and severally represents and warrants to the Company as of the date hereof, as follows:

4.1         Organization and Qualification. Each Parent Party is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Parent has all requisite powers required to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except in those jurisdictions where the failure to be so qualified or in good standing, when taken together, would not reasonably be expected to have a Parent Material Adverse Effect.

4.2         Authority. Each Parent Party has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including (a) in the case of Parent, the Parent Share Issuance, (b) in the case of Merger Sub I, subject to the adoption of this Agreement by Intermediate Sub as the sole stockholder of Merger Sub I, the First Merger, and (c) in the case of Merger Sub II, subject to the adoption of this Agreement by Intermediate Sub as the sole stockholder of Merger Sub II, the Second Merger. The execution and delivery of this Agreement by the Parent Parties and the consummation by the Parent Parties of the transactions contemplated hereby, including the Parent Share Issuance (in the case of Parent), the First Merger (in the case of Merger Sub I), and the Second Merger (in the case of Merger Sub II), have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of any Parent Party and, except for the affirmative vote of Intermediate Sub as the sole stockholder of Merger Sub I and Merger Sub II in favor of the adoption of this Agreement, no stockholder votes are necessary to adopt this Agreement or to consummate the transactions contemplated hereby. Each Parent Party has duly and validly executed and delivered this Agreement and, assuming due and valid authorization, execution and delivery by the other Parent Party and the Company, constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Enforceability Limitations.

4.3         No Conflict. The execution, delivery and performance by the Parent Parties of this Agreement and the consummation by the Parent Parties of the transactions contemplated hereby, including the Parent Share Issuance (in the case of Parent), the First Merger (in the case of Merger Sub I), and the Second Merger (in the case of Merger Sub II) do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Restated Certificate of Incorporation or the Amended and Restated Bylaws of Parent, the certificate of incorporation and bylaws (or equivalent organizational documents) of Merger Sub I, or the certificate of incorporation and bylaws (or equivalent organizational documents) of Merger Sub II or (b) assuming compliance with the matters referred to in Section 4.4, contravene, conflict with or result in a violation or breach of any provision of any material Law.

4.4         Required Filings and Consents. Assuming the accuracy of the representations and warranties of the Company in Section 3.5, none of the execution, delivery or performance of this Agreement by the Parent Parties, including the Parent Share Issuance (in the case of Parent) and the Mergers (in the case of Merger Sub I and Merger Sub II), or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing of the First Certificate of Merger and the Second Certificate of Merger as required by the DGCL, (b) compliance with any applicable requirements of any Regulatory Laws, (c) compliance with the applicable requirements of the Exchange Act, Securities Act and any other applicable U.S. state or federal securities Laws, (d) filings with the SEC as may be required by Parent in connection with this Agreement and the transactions contemplated hereby, and (e) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.5         SEC Filings; Financial Statements.

(a)         Parent has filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by Parent with the SEC under the Securities Act or the Exchange Act since January 1, 2024 (the “Parent SEC Documents”). No Parent Subsidiary is required to make any filings with the SEC.

(b)         As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of the Original Agreement, each Parent SEC Document complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)         The consolidated financial statements of Parent included in the Parent SEC Documents (including, in each case, any notes or schedules thereto) (the “Parent Financial Statements”) fairly present, in all material respects, the consolidated financial condition and the consolidated results of operations, cash flows and changes in stockholders’ equity of Parent and the Parent Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Parent Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of any interim unaudited Parent Financial Statements, to normal year-end adjustments and the absence of notes and other presentation items.

(d)         Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Parent’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Parent’s management has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial information and Parent does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(e)         Parent and the Parent Subsidiaries do not have any material liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) required by GAAP to be reflected or reserved on a consolidated balance sheet of Parent (or the notes thereto) except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Parent Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent balance sheet included in the Parent Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Mergers or the other transactions contemplated hereby and (iv) for liabilities and obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.6         Information Supplied. The information supplied or to be supplied by Parent in writing expressly for inclusion or incorporation in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company or any of its Company Representatives for inclusion therein. The information supplied or to be supplied by Parent in writing expressly for inclusion in the Proxy Statement/Prospectus, which shall be included in the Registration Statement, shall not, on the date(s) the Proxy Statement/Prospectus is first mailed to the stockholders of Parent or at the First Effective Time or Second Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company or any of its Company Representatives for inclusion therein.

4.7         Takeover Statutes. The Parent Board has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to this Agreement and the transactions contemplated hereby the provisions of any potentially applicable Takeover Statutes.

4.8         Ownership of Merger Subs. Merger Sub I and Merger Sub II are each an indirect, wholly owned Parent Subsidiary and a direct wholly owned Subsidiary of Intermediate Sub, were each formed solely for the purpose of engaging in the transactions contemplated hereby and have each engaged in no business activity other than as contemplated by this Agreement. Except for the liabilities incurred in connection with the transactions contemplated hereby, each of Merger Sub I and Merger Sub II has not and will not have incurred, directly or indirectly, through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

4.9         Valid Issuance. The Parent Common Stock to be issued as the Per Share Merger Consideration pursuant to the terms hereof, when issued as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and (other than restrictions under applicable securities laws, or restrictions created by any stockholder of the Company) will be free of restrictions on transfer.

4.10       Brokers. Except for Parent’s obligations to Barclays Capital Inc., no broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Mergers.

4.11       No Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Article 4, none of the Parent Parties, any of their respective affiliates or any other Person on behalf of Parent makes any express or implied representation or warranty with respect to Parent, the Parent Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to the Company or the Company Representatives or the Company’s affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Without limiting the foregoing, neither Parent, Merger Sub I, Merger Sub II nor any other Person shall have or be subject to any liability or other obligation to the Company or the Company Representatives or the Company’s affiliates or any other Person resulting from the Company’s or the Company’s Representatives’ or the Company’s affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company or the Company’s Representatives or the Company’s affiliates, including any information made available in the electronic data room maintained by Parent for purposes of the transactions contemplated by this Agreement, teaser, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or the Company Representatives or in any other form in connection with the transactions contemplated by this Agreement, in each case, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 4.

Article 5
Conduct of the company

5.1         Conduct of Business by the Company Pending the Closing. The Company agrees that, between the date of the Original Agreement and the earlier of the Second Effective Time and the valid termination of this Agreement in accordance with Article 8, except (w) as set forth in Section 5.1 of the Company Disclosure Schedule, (x) as required by applicable Law, (y) as expressly required or contemplated by this Agreement or (z) otherwise with the prior written consent of Parent, the Company shall, and shall cause each Company Subsidiary to, (I) use reasonable best efforts to conduct its operations in all material respects in the ordinary course of business consistent with past practice (including, subject to the Company’s obligations set forth in Section 6.15(a), with respect to its customary cash management policies and the maintenance of unrestricted cash and cash equivalents on its balance sheet at levels consistent with those maintained in the ordinary course of business consistent with past practice) and (II) use its reasonable best efforts to preserve substantially intact its business organization and comply with all applicable Laws in all material respects. Without limiting the foregoing, and as an extension thereof, except (1) as set forth in Section 5.1 of the Company Disclosure Schedule, (2) as required by applicable Law, (3) as expressly required or contemplated by this Agreement, or (4) otherwise with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of the Original Agreement and the earlier of the Second Effective Time and the termination of this Agreement in accordance with Article 8, directly or indirectly, take any of the following actions:

(a)         amend, modify, waive, rescind or otherwise change its articles or certificate of incorporation or bylaws or equivalent organizational documents or the Tax Benefits Preservation Plan or adopt any new stockholder rights plan, “poison pill” antitakeover plan or similar device;

(b)         issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), other than the issuance of Company Common Stock (and the related Company Rights) or upon the exercise, vesting or settlement, as applicable, of Company Equity Awards and Company Warrants outstanding as of the date of the Original Agreement in accordance with their terms (or, if a Triggering Event (as defined in the Tax Benefits Preservation Plan) shall occur, the Company Rights) or upon the exercise of purchase rights under the Company ESPP (subject to Section 2.6(d));

(c)         sell, pledge, dispose of, transfer, lease, license, abandon, allow to lapse, guarantee or encumber any material property or tangible assets of the Company or any Company Subsidiary (other than transactions between the Company and any wholly owned Company Subsidiary or among wholly owned Company Subsidiaries), except (i) pursuant to Contracts in effect prior to the date of the Original Agreement (as such Contracts may be modified, extended or amended in the ordinary course of business) or (ii) Permitted Liens;

(d)         declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than dividends paid by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary), enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests, or file any registration statement with the SEC with respect to any, of its capital stock or other equity interests or securities;

(e)         reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, or other Equity Interests, except (i) the satisfaction of exercise price and/or Tax withholding obligations in connection with the vesting, exercise and/or settlement of Company Equity Awards in accordance with the terms of such awards as in effect on the date of the Original Agreement or (ii) upon the forfeiture of outstanding Company Equity Awards pursuant to their terms upon the termination of the employment of the holder thereof or otherwise;

(f)          merge or consolidate the Company or any Company Subsidiary with any Person, effect a division transaction or statutory conversion, domestication or transfer, or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(g)         acquire (including by merger, consolidation, share exchange, division transaction, or acquisition of stock or assets) any interest in any Person or assets or any business division thereof, other than the purchase of goods, equipment and other operating assets in the ordinary course of business consistent with past practice that (x) does not include any “earnout,” deferred or contingent payment obligation or any other future obligation to pay and (y) would not reasonably be expected to materially delay, impede or prevent the consummation of the transactions contemplated by this Agreement on or before the Outside Date;

(h)         (i) incur any indebtedness for borrowed money, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money, except, in each case, for any indebtedness solely among the Company and its wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries or (ii) repay any indebtedness, except (A) in accordance with Section 6.15 or (B) payment of interest due and payable pursuant to the terms of the First Lien Notes;

(i)          make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly owned Company Subsidiary), except for (i) loans solely among the Company and its wholly owned Company Subsidiaries or solely among the Company’s wholly owned Company Subsidiaries or (ii) advances for reimbursable employee expenses in the ordinary course of business consistent with past practice;

(j)          (i) enter into any Contract that would, if entered into prior to the date of the Original Agreement, be a Company Material Contract, other than, solely with respect to Company Material Contracts under Sections 3.11(a)(ii), 3.11(a)(xiii), 3.11(a)(xvii), or 3.11(a)(xx) (in each case, so long as any such Contract would not also constitute a contract of the type described in Section 3.11(a)(iv)), in the ordinary course of business consistent with past practice or (ii) (A) materially modify, materially amend, extend (except in the case of a renewal of a Company Material Contract in the ordinary course of business consistent with past practice, provided that the terms other than the expiration date of such Company Material Contract have not changed in a manner adverse to the Company) or affirmatively terminate any Company Material Contract or (B) waive, release or assign any rights or claims thereunder, in the case of this clause (B) other than in the ordinary course of business consistent with past practice;

(k)         except as otherwise required by applicable Law, the terms of this Agreement or an existing Company Benefit Plan, (i) grant any severance, retention, change in control, or termination pay, (ii) increase the compensation or benefits payable to any employee or individual independent contractor or consultant, (iii) modify, enter into, negotiate, terminate or amend any Collective Bargaining Agreement or recognize or certify any Union as the collective bargaining representative for any employee of the Company or any of the Company Subsidiaries, (iv) hire or terminate (other than for cause) the employment of any employee at the level of Vice President or higher, (v) promote any non-officer employee to an officer position, or promote any employee below the Vice President level into a position at the Vice President level or higher, (vi) adopt, enter into, terminate or materially amend any material Company Benefit Plan (or any other benefit or compensation plan, policy, program, agreement or arrangement that would be a Company Benefit Plan if in effect on the date of the Original Agreement) or (vii) accelerate the vesting, funding or time of payment of any compensation or other benefit (including a Company Equity Award) with respect to any current or former individual service provider;

(l)          waive, modify (in any manner adverse to the Company and the Company Subsidiaries), or release any material noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement or other similar material restrictive covenant obligation of any current or former employee, officer, director or individual independent contractor of the Company or any of the Company Subsidiaries;

(m)        implement or announce any “mass layoff” or “plant closing,” in each case as defined in an applicable WARN Act, or take any other action that would reasonably be expected to trigger an applicable WARN Act;

(n)         (i) waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $500,000, except in the ordinary course of business consistent with past practice, (ii) forgive any loans to directors, officers, employees or any of their respective affiliates or (iii) enter into any transactions or Contracts with any affiliates or other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC;

(o)         make any change in accounting policies, practices, principles, methods or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, other than as required by GAAP or applicable Law;

(p)         compromise, settle or agree to settle any Proceeding other than compromises, settlements or agreements that involve only the payment of monetary damages by the Company or any Company Subsidiary not in excess of $100,000, in any case without the imposition of equitable relief on, or the admission of a violation of Law by, the Company or any Company Subsidiary;

(q)         (i) make, change or revoke any material Tax election, (ii) change any annual Tax accounting period, (iii) adopt or change any material method of Tax accounting, (iv) amend any material Tax Return or file any U.S. federal, state or non-U.S. income Tax Return or any other material Tax Return that is materially inconsistent with a previously filed Tax Return of the same type for a prior taxable period (taking into account any amendments prior to the date of the Original Agreement), (v) settle or compromise any Tax claim, audit, assessment, dispute or other Proceeding relating to a material amount of Taxes, (vi) surrender any right to claim a material refund of Taxes, (vii) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes or (viii) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law);

(r)          (i) sell, assign, pledge or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse or otherwise dispose of any Company Owned Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice and otherwise except the abandonment or lapse of Company Registered Intellectual Property in the Company’s reasonable business judgement or (ii) compromise, settle or agree to settle, or consent to judgment in, any one or more actions (except in the ordinary course of business consistent with past practice) concerning any Company Owned Intellectual Property in a manner that materially and adversely affects the Company’s rights in or to any material Company Owned Intellectual Property; or (iii) license or disclose any source code for the Company Owned Intellectual Property to any Person who is not an employee or consultant acting on behalf of the Company or any of the Company Subsidiaries pursuant to customary confidentiality protections;

(s)          grant any material refunds, credits, rebates or other allowances by the Company to any end user, customer, reseller or distributor, in each case, other than in the ordinary course of business consistent with past practice or change in any material respect the manner in which the Company or any Company Subsidiary extends discounts, credits or warranties to customers or otherwise deals with customers or suppliers;

(t)          enter into, materially amend or terminate any transaction with any Company Related Party;

(u)         fail to use commercially reasonable efforts to maintain the Company’s insurance policies in the ordinary course of business consistent with past practice;

(v)         (i) acquire any real property or enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), (ii) materially modify or amend or exercise any right to renew any Company Real Property Lease or other lease or sublease of real property, or waive any term or condition thereof or grant any consents thereunder, (iii) grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment or charge affecting any real property leased by the Company, or any interest therein or part thereof, (iv) commit any waste or nuisance on any such property or (v) make any material changes in the construction or condition of any such property, in the case of each of clauses (ii) through (iv), other than in the ordinary course of business consistent with past practice;

(w)        convene any special meeting (or any adjournment or postponement thereof) of the Company’s stockholders;

(x)         terminate or modify or waive in any material respect any right under any material Company Permit;

(y)         make any capital expenditure or expenditures, or enter into any agreement arrangement providing for, or otherwise commit to providing, any capital expenditure or expenditures, except (i) in accordance with the Company’s capital budget provided to Parent prior to the date of the Original Agreement or (ii) with respect to capital expenditures or expenditures, in each case, in respect of capitalized software equal to or less than $250,000 in the aggregate;

(z)         accelerate or delay the collection of any accounts receivable or the payment of any accounts payable or the accrual of deferred revenue or otherwise alter the management of working capital or the cash or cash equivalents of the Company, except, in each case, in the ordinary course of business consistent with past practice, including with respect to monthly fluctuations in working capital; or

(aa)        agree, authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

Article 6
Additional Covenants of the Parties

6.1         Preparation of Proxy Statement/Prospectus and Registration Statement; Company Stockholder Meeting.

(a)         As promptly as reasonably practicable after the date hereof, to the extent not already completed, the Company and Parent shall cooperate in preparing the proxy statement/prospectus (and any reasonably required amendments thereto) relating to the matters to be submitted to the holders of Company Common Stock at the Company stockholders meeting to adopt this Agreement (such stockholders meeting, the “Company Stockholders Meeting”, and such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement/Prospectus”) and the registration statement on Form S-4 (and any amendment or supplement thereto) pursuant to which shares of Parent Common Stock issuable in the First Merger shall be registered with the SEC (the “Registration Statement,” with the Proxy Statement/Prospectus constituting a part thereof), and shall file the Proxy Statement/Prospectus and the Registration Statement with the SEC. Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and to ensure that the Proxy Statement/Prospectus and Registration Statement comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Parent shall use its reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. To the extent not prohibited by Law, each of Parent and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters, including, without limitation, cooperation to prepare pro forma financial statements and obtain auditor consents, in each case, as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Prospectus, Registration Statement, a Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or their respective Subsidiaries to the SEC, Nasdaq, or pursuant to any state securities or “blue sky” laws, in connection with the Mergers, the Parent Share Issuance and the other transactions contemplated hereby. The Proxy Statement/Prospectus shall include (i) the Company Board Recommendation and (ii) the recommendation of the Company Board to the holders of Company

Common Stock to vote in favor of approval of any resolution required by Rule 14a-21(c) under the Exchange Act to approve, on an advisory basis, the compensation required to be disclosed in the Registration Statement pursuant to Item 402(t) of Regulation S-K, except to the extent there has been a Change of Company Board Recommendation permitted by Section 6.3. The Company shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be filed with the SEC and mailed to its stockholders as promptly as practicable after the Registration Statement becomes effective. Each party shall promptly provide the other parties with copies of any written comments received from the SEC with respect to the Proxy Statement/Prospectus or the Registration Statement and promptly advise one another of any oral comments received from the SEC. Prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other parties a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response). If at any time prior to the First Effective Time any information relating to Parent or the Company, or any of their respective affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement/Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.

(b)         The parties shall make all necessary filings with respect to the Mergers, the Parent Share Issuance and the other transactions contemplated hereby, in each case, as applicable, under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Each party shall advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. No amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement shall be filed without the approval of the parties, which approval shall not be unreasonably withheld, conditioned or delayed; provided that this right of approval shall not apply with respect to documents filed by a party which are incorporated by reference in the Proxy Statement/Prospectus or the Registration Statement.

(c)         Reasonably promptly after the execution of this Agreement, the Company will conduct a broker search in anticipation of the Company Stockholders Meeting in compliance with SEC Rule 14a-13, assuming the earliest record date practicable and, from time to time, conduct additional broker searches as reasonably requested by Parent or as reasonably necessary to comply with the following sentence. The Company shall duly take all action necessary in accordance with applicable Law, the Company Charter, and the Company Bylaws to establish a record date for, duly call, give notice of, convene and hold the Company Stockholders Meeting on or as promptly as reasonably practicable after August 20, 2026 (and in any event within forty-five (45) calendar days following the date that the Registration Statement has become effective for the purpose of obtaining the Required Company Vote; provided that the record date for the Company Stockholders Meeting shall be determined by the Company with prior consultation with Parent. The Company agrees that, unless this Agreement is terminated and the transactions contemplated by this Agreement are abandoned pursuant to Article 8, and, to the extent required by the terms and conditions of this Agreement, the Company has paid or caused to be paid to Parent the Company Termination Fee in accordance with Section 8.3, its obligation to hold the Company Stockholders Meeting pursuant to this Section 6.1(c) shall not be affected by any Change of Company Board Recommendation. In connection with such meeting, the Company (i) shall use its reasonable best efforts to obtain the Required Company Vote and take all other action necessary or advisable to secure the Required Company Vote and otherwise comply with all legal requirements applicable to such meeting and (ii) shall not submit any other proposal (other than matters of procedure and matters required by Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement and the approval of the transactions contemplated hereby and, if the Company Stockholders Meeting is also the Company’s annual stockholders meeting, proposals customarily brought in connection with the Company’s annual stockholders meeting) to Company stockholders in connection with the Company Stockholders Meeting without the prior written consent of Parent. The Company shall not change the record date or adjourn or postpone the Company Stockholders Meeting without Parent’s prior written consent. Notwithstanding the foregoing, the Company may adjourn or postpone the Company Stockholders Meeting without Parent’s prior written consent (A) after good faith consultation with the Company’s outside legal counsel and Parent, to the extent necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus required by Law is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting or (B) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute quorum at the Company Stockholders Meeting or to obtain the Required Company Vote, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Required Company Vote; provided that, unless agreed to in writing by Parent, (x) any such adjournment or postponement shall be for a period of no more than thirty five (35) days and (y) the Company shall only be permitted to effect one (1) such adjournment or postponement pursuant to clause (B) provided that, (1) no postponement contemplated by clause (B) shall be permitted if it would require a change to the record date for the Company Stockholders Meeting, and (2) if requested by Parent, the Company shall effect an adjournment or postponement of the Company Stockholders Meeting on one or more occasions under the circumstances contemplated by clause (B). The Company shall, upon the reasonable request of Parent, advise Parent on a daily basis on each of the last seven (7) Business Days prior to the date of the Company Stockholders Meeting as to the aggregate tally of proxies received by the Company with respect to the Required Company Vote and other matters to be considered at the Company Stockholders Meeting.

(d)         As promptly as reasonably practicable following the date hereof, the Company and Parent shall reasonably cooperate to take such actions as are reasonably required to comply with the applicable requirements of Israeli Securities Laws to effect the transactions contemplated hereby.

(e)         Two (2) Business Days prior to the date of the Company Stockholders Meeting, the Company shall notify Company stockholders (in form and substance reasonably acceptable to Parent) of the aggregate number of TASE Shares outstanding as of the most recent practicable determination date (which date shall be specified in such notice). Upon request by Parent, the Company shall use reasonable best efforts to obtain from the TASE or TASECH, and, to the extent obtained from any such person, shall inform Parent of the aggregate number of TASE Shares outstanding as of the most recent practicable determination date.

(f)          The Company shall coordinate with TASE, TASECH or the Depository Trust Company to obtain, as close as practicable to the Second Effective Time (and in any event no earlier than five (5) Business Days prior to and no later than two (2) Business Days prior to the Second Effective Time), a final position report or other evidence reasonably satisfactory to Parent confirming the number of TASE Shares for purposes of calculating and funding the Closing TASE Cash Merger Consideration and the Per Share Cash Merger Consideration. The Company shall promptly deliver to Parent all such position reports, evidence and related information received from TASE or TASECH.

6.2            Access to Information; Confidentiality.

(a)         From the date hereof to the earlier of the Second Effective Time and the termination of this Agreement in accordance with Article 8, the Company shall, and shall cause each Company Subsidiary to: (i) provide to the Parent Representatives reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary upon reasonable prior written notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and each Company Subsidiary and to the books and records thereof, (ii) furnish during normal business hours upon prior notice such information concerning the business, properties, Contracts, assets and liabilities of the Company and each Company Subsidiary as Parent or any Parent Representative may reasonably request (other than any of the foregoing that relate to any Company Acquisition Proposal, subject to the disclosure requirements set forth in Sections 6.3); provided, however, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that doing so would reasonably be expected to: (A) violate attorney-client or other legal privilege, (B) result in the disclosure of any trade secrets of third parties protected under the provisions of any agreement to which the Company or any Company Subsidiary is a party or (C) violate any applicable Law (including Regulatory Laws); provided that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not violate any attorney-client privilege, contract or applicable Law.

(b)         The Confidentiality Agreement, dated December 18, 2025, by and between Parent and the Company (the “Confidentiality Agreement”) and the Clean Team Agreement, dated March 19, 2026, by and between Parent and the Company (the “Clean Team Agreement”) shall each apply with respect to information furnished under this Section 6.2 and shall each survive any termination of this Agreement.

6.3            Company Non-Solicitation.

(a)         Except as expressly provided in Section 6.3(b), from and after the date of the Original Agreement until the Second Effective Time or, if earlier, the termination of this Agreement in accordance with Article 8, the Company shall not, and shall cause the Company Subsidiaries and each of its and their Company Representatives not to, directly or indirectly: (i) initiate, seek, facilitate, solicit or knowingly encourage (including by way of furnishing information or assistance of any kind) the submission of any Company Acquisition Proposal or any proposal, request or offer that could reasonably be expected to result in a Company Acquisition Proposal or induce or take any other action designed or intended to lead to, or that could reasonably be expected to lead to any inquiry with respect to, or the making, submission or announcement of, any Company Acquisition Proposal; (ii) enter into, continue or otherwise participate or engage in any discussions or negotiations with, or furnish (or cause to be furnished) any material nonpublic information to, any Person relating to a Company Acquisition Proposal or any inquiry or request that could reasonably be expected to lead to a Company Acquisition Proposal (other than informing any third party of the existence of the provisions contained in this Section 6.3); (iii) adopt, approve, authorize, declare advisable, endorse or recommend, or propose to adopt, approve, authorize, declare advisable, endorse or recommend or submit to the Company stockholders for their approval, any Company Acquisition Proposal; (iv) withdraw, change, amend, modify or qualify, or otherwise propose to withdraw, change, amend, modify or qualify, the Company Board Recommendation; (v) if a Company Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Company Acquisition Proposal within ten (10)-Business Days after the public disclosure of such Company Acquisition Proposal (or subsequently withdraw, change, amend, modify or qualify, in a manner adverse to Parent, such rejection of such Company Acquisition Proposal) and reaffirm the Company Board Recommendation within such ten (10) Business Day period (or, if earlier, by the second (2nd) Business Day prior to the Company Stockholders Meeting); (vi) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus; (vii) adopt, approve, authorize, recommend, or enter into any merger agreement, acquisition agreement, reorganization agreement, letter of intent, agreement in principle, memorandum of understanding, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding relating to any Company Acquisition Proposal, other than a Company Acceptable Confidentiality Agreement entered into in accordance with Section 6.3(b); (viii) grant a waiver of or terminate any “standstill” or similar obligation of any third party with respect to the Company or any of its Subsidiaries to allow such third party to submit a Company Acquisition Proposal; (ix) call or convene a meeting of the stockholders of the Company to consider a proposal that would reasonably be expected to materially impair, prevent or delay the consummation of the Mergers and the other transactions contemplated by this Agreement; or (x) resolve or agree to do any of the foregoing (any action set forth in the foregoing clauses (iii), (iv), (v), (vi), (vii), (ix) or (x) (to the extent related to the foregoing clauses (iii), (iv) or (v)), a “Change of Company Board Recommendation”). The Company shall, and shall cause the Company Subsidiaries and Company Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of the Original Agreement with any Persons conducted heretofore with respect to any Company Acquisition Proposal (or that could reasonably be expected to lead to a Company Acquisition Proposal). The Company shall promptly (and in any event, within forty-eight (48) hours after the execution of this Agreement) demand that each Person that has previously executed a confidentiality agreement promptly return to the Company or destroy (and confirm destruction of) all non-public information previously furnished or made available to such Person or any of its representatives by or on behalf of the Company or the Company Representatives in accordance with the terms of such confidentiality agreement (except with respect to any such confidentiality agreement as to which the Company has made such a demand prior to the date hereof) and shall remove all access to any dataroom or electronic materials from such Person.

(b)         Notwithstanding anything to the contrary contained in Section 6.3(a), if at any time following the date of the Original Agreement and prior to obtaining the Required Company Vote (i) the Company has received a bona fide unsolicited written Company Acquisition Proposal from a third party, (ii) the Company has not breached this Section 6.3 with respect to such Company Acquisition Proposal, and (iii) the Company Board (or a duly authorized committee thereof) reasonably determines in good faith, after consultation with its outside counsel and, with respect to financial matters, its financial advisors, based on information then available, that such Company Acquisition Proposal constitutes or would reasonably be expected to result in a Company Superior Proposal, the Company may, including through one or more of the Company Representatives, (A) furnish information with respect to the Company and the Company Subsidiaries to the third party making such Company Acquisition Proposal, its representatives and potential sources of financing and (B) participate in discussions or negotiations with the third party making such Company Acquisition Proposal regarding such Company Acquisition Proposal; provided that the Company shall not, and shall cause the Company Subsidiaries not to, take the actions described in the foregoing clauses (A) and (B) unless the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside counsel, that the failure to take such actions would be inconsistent with its fiduciary duties under applicable Law; provided, further that the Company (x) shall not, and shall cause the Company Subsidiaries and Company Representatives not to, disclose any information to such third party without first entering into a Company Acceptable Confidentiality Agreement with such Person and (y) shall provide to Parent any such information concerning the Company or the Company Subsidiaries provided or made available to such other third party which was not previously provided or made available to Parent prior to or substantially concurrently with furnishing such information to such third party.

(c)         If, at any time following the date of the Original Agreement, the Company or any Company Subsidiary receives any (i) Company Acquisition Proposal (or inquiry, offer or request for discussions or negotiations that could reasonably be expected to lead to a Company Acquisition Proposal), (ii) any request for non-public information relating to the Company or any Company Subsidiary by any Person who has made or would reasonably be expected to make a Company Acquisition Proposal, or (iii) any inquiry or request for discussions or negotiations regarding any Company Acquisition Proposal, the Company shall promptly (and in any event within twenty-four (24) hours) (i) notify Parent orally or in writing of the receipt of such proposal, inquiry or request and (ii) advise Parent if the Company determines to begin providing information in connection with, or to engage in discussions or negotiations concerning, a Company Acquisition Proposal pursuant to Section 6.3(b). Such notice provided by the Company to Parent pursuant to this Section 6.3(c) shall include (I) the identity of the Person making the Company Acquisition Proposal, inquiry, offer or request, (II) if in writing, a copy of such Company Acquisition Proposal, inquiry, offer or request (and, if available, drafts of any Contract to effectuate such Company Acquisition Proposal) and copies of any financing commitments (but excluding any fee letters that are customarily redacted with respect thereto) received by the Company in connection therewith and (III) if made orally, a reasonably detailed summary of the material terms and conditions of such Company Acquisition Proposal. From the date of the Original Agreement until the earlier to occur of the termination of this Agreement pursuant to and in accordance with Section 8.1 and the Second Effective Time, the Company shall (i) keep Parent and the Merger Subs reasonably informed of the status and any material changes to the material terms and conditions of any such Company Acquisition Proposal (including by providing unredacted copies of all amendments and proposed amendments provided to or by such Person) and (ii) shall notify Parent promptly (and, in any event, within 24 hours) after it first enters into discussions or negotiations concerning such Company Acquisition Proposal or provides non-public information or data to any Person relating thereto.

(d)         Notwithstanding anything to the contrary contained in Section 6.3(a), if following the date of the Original Agreement and prior to obtaining the Required Company Vote (i) (A) the Company has received a bona fide unsolicited written Company Acquisition Proposal (which is not withdrawn) that the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with its outside counsel and, with respect to financial matters, its financial advisors, constitutes a Company Superior Proposal or (B) the Company Board (or any duly authorized committee thereof) determines that a Company Intervening Event has occurred and is continuing and (ii) the Company Board (or any duly authorized committee thereof) reasonably determines in good faith, after consultation with outside counsel, that the failure to effect a Change of Company Board Recommendation in response to such Company Superior Proposal or Company Intervening Event would be inconsistent with its fiduciary duties under applicable Law, then the Company Board may, at any time prior to obtaining the Required Company Vote, effect a Change of Company Board Recommendation with respect to such Company Superior Proposal or Company Intervening Event (as applicable) or fail to include the Company Board Recommendation in the Proxy Statement/Prospectus, subject to the requirements of this Section 6.3(d) and Section 6.3(e).

(e)         The Company shall not be entitled to effect a Change of Company Board Recommendation pursuant to Section 6.3(d) unless, in each case:

(i)          the Company shall have provided to Parent at least five (5) Business Days’ prior written notice (the “Company Notice Period”) of the Company’s intention to take such action, which notice shall include, (A) with respect to a Company Acquisition Proposal, the material terms and conditions of such

Company Acquisition Proposal, and a copy of the available proposed transaction agreement to be entered into in respect of such Company Acquisition Proposal, or (B) with respect to a Company Intervening Event, a reasonably detailed summary of the Company Intervening Event that is the basis of such action;

(ii)         during the Company Notice Period, if requested by Parent, the Company shall have, and shall have caused its legal and financial advisors to have, engaged in good faith negotiations with Parent regarding any amendment to this Agreement or any other agreement proposed by Parent intended to (A) with respect to a Company Acquisition Proposal, cause the relevant proposal to no longer constitute a Company Superior Proposal or, (B) with respect to a Company Intervening Event, permit the Company Board (consistent with its fiduciary duties under applicable Law) to not make a Change of Company Board Recommendation; and

(iii)        the Company Board (or any duly authorized committee thereof) shall have considered in good faith any adjustments and/or proposed amendments to this Agreement (including a change to the price terms hereof) and other agreements that may be offered in writing by Parent no later than 11:59 a.m., New York City time, on the last day of the Company Notice Period and shall have reasonably determined again in good faith, after consultation with outside legal counsel and, with respect to financial matters, its financial advisors, that the failure to effect a Change of Company Board Recommendation pursuant to this Section 6.3 would be inconsistent with its fiduciary duties under applicable Law.

In the event of any material revisions to such Company Superior Proposal offered in writing by the party making such Company Superior Proposal or any material change to the facts and circumstances relating to a Company Intervening Event, as applicable, the Company shall be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 6.3(e) with respect to such new written notice, except that the Company Notice Period shall be three (3) Business Days with respect to any such revised Company Superior Proposal, but no such new written notice shall shorten the original Company Notice Period.

(f)          Notwithstanding a Change of Company Board Recommendation or any other provision of this Agreement to the contrary, unless this Agreement has been validly terminated pursuant to and in accordance with Section 8.1, the Company shall cause the transactions contemplated by this Agreement, including the Mergers, to be submitted to a vote of the stockholders of the Company at the Company Stockholders Meeting in order to obtain the Required Company Vote.

(g)         Nothing contained in this Section 6.3 shall prohibit the Company Board (or any duly authorized committee thereof) from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; or (ii) making any disclosure to the stockholders of the Company to comply with applicable Law with regard to a Company Acquisition Proposal (it being agreed that the issuance by the Company or the Company Board of a “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act, shall not constitute a Change of Company Board Recommendation).

(h)         Any violation of the restrictions provided in this Section 6.3 by any Company Subsidiary or Company Representative, as applicable, shall be deemed to be a breach of this Section 6.3 by the Company.

(i)          The Company agrees that it shall promptly inform the Company Representatives of the obligations undertaken in this Section 6.3. Nothing in this Section 6.3 shall (x) permit the Company to terminate this Agreement or (y) affect any other obligation of the Company under this Agreement. Unless this Agreement shall have been earlier terminated, the Company shall not submit to the vote of its stockholders any Company Acquisition Proposal.

6.4         Appropriate Action; Consents; Filings.

(a)         The Company and Parent shall use their respective reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, and to assist and cooperate with the parties in doing, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Mergers and the other transactions contemplated by this Agreement as promptly as practicable after the date hereof, (ii) take such actions as may be required to cause the expiration of the notice periods under Regulatory Laws with respect to such transactions as promptly as practicable after the date hereof, (iii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company, or any of their respective Subsidiaries, in order to effect the Closing by not later than two Business Days prior to the Outside Date, and to avoid any Proceeding by any Governmental Entity (including those in connection with Regulatory Laws), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, (iv) cause the satisfaction of all conditions set forth in Article 7 and (v) as promptly as practicable, make or cause to be made all necessary applications and filings, and thereafter make any other required submissions, and pay any fees due in connection therewith (all such fees to be borne by Parent to the extent related to applications, filings or submissions with respect to this Agreement and the Mergers required under any Regulatory Laws), with respect to this Agreement and the Mergers required under any Regulatory Laws and any other applicable Law. Promptly following the date hereof, the parties shall cooperate to revise, amend or refile, or cause to be revised, amended or refiled, any filings previously made with any Governmental Entity with respect to the transactions contemplated by this Agreement to the extent required by Regulatory Laws to reflect the terms and conditions of this Agreement. The Company and Parent shall cooperate with each other in connection with (x) preparing and filing the Proxy Statement/Prospectus and Registration Statement and any Other Filings, (y) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Mergers and the transactions contemplated by this Agreement and (z) seeking any such actions, consents, approvals or waivers or making any such filings. The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. The Company shall not consent to any voluntary extension of the Outside Date or otherwise delay the Closing at the behest of any Governmental Entity without the consent of Parent. Notwithstanding anything to the contrary in this Agreement, Parent, and its affiliates, in connection with efforts to avoid or eliminate impediments under any antitrust, merger control, competition, or trade regulation Law that may be asserted by any Governmental Entity with respect to the Mergers, are not obligated to, and, without the prior written consent of Parent, the Company, its Subsidiaries and their respective affiliates shall not, (A) propose, negotiate, commit to, or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of any assets, properties or businesses of Parent or the Company or any of their respective affiliates, (B) terminate, amend or assign existing relationships and contractual rights and obligations, (C) grant any right or commercial or other accommodation to, or enter into any material commercial contractual or other commercial relationship with, any third party, or (D) accept any operational restrictions or otherwise take or commit to take actions that limit Parent’s, the Merger Subs’, the Surviving Corporation’s or any of their respective affiliate’s freedom of action with respect to, or its or their ability to retain, any of the assets, properties, licenses, rights, product lines, operations or businesses of Parent, the Company or any of their respective affiliates. In addition, Parent, at Parent’s sole discretion, and the Company shall use their respective reasonable best efforts to defend through litigation and through appeal on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) that would prevent the Closing from occurring as promptly as practicable (and in any event, no later than the Outside Date), including seeking to lift or rescind any injunction or restraining order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby, in each case, until the issuance of a final, non-appealable Order. The parties shall jointly develop, consult and cooperate with one another regarding the strategy for obtaining any necessary approval of, or responding to any request from, inquiry by, or investigation by (including directing the timing, nature and substance of all such responses), any Governmental Entity in connection with this Agreement and the transactions contemplated hereby, including determining the timing and content of any registrations, filings, agreements, forms, notices, petitions, statements, submissions of information, applications and other documents, communications and correspondence contemplated by, made in accordance with, or subject to this Section 6.4. Notwithstanding anything in this Agreement to the contrary, Parent shall, on behalf of the parties, control and direct all communications and strategy in dealing with any Governmental Entity under any Regulatory Laws; provided that, Parent shall consider in good faith the views and comments of the Company and its outside counsel with respect to such communications and strategies.

(b)         The Company shall give (or shall cause the Company Subsidiaries to give) any notices to third parties, and use, and cause the Company Subsidiaries to use, reasonable best efforts to obtain the third party consents, approvals or waivers identified on Section 3.4 and 3.5 of the Company Disclosure Schedule (provided, that the Company shall not be required to make or agree to make any payment or accept any material conditions or obligations with respect thereto), and the Company and Parent shall coordinate and cooperate in seeking any such consents, approvals or waivers. In the event that the Company shall fail to obtain any third party consent described in the first sentence of this Section 6.4(b), the Company shall take any such actions reasonably requested by Parent (at Parent’s sole cost and expense), to minimize any adverse effect upon Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), and their respective businesses resulting after, or which would reasonably be expected to result after, the Second Effective Time from the failure to obtain such consent.

(c)         Without limiting the generality of anything contained in this Section 6.4, and subject to Section 6.6, each party shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation or Proceeding by or before any Governmental Entity with respect to the Mergers or any of the other transactions contemplated by this Agreement; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation or Proceeding; and (iii) promptly inform the other parties of any communication to or from any Governmental Entity regarding the Mergers or any of the other transactions contemplated by this Agreement. Each party shall consult and cooperate with the other parties, and shall consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Mergers or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation or Proceeding, each party shall permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation or Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation or Proceeding.

(d)         Parent shall not, and shall cause its affiliates not to, acquire or agree to acquire a substantial portion of the equity or assets of, or other interests in, or merge or consolidate with (or agree to merge or consolidate with), any corporation, partnership, association or other business organization, or any business unit, division, subsidiary thereof, if such action would reasonably be expected to (i) result in any Governmental Entity seeking or entering an Order prohibiting the consummation of the Mergers or any of the other transactions contemplated by this Agreement or (ii) otherwise prevent or materially delay the consummation of the Mergers or any of the other transactions contemplated by this Agreement.

(e)         Nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the operations of any other party prior to the consummation of the Mergers. Prior to the Second Effective Time, the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over their respective business operations.

6.5         Certain Notices. From and after the date of the Original Agreement until the earlier of the Second Effective Time or the termination of this Agreement in accordance with Article 8, unless prohibited by applicable Law, each party shall promptly notify the other party of any material Effect that would reasonably be expected to cause any condition to the obligations of any party to effect the Mergers or any other transactions contemplated by this Agreement not to be satisfied, including of the breach by a party of, or any other failure of a party to comply with or satisfy any, representation, warranty, covenant, condition or agreement made, or to be complied with or satisfied, by it pursuant to this Agreement which would reasonably be expected, individually or in the aggregate, to result in any condition to the obligations of any party to effect the Mergers not to be satisfied (provided, however, that the delivery of any notice pursuant to this Section 6.5 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice). Any such notice pursuant to this Section 6.5 shall not affect any representation, warranty, covenant or agreement contained in this Agreement and any failure to make such notice (in and of itself) shall not be taken into account in determining whether the conditions set forth in Article 7 have been satisfied or give rise to any right of termination set forth in Article 8.

6.6         Stockholder Litigation. The Company shall promptly advise Parent, and give Parent the opportunity to participate in the defense, of any claim, demand, other correspondence related to stockholder litigation against the Company and/or its directors and officers, or any of them, in connection with or relating to the transactions contemplated by this Agreement (collectively, “Company Transaction Litigation”), including the Mergers, and shall keep Parent reasonably informed regarding any such Company Transaction Litigation. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such Company Transaction Litigation, and shall consider in good faith Parent’s views with respect to such Company Transaction Litigation. The Company shall not issue any supplemental disclosure, make any commitments with respect to, or otherwise settle or agree to settle any such Company Transaction Litigation without Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.6, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to any such Company Transaction

Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined), and Parent may offer comments or suggestions with respect to such Company Transaction Litigation, which the Company shall consider in good faith, but will not be afforded any decision-making power or other authority over such Company Transaction Litigation except for the settlement consent set forth above.

6.7         Public Announcements. So long as this Agreement is in effect, Parent and the Parent Subsidiaries, on the one hand, and the Company and the Company Subsidiaries, on the other, shall not issue any press release or make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law, or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, or (b) is consistent with prior communications previously consented to by the other parties. The press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent.

6.8         Employee Benefit Matters.

(a)             During the period commencing on the Closing Date and ending on the last day of the year in which the Closing occurs, Parent shall, or shall cause one of its affiliates (including the Surviving Corporation and its Subsidiaries) to provide each Continuing Employee with (i) a total target cash opportunity (i.e., inclusive of an annual base salary or base wage rate and a target annual cash bonus opportunity, and excluding an equity or equity-linked compensation opportunity) and (ii) employee health and welfare benefits, in each case, that is or are, in Parent’s reasonable discretion, either (A) no less favorable in the aggregate than such target cash opportunity or benefits in effect for the Continuing Employee immediately prior to the Closing, or (B) no less favorable in the aggregate than such target cash opportunity or benefits provided to similarly situated employees of Parent or Parent’s affiliates. With respect to each Continuing Employee, if such employee experiences a “qualifying termination” (as defined on Section 6.8(a) of the Company Disclosure Schedule) during the period commencing on the Closing Date and ending on the last day of the year in which the Closing occurs, Parent shall, or shall cause one of its affiliates (including the Surviving Corporation and its Subsidiaries), to provide severance payments to such employee in accordance with the terms and conditions set forth on Section 6.8(a) of the Company Disclosure Schedule (taking into account such employee’s years of service as required pursuant to Section 6.8(b)).

(b)             For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Continuing Employees after the Second Effective Time (the “New Plans”), each Continuing Employee shall, subject to applicable law and applicable tax qualification requirements, be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the First Effective Time, to the same extent as such Continuing Employee was entitled, before the First Effective Time, to credit for such service under any similar Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the First Effective Time; provided that, the foregoing shall not apply (i) to the extent that its application would result in a duplication of benefits, (ii) for purposes of any equity-based incentive plan, long-term incentive plan, pension plan, retiree welfare plan, or (iii) to any benefit plan that is a frozen plan or provides grandfathered benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time (other than any administrative delays in connection with any transition to Parent’s tax qualified defined contribution plan), in any New Plans to the extent coverage under such New Plan is of the same type as the Company Benefit Plan in which such Continuing Employee participated immediately before the First Effective Time (such plans, collectively, the “Old Plans”), and (ii)(A) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent or its applicable Subsidiary shall cause all preexisting condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such Continuing Employee participated immediately prior to the First Effective Time and (B) Parent and its applicable Subsidiary shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)             Unless otherwise directed by Parent in writing delivered to the Company not less than five Business Days prior to the Closing Date, the Company and each of the Company Subsidiaries shall adopt resolutions and take all such corporate action as is necessary to terminate each (i) 401(k) plan maintained, sponsored or contributed to by the Company or any of the Company Subsidiaries (collectively, the “Company 401(k) Plans”), in each case, effective as of the day immediately prior to the Closing Date, and (ii) each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code. The Company shall provide Parent with evidence that such Company 401(k) Plans and nonqualified deferred compensation plans have been properly terminated, and the form of such termination documents shall be subject to the reasonable approval of Parent. In the event of the termination of any Company 401(k) Plan pursuant to this Section 6.8(c) (each such terminated Company 401(k) Plan, a “Terminated Company 401(k) Plan”), Parent or the applicable Parent Subsidiary shall use commercially reasonable efforts to cause a defined contribution plan that is qualified under Section 401(a) of the Code, that includes a cash or deferred arrangement within the meaning of Section 401(k) of the Code and that is established or maintained by Parent or the applicable Parent Subsidiary to accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from current and former employees of the Company and the Company Subsidiaries with respect to such individuals’ account balances (excluding loans) under such Terminated Company 401(k) Plan, if elected by any such individuals.

(d)             Notwithstanding anything to the contrary set forth in this Agreement, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent or the Surviving Corporation to terminate the employment of, any Continuing Employee for any reason; (ii) require the Company, Parent or the Surviving Corporation to continue any Company Benefit Plan, Parent Benefit Plan or prevent the amendment, modification or termination thereof; or (iii) amend, terminate, establish or create any Company Benefit Plan or Parent Benefit Plan or other employee benefit plans or arrangements. The provisions of this Section 6.8 are solely for the benefit of the parties, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third party beneficiary of this Agreement, and no provision of this Section 6.8 shall create such rights in any such persons.

6.9         Indemnification of Directors and Officers.

(a)         For a period beginning at the Second Effective Time and ending six years after the Second Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless all past and present directors and officers of the Company or any Company Subsidiary (the “Covered Persons”), subject to applicable Law, to the same extent such Covered Persons are indemnified as of the date of the Original Agreement by the Company or any Company Subsidiary pursuant to applicable Law, the Company Charter, the Company Bylaws, the certificate of incorporation and bylaws (or equivalent organizational or governing documents) of any Company Subsidiary or indemnification agreements (that have been made available to Parent prior to the date of the Original Agreement), if any, in existence on the date of the Original Agreement with any directors or officers of the Company or any Company Subsidiary for any Proceedings arising out of acts or omissions in their capacity as directors or officers of the Company or any Company Subsidiary, as applicable, occurring at or prior to the First Effective Time. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless the Covered Persons to the fullest extent permitted by Law, for acts or omissions occurring in connection with the adoption and approval of this Agreement and the consummation of the transactions contemplated hereby. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 6.9(a) in accordance with the procedures set forth with respect to any Covered Person in the Company Charter, the Company Bylaws, the certificate of incorporation and bylaws (or equivalent organizational documents) of any Company Subsidiary, or indemnification agreements (that have been made available to Parent prior to the date of the Original Agreement), if any, in existence on the date of the Original Agreement with any directors and officers of the Company or any Company Subsidiary; provided, however, that the Covered Person to whom expenses are advanced shall undertake to repay such advanced expenses by the Surviving Corporation, if it is ultimately determined by a final non-appealable judgment of a court of competent jurisdiction that such Covered Person is not entitled to indemnification pursuant to this Section 6.9(a). Notwithstanding anything herein to the contrary, if any Proceeding (whether arising before, at or after the First Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the sixth anniversary of the Second Effective Time, the provisions of this Section 6.9(a) shall continue in effect until the final disposition of such Proceeding.

(b)         For not less than six years from and after the Second Effective Time, the organizational documents of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the First Effective Time than are currently set forth with respect to any Covered Person, in the Company Charter, the Company Bylaws, the certificate of incorporation and bylaws, or equivalent organizational documents, of any Company Subsidiary in existence on the date of the Original Agreement. For not less than six years from the Second Effective Time, the Surviving Corporation shall not amend, repeal or otherwise modify the exculpation, indemnification and advancement of expenses provisions of its or any of its Subsidiaries’ certificates of incorporation or by-laws or similar organizational documents as in effect immediately prior to the First Effective Time in any manner that would adversely affect the rights thereunder of any Covered Person. In the event that Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and is not the continuing or Surviving Corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent or the Surviving Corporation (as applicable) shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation (as applicable) assume the obligations set forth in this Section 6.9(b), unless such assumption occurs by operation of Law.

(c)         For not less than six years from and after the Second Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect, the Company’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring (or alleged to occur) prior to or at the First Effective Time with respect to Covered Persons; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.9(c) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Surviving Corporation would be required to expend more than 300% of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 300% of current annual premiums. In lieu of the foregoing, the Company, in consultation with Parent, may (and at the request of Parent, the Company shall use its reasonable best efforts to) purchase at or prior to the First Effective Time, and/or the Surviving Corporation may purchase following the Second Effective Time, a six-year “tail” prepaid officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the First Effective Time covering each such Covered Person for an amount not to exceed 300% of current annual premiums. If such “tail” policy has been established by Parent or the Company, the Surviving Corporation shall not terminate such policy and shall cause all obligations of Parent or the Company thereunder to be honored by the Surviving Corporation.

(d)         Following the Second Effective Time, the obligations under this Section 6.9 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns) without the consent of such affected Covered Person (or their respective successors and assigns) (it being expressly agreed that the Covered Persons (including successors and assigns) shall be third party beneficiaries of this Section 6.9).

6.10          Section 16 Matters. Prior to the First Effective Time, the Company shall take all such steps as may be reasonable necessary or appropriate to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.11       Listing Matters. The Company and Parent shall cause the Company’s securities to be de-listed from the Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Second Effective Time; provided that such delisting and termination shall not be effective until immediately after the Second Effective Time. The Company shall use reasonable best efforts to take all actions required under TASE bylaws and applicable Israeli Securities Laws to facilitate the delisting of Company Common Stock from the TASE, including the filing of all required notices and the provision of all required shareholder communications, in each case to permit such delisting to be effective as soon as possible after the date hereof. Parent shall, and the Company shall cooperate with Parent to, use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Mergers (including shares of Parent Common Stock to be reserved for issuance upon exercise of Assumed Options) to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the First Effective Time.

6.12       Takeover Statutes. If any Takeover Statute becomes or is deemed to be applicable to the Company, the Mergers or any other transaction contemplated by this Agreement, then the Company and the Company Board shall take all action reasonably available to it to render such Law inapplicable to the foregoing.

6.13       Tax Benefits Preservation Plan. The Company acknowledges and agrees that it shall not (a) redeem the Company Rights, (b) amend the Tax Benefits Preservation Plan or (c) take any action that would allow any Person (as defined in the Tax Benefits Preservation Plan) other than the Parent Parties to “Beneficially Own” or become the “Beneficial Owner” or acquire “Beneficial Ownership” (as such terms are defined in the Tax Benefits Preservation Plan) of 4.9% or more of the outstanding shares of Company Common Stock without causing a “Distribution Date”, “Flip-In Trigger Date” or “Triggering Event” (as such terms are defined in the Tax Benefits Preservation Plan) to occur. The Company Board shall not (i) make a determination that the Parent Parties or any of their respective affiliates or associates is an “Acquiring Person” (as defined in the Tax Benefits Preservation Plan) for purposes of the Tax Benefits Preservation Plan or (ii) make a determination contrary to, or in any way revoke, rescind or modify the Tax Benefits Preservation Plan Waiver. Prior to the Closing, the Company shall take all such actions as may be necessary, including, for avoidance of doubt, amending the Tax Benefits Preservation Plan, to cause the Tax Benefits Preservation Plan to terminate, and all outstanding Company Rights to expire without value, immediately prior to the First Effective Time. Prior to the Closing, the Company shall provide Parent with evidence, reasonably satisfactory to Parent, demonstrating the Company’s compliance with the covenant set forth in the preceding sentence.

6.14       Cooperation as to Integration.

(a)         From and after the date hereof until the earlier of the Second Effective Time and the termination of this Agreement in accordance with Article 8, the Company shall, and shall cause each applicable Company Subsidiary, and cause (or cause the applicable Company Subsidiary to cause) each director, officer or employee of the Company or any Company Subsidiary, and direct (or cause the applicable Company Subsidiary to direct) any other applicable Company Representative to, use its reasonable best efforts to reasonably cooperate with Parent and the Parent Representatives as may be reasonably requested by Parent and the Parent Representatives from time to time, including by complying with the provisions of Section 6.2(a) (subject to the limitations contained therein), in connection with planning for the integration of the business operations, systems, processes and personnel of Parent and the Company (collectively, “Integration Planning Activities”), in each case, subject to the proviso in Section 6.2(a) and applicable Law (including Regulatory Laws and Privacy and Security Laws).

(b)         In furtherance of the Integration Planning Activities contemplated by Section 6.14(a), and subject to the proviso in Section 6.2(a) and applicable Law (including Regulatory Laws and Privacy and Security Laws), the Company shall, and shall cause each applicable Company Subsidiary, and cause (or cause the applicable Company Subsidiary to cause) each director, officer or employee of the Company or any Company Subsidiary, and direct (or cause the applicable Company Subsidiary to direct) any other applicable Company Representative to, reasonably cooperate with Parent (during normal business hours and in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary), as may be reasonably requested by Parent or the Parent Representatives from time to time in connection with the preparation, development and implementation of a comprehensive integration plan covering all material functional areas of the Company and the Company Subsidiaries’ respective businesses and the identification of any operational efficiencies and revenue enhancement opportunities arising therefrom.

(c)         Upon the Company’s written request to Parent, Parent will promptly reimburse the Company or any applicable Company Subsidiary on an as-incurred basis for any reasonable and documented out-of-pocket costs or expenses incurred or otherwise payable by the Company or any Company Subsidiary in connection with their cooperation or efforts pursuant to this Section 6.14; provided, that, no costs or expenses incurred or otherwise payable by the Company or any Company Subsidiary in respect of services provided by a third party service provider to the Company or any Company Subsidiary in connection with any Integration Planning Activities shall be reimbursed by Parent pursuant to this Section 6.14(c) unless the Company or such Company Subsidiary shall have received Parent’s prior written consent to engage such third party service provider prior to the commencement of any such services.

(d)         The parties acknowledge that any Integration Planning Activities are intended solely for the purpose of facilitating the orderly integration of the businesses of Parent and the Company following the Closing, and shall not involve the implementation of any integration steps or operational changes prior the First Effective Time (other than planning activities in anticipation thereof). Nothing in this Section 6.14 shall be construed to permit Parent to, directly or indirectly, control or direct the operations of the Company or any Company Subsidiary prior to the First Effective Time.

6.15       Repayment of 2026 Notes; Note Restructuring Transactions. Prior to the Closing, (a) the Company shall use its reasonable best efforts to repurchase (effective as of or prior to the Closing) in full all of the 2026 Notes in accordance with that certain Indenture, dated as of December 4, 2020, by and between the Company, as issuer, and U.S. Bank National Association, as trustee and any other agreements governing the 2026 Notes; provided, that such reasonable best efforts shall not require the Company to (i) repurchase any 2026 Notes at a price that exceeds the face amount thereof or (ii) utilize cash and cash equivalents of the Company and the Company Subsidiaries that the Company, acting reasonably and in good faith, determines is reasonably necessary and appropriate for the Company and the Company Subsidiaries to utilize for the payment of expenses in the ordinary course consistent with past practices; and (b) each of Parent and the Company shall, and shall each use their respective reasonable best efforts to cause each holder of Secured Notes to, cause the Notes Restructuring Transactions to be consummated in all material respects in accordance with the terms and subject to the conditions of the Notes Restructuring Agreement contemporaneously with, and contingent upon, the Closing.

6.16       Director Resignations. The Company shall use its reasonable best efforts to cause to be delivered to Parent resignations, in form and substance reasonably acceptable to Parent, executed by each director of the Company in office as of immediately prior to the Second Effective Time and effective upon the Second Effective Time.

Article 7
Conditions to Consummation of the MergerS

7.1         Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the Mergers shall be subject to the satisfaction (or waiver, if permissible under Law) at or prior to the First Effective Time of each of the following conditions:

(a)         Company Stockholder Approval: The Company shall have obtained the Required Company Vote at the Company Stockholders Meeting (as such meeting may have been adjourned or postponed in accordance with this Agreement);

(b)         No Injunctions or Restraints: No (i) Law or Order shall have been issued, entered, promulgated or enacted that restrains, enjoins, or otherwise prohibits or makes illegal the consummation of the Mergers or (ii) injunction, Order or award restraining or enjoining, or otherwise prohibiting, the consummation of the Mergers shall have been issued by any Governmental Entity having jurisdiction over any party and remain in force (each, a “Legal Impediment”);

(c)         Regulatory Law: Any required consents, authorizations, approvals, orders, filings and declarations required to be obtained prior to the consummation of the Mergers pursuant to a Regulatory Law in any jurisdiction set forth in Section 7.1(b) of the Company Disclosure Schedule shall have been filed, occurred or been obtained (or any applicable waiting period thereunder shall have expired or been terminated), as applicable;

(d)         Exchange Listing: The shares of Parent Common Stock to be issued in the Mergers shall have been authorized and approved for listing on the Nasdaq, subject to official notice of issuance; and

(e)         Registration Statement: The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order.

7.2            Additional Conditions to Obligations of Parent and the Merger Subs. The respective obligations of each Parent Party to consummate the Mergers shall be subject to the satisfaction (or waiver, if permissible under Law) at or prior to the First Effective Time of each of the following conditions:

(a)         Representations and Warranties of the Company: (i) The representations and warranties of the Company contained in Section 3.2 shall be true and correct in all respects as of the date this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (or, in the case of such representations and warranties that address matters only as of a particular date or time, as of such date or time), except for de minimis inaccuracies, (ii) the representations and warranties of the Company contained in Section 3.1, Section 3.3, Section 3.4, Section 3.21, Section 3.23 and Section 3.26 shall be true and correct in all material respects (without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein) (A) as of the date of the Original Agreement (with respect to Section 3.21) or as of the date of this Agreement (with respect to Sections 3.1, 3.3, 3.4, 3.23, and 3.26) and (B) as of the Closing Date with the same force and effect as if made on and as of such date (or, in the case of such representations and warranties that address matters only as of a particular date or time, as of such date or time), (iii) the representations and warranties of the Company contained in Section 3.8(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date, and (iv) all other representations and warranties of the Company contained in Article 3 (except for those representations and warranties set forth in the foregoing clauses (i) through (iii)) shall be true and correct in all respects (without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein) as of the date of the Original Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (or, in the case of such representations and warranties that address matters only as of a particular date or time, as of such date or time), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not be expected to have a Company Material Adverse Effect;

(b)         Performance of Obligations of the Company: The Company shall have performed or complied in all material respects with all covenants and agreements to be performed or complied with by it under this Agreement at or prior to the Closing;

(c)         No Material Adverse Effect: Since the date of the Original Agreement, no Company Material Adverse Effect shall have occurred;

(d)         Certificate: The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by an executive officer of the Company, certifying that the conditions provided in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied;

(e)         FIRPTA Certificate: The Company shall have delivered to Parent an affidavit, dated as of the Closing Date, sworn under penalty of perjury and in form and substance reasonably satisfactory to Parent in compliance with the Code and Treasury Regulations certifying that the transactions contemplated by this Agreement are exempt from withholding pursuant to Section 1445 of the Code; and

(f)          Notes Restructuring Transactions: The Notes Restructuring Transactions shall have been consummated in accordance with the Notes Restructuring Agreement.

7.3         Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Mergers shall be subject to the satisfaction (or waiver, if permissible under Law) at or prior to the First Effective Time of each of the following conditions:

(a)         Representations and Warranties of the Parent Parties: (i) Any representation or warranty of the Parent Parties contained in Section 4.1, Section 4.2, or Section 4.10 shall be true and correct in all material respects (without giving effect to any qualifications as to materiality or Parent Material Adverse Effect or other similar qualifications contained therein) as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (or, in the case of such representations and warranties that address matters only as of a particular date or time, as of such date or time) and (ii) any other representation and warranty of the Parent Parties contained in Article 4 (except for those representations and warranties set forth in the foregoing clause (i)) shall be true and correct in all respects (without giving effect to any qualifications as to materiality or Parent Material Adverse Effect or other similar qualifications contained therein) (A) as of the date of the Original Agreement (with respect to all such representations and warranties other than those contained in Sections 4.3, 4.4, 4.7 and 4.8) or as of the date of this Agreement (with respect to Sections 4.3, 4.4, 4.7 and 4.8) and (B) as of the Closing Date with the same force and effect as if made on and as of such date (or, in the case of such representations and warranties that address matters only as of a particular date or time, as of such date or time), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not be expected to have a Parent Material Adverse Effect;

(b)         Performance of Obligations of the Parent Parties: The Parent Parties shall have performed or complied in all material respects with all covenants and agreements to be performed or complied with by them under this Agreement at or prior to the Closing; and

(c)         Certificate: The Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying that the conditions provided in Section 7.3(a) and Section 7.3(b) have been satisfied.

Article 8
Termination, Amendment and Waiver

8.1         Termination. This Agreement may be terminated prior to the First Effective Time, and the Mergers and the other transactions contemplated hereby may be abandoned:

(a)         Mutual Consent: By mutual written consent of Parent and the Company;

(b)         Outside Date: By either the Company or Parent if the First Effective Time shall not have occurred on or before October 21, 2026 (the “Initial Outside Date”); provided that, if on the Initial Outside Date the conditions set forth in Section 7.1(b) (to the extent related to the Regulatory Laws set forth in Section 7.1(c)) or Section 7.1(c) shall not be satisfied, but all other conditions to the Closing set forth in Article 7 either have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date) or waived by Parent, Merger Sub I, Merger Sub II or the Company, as applicable, then the Outside Date shall automatically be extended to December 5, 2026 (the “Extended Outside Date” and together with the Initial Outside Date, the “Outside Date”) unless Parent and the Company mutually agree in writing to an earlier Extended Outside Date; provided, further, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose material breach of any of its obligation under this Agreement is the primary cause of, or resulted in, the failure of the First Effective Time to occur on or before the Initial Outside Date or the Extended Outside Date, as the case may be. For purposes of this Section 8.1(b), the failure of the First Effective Time to occur shall be deemed to include any failure of the Second Effective Time to occur within one (1) hour following the First Effective Time;

(c)         Legal Impediment: By either the Company or Parent, if any Legal Impediment permanently restraining, enjoining or otherwise prohibiting or making illegal the Mergers (or otherwise prohibiting the consummation of the Mergers) shall have become final and non-appealable such that the condition specified in Section 7.1(b) would not be satisfied at the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any party whose material breach of any of its obligations under this Agreement is the primary cause of, or resulted in, the issuance of such Legal Impediment;

(d)         Required Company Vote: By either the Company or Parent, if the Required Company Vote shall not have been obtained upon a vote taken thereon at the Company Stockholders Meeting (as such meeting may have been adjourned or postponed in accordance with this Agreement);

(e)         Change of Company Board Recommendation: By Parent, if (i) the Company Board shall have effected a Change of Company Board Recommendation or (ii) the Company shall have materially breached its obligations under Section 6.3;

(f)          Company Superior Proposal: By the Company, prior to obtaining the Required Company Vote, if the Company Board (or a committee thereof) shall have determined to terminate this Agreement in order to substantially concurrently with such termination enter into a definitive agreement providing for a Company Superior Proposal; provided that (i) the Company has complied with its obligations in Section 6.3 and (ii) substantially concurrently with or prior to (and as a condition to) the termination of this Agreement, the Company pays to Parent the Company Termination Fee;

(g)         Company Breach: By Parent, if: (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement such that any condition in Section 7.2(a) or Section 7.2(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent shall have delivered to the Company written notice of such breach and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions set forth in Section 7.2(a) or Section 7.2(b) prior to the Outside Date or otherwise is not cured in a manner sufficient to allow satisfaction of the conditions set forth in Section 7.2(a) or Section 7.2(b) by the earlier of (x) the Business Day prior to the applicable Outside Date or (y) thirty (30) days following the date of delivery of such written notice to the Company; provided that, Parent may not terminate this Agreement pursuant to this Section 8.1(g) if Parent is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement that would result in the failure of any condition set forth in Section 7.3(a) or Section 7.3(b); or

(h)         Parent Breach: By the Company, if: (i) there has been a breach by any Parent Party of any of their representations, warranties or covenants contained in this Agreement such that any condition in Section 7.3(a) or Section 7.3(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) the Company shall have delivered to Parent written notice of such breach and (iii) either such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions set forth in Section 7.3(a) or Section 7.3(b) prior to the Outside Date or otherwise is not cured in a manner sufficient to allow satisfaction of the conditions set forth in Section 7.3(a) or Section 7.3(b) by the earlier of (x) the Business Day prior to the applicable Outside Date or (y) at least thirty (30) days following the date of delivery of such written notice to Parent; provided that, the Company may not terminate this Agreement pursuant to this Section 8.1(h) if the Company is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement that would result in the failure of any condition set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c) to be satisfied.

(i)          Notes Restructuring Agreement: By Parent, if the Notes Restructuring Agreement is terminated for any reason; provided that, Parent may not terminate this Agreement pursuant to this Section 8.1(i) if such termination of the Notes Restructuring Agreement primarily results from Parent’s material breach of the provisions thereof.

8.2         Effect of Termination. In the event of the valid termination of this Agreement by either the Company or Parent as provided in Section 8.1, written notice thereof shall be given by the terminating party to the other parties specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall become void and there shall be no liability or obligation on the part of any party or their respective Subsidiaries, officers, directors, Parent Representatives or Company Representatives, as applicable, except with respect to Section 6.2(a), Section 6.7, this Section 8.2, Section 8.3 and Article 9. Notwithstanding anything herein to the contrary, nothing herein shall relieve any party for liabilities or damages incurred or suffered (including the loss to the stockholders of Parent or Company, as applicable, of the benefits of the transactions contemplated by this Agreement) as a result of a Willful and Material Breach or Fraud by the Company, on the one hand, or a Parent Party, on the other hand. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement or the Clean Team Agreement, all of which obligations shall survive the termination of this Agreement in accordance with their terms.

8.3         Company Termination Fee.

(a)         If this Agreement is terminated by Parent pursuant to Section 8.1(e), or by either the Company or Parent pursuant to Section 8.1(d) at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 8.1(e), then the Company shall pay, or cause to be paid, to Parent on the second (2nd) Business Day following such termination a termination fee equal to (i) $5,000,000, plus (ii) an amount equal to Parent’s documented Expenses incurred prior to (and including) the date of the termination of this Agreement (the “Company Termination Fee”).

(b)         If this Agreement is terminated by the Company pursuant to Section 8.1(f), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee substantially concurrently with or prior to (and as a condition to) such termination.

(c)         If this Agreement is terminated (x) by the Company or Parent pursuant to Section 8.1(b) and, at the time of such termination, all of the conditions to Closing set forth in Article 7 have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date) or waived by Parent, Merger Sub I, Merger Sub II or the Company, as applicable, other than the condition set forth in Section 7.2(f); provided that, the failure of such condition to be satisfied did not primarily result from Parent’s material breach of the provisions of the Notes Restructuring Agreement, or (y) by Parent pursuant to Section 8.1(i), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee, no later than the second (2nd) Business Day following such termination; provided, that notwithstanding anything in this Agreement to the contrary, solely for purposes of the Company’s obligation to pay or cause to be paid to Parent the Company Termination Fee pursuant to this Section 8.3(c), Parent’s documented Expenses shall be deemed to equal the lesser of (A) Parent’s documented Expenses actually incurred and (B) the Parent Expense Cap.

(d)         If this Agreement is terminated pursuant to Section 8.1(b), Section 8.1(d) or Section 8.1(g) and, in any such case, (i) a Company Acquisition Proposal shall have been publicly disclosed or announced or shall have become publicly known or made known to the Company Board or senior management of the Company, and shall not have been publicly withdrawn, in each case, after the date hereof and prior to the time of the Company Stockholders Meeting (in the case of a termination pursuant to Section 8.1(d)) or the date of such termination (in the case of a termination pursuant to Section 8.1(b) or Section 8.1(g)) and (ii) within twelve (12) months following such termination, the Company or any Company Subsidiary enters into a definitive agreement with respect to, or consummates, a Company Acquisition Proposal, then the Company shall pay, or caused to be paid, to Parent the Company Termination Fee no later than two Business Days following the consummation of such transaction. Notwithstanding the foregoing, in the event this Agreement is terminated pursuant to Section 8.1(b), Section 8.1(d) or Section 8.1(g), and the holders of the Secured Notes or any of their respective Related Funds (as defined in the Notes Restructuring Agreement), in each case, were not a Person or a part of a group of Persons (as defined in Section 13(d)(3) of the Exchange Act) that submitted the Company Acquisition Proposal described in Section 8.3(d)(i) and have otherwise complied in all material respects with their obligations under the Notes Restructuring Agreement prior to the date of such termination, the holders of the Secured Notes shall be entitled to propose to the Company a bona fide restructuring transaction and/or that the Company become subject to a voluntary or involuntary reorganization or restructuring under applicable Laws relating to bankruptcy, insolvency or the protection of creditors generally with respect to the Company and the Secured Notes or otherwise enter into a definitive agreement to effect such reorganization or restructuring process during the twelve (12) month period following such termination; provided, that, upon the consummation of such restructuring transaction, (1) the Company shall pay, or cause to be paid, to Parent an amount equal to the lesser of (I) Parent’s documented Expenses incurred prior to (and including) the date of such termination and (II) the Parent Expense Cap and (2) without limiting the Company’s obligation pursuant to the foregoing clause (1), the Company shall not otherwise be required to pay or cause to be paid to Parent the Company Termination Fee. For purposes of this Section 8.3(d), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 9.4, except that the references to “15%” and “85%” therein shall be deemed to be references to “50%”.

(e)         All payments under this Section 8.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent, or in the absence of such designation, an account established for the sole benefit of Parent.

(f)          Each of the parties acknowledges and agrees (i) that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) that without these agreements the parties would not enter into this Agreement, and (iii) that the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and the Merger Subs in the circumstances in which such Company Termination Fee is payable; provided, that no payment of the Company Termination Fee shall be considered in lieu of, or a replacement or substitution for, damages incurred in the event of Willful and Material Breach or Fraud. For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(g)         If the Company fails to pay (or cause to be paid) the Company Termination Fee or, in the case of the penultimate sentence of Section 8.3(d), Parent’s Expenses up to the Parent Expense Cap, in each case when due, the Company shall pay to Parent, together with the Company Termination Fee (or, in the case of the penultimate sentence of Section 8.3(d), Parent’s Expenses up to the Parent Expense Cap), (A) interest on the Company Termination Fee (or, in the case of the penultimate sentence of Section 8.3(d), Parent’s Expenses up to the Parent Expense Cap), from the date of termination of this Agreement at a rate per annum equal to the Prime Rate in effect on the date that such payment was required to be made through the date that such payment was actually received and (B) Parent’s out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred in the collection of such overdue amounts, including in connection with any related Proceedings commenced. Notwithstanding anything herein to the contrary, the Company’s obligation to pay or cause to be paid Parent’s Expenses pursuant to and in accordance with this Section 8.3 shall be subject to the Company’s receipt of written notice from Parent setting forth, in reasonable detail, the amount of Parent’s Expenses to be so paid.

Article 9
General Provisions

9.1         Non-Survival of Representations and Warranties. None of the representations, warranties or covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Second Effective Time except that this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Second Effective Time, which shall survive to the extent expressly provided for herein.

9.2         Fees and Expenses. Except for (a) the expenses in connection with printing and mailing the Proxy Statement/Prospectus and Registration Statement and any Other Filings required in connection with the actions specified in Section 6.1, (b) all SEC filing fees relating to the Mergers and the transactions contemplated by this Agreement and (c) the fees in connection with the approvals required under Section 7.1(c) related to the Mergers and the transactions contemplated by this Agreement (of which fees and expenses (A) set forth in clauses (a) and (b) of this Section 9.2 shall be borne, in each case, equally by Parent and the Company and (B) set forth in clause (c) shall be borne by Parent), all fees and expenses incurred in connection with the preparation, negotiation and performance of this Agreement and the consummation of the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Mergers are consummated.

9.3         Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (b) on the next Business Day if transmitted by national overnight courier or (c) on the date delivered if sent by email (to the extent no “bounce back” or similar message indicating non-delivery is received with respect thereto and delivery is followed within one Business Day pursuant to either clause (a) or (b)), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to any Parent Party, addressed to it at:

SoundHound AI, Inc.

5400 Betsy Ross Drive

Santa Clara, CA 95054

Attention: Keyvan Mohajer

Warren Heit

Email:      [***]

[***]

with a copy to (for information purposes only):

Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111
Attention: Luke Bergstrom

Max Schleusener

Lauren Lefcoe

Email:      luke.bergstrom@lw.com

max.schleusener@lw.com

lauren.lefcoe@lw.com

If to the Company, addressed to it at:

LivePerson, Inc.

530 7th Avenue, Floor M1

New York, NY 10018
Attention: John Collins

Monica Greenberg

Email:      [***]

[***]

with a copy to (for information purposes only):

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attention: Philip Richter

Mark Hayek

Adam Cohen

Email:      Philip.Richter@friedfrank.com

Mark.Hayek@friedfrank.com

Adam.Cohen@friedfrank.com

9.4         Certain Definitions. For purposes of this Agreement, the term:

“2026 Notes” means the Company’s 0% Convertible Senior Notes due 2026.

“affiliate” means, as to any Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Aggregate Consideration Amount” means the sum of (a) the difference of (i) $42,784,532.64, minus (ii) the Company Shortfall Cash, plus (b) the Aggregate Exercise Price.

“Aggregate Exercise Price” means the aggregate dollar amount of the exercise prices of all In-the-Money Company Options (other than Assumed Options).

“AI Inputs” shall mean data, work of authorship, text or other content used or relied upon by any aspect of AI Technologies to generate any AI Output.

“AI Output” shall mean any data, work of authorship, text or other content that is generated by any AI Technologies.

“AI Technologies” shall mean any Software or other technology related to deep learning, machine learning, self-improving, generative artificial intelligence or other artificial intelligence fields including, but not limited to, those that use of or employ neural networks, statistical learning algorithms (like linear and logistic regression, support vector machines, random forests, k-means clustering), or reinforcement learning.

“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act 2010, as amended.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

“Closing Merger Consideration” means the number of shares of Parent Common Stock derived from dividing (a) the Aggregate Consideration Amount, by (b) the Parent Closing Stock Price.

“Closing Merger Consideration Value” means an amount equal to the (a) the Closing Merger Consideration, multiplied by (b) the Parent Closing VWAP Stock Price.

“Closing TASE Cash Merger Consideration” means an amount equal to (a) the Closing Merger Consideration Value, multiplied by (b) the Closing TASE Merger Consideration Percentage; provided, that if the Closing TASE Cash Merger Consideration is greater than $7,500,000, then the Closing TASE Cash Merger Consideration will equal $7,500,000.

“Closing TASE Merger Consideration Percentage” means an amount equal to the quotient of (a) the Fully Diluted TASE Common Number, divided by (b) the Fully Diluted Common Number.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreement, works council agreement, or other agreement, understanding or Contract (including any addenda, side letter, memorandum of understanding, letter of assent, neutrality agreement or ancillary agreement thereto) with any Union.

“Company Acceptable Confidentiality Agreement” means a confidentiality agreement entered into by the Company after the date of the Original Agreement, in either case, that contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and do not in any way restrict the Company or its representatives from complying with its disclosure obligations under this Agreement; provided, that, any such confidentiality agreement need not contain any standstill provision and shall not include any provision conflicting with or otherwise impairing the Company’s ability to comply with its obligations under this Agreement.

“Company Acquisition Proposal” means any offer, proposal or indication of interest from any Person or group of Persons as defined in Section 13(d)(3) of the Exchange Act (other than Parent and the Parent Subsidiaries) at any time relating to any transaction or series of related transactions (other than the Mergers) involving: (a) any acquisition or purchase by any person, directly or indirectly, of more than fifteen percent (15%) of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person beneficially owning more than fifteen percent (15%) of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares); (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company and a person pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty five percent (85%) of the equity interests in the surviving, resulting or ultimate parent entity of such transaction (whether by voting power or number of shares); or (c) any sale, lease, exchange, transfer or other disposition to a person of more than fifteen percent (15%) of the consolidated assets of the Company and the Company Subsidiaries (measured by the fair market value thereof).

“Company Benefit Plan” means each Employee Benefit Plan that is sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of the Company Subsidiaries.

“Company Cash Balance” means the amount of cash and cash equivalents in the final Estimated Closing Statement; provided that, for the avoidance of doubt, the Company Cash Balance will give pro forma effect (i.e., as a deduction) for all amounts payable by the Company that remain unpaid in connection with the transactions contemplated by this Agreement, the Notes Restructuring Agreement, and any similar or alternative transactions involving the Company, its stockholders and/or the Secured Notes (including transactions with other potential acquirers or investors and including any debt restructuring transactions), if any, in connection with the transactions preceding and/or related to the transactions contemplated hereby (which may be as little as zero dollars ($0)), including (i) all unpaid Company Transaction Expenses, (ii) unpaid amounts used or to be used to repurchase and retire or extinguish 2026 Notes between April 1, 2026, and the Closing Date, if any, and (iii) the amount to be remitted to the holders of First Lien Notes by the Company under Section 2.01(b)(i) of the Notes Restructuring Agreement and to the holders of Second Lien Notes under Section 2.01(c)(i) under the Notes Restructuring Agreement; provided, that notwithstanding the foregoing, the fees and expenses payable by the Company pursuant to Section 9.2(a) and Section 9.2(b) shall be excluded from “Company Cash Balance” hereunder.

“Company Equity Award” means each Company Option and Company RSU Award.

“Company Equity Plans” means (a) the Company’s Amended and Restated 2019 Stock Incentive Plan and (b) the Company’s Amended and Restated 2018 Inducement Plan.

“Company ESPP” means the Company’s 2019 Employee Stock Purchase Plan, as amended.

“Company Intervening Event” means any Effect occurring or arising after the date of the Original Agreement that is material to the Company and the Company Subsidiaries (taken as a whole) that (a) was not known or reasonably foreseeable to the Company or the Company Board as of or prior to the date of the Original Agreement and becomes known to the Company Board following the date of the Original Agreement and (b) does not involve or relate to a Company Acquisition Proposal; provided that, in no event shall any of the following Effects constitute a Company Intervening Event: (i) changes in the price or trading volume of the Company Common Stock or Parent Common Stock (it being understood that the facts or occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been a Company Intervening Event) or changes in the credit rating of the Company or Parent, (ii) the Company or Parent meeting, failing to meet, or exceeding any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such circumstances may be taken into account in determining whether there has been a Company Intervening Event), (iii) changes in general economic, political, regulatory, legislative or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond or debt prices), (iv) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof, or (v) natural disasters, epidemics or pandemics.

“Company Material Adverse Effect” means any change, event, occurrence, condition or development (an “Effect”) that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, operations or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that Effects arising out of, or resulting from the following shall not constitute a Company Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b) or (c) of the below shall be considered to the extent such Effect disproportionately and adversely impacts the Company or the Company Subsidiaries, taken as a whole, relative to the other companies operating in the same industries: (a) changes in applicable Law (or the interpretation or enforcement thereof) or changes in GAAP (or the interpretation or enforcement thereof), (b) (i) changes in general economic or regulatory conditions, or changes in securities, credit or other financial markets, including interest rates or exchange rates in the United States or globally or (ii) changes in conditions in the industries (including seasonal fluctuations) in which the Company or the Company Subsidiaries operate, (c) changes in global or national political conditions (including the outbreak, continuation or escalation of war (whether or not declared), military action, acts of armed hostility, sabotage or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of the Original Agreement, (d) actions or omissions expressly required of the Company by the terms of this Agreement or taken or not taken with the prior written consent of Parent (other than its obligations to operate its business in the ordinary course), (e) the execution, announcement, pendency or consummation of the Original Agreement, this Agreement and the transactions contemplated hereby, including any litigation arising out of or relating to the Original Agreement, this Agreement or the Mergers, the identity of Parent, departures of officers or employees, changes in relationships with suppliers or customers or other business relations, in each case solely to the extent resulting from the execution, announcement, pendency or consummation of the Original Agreement, this Agreement and the transactions contemplated hereby; provided, that the exceptions set forth in this clause (e) shall not apply in connection with any breach or inaccuracy of a representation or warranty set forth in this Agreement expressly addressing the consequences of the execution, announcement, existence, pendency or consummation of the Original Agreement, this Agreement and the transactions contemplated hereby or to address the consequences of litigation of, compliance with or performance under, the Original Agreement or this Agreement, (f) changes in the trading price or trading volume of Company Common Stock; provided, that the underlying cause of such change in trading price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred, or (g) any failure by the Company or any of the Company Subsidiaries to meet any internal or published revenue, earnings or other financial projections, estimates, expectations or forecasts for any period; provided, that the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred.

“Company Minimum Cash” means an amount in cash equal to (a) $74,000,000, provided, that in the event the Closing Date occurs in the calendar month of July, the amount for purposes of this clause (a) shall be $71,000,000, minus (b) the amount of cash, if any, paid by the Company to repurchase and retire the 2026 Notes between April 1, 2026, and the Closing Date.

“Company Option” means an option to acquire shares of Company Common Stock granted under a Company Equity Plan or granted to a Company employee or other service provider outside of the Company Equity Plans.

“Company Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Products” shall mean each and all current and past services (including cloud-based service offered via the Internet) and products (including any and all Data products, applications, algorithms and other Software), in each case, including those that that incorporate or employ any AI Technologies (“Company AI Products”), made commercially available, marketed, distributed, developed, supported, sold, imported for resale, licensed out, or otherwise provided by or on behalf of the Company or any Company Subsidiary, including products and services under development.

“Company Representatives” means the Company’s and the Company Subsidiaries’ respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents, brokers and other representatives acting for or on behalf of the Company or any Company Subsidiary.

“Company RSU Award” means an award of restricted stock units with respect to shares of Company Common Stock granted under a Company Equity Plan.

“Company Shortfall Cash” means an amount in cash equal to (a) the Company Minimum Cash, minus (b) the Company Cash Balance; provided that, if a negative number results from such calculation, “Company Shortfall Cash” shall be zero (0).

“Company Superior Proposal” means a bona fide written Company Acquisition Proposal (except the references therein to “15%” shall be replaced by “80%” and the references to “85%” shall be replaced by “25%”) made by a third party which the Company Board determines in good faith (after consultation with its outside counsel and, with respect to financial matters, financial advisors), taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing or regulatory approvals and likelihood of consummation)) and this Agreement (and, if applicable, any changes to the terms of this Agreement proposed by Parent pursuant to Section 6.3), (a) if accepted, is reasonably likely to be consummated on the terms proposed, taking into account any required redemption, exchange, repayment or restructuring of the 2026 Notes and/or the Secured Notes required in connection with such Company Acquisition Proposal in accordance with the indentures and other agreements governing the 2026 Notes and the Secured Notes, as applicable (and whether the holders of the 2026 Notes and/or the Secured Notes would be reasonably expected to consent to such Company Acquisition Proposal in accordance with the indentures and other agreements governing the 2026 Notes and the Secured Notes, as applicable) and (b) is more favorable to the Company’s stockholders from a financial point of view than the Mergers.

“Company Transaction Expenses” means all fees and expenses incurred by or on behalf of the Company or by any other Person for which the Company is responsible in connection with or related to the negotiation, preparation, execution and performance of the Original Agreement and this Agreement, the Notes Restructuring Agreement and the transactions contemplated hereby and thereby and any similar or alternative transaction involving the Company, its stockholders and/or the Secured Notes (including transactions with other potential acquirors or investors and including any debt restructuring transactions), if any, in connection with the transactions leading hereto (which may be as little as zero dollars ($0)), including, for the avoidance of doubt, all fees and expenses payable to brokers, financial advisors, investment banks, legal advisors, accountants and other professional advisors in connection with the transactions contemplated hereby and by the Notes Restructuring Agreement and by such other similar or alternative transactions, as applicable.

“Company Warrant” means warrants to subscribe for and purchase shares of Company Common Stock, including those warrants to subscribe for and purchase shares of Company Common Stock pursuant to that certain (a) Warrant to Purchase Common Stock, Certificate Number 0001, and (b) Warrant, Certificate Number 0002, in each case, issued June 3, 2024, by and between the Company and Lynrock Lake Master Fund LP.

“Continuing Employee” means each employee of the Company or any of the Company Subsidiaries who is employed by the Company or any of the Company Subsidiaries as of immediately prior to the First Effective Time and who continues to be actively employed by the Surviving Corporation (or any of its affiliates) on or following the Second Effective Time.

“Contract” or “Contracts” means any of the agreements, arrangements, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, purchase and sale orders and other legally binding commitments to which in each case a Person is a party or by which any of the properties or assets of such Person or its Subsidiaries are bound.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of capital stock or other Equity Interests, as trustee or executor, by Contract or credit arrangement or otherwise.

“Data” shall mean any information, inputs, figures, facts, numbers, statistics, geographic and location information, AI Inputs, validation data, and test data, data collections, and databases, in any form, whether structured or unstructured.

“Employee Benefit Plan” means any (a) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (b) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, including employer stock and incentive plans, (c) severance, change in control, employment, individual consulting, pension, retirement, profit sharing, retention or termination plan, program, agreement, policy or arrangement or (d) other compensation or benefit plan, program, agreement, policy, practice, contract or arrangement and whether or not subject to ERISA, including all bonus, cash or equity-based incentive, commission, sales, deferred compensation, stock purchase, health, medical, dental, vision, or other health plans, disability, accident, life insurance, holiday, vacation, paid time off, perquisite, fringe benefit, severance, termination, change of control, transaction, retention, employment, separation, retirement, pension, or savings, plans, programs, policies, agreements or arrangements, other than any statutory plan, program, or arrangement that is required under applicable Laws and maintained by any Governmental Entity.

“Environmental Laws” means any and all applicable Laws which regulate or relate to pollution or the protection of the environment or human health and safety (solely to the extent related to exposure to Hazardous Substances), including Laws related to the use, treatment, storage, transportation, handling or Release of Hazardous Substances.

“Environmental Permits” means any permit, certificate, registration, notice, approval, identification number, waiver, variance, exemption, license, clearance, or other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“ERISA” means the Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” includes all out-of-pocket fees, costs and other expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Original Agreement and this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement/Prospectus or Registration Statement and all other matters related to the transactions contemplated by this Agreement.

“First Lien Notes” means the Company’s First Lien Convertible Senior Notes due 2029.

“Fraud” means actual fraud under Delaware law.

“Fully Diluted Common Number” means, without duplication, the sum of (a) the total number of shares of Company Common Stock that are issued and outstanding immediately prior to the First Effective Time (excluding Company Cancelled Shares), plus (b) the total number of shares of Company Common Stock that are issuable upon the conversion, exercise or settlement in full of all In-the-Money Company Options, Company RSU Awards, convertible securities, or other rights to acquire Company Common Stock that are outstanding as of immediately prior to the First Effective Time; provided that, notwithstanding the foregoing, the “Fully Diluted Common Number” shall not include (a) the Company Rights or any securities of the Company issuable upon the exercise thereof pursuant to the Tax Benefits Preservation Plan or (b) any shares of Company Common Stock that are issuable upon the exercise or conversion of the Company Warrants or the 2026 Notes and the First Lien Notes except to the extent such Company Warrants or notes are exercised or converted into shares of Company Common Stock prior to the First Effective Time.

“Fully Diluted TASE Common Number” means, without duplication, the total number of TASE Shares that are issued and outstanding immediately prior to the Second Effective Time.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Government Official” means (a) any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization; (b) any political party, political party official or candidate for political office or political campaign; or (c) any person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Entity” means (a) any supranational, national, federal, state, regional, provincial, county, municipal, local or foreign government and any entity exercising or entitled to exercise executive, legislative, judicial, regulatory, taxing, administrative, prosecutorial or arbitral functions of or pertaining to government, (b) any agency, division, bureau, department, commission, board, tribunal, or other subdivision or instrumentality of any government, entity or organization described in the foregoing clause (a), and any court, judicial authority, arbitrator, or arbitral tribunal, and (c) any public international organization (such as the World Bank, United Nations).

“Hazardous Substances” means any material, chemical or waste that is listed, defined or regulated as “hazardous,” “toxic,” a “pollutant,” or a “contaminant”, or words of similar regulatory meaning or effect, under any Environmental Law, including asbestos or asbestos-containing materials, petroleum or petroleum by-products, radioactive materials, per- and polyfluoroalkyl substances or polychlorinated biphenyls.

“In-the-Money Company Option” means each Company Option that is not an Out-of-the-Money Company Option.

“Intellectual Property” means all intellectual property rights now known or hereafter recognized in any jurisdiction throughout the world, including all: (a) patents, patent disclosures and patent applications, together with all provisionals, reissues, continuations, continuations-in-part, divisions, revisions, extensions, and reexaminations thereof; (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, Internet domain names, social media accounts and handles, corporate names, and other indicia of source or origin, together with all translations, adaptations, derivations, and combinations thereof, and all applications and registrations in connection therewith; (c) rights associated with works of authorship (whether or not published) and all copyrights, mask works and designs and all applications, renewals and registrations in connection therewith; (d) intellectual property rights in Software and all website content (including text, graphics, images, audio, video, and data), intellectual and proprietary rights in databases, data compilations and data collection methods; and (e) trade secret rights and rights in know-how and confidential and proprietary information, information, designs, formulae, compositions, algorithms, procedures, methods, techniques, ideas, research and development, data, specifications, processes, inventions (whether patentable or not and whether reduced to practice or not) and improvements (“Trade Secrets”), (f) other proprietary rights arising from or related to AI Technologies, and (g) all applications and registrations for the foregoing.

“IRS” means the United States Internal Revenue Service.

“ISA” means the Israel Securities Authority.

“Israeli Securities Laws” means (a) the Israeli Securities Law of 1968 and the rules, regulations and guidance provided thereunder and (b) the bylaws of the TASE and the regulations promulgated thereunder, including the relevant provisions of the bylaws of the TASECH, each as amended from time to time.

“ITA” means the Israel Tax Authority.

“Knowledge” means the actual knowledge (after inquiry of direct reports) of the individuals listed in Section 9.4(a) of the Company Disclosure Schedule.

“Law” means any applicable international, national, federal, regional, provincial, state, municipal, foreign, and local laws, common laws, statutes, constitutions, treaties, ordinances, bylaws, rules, regulations, or other requirements, legally binding guidance, consent permits, policies, restrictions or licenses enacted, adopted, promulgated, issued, enforced, applied, or entered by any Governmental Entity and any Orders.

“Lien” means any lien, mortgage, pledge, conditional or installment sale (or lease in the nature thereof) agreement, encumbrance, defect in title, covenant, condition, restriction, charge, option, right of first refusal, right of first offer, lease, sublease, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Multiemployer Plan” means a “multiemployer plan” (as defined in or within the meaning of Section 3(37) of ERISA) or any plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4063 of ERISA.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Net Share” means, with respect to a Company Option, the quotient obtained by dividing (a) the product of (i) the excess of the Per Share Cash Equivalent Consideration over the per share exercise price of such Company Option, multiplied by (ii) the number of shares of Company Common Stock subject to such Company Option immediately prior to the First Effective Time, by (b) the Per Share Cash Equivalent Consideration.

“Open Source Material” shall mean any Software that is distributed as “free software” or “open source software” (as such terms are commonly understood in the software industry), including software code or other materials that are licensed under a Creative Commons License, open database license, the Mozilla Public License, the GNU General Public License, GNU Lesser General Public License, Affero General Public License, Common Public License, Apache License, BSD License, or MIT License and all other licenses identified by the Open Source Initiative as “open source licenses.”

“Order” means any judgment, order, executive order, stay, consent decree, determination, ruling, assessment, stipulation, decision, writ, injunction, decree or arbitration award in each case, enacted, adopted, promulgated, imposed, applied, or entered by or with any Governmental Entity.

“Ordinance” means the Israeli Income Tax Ordinance (New Version), 1961, as amended, and all rules and regulations promulgated thereunder, as may be amended from time to time, including, any publications and clarifications issued by the ITA.

“Other Filings” means all filings made by, or required to be made by, the Company or Parent with the SEC in connection with the transactions contemplated by this Agreement, other than the Proxy Statement/Prospectus and Registration Statement.

“Out-of-the-Money Company Option” means any Company Option having a per-share exercise price equal to or in excess of the Per Share Cash Equivalent Consideration (calculated for this purpose as if all Company Options were included in the definition of Fully Diluted Common Number).

“Parent Benefit Plan” means each Employee Benefit Plan that is sponsored, maintained, contributed to, or required to be contributed to, by Parent or any of the Parent Subsidiaries.

“Parent Closing Stock Price” means the Parent Closing VWAP Stock Price; provided that, in the event such price per share (a) exceeds $12 per share, “Parent Closing Stock Price” means $12 per share or (b) falls below $7 per share, “Parent Closing Stock Price” means $7 per share.

“Parent Closing VWAP Stock Price” means the price per share of a share of Parent Common Stock derived from the average of the daily volume weighted average prices of a share of Parent Common Stock on the Nasdaq on each of the ten (10) consecutive Trading Days ending on (and including) the Trading Day that is three (3) Trading Days prior to the Closing Date, rounded down to the nearest penny, as reported by Bloomberg.

“Parent Common Stock” means the Class A Common Stock of Parent, par value $0.0001 per share.

“Parent Expense Cap” means an amount equal to $3,750,000.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, operations or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that Effects arising out of, or resulting from the following shall not constitute a Parent Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b) or (c) of the below shall be considered to the extent such Effect disproportionately and adversely impacts Parent or the Parent Subsidiaries, taken as a whole, relative to the other companies operating in the same industries: (a) changes in applicable Law (or the interpretation or enforcement thereof) or changes in GAAP (or the interpretation or enforcement thereof), (b) (i) changes in general economic or regulatory conditions or (ii) changes in securities, credit or other financial markets, including interest rates or exchange rates in the United States or globally, or changes in conditions in the industries (including seasonal fluctuations) in which Parent or Parent Subsidiaries operate, (c) changes in global or national political conditions (including the outbreak, continuation or escalation of war (whether or not declared), military action, acts of armed hostility, sabotage or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of the Original Agreement, (d) actions or omissions expressly required of Parent by the terms of this Agreement or taken or not taken with the prior written consent of, Parent (other than its obligations to operate its business in the ordinary course), (e) the execution, announcement, pendency or consummation of the Original Agreement or this Agreement and the transactions contemplated hereby, including any litigation arising out of or relating to the Original Agreement, this Agreement or the Mergers, the identity of the Company, departures of officers or employees, changes in relationships with suppliers or customers or other business relations, in each case solely to the extent resulting from the execution, announcement, pendency or consummation of the Original Agreement or this Agreement and the transactions contemplated thereby and hereby; provided, that the exceptions set forth in this clause (e) shall not apply in connection with any breach or inaccuracy of a representation or warranty set forth in this Agreement expressly addressing the consequences of the execution, announcement, existence, pendency or consummation of the Original Agreement or this Agreement and the transactions contemplated hereby or to address the consequences of litigation of, compliance with or performance under, the Original Agreement or this Agreement, (f) changes in the trading price or trading volume of Parent Common Stock; provided, that the underlying cause of such change in trading price or trading volume may be taken into account in determining whether a Parent Material Adverse Effect has occurred, or (g) any failure by Parent or any of the Parent Subsidiaries to meet any internal or published revenue, earnings or other financial projections, estimates, expectations or forecasts for any period; provided, that the underlying cause of such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred.

“Parent Representatives” means Parent’s and the Parent Subsidiaries’ respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives acting for or on behalf of Parent or any Parent Subsidiary.

“Parent Share Issuance” means the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to and in accordance with the terms of this Agreement.

“Per Share Cash Equivalent Consideration” means the product (rounded to the nearest cent) obtained by multiplying (a) the Per Share Merger Consideration by (b) the Parent Closing Stock Price.

“Per Share Cash Merger Consideration” means an amount in cash equal to (a) the Closing TASE Cash Merger Consideration, divided by (b) the Fully Diluted TASE Common Number.

“Per Share Merger Consideration” means, subject to Section 2.4, the number of fully paid and nonassessable shares of Parent Common Stock equal to (a) the Closing Merger Consideration, divided by (b) the Fully Diluted Common Number.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP on the financial statements of the applicable Person, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances arising by operation of Law in the ordinary course of business for amounts not yet due and payable, (c) Liens arising from transfer restrictions under securities Laws or related Laws of any jurisdiction, (d) nonexclusive licenses of Intellectual Property, and (e) (i) matters of record, (ii) Liens that would be disclosed by a current, accurate survey or physical inspection of applicable real property, (iii) applicable building, zoning and land use regulations, (iv) Liens encumbering the fee interest in the property constituting Company Leased Real Property and Liens of landlords and sublandlords pursuant to the leases and subleases of the Company Leased Real Property and (v) other imperfections or irregularities in title, charges, restrictions and other encumbrances that do not materially detract from the current use of the Company Leased Real Property to which they relate.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Personal Information” means information in any form that is capable, directly or indirectly, of being associated with, related or linked to, or could reasonably be used to identify, describe, contact or locate, an individual, device, or household (including name, address, telephone number, email address, billing information, online identifier, device identifier, IP address, browsing history, search history or other website, application or online activity or usage data, location data, or biometric data) or is otherwise considered “personally identifiable information,” “personal information,” “personal data,” or any similar term by any applicable Laws and/or Privacy Requirements.

“Prime Rate” means the rate per annum published in The Wall Street Journal from time to time as the prime lending rate prevailing during any relevant period.

“Privacy and Security Laws” means all applicable Laws, guidance, and standards relating to the privacy, data security, data breach notification, Processing of Personal Information, website and mobile application privacy policies and practices, consumer protection, online safety, online platform and digital services regulation, the processing and security of payment card information (including the Payment Card Industry Data Security Standard and other applicable card association rules), the processing of biometric information or biometric identifiers, artificial intelligence, chatbots, wiretapping, the interception of electronic communications, the tracking or monitoring of online activity, data- or web-scraping, advertising or marketing, and email, text message, or telephone communications.

“Proceeding” means any action, suit, lawsuit, claim, charge, complaint, hearing, arbitration, litigation, mediation, grievance, audit, examination, investigation or other proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), in each case, by or before any Governmental Entity.

“Processing” means any operation or set of operations which is performed on information, including Personal Information, such as the use, collection, processing, storage, disclosure, dissemination, combination or disposal of such information, and/or is considered “processing” by any applicable Privacy Requirements.

“Regulatory Laws” means applicable supranational, national, federal, state, provincial or local Law designed or intended to (a) prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any other country or jurisdiction, including the HSR Act, the Sherman Act, the Clayton Act, and the Federal Trade Commission Act, in each case, as amended and other similar competition or antitrust laws of any jurisdiction other than the United States; or (b) regulate foreign investment, foreign ownership or control, or the acquisition of assets or securities by foreign persons for purposes of national security, protection of critical infrastructure, or other national interests.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, or leaching of any Hazardous Substance into the environment.

“Sanctioned Country” means any country or territory that is, or has been since April 24, 2019, the subject of comprehensive country-wide or region-wide Sanctions (currently, Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means (a) any Person listed on any sanctions-related list of designated Persons, maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury’s (“OFAC”) or the U.S. Department of State, the United Nations, the United Kingdom, the European Union, or any European Union member state; (b) any Person operating, organized or resident in a Sanctioned Country; or (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person that is, in the aggregate, directly or indirectly owned, 50 percent or more, or controlled by, or acting or purporting to act on behalf of, a Person or Persons described in clauses (a), (b) or (c).

“Sanctions” means all Laws relating to economic or financial sanctions or trade embargoes imposed, administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, the United Kingdom, the European Union, or any European Union member state.

“Scraped Dataset” shall mean any Data that was collected or generated by Company or a third-party using web scraping, web crawling, or web harvesting Software or any technology or service that turns the unstructured data found on the web into machine readable, structured data that is ready for analysis.

“SEC” means the United States Securities and Exchange Commission.

“Second Lien Notes” means the Company’s Second Lien Senior Subordinated Secured Notes due 2029.

“Section 102” means Section 102 of the Ordinance and the regulations and rules promulgated thereunder.

“Section 102 Trustee” means, ESOP Management and Trust Services Ltd., the trustee appointed by the Company in accordance with the provisions of Section 102(b) of the Ordinance and the rules and regulations promulgated in connection therewith, as amended.

“Secured Notes” means, collectively, the First Lien Notes and the Second Lien Notes.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Incident” means any (a) accidental, unlawful or unauthorized access, use, loss, exfiltration, disclosure, alteration, destruction, encryption, compromise, or other Processing of Personal Information and/or confidential information; (b) accidental, unlawful or unauthorized occurrence or series of related occurrences on or conducted through the Company IT Assets that jeopardizes or impacts the confidentiality, integrity, or availability of the Company IT Assets or any Personal Information or confidential information stored or otherwise Processed therein; or (c) occurrence that constitutes a “data breach,” “security breach,” “personal data breach,” “security incident,” “cybersecurity incident,” or any similar term under any applicable Law.

“Software” shall mean any computer program, operating system, database, applications system, application programming interface (API), firmware or software code of any nature, whether operational, under development or inactive, including all object code, source code, data files, rules, definitions or methodology derived from the foregoing and any derivations, updates, enhancements and customization of any of the foregoing, processes, know-how, operating procedures, methods and all other technology embodied with the foregoing, tools, developers’ kits, utilities, developers’ notes, technical manuals, user manuals and other documentation thereof, including comments and annotations related thereto, whether in machine-readable form, programming language or any other language or symbols and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature.

“Subsidiary” of Parent, the Company or any other Person means any corporation, limited liability company, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“TASE” means the Tel-Aviv Stock Exchange Ltd.

“TASECH” means the Tel-Aviv Stock Exchange Clearing House Ltd.

“TASE Share” means, as of any time of determination, each share of Company Common Stock issued and outstanding that is held through the TASECH.

“Tax Benefits Preservation Plan” means that certain Tax Benefits Preservation Plan, dated as of January 22, 2024, by and between the Company and Equiniti Trust Company, LLC, as Rights Agent, as amended by that certain Amendment No. 1 to the Tax Benefits Preservation Plan, dated as of February 16, 2024.

“Tax Return” means any report, return (including information return), certificate, claim for refund, election, estimated tax filing or declaration required to be filed or actually filed with a Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means any and all U.S. federal, state, local and non-U.S. (a) taxes, assessments, fees, levies, duties, tariffs, imposts and other charges in the nature of a tax, including income, franchise, windfall or other profits, gross receipts, personal property, real property, sales, use, net worth, capital stock, alternative or add-on minimum, environmental, use, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, occupation, disability, registration, gains tax and estimated taxes, and (b) any interest, penalty, or additional amounts imposed with respect to any of the foregoing, whether disputed or not.

“Trade Compliance Laws” means (a) any Laws enforced by the U.S. Government relating to the regulation of imports, exports, re-exports, transfers, releases, shipments, transmissions or any other provision of goods, technology, software or services, including the International Traffic in Arms Regulations (ITAR), 22 C.F.R. Parts 120 et seq., the Export Administration Regulations (EAR), 15 C.F.R. Parts 730 et seq., the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861) Foreign Trade Regulations (15 C.F.R. Part 30) all applicable customs and import Laws, including the customs regulations set forth in Title 19 of the Code of Federal Regulations and 19 C.F.R. Chapter 1, the Tariff Act of 1930 and the Laws, regulations and programs administered or enforced by the U.S. Department of Commerce, U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement and their respective predecessor agencies, the antiboycott Laws administered by the U.S. Department of Commerce and U.S. Department of the Treasury’s Internal Revenue Service, and (b) all applicable trade, export control, import, and antiboycott Laws imposed, administered or enforced in jurisdictions in which the Company operates or has operated, except to the extent inconsistent with U.S. Law.

“Trading Day” shall mean a day on which shares of Parent Common Stock are traded on the Nasdaq.

“Training Data” shall mean any data used to develop, train, refine, fine tune, test or improve the Company’s AI Technologies, including Data contained in or obtained from Scraped Datasets.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“Union” means any union, labor organization, works council, employee association or other bargaining unit representative.

“Willful and Material Breach” means a material breach of a representation, warranty or covenant that is the consequence of a deliberate act or omission of the breaching party.

9.5         Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble
“Appraisal Rights”	Section 2.11(a)
“Assumed Option”	Section 2.6(a)(i)
“Assumed RSU Award”	Section 2.6(b)(ii)
“Change of Company Board Recommendation”	Section 6.3(a)
“Clean Team Agreement”	Section 6.2(b)
“Closing”	Section 1.2(a)
“Closing Date”	Section 1.2(a)
“COBRA”	Section 3.9(d)
“Company”	Preamble
“Company 401(k) Plans”	Section 6.8(c)
“Company AI Products”	Section 9.4
“Company Board”	Recitals
“Company Board Recommendation”	Recitals
“Company Book-Entry Shares”	Section 2.2(b)(ii)
“Company Bylaws”	Section 3.1(b)
“Company Cancelled Shares”	Section 2.1(a)(iii)
“Company Capitalization Date”	Section 3.2(a)
“Company Certificated Shares”	Section 2.2(b)(i)
“Company Charter”	Section 3.1(b)
“Company Common Stock”	Recitals
“Company Disclosure Schedule”	Article 3
“Company Fairness Opinion”	Section 3.21
“Company Financial Statements”	Section 3.7(c)
“Company ISA Documents”	Section 3.7(a)
“Company IT Assets”	Section 3.15(j)
“Company Leased Real Property”	Section 3.18(b)
“Company Material Contract”	Section 3.11(b)
“Company Notice Period”	Section 6.3(e)(i)
“Company Permits”	Section 3.12
“Company Preferred Stock”	Section 3.2(a)
“Company Real Property Leases”	Section 3.18(b)
“Company Registered Intellectual Property”	Section 3.15(a)
“Company Related Party”	Section 3.24
“Company Rights”	Section 3.2(c)
“Company SEC Documents”	Section 3.7(a)
“Company Stock”	Section 3.2(a)
“Company Stockholders Meeting”	Section 6.1(a)
“Company Subsidiary”	Section 3.1(a)
“Company Termination Fee”	Section 8.3(a)
“Company Transaction Litigation”	Section 6.6
“Confidentiality Agreement”	Section 6.2(b)
“Continuing Service Provider”	Section 2.6(a)(i)
“Covered Persons”	Section 6.9(a)
“Current ESPP Offering Periods”	Section 2.6(d)

“Data Partners”	Section 3.16(a)
“DGCL”	Recitals
“Dissenting Shares”	Section 2.11(a)
“Effect”	Section 9.4
“Effective Time”	Section 1.2(b)
“Enforceability Limitations”	Section 3.3(a)
“Estimated Closing Statement”	Section 2.8
“Exchange Agent”	Section 2.2(a)
“Extended Outside Date”	Section 8.1(b)
“First Certificate of Merger”	Section 1.2(b)
“First Effective Time”	Section 1.2(b)
“First Merger”	Recitals
“First Surviving Corporation”	Recitals
“Houlihan Lokey”	Section 3.21
“Initial Outside Date”	Section 8.1(b)
“Integration Planning Activities”	Section 6.14(a)
“Intended Tax Treatment”	Section 2.10
“Intermediate Sub”	Section 1.1(a)
“Israeli Employees”	Section 3.10(j)
“Legal Impediment”	Section 7.1(b)
“Mergers”	Recitals
“Merger Sub I”	Preamble
“Merger Sub I Merger Shares”	Section 2.1(a)(v)
“Merger Sub II”	Preamble
“Merger Subs”	Preamble
“New Plans”	Section 6.8(b)
“Non-U.S. Company Benefit Plan”	Section 3.9(a)
“Notes Restructuring Agreement”	Recitals
“Notes Restructuring Transactions”	Recitals
“OFAC”	Section 9.4
“Old Plans”	Section 6.8(b)
“Original Agreement”	Recitals
“Outside Date”	Section 8.1(b)
“Parent”	Preamble
“Parent Board”	Recitals
“Parent Financial Statements”	Section 4.5(c)
“Parent Parties”	Preamble
“Parent SEC Documents”	Section 4.5(a)
“Parent Subsidiary”	Section 2.1(a)(iii)
“Privacy Requirements”	Section 3.16(a)
“Proxy Statement/Prospectus”	Section 6.1(a)
“Registration Statement”	Section 6.1(a)
“Required Company Vote”	Section 3.3(a)
“Section 14 Arrangement”	Section 3.10(j)
“Second Certificate of Merger”	Section 1.2(b)
“Second Effective Time”	Section 1.2(b)
“Second Merger”	Recitals

“Surviving Corporation”	Recitals
“Takeover Statutes”	Section 3.23
“Tax Benefits Preservation Plan Waiver”	Section 3.3(b)
“Terminated Company 401(k) Plan”	Section 6.8(c)
“Trade Secrets”	Section 9.4
“WARN Act”	Section 3.10(f)

9.6         Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.7         Entire Agreement. This Agreement (together with the Exhibits, the Company Disclosure Schedule and the other documents delivered pursuant hereto), the Confidentiality Agreement and the Clean Team Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof (including, for the avoidance of doubt, the Original Agreement) and, except as otherwise expressly provided herein or therein, are not intended to confer upon any other Person any rights or remedies hereunder or thereunder.

9.8         Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by any of the parties without the prior written consent of the other parties. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

9.9         Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to Parent or the Company. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

9.10       No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and assigns, and, subject to Section 6.9(a), nothing in this Agreement is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties, and consequently, may not accurately characterize actual facts or circumstances.

9.11       Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” and “Schedules” are intended to refer to Sections of this Agreement, and Exhibits and Schedules to this Agreement. The Exhibits and Schedules attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear. All references in this Agreement to “dollars” or “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. Any Contract or Law defined or referred to herein means any such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. Any statement in this Agreement to the effect that any information, document or other material has been “furnished,” “delivered” or “made available” to a party or its representatives means that such information, document or other material was posted to the electronic data room hosted by Intralinks on behalf of the Company in connection with the transactions contemplated hereby no later than 11:59 p.m. New York City time on the date that is two Business Days prior to the date of the Original Agreement and has been made available on a continuous basis by or on behalf the Company for review therein by Parent and the Parent Representatives since such time.

9.12       Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)         This Agreement and all claims and causes of action arising in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)         Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, solely if such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division), or if subject matter jurisdiction over the matter that is the subject of the Proceeding is vested exclusively in the federal courts of the United States of America, the Federal court of the United States of America sitting in the district of Delaware, and any appellate court from any thereof, in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court. Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement, to the fullest extent permitted by Law, irrevocably consents to service of process in the manner provided for notices in Section 9.3. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)         EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12(c).

9.13       Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other parties, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to Agreement or any document to be signed in connection with this Agreement and the transactions contemplated hereby shall be deemed to include signatures transmitted by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, or any other similar state Laws based on the Uniform Electronic Transactions Act.

9.14       Specific Performance. The parties agree that if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached (including failing to take such actions as are required by the parties hereunder to consummate the transactions contemplated hereby), irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly, subject to the limitations set forth in this Section 9.14, (a) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in each case, in the Court of Chancery of the State of Delaware or, solely if such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division), or if subject matter jurisdiction over the matter that is the subject of the Proceeding is vested exclusively in the federal courts of the United States of America, the Federal court of the United States of America sitting in the district of Delaware, and any appellate court from any thereof, this being in addition to any other remedy to which they are entitled at Law or in equity, (b) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the parties shall waive, in any action for specific performance, the defense of adequacy of a remedy at Law. The Company’s or Parent’s pursuit of specific performance at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of a breach of this Agreement involving a Willful and Material Breach. It is accordingly agreed that, prior to the termination of this Agreement in accordance with Article 8, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (without necessity of posting bond or other security (any requirements therefor being expressly waived)) in accordance with Section 9.12, this being in addition to any other remedy to which they are entitled at Law or in equity.

9.15       Modification or Amendment. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the First Effective Time, whether before or after Company has obtained the Required Company Vote; provided, that, after the Required Company Vote has been obtained, no amendment shall be made that, pursuant to applicable Law, requires further approval or adoption by the stockholders of Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

9.16       Extension; Waiver. At any time prior to the First Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions of the other parties contained herein; provided, that after the Required Company Vote has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

[Signature pages follow]

IN WITNESS WHEREOF, the Parent Parties and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or managers thereunto duly authorized.

Parent:
SOUNDHOUND AI, INC.
By:	/s/ Keyvan Mohajer
	Name:	Keyvan Mohajer
	Title:	Chief Executive Officer
Merger Sub I:
LIGHTSPEED MERGER SUB INC.
By:	/s/ Keyvan Mohajer
	Name:	Keyvan Mohajer
	Title:	President and Chief Executive Officer
Merger Sub II:
LIGHTSPEED MERGER SUB II INC.
By:	/s/ Keyvan Mohajer
	Name:	Keyvan Mohajer
	Title:	President and Chief Executive Officer

The Company:
LIVEPERSON, INC.
By:	/s/ John Collins
	Name:	John Collins
	Title:	Chief Financial Officer and Chief Operating Officer

Annex B

April 21, 2026

The Board of Directors of LivePerson, Inc.
530 7th Avenue
Floor M1
New York, NY 10018

Dear Members of the Board:

We understand that LivePerson, Inc. (the “Company”) intends to enter into a Merger Agreement (the “Agreement”) by and among SoundHound AI, Inc. (“Parent”), Lightspeed Merger Sub Inc., a wholly owned subsidiary of the Parent (“Merger Sub”), and the Company, pursuant to which, among other things, (i) Merger Sub will merge with the Company (the “Merger”), (ii) each outstanding share of common stock, par value $0.001 per share (“Company Common Stock”), of the Company will be converted into the right to receive a number of shares of Class A common stock, par value $0.0001 per share (“Parent Class A Common Stock”), of Parent (the “Consideration”) obtained by dividing (a) the quotient of (1) the sum of (A) the difference of (x) $$42,784,532.64, minus the Company Shortfall Cash, plus (B) the aggregate exercise price of all outstanding in-the-money options to purchase Company Common Stock, divided by (2) the Parent Closing Stock Price (as defined below), by (b) the number of shares of Company Common Stock outstanding immediately prior to the effective time of the Merger (on a fully diluted basis, calculated in accordance with the terms of the Agreement), and (iii) the Company will become a wholly owned subsidiary of Parent. For purposes of the foregoing, (i) the term “Parent Closing Stock Price” means the price per share of Parent Class A Common Stock derived from the average of the daily volume weighted average prices of a share of Parent Class A Common Stock on The Nasdaq Stock Market LLC (“Nasdaq”) on each of the ten consecutive trading days ending on (and including) the trading day that is three trading days prior to the closing date of the Merger, rounded down to the nearest penny; provided that, such price per share will be subject to a maximum of $12 and minimum of $7, and (ii) the term “Company Shortfall Cash” means an amount in cash (which shall be deemed equal to $0 if negative) equal to (a) $74,000,000 (subject to reduction as provided by the Agreement, including with respect to repurchases of the Company’s 0% Convertible Senior Notes due 2026 (the “2026 Notes”)), minus (b) the Company’s estimated cash and cash equivalents as of the closing date of the Merger pro forma for amounts payable by the Company in connection with the Merger (including, without limitation, unpaid amounts to repurchase the 2026 Notes and unpaid transaction expenses) and the Notes Restructuring Transaction (as defined below), all as determined in accordance with the Agreement.

We further understand that in connection with the Merger, Parent and holders (the “Company Noteholders”) of the Company’s First Lien Convertible Senior Notes due 2029 and Second Lien Senior Subordinated Secured Notes due 2029 (together, the “Secured Notes”) will enter into a Notes Restructuring Agreement (the “Notes Restructuring Agreement”) pursuant to which the Company Noteholders will release and deem satisfied in full the Secured Notes for the consideration contemplated thereby (the “Notes Restructuring Consideration” and, such transaction, the “Notes Restructuring Transaction”).

The Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Consideration to be received by the holders of Company Common Stock for their shares of Company Common Stock in the Merger pursuant to the Agreement is fair, from a financial point of view, to such holders (solely in their capacity as holders of Company Common Stock).

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.      reviewed a draft, dated April 21, 2026, of the Agreement;

2.      reviewed certain publicly available business and financial information relating to the Company and Parent that we deemed to be relevant;

3.      reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections prepared by the management of the Company relating to the Company (the “Projections”);

4.      spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the respective businesses, operations, financial condition and prospects of the Company and Parent, the Merger and related matters;

5.      compared the financial and operating performance of the Company with that of other companies with publicly traded equity securities that we deemed to be relevant;

6.      reviewed the current and historical market prices and trading volume for certain of the Company’s and Parent’s publicly traded equity securities and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant; and

7.      conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. As you are aware, we have not been provided with access to the management of Parent. We have at your direction assumed that, were we to have had access to such management, any information received from such management would not affect or change this Opinion. We also understand that financial projections relating to the future financial performance of Parent prepared by the management of Parent or the management of the Company are not available. We have not performed, relied upon or taken into account any valuation of Parent or any assets or securities thereof for purposes of evaluating the Consideration or otherwise. Accordingly, we have assumed, at your direction, that recent trading prices of Parent Class A Common Stock provide a reasonable basis on which to evaluate Parent and the Parent Class A Common Stock for purposes of this Opinion. In addition, we have assumed, at your direction, that the Parent Class A Common Stock and the Class B common stock, par value $0.0001 per share (“Parent Class B Common Stock” and, together with the Parent Class A Common Stock, the “Parent Common Stock”), of Parent have equivalent value per share, notwithstanding the different voting rights and other non-financial terms of such shares that could impact their value. Management of the Company has advised us, and we have at your direction assumed, that the Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and the other matters covered thereby. At your direction, we have assumed that the Projections provide a reasonable basis on which to evaluate the Company and the Merger and we have, at your direction, used and relied upon the Projections for purposes of our analyses and this Opinion. We express no view or opinion with respect to the Projections or the assumptions on which they are based. In addition, management of the Company has advised us that they expect the Company Shortfall Cash will be $0, and we have at your direction assumed the Company Shortfall Cash will be $0. We have relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or Parent since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have also relied upon, without independent verification, the assessments of the management of the Company as to the existing and future relationships, agreements and arrangements with, and the Company’s and Parent’s ability to attract and retain, key customers, distributors, vendors and other commercial relationships, and employees of the Company and Parent. We have further relied upon, without independent verification, the assessments of the management of the Company as to the Company’s and Parent’s existing and future technology, products, product candidates, services and intellectual property and the validity of, and risks associated with, such technology, products, product candidates, services and intellectual property (including, without limitation, the validity and life of patents or other intellectual property, the timing and probability of successful testing, development and commercialization of such technology, products, product candidates and services, the approval thereof by appropriate governmental authorities, and the potential impact of competition), and we have assumed, at your direction, that there will be no developments with respect to any such matters that in any respect would affect our analyses or this Opinion. In addition, we have relied upon, without independent verification, the assessment of the management of the Company as to the ability of the managements of the Company and Parent to integrate the businesses of the Company and Parent, and we have assumed, at your direction, that there will be no developments with respect to any such matters that would affect our analyses or this Opinion.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger and the Notes Restructuring Transaction will be satisfied without waiver thereof, and (d) the Merger and the Notes Restructuring Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and the Notes Restructuring Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Merger and the Notes Restructuring Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger and the Notes Restructuring Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or Parent, or otherwise have an effect on the Merger, the Notes Restructuring Transaction, the Company or Parent or any expected benefits of the Merger or the Notes Restructuring Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, Parent or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or Parent is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or Parent is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Merger, the Notes Restructuring Transaction, any related transaction, the securities, assets, businesses or operations of the Company, Parent or any other party, or any alternatives to the Merger, the Notes Restructuring Transaction or any related transaction, (b) negotiate the terms of the Merger, the Notes Restructuring Transaction or any related transaction, or (c) advise the Board, the Company or any other party with respect to alternatives to the Merger, the Notes Restructuring Transaction or any related transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company, Parent, the Consideration, the Merger, the Notes Restructuring Transaction or any related transaction, and this Opinion does not purport to address potential developments in any such markets. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any view or opinion as to what the value of the Parent Class A Common Stock actually will be when issued pursuant to the Merger or the price or range of prices at which the Company Common Stock or Parent Common Stock may be purchased or sold, or otherwise be transferable, at any time. We have assumed that the Parent Class A Common Stock to be issued in the Merger to holders of Company Common Stock will be listed on Nasdaq.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Merger and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, the Company any security holder or any other party as to how to act or vote with respect to any matter relating to the Merger, the Notes Restructuring Transaction or any related transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, or any other party that may be involved in the Merger, the Notes Restructuring Transaction or any related transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Merger, the Notes Restructuring Transaction or any related transaction.

Houlihan Lokey in the past acted as financial advisor to a group of then-holders of the 2026 Notes in connection with the Company’s deleveraging transaction, which closed in September 2025. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent other participants in the Merger, the Notes Restructuring Transaction or any related transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, other participants in the Merger, the Notes Restructuring Transaction or any related transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

We will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Merger. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Merger, the Notes Restructuring Transaction or any related transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise (other than the Consideration to the extent expressly specified herein), including, without limitation, the Notes Restructuring Transaction or any related transaction, (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party (except if and only to the extent expressly set forth in the last sentence of this Opinion), including, without limitation, the Company Noteholders, holders of the 2026 Notes and their respective affiliates, (iv) the relative merits of the Merger, the Notes Restructuring Transaction or any related transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Merger, the Notes Restructuring Transaction or any related transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents, including, without limitation, (a) the fairness of the Consideration to be received by the holders of Company Common Stock relative to the Notes Restructuring Consideration to be received by the Company Noteholders or amounts received by holders of the 2026 Notes to repurchase such notes, or vice versa, (b) the allocation of the Consideration, the Notes Restructuring Consideration or any amounts paid to repurchase the 2026 Notes as among the holders of Company Common Stock, the Company Noteholders and holders of the 2026 Notes, and (c) the allocation of the Consideration among the holders of Company Common Stock, (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Merger, the Notes Restructuring Transaction or any related transaction, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Merger, the Notes Restructuring Transaction or any related transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger, the Notes Restructuring Transaction or any related transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, we are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, the Company and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to the Company, Parent, the Merger, the Notes Restructuring Transaction or any related transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock for their shares of Company Common Stock in the Merger pursuant to the Agreement is fair, from a financial point of view, to such holders (solely in their capacity as holders of Company Common Stock).

Very truly yours,

HOULIHAN LOKEY CAPITAL, INC.

Annex C

§ 262. Appraisal rights [For application of this section, see 81 Del. Laws, c. 354, § 17; 82 Del. Laws, c. 45, § 23; 82 Del. Laws, c. 256, § 24; 83 Del. Laws, c. 377, § 22; and 84 Del. Laws, c. 98, § 16].

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

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